82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030536

REGISTRANT'S NAME: Friends Provident plc

*CURRENT ADDRESS: Pixham End
Dorking, Surrey
England RH4 IQA

**FORMER NAME: ____________

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

**NEW ADDRESS: ____________

FILE NO. 82- 5254   FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 2/14/02

2/1/02



4 Benefits

3 Flotation

2 Vote

1 Validation

FRIENDS PROVIDENT

PROPOSED DEMUTUALISATION AND FLOTATION

MEMBERS' CIRCULAR

FRIENDS PROVIDENT

This Circular describes the proposed demutualisation and flotation of Friends Provident, as recommended by your Board, and what it means for Members and Policyholders.

It contains information to enable Members to vote on the Proposal and should be read carefully.

Current Members will find enclosed with this Circular:

- a Voting Form; and
- a covering letter from the Chairman including Questions and Answers.

Qualifying Members will, in addition, find enclosed a Share Allocation Statement.

These documents should also be read carefully.

If, after reading this Circular, you require any further clarification to enable you to vote please contact your financial adviser or contact the Friends Provident Demutualisation Helpline on 0845 0701170 (from overseas +44 1722 428400). The Helpline operators cannot provide financial advice but will be able to answer general questions about the Proposal.

If you are in any doubt about the action you should take, please consult your financial adviser, solicitor, accountant or other professional adviser duly authorised under the Financial Services Act 1986.

Members of Friends' Provident Life Office who are US Persons or US residents or have an address outside the United Kingdom or another Permitted Country should refer to the Overseas Members section of Part II and the definitions of "Overseas Member" and "Permitted Country" in Part X.

In reading this Circular, you should refer to the Definitions and Glossary of Terms section set out in Part X, which explains some of the terms used.

Appendix II to this Circular sets out details of how you can contact Friends Provident.

CONTENTS

TIMETABLE OF KEY DATES

The expected timetable is set out below. Some of the dates may be subject to change.

	2001
Deadline for receipt of Voting Forms for the Extraordinary General Meeting	11.00 a.m. on Monday 4 June
Extraordinary General Meeting	11.00 a.m. on Wednesday 6 June
UK Court Hearing	Monday 11 June
Launch of Offer	Tuesday 12 June
Despatch of Prospectus	from Tuesday 12 June
Close of Preferential Offer	12 noon Tuesday 3 July
Effective Date	Monday 9 July
Listing Date and Share Dealings Commence	Monday 9 July

THE DEMUTUALISATION AND FLOTATION PROCESS

1. Announcement

On 4 May 2000, the Board announced its decision to recommend to Members that Friends Provident should demutualise and list on the London Stock Exchange.

2. Validation of Members' details

Qualifying Members were sent a letter dated 31 January 2001 asking them to confirm their address and policy details.

3. Proposal to Members and voting

Friends' Provident Life Office has issued this Circular which contains details of the Proposal, together with a covering letter from the Chairman (including Questions and Answers), a Voting Form and for Qualifying Members a Share Allocation Statement. This will enable Members to decide whether to vote FOR or AGAINST the Proposal that Friends Provident should demutualise and list.

We are currently at this stage in the process

4. Application to the Courts

If the Proposal is approved by Members, Friends' Provident Life Office will seek the approval of the Courts in the UK and in Guernsey.

5. Flotation

Friends Provident plc, which will be the new parent company of the Friends Provident Group, intends to raise new capital and list on the London Stock Exchange on 9 July 2001. UK Members will be sent a Prospectus giving details of the Offer. Broadly, UK Members who retain their Shares may, subject to certain conditions, apply to buy additional Shares on preferential terms. Alternatively, they may choose to sell all, but not some of, their Shares on Listing and receive the proceeds of sale.

Overseas Members will receive the proceeds of the sale of Shares allocated to them.

6. Benefits

Qualifying Members who have validated their details will receive their demutualisation benefits in the form of Shares or the proceeds of sale shortly after the Shares are listed on the London Stock Exchange. **If you have not already validated your details, you are encouraged to do so now by returning the completed Voting Form.**

What you should do now

Please read this Circular and all the accompanying documents. You can vote on the Proposal either by completing the Voting Form or by attending the Extraordinary General Meeting ("EGM") to be held at the Wembley Conference Centre at 11.00 a.m. on Wednesday 6 June 2001. To vote using the Voting Form, please complete and post it in the reply paid envelope provided. If you have a Share Allocation Statement, please detach and retain it for your records. If you have mislaid the reply paid envelope, please post your Voting Form to Friends Provident Demutualisation, Computershare Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8BX, Great Britain.

Please send your Voting Form whether or not you propose to attend the EGM and ensure that it is posted so as to arrive no later than 11.00 a.m. on Monday 4 June 2001.

You should read this summary in conjunction with the full text of this Circular.

Key features of the Proposal

- Friends' Provident Life Office will demutualise.
- All Friends' Provident Life Office policies will be transferred to a new company, Friends Provident Life and Pensions Limited, which will be wholly-owned by Friends Provident plc, the new parent company of the Friends Provident Group.
- The Shares of Friends Provident plc will be listed and traded on the London Stock Exchange.
- All Qualifying Members, except Assignees, will receive a single fixed allocation of 200 Shares, irrespective of how many policies they hold.
- All Qualifying Members, except Assignors, with Eligible With Profits Policies will receive a variable allocation of Shares.
- UK Members will be able to choose to sell all, but not some of, their Shares immediately on Listing.
- Overseas Members and certain Assignees will be allocated Shares but will not receive them; these Shares will be sold on their behalf and the proceeds of sale sent to them.
- Qualifying Members who are Pension Scheme trustees will be allocated and issued Shares; unless the trustees indicate otherwise, these Shares will be sold on their behalf immediately on Listing and the proceeds of sale of the fixed allocation of Shares sent to them; the proceeds of sale of the variable allocation of Shares will generally be reinvested in their policies.
- Friends Provident plc intends to raise new capital at the time of its Listing. Subject to certain conditions, UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners of the Friends Provident Group will have the right to apply to buy Shares on preferential terms.
- Friends Provident plc intends to arrange share dealing services to assist UK Members who wish to trade their Shares after Listing.

Protections for Policyholders

The Proposal has been reviewed by The Financial Services Authority, the UK regulatory authority for insurance companies, which has not raised any objections. The Proposal is subject to the approval of the UK Court and the Guernsey Court.

The reasonable benefit expectations under your policy will not be adversely affected as a result of the Proposal.

Report by the Independent Actuary

Michael Arnold, Fellow of the Institute of Actuaries, has been appointed as the Independent Actuary to report on the effect of the Proposal on Members and Policyholders. Mr. Arnold has concluded that in his opinion:

- the financial strength of Friends Provident Life and Pensions Limited will be at least equivalent to that of Friends' Provident Life Office at the Effective Date and will remain sufficient to provide adequately for the security of the benefits under all Transferred Policies. The shareholder capital in Friends Provident Life and Pensions Limited will further enhance its financial strength;
- the fund allocations and the subsequent application of the Principles of Financial Management preserve Policyholders' Reasonable Expectations and result in no material change to Policyholders' benefit expectations; and

- the Proposal is fair and reasonable and in particular the allocation of Shares to Qualifying Members is being conducted fairly and based on sound principles.

Eligibility

The flowcharts set out on pages 5 to 7 explain who is a Member and therefore entitled to vote at the EGM, and who is a Qualifying Member and so entitled to an allocation of Shares.

Under the Proposal, Qualifying Members include certain categories of persons who would not otherwise be Members at the time of Listing. The effect of including these categories of persons will be to reduce the demutualisation benefits of the existing holders of Eligible With Profits Policies by approximately 4.7 per cent. In his report, the Independent Actuary has stated that he regards the extension of Share allocations in this manner as being in line with good practice and the resulting dilution of demutualisation benefits to existing holders of Eligible With Profits Policies as acceptable.

Value of Shares

The value of the Shares cannot yet be accurately stated. However Merrill Lynch, the investment bank advising the Board on the Proposal, has estimated that if the Shares of Friends Provident plc had been traded on the London Stock Exchange on 25 April 2001, each Share would then have traded at between 225p and 270p. The actual price at which Friends Provident plc Shares will trade following Listing will not necessarily be the same as this estimate. The estimated trading price range could change materially, in particular as a result of changing stock market conditions. This estimate is provided on the basis set out in the letter from Merrill Lynch included in Part VII of this Circular.

Board recommendation

Your Board has unanimously concluded that the Proposal is in the best interests of Members and Policyholders of Friends' Provident Life Office. Members are urged to vote FOR the Special Resolution to be proposed at the EGM. Each Director, in his or her capacity as a Member, intends to vote FOR the Special Resolution, which must be passed before the Proposal can become effective.

Next steps

Please read this document together with the instructions on the enclosed Voting Form and decide whether you want to vote FOR or AGAINST the Proposal.

Implementation of the Proposal is conditional on:

- at least 75 per cent. of those Members who vote either by using the Voting Form or in person at the EGM voting FOR the Special Resolution;
- the UK Court approving the transfer of the policies and business of Friends' Provident Life Office to Friends Provident Life and Pensions Limited; and
- Friends Provident plc raising new capital to implement the Proposal and having its Shares listed on the London Stock Exchange. If the necessary amount of new capital is not raised, the Proposal will not proceed.

FLOWCHARTS EXPLAINING MEMBERSHIP AND SHARE ALLOCATION

If you have received a Voting Form, then according to our records you are a Member and entitled to vote. If you have received a Share Allocation Statement, then according to our records you are a Qualifying Member and entitled to Shares.

These flowcharts are only a summary and are not definitive statements of your entitlement to vote or to be allocated Shares. You should also read Part II of this Circular which sets out these entitlements in more detail.

Flowchart 1: Membership and entitlement to vote

The flowchart below will help you to establish whether you are a Member of Friends' Provident Life Office at the date of the EGM and therefore entitled to vote on the Proposal.

You can only be a Member once and will therefore only have one vote however many Friends' Provident Life Office policies you hold.


Did you originally take out a Friends' Provident Life Office or UK Provident policy which will still be in force on 6 June 2001? (See notes 1, 2 and 3).
No
Yes
Is the policy, or are any of the policies you hold, in your name only (or, in respect of jointly held policies, are you the first named or nominated policyholder)? (See notes 2 and 4).
No
Yes
You will be a Member at the date of the EGM and can vote
You are not a Member and cannot vote

Notes:

1. **Types of policies originally offered by Friends' Provident Life Office or UK Provident are listed in Appendix I to this Circular.**
2. **Under the Friends' Provident Life Office Rules ("Rules"), if the policy in respect of which you are a Member has been sold or otherwise transferred to another person, you remain a Member.**
3. **Under the Rules, where a policy is taken out by a trustee or trustees, the first named trustee is the Member. Where an individual Pension Policy has been assigned out of a Pension Scheme to an individual Policyholder, the individual will have become a Member in respect of that policy.**
4. ***If the policy you hold was taken out jointly by you and another person and has since been transferred to you, this is treated* as a nomination of you as the Member in accordance with the Rules.**

Flowchart 2: Eligibility for a single fixed allocation of 200 Shares (See note 1)

The flowchart below will help you establish whether or not you are eligible for a single fixed allocation of Shares.



Are you a Member of Friends' Provident Life Office? (See flowchart 1 on page 5. See also notes 2 and 3).
No
Yes
Were you a Member of Friends' Provident Life Office on 4 May 2000? (See note 4).
No
Yes
Will you be a Member continuously in respect of a policy from which membership arises from 4 May 2000 until and including 6 June 2001?
No
Yes
You are a Qualifying Member. You will receive a single fixed allocation of 200 Shares. (See note 1).
You are not a Qualifying Member. You will not receive a Share allocation.

Notes:

1. If you are a UK Member your allocation of demutualisation benefits may be received in the form of Shares in Friends Provident plc or the proceeds of sale of those Shares. If you are an Overseas Member you will receive an amount equal to the value of the Shares allocated to you. If you are a Pension Scheme trustee the Shares allocated and issued to you will, unless you indicate otherwise, immediately be sold on your behalf and the proceeds of sale sent to you.
2. Proposals are made under the Special Resolution to extend membership of Friends' Provident Life Office to certain additional categories of persons who are not Members under the terms of the current Rules (see Section 7 of Part II of this Circular for further details). These categories of persons are treated as Members for the purpose of this flowchart and flowchart 3 provided that they held the relevant policy on 4 May 2000 and continue to hold it until and including 6 June 2001.
3. Proposals are also made under the Special Resolution to extend membership of Friends' Provident Life Office to former Members whose policies matured on or after 4 May 2000, who will therefore be Qualifying Members, provided they otherwise satisfy the requirements set out in this flowchart. Please see Section 7 of Part II of this Circular for further details.
4. You may have submitted an application or proposal for a policy dated on or before 4 May 2000 which came into force after that date and which Friends' Provident Life Office determines to be eligible under the Proposal because it was being processed by Friends' Provident Life Office at the relevant time (4 May 2000 was the day on which the Board of Friends' Provident Life Office publicly announced its intention to recommend to Members that Friends' Provident Life Office should demutualise).

Flowchart 3: Eligibility for a variable allocation of Shares (See note 1)

The flowchart below will help you establish whether or not you are eligible for a variable allocation of Shares.


Are you a Member of Friends' Provident Life Office? (See flowchart 1 on page 5. See also notes 2 and 5).
No
Yes
Did you hold one or more With Profits Policies on 4 May 2000? (See note 3).
No
Yes
Will you hold one or more of those With Profits Policies continuously as a Member from 4 May 2000 until and including 6 June 2001? (See notes 4 and 5).
No
Yes
You are a Qualifying Member holding an Eligible With Profits Policy. You will receive a variable Share allocation for each Eligible With Profits Policy you hold. (See note 1).
You are not a Qualifying Member holding an Eligible With Profits Policy. You will not receive a variable Share allocation. (See note 4).

Notes:

1. If you are a UK Member your allocation of demutualisation benefits may be received in the form of Shares in Friends Provident plc or the proceeds of sale of those Shares. If you are an Overseas Member you will receive an amount equal to the value of the Shares allocated to you. The variable Share allocation to which Pension Scheme trustees are entitled will, unless they indicate otherwise, be sold and the proceeds of sale applied by Friends Provident Life and Pensions Limited to enhance policy benefits for Pension Scheme members.
2. Proposals are made under the Special Resolution to extend membership of Friends' Provident Life Office to certain additional categories of persons who are not Members under the terms of the existing Rules (see Section 7 of Part II of this Circular for further details). These categories of persons are treated as Members for the purpose of this flowchart and flowchart 2 provided that they held the relevant policy on 4 May 2000 and continue to hold it until and including 6 June 2001.
3. A guide to assist you in deciding whether you hold a With Profits Policy is contained in Appendix 1 to this Circular. If you have sold or transferred your With Profits Policy, you will not be treated as holding a With Profits Policy.
4. An Eligible With Profits Policy is a policy written by Friends' Provident Life Office or UK Provident, that was in force at 11:59 p.m. on 31 December 1999, was a With Profits Policy at 00:01 a.m. on 4 May 2000 and remains in force until 6 June 2001 (or is treated by Friends' Provident Life Office as having been in force continuously throughout this period) provided that: (a) unitised With Profits Policies must have had With Profits units attached to them on 31 December 1999; (b) conventional With Profits Policies (excluding defined benefit pension schemes) must have had an amount of bonus attached to them on 31 December 1999; and (c) defined benefit pension schemes must have had a fund of assets invested in the with profits fund on 31 December 1999.
5. Proposals are made under the Special Resolution to extend membership of Friends' Provident Life Office to former Members whose With Profits Policies matured on or after 4 May 2000. Therefore, With Profits Policies held by such Members will be Eligible With Profits Policies, provided they otherwise satisfy the requirements set out in this flowchart. Please see Section 7 of Part II of this Circular for further details.

FRIENDS PROVIDENT

Friends' Provident Life Office
United Kingdom House, Castle Street, Salisbury, Wiltshire SP1 3SH
Demutualisation Helpline UK: 0845 0701170
Overseas: +44 1722 428400

From the Chairman, D. K. Newbigging O.B.E.

26 April 2001

Dear Member,

Introduction

I welcome this opportunity to write to you about the proposed demutualisation of Friends' Provident Life Office and Listing on the London Stock Exchange of Friends Provident plc, the proposed new parent company of the Friends Provident Group.

Your Board unanimously recommends this Proposal and urges all members to vote FOR the Special Resolution to be proposed at the Extraordinary General Meeting on Wednesday 6 June 2001.

The Proposal

If approved, the Proposal will change the parent company of the Friends Provident Group from Friends' Provident Life Office, a mutual company owned by its Members, to Friends Provident plc, a public limited company owned by its shareholders. Friends Provident plc will be listed on the London Stock Exchange.

The life assurance and pensions policies written by Friends' Provident Life Office will be transferred to a new life insurance company owned by Friends Provident plc called Friends Provident Life and Pensions Limited. All the operating companies in the Friends Provident Group, including Friends Ivory & Sime plc, the listed asset management company, will become subsidiaries of Friends Provident plc.

Qualifying Members will receive an allocation of Shares in Friends Provident plc in exchange for their membership rights in Friends' Provident Life Office. In order to reach what in the opinion of the Board would be a fair outcome, the Board is recommending that the definition of Members be extended by the Special Resolution so as to include certain persons who would otherwise not receive a Share allocation.

Almost all UK Members can either retain the Shares allocated to them or choose to sell them and receive the proceeds of sale. Shares allocated to UK Members who are Pension Scheme trustees will, unless they indicate otherwise, be sold and the proceeds of sale either sent to them or, in the case of the proceeds of sale of the variable allocation of Shares, will generally be reinvested to enhance policy benefits. For commercial and regulatory reasons, Shares allocated to Overseas Members will be sold at Listing and the sale proceeds sent to them.

Friends Provident plc also intends to raise approximately £1.4 billion of net new capital through an Offer of its Shares to institutional and other investors and intends to post a Prospectus setting out further details of the Offer from 12 June 2001. Certain of our business partners have expressed interest in subscribing for approximately £400 million of Shares in the institutional Offer. No individual business partner will hold more than 5 per cent. of the issued share capital of Friends Provident plc upon Listing.

Subject to certain conditions, UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners of the Friends Provident Group will have the opportunity, as part of this Offer, to apply to buy Shares in Friends Provident plc at a discount to the price paid by institutional investors.

After Listing, you will be able to buy and sell Friends Provident plc Shares by using the share dealing facilities to be arranged by Friends Provident plc or by other means, for example through a stockbroker. Further details will be provided in the Prospectus. The price of the Shares will be published in major national newspapers.

Background to the Proposal

The Friends Provident Group is a successful life and pensions and asset management organisation. Your Board has regularly reviewed the company's operating and financial position and in particular its potential for future development. Following such a review, your Board concluded in May 2000 that for the reasons set out below, the approval and implementation of the Proposal would be in the best interests of Members when compared to the alternatives available to Friends' Provident Life Office, including remaining a mutual company.

The Proposal can only be implemented if approved by at least 75 per cent. of those Members who vote. It involves a transfer of business by way of a Scheme, the procedure for which is laid down in Schedule 2C to the Insurance Companies Act 1982. Schedule 2C requires the approval of the UK Court to the Scheme, thus ensuring the protection of Policyholders' interests. A similar procedure will be followed under Guernsey Law to transfer the Guernsey branch policies of Friends' Provident Life Office. A summary of the Scheme, setting out the terms on which the business of Friends' Provident Life Office is to be transferred to Friends Provident Life and Pensions Limited, is set out in Part III of this Circular.

The expected timetable of the key events leading up to the proposed transfer of the business and the Listing of Friends Provident plc is set out on page 1 of this Circular.

Reasons for the Proposal

Under the current structure, Friends' Provident Life Office is a mutual organisation owned by its Members who therefore own, indirectly, all of the Friends Provident Group businesses. Your Board believes that implementation of the Proposal will benefit Members, Policyholders and the Friends Provident Group in that it will:

- increase financial flexibility by allowing easier access to sources of external capital. Unlike a mutual company, a public limited company has the ability to issue shares. Through issuing Shares at Listing, Friends Provident plc will be able to raise the additional finance required to take advantage of future development opportunities, such as the growth in the stakeholder pensions market and acquisitions;
- enable Friends Provident Life and Pensions Limited, the new life insurance company, to increase both its financial strength and its investment flexibility. This should improve investment returns for With Profits Policyholders over the long term;
- recognise the separate interests of customers and owners. Under the mutual structure Policyholders bear the risks and enjoy the rewards of all of the Friends Provident Group's developments in new areas of business activity. The Board believes the proposed new structure is more appropriate as, without affecting Policyholders' reasonable benefit expectations under their policies, it will allow most Qualifying Members the choice of retaining their Shares and participating in the risks and associated rewards of the Friends Provident Group's business activities or selling their Shares and receiving the proceeds of sale; and
- further improve management accountability by raising the profile of the Friends Provident Group and enabling its performance to be compared directly with its listed peer companies.

Should the Proposal not be approved, Friends' Provident Life Office and its businesses will become increasingly limited in their ability to maintain appropriate levels of financial strength and investment flexibility in the fast changing financial services environment. This would constrain our ability to optimise returns and benefits for Policyholders.

Effect on Policyholders and their policies

The Proposal will not adversely affect the interests of Friends' Provident Life Office Policyholders, nor materially change the way in which policies are administered. The Proposal has been independently reviewed by The Financial Services Authority, which has not raised any objections. It has also been reviewed by the Independent Actuary, whose role is to report to the Court on the effect of the Proposal on Policyholders.

Share Allocation

Broadly, each Qualifying Member will receive a single fixed allocation of 200 Shares. In addition, each Qualifying Member holding an Eligible With Profits Policy will be entitled to a variable Share allocation, the value of which will depend on the growth in value of each such policy whilst it has been in force.

The Board believes that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of the shareholders of Friends Provident plc. It is therefore proposed to award 200 Shares to each Qualifying Employee as part of the Proposal. In aggregate, these Shares will equate to approximately 0.1 per cent. of the total Shares allocated to Qualifying Members.

Preferential Offer

Details of the Preferential Offer will be included in the Prospectus.

UK Members should be aware that if approval for the Proposal is received at the Extraordinary General Meeting and from the UK Court they will have a limited period to apply for further Shares in the Preferential Offer. It is anticipated that the Prospectus will be posted from Tuesday 12 June 2001 and the period for applying for further Shares will end at 12 noon on Tuesday 3 July 2001.

Charitable Foundation

In keeping with the origins of the Friends Provident Group and its commitment to charitable causes, the Board intends to set up a charitable foundation called the Friends Provident Foundation (the "Foundation") as part of the Proposal. The Foundation will be responsible for the Friends Provident Group's charitable activities in the future. Qualifying Members can choose, if they wish, to donate their demutualisation benefits to the Foundation. In addition, as part of the Proposal, an amount equal to the value of any demutualisation benefits which are not claimed after a period of 3 years from Listing will be donated by Friends Provident plc to the Foundation up to an amount not exceeding £20 million.

Other options considered

As part of the review referred to above, your Board considered various options to restructure and strengthen the business of the Friends Provident Group. Apart from continuing with the existing mutual structure two other options were considered in detail:

Sale or merger

Any sale or merger of Friends' Provident Life Office would probably achieve some of the benefits associated with the Proposal, but would also be likely to deny Qualifying Members the opportunity to retain a direct investment in the Friends Provident Group.

Friends' Provident Life Office has many of the attributes of a successful independently listed life and pensions and asset management group, namely:

- a strong market position and comprehensive product offering;
- an established position in stakeholder style pension products;
- a well developed multi-channel distribution network;
- a well established asset management business with a distinct investment process;
- a major presence in ethical and socially responsible investments; and
- a market leading technology platform.

In addition, Friends Provident plc will be a major UK listed public company and is expected to be included within the FTSE 100 Index of leading shares. Your Board has a clear strategy which it believes will enable Friends Provident plc to play a major part in the attractive long term growth opportunities in the life, pension and savings markets to the benefit of its owners and customers.

Under the Proposal, UK Members who choose to retain their Shares will be able to share in any increase in their value and any dividends that are paid. This opportunity is likely to be denied to Members if Friends' Provident Life Office were to be sold.

Your Board believes that the Friends Provident Group has a strong future as an independent publicly listed group and that a flotation is in the best interests of Members.

Closing to new business

If Friends' Provident Life Office were to cease writing new insurance business it would be possible, over time, for all surplus assets to be distributed to the holders of With Profits Policies. However, the goodwill value to Members would be lost and the level of ongoing expenses and lack of investment flexibility would reduce benefits to Policyholders. For the reasons explained in the summary of the Appointed Actuary's Report contained in Part IV of this Circular, your Board believes the Proposal to be a significantly more attractive option for Members as a whole than closing to new business.

Conclusion and recommendation

Your Board, which has been so advised by Merrill Lynch, has unanimously concluded that the Proposal is the best option for Members, Policyholders and the Friends Provident Group. The Board has also received actuarial advice from Bacon & Woodrow. In giving their advice, Merrill Lynch and Bacon & Woodrow have placed reliance on the Board's commercial assessment of the Proposal and the other strategic options considered by the Board.

If the Special Resolution is passed and the approval of the UK Court is received, I shall then write again to UK Members and other eligible persons enclosing a Prospectus, which will contain detailed information on the Listing of Friends Provident plc.

Your Board unanimously recommends the Proposal and urges all Members to vote FOR the Special Resolution to be proposed at the EGM, which must be approved before the Proposal can become effective. Each Director, in his or her capacity as a Member, intends to vote FOR the Special Resolution.

Yours sincerely

David Newbigging

Part II
Details of the Proposal

1. Transfer of policies

All Friends' Provident Life Office ("FPLO") policies will be transferred to a new insurance company, Friends Provident Life and Pensions Limited ("FPLP").

The terms of this transfer are set out in the UK Scheme or, as applicable, the Guernsey Scheme. The UK Scheme will require the approval of the UK Court. The Guernsey Scheme will require the approval of the Guernsey Court. The UK Scheme also sets out the way in which FPLP will operate its business after the Effective Date. This is summarised in Part III of this Circular.

2. Impact for Policyholders

The terms and conditions of existing policies will not change and the reasonable benefit expectations and security of Policyholders will not be adversely affected by the Proposal.

If the Proposal is approved, Qualifying Members, except Assignees, will be allocated a fixed number of 200 Shares in Friends Provident plc in exchange for their membership rights in FPLO. In addition those Qualifying Members, except Assignors, who hold Eligible With Profits Policies will be allocated a variable number of Shares.

If you are a Qualifying Member, the number of Shares which will be allocated to you is set out in the Share Allocation Statement which accompanies this Circular. Overseas Members and certain Assignees will not receive the Shares allocated to them; their Shares will be sold and the proceeds of sale sent to them. Pension Scheme trustees will not receive the Shares allocated and issued to them; unless they indicate otherwise, their Shares will be sold and the proceeds of sale of the fixed allocation of Shares sent to them. The proceeds from sale of the variable allocation of Shares will generally be reinvested in their policies.

Premiums will be collected by the same method as at present and you need take no action in relation to these. The details on your bank statement may change to show the name of Friends Provident Management Services Limited, a service company in the Friends Provident Group.

3. Reports on the Proposal

Michael Arnold, FIA, who has been appointed as Independent Actuary, has examined the Proposal and concluded that in his opinion:

- the financial strength of FPLP will be at least equivalent to that of FPLO at the Effective Date and will remain sufficient to provide adequately for the security of the benefits under all Transferred Policies. The shareholder capital in FPLP will further enhance its financial strength;
- the fund allocations and the subsequent application of the Principles of Financial Management preserve Policyholders' Reasonable Expectations and result in no material change to Policyholders' benefit expectations; and

- the Proposal is fair and reasonable and in particular the allocation of Shares to Qualifying Members is being conducted fairly and based on sound principles.

His report is summarised in Part IV of this Circular.

The Proposal has also been considered by Graham Aslet, FIA, the Appointed Actuary of FPLO and a summary of his report also appears in Part IV of this Circular.

4. Membership and qualification for demutualisation benefits

Under the current Rules each policy originally taken out with FPLO or UK Provident gives rise to membership. There is only one Member per policy and this is usually the first named person who took out a policy. If individuals have taken out more than one policy with FPLO or UK Provident, they will only have a single membership.

Demutualisation benefits will only be allocated to Qualifying Members. In order to be a Qualifying Member, except as referred to below, you must have been a Member as at 4 May 2000 and you must remain a Member until 6 June 2001 in respect of a policy which remains in force from 4 May 2000 to 6 June 2001.

If a policy matured or otherwise terminated on or after 4 May 2000 and it was your only policy, under the current Rules you will have ceased to be a Member. However, an amendment to the Rules is being proposed at the EGM which will have the effect of reinstating membership, and therefore entitlement to demutualisation benefits, in certain circumstances. Full details are given in Section 7 below.

Three categories of Qualifying Members who took out policies with FPLO and whose policies have subsequently been transferred to other companies will be entitled to a single fixed allocation of 200 Shares or the proceeds of sale of such Shares if they are Overseas Members, but will not be eligible for a variable Share allocation, regardless of the type of policy held. These three categories are Qualifying Members who held:

- industrial branch policies taken out with FPLO between 4 January 2000 and 4 May 2000, which were subsequently transferred to Royal Liver Assurance Limited on 31 March 2001;
- policies taken out with FPLO through its former Australian branch office; and
- policies taken out with FPLO through its former Irish branch office.

It is intended that, as part of the Proposal, the current Rules relating to membership of FPLO will be further modified as set out in Section 7 below.

5. Customers who are not Members

Policies originally issued by any other company now in the Friends Provident Group, such as London and Manchester and NM, and products issued by Friends' Provident Unit Trust Managers Limited such as unit trusts, ISAs and PEPs, do not give rise to membership of FPLO and will not be taken into account in assessing demutualisation benefits. It is proposed that the current Rules should be modified to enable holders of these products and other UK Non-Member Customers to participate in the Preferential Offer.

6. Further details of current Rules

This section describes a number of categories of persons who under the current Rules qualify to be treated as Members. Provided these persons satisfy the eligibility requirements to be Qualifying Members, set out in Section 4 above, they will be entitled to receive demutualisation benefits.

Joint Holders of Policies

Where two or more people have taken out a policy jointly, only one of them may be classed as a Member of FPLO.

The Member is either:

- the person nominated in writing by all the joint Policyholders (in order to be a Qualifying Member, the nomination must have been made on or prior to 4 May 2000); or
- in the absence of such a nomination, the first named person on that policy.

Assignments

Where a policy is sold or otherwise transferred, the current Rules provide that the assignee does not become the Member except in limited circumstances where individual Pension Policies are transferred out of group Pension Schemes.

FPLO treats any absolute assignment of a joint policy to one of the original holders as a nomination of membership in accordance with the current Rules. This means that the nominee is regarded as the Member and will therefore be entitled to vote and be treated as a Qualifying Member, where the eligibility requirements are otherwise satisfied. This does not apply to assignments to a third party.

Where you have assigned your policy to a bank, building society or any other mortgage lender, your membership is not affected and you will receive demutualisation benefits if you satisfy the other eligibility requirements to be treated as a Qualifying Member.

Trustees

If a policy has been taken out by two or more trustees the first named trustee will be the Member.

If individuals hold policies in two capacities, one as a trustee and one personally, they must decide in which capacity they are a Member and make a single vote in respect of both capacities. Members who are both trustees and have also taken out a policy in their personal capacity will only receive a single fixed allocation of Shares. Trustees must seek their own advice on the performance of their duties in respect of the application of the demutualisation benefits.

Minors

Under the Rules individuals may be Members of FPLO even if they are under the age of 18. Accordingly, minors may be Qualifying Members if they otherwise satisfy all the eligibility requirements to be a Qualifying Member.

Minimum Contribution Policies

Under the Rules membership cannot commence before payment of the first premium due under the policy. In respect of minimum contribution Pension Policies the contribution is made by the Department of Social Security which may not have made payments promptly. As the Policyholder has no control over the payments, the Board has decided that if a minimum contribution Pension Policy was taken out on or before 4 May 2000 and premiums, although not paid by 4 May 2000, have been paid by 31 March 2001, holders of these policies will be treated as Members as at 4 May 2000.

7. Proposed changes to the current Rules

In order to reach what in the opinion of the Board would be a fair outcome, the Board has decided to recommend to Members as part of the Proposal that the current Rules be changed to confer membership on certain persons who would otherwise not be Members and therefore would not receive a Share allocation.

Subject to the passing of the Special Resolution and the sanction of the UK Scheme by the UK Court, certain changes will be made to the membership provisions set out in the current Rules. As a result of these changes, the persons described below will be made Members of FPLO and will be entitled to a Share allocation if they otherwise satisfy the eligibility requirements. The effect of including these categories of persons will be to reduce the demutualisation benefits of the existing holders of Eligible With Profits Policies by approximately 4.7 per cent.

In his report, the Independent Actuary has stated that he regards the extension of Share allocations in this manner as being in line with good practice and the resulting dilution of demutualisation benefits to existing holders of Eligible With Profits Policies as acceptable.

Maturities

Holders of certain policies that matured on or after 4 May 2000 will become Members and so be allocated Shares. The Board considered that it would be reasonable for Policyholders whose membership has ceased through no fault of their own after the announcement of the Board's decision to recommend demutualisation to be treated as Members for the purpose of the Proposal. Policyholders who will benefit from this are those whose membership has ceased by reason of:

- death of a Member giving rise to a claim under that policy, in which event it is proposed that the Rules be amended to provide that the first named personal representative of the deceased Member becomes the Member in the place of the deceased Member;
- expiry of term stated in the Policy with or without value;
- taking retirement benefits under Pension Policies, Personal Pension Plans or Free Standing Additional Voluntary Contributions Contracts at or after the age of 50 or, in the case of a retirement annuity contract, at or after the age of 60;
- surrendering certain unit-linked whole life policies after completion of the premium paying term; or
- any other event which the Directors, at their discretion, consider to be outside such Policyholders' control.

These Rule changes will not apply to policies which lapse or are otherwise surrendered by the Policyholder.

Free Standing Additional Voluntary Contributions Contracts (FSAVCs)

FSAVCs are technically taken out by FPLO rather than the contributor. Accordingly, under the current Rules the contributor to the policy does not become a Member. It is proposed by the Board that the Rules be amended so that, provided they satisfy the other eligibility requirements, all contributors to such policies will become Qualifying Members.

Annuities

A Policyholder who holds a contract taken out directly with FPLO is already treated as a Member.

However, annuities taken out by holders of certain personal Pension Policies with FPLO are technically taken out by FPLO. It is proposed that the Rules be amended to provide that any such annuitant who would otherwise satisfy the eligibility requirements will be treated as a Member.

Annuities taken out by Policyholders of a different company who exercise an open market option and buy an annuity with FPLO are technically taken out by that different company which therefore becomes the Member. In these situations the annuitant will not be a Member under the current Rules. It is proposed that the Rules be amended to ensure that the annuitant does become a Member in these situations, provided the other eligibility requirements are satisfied.

Absolute Assignments

Where a policy is sold or otherwise transferred, the current Rules do not provide for the assignee to become a Member (except in limited circumstances relating to policies assigned to Policyholders out of group Pension Schemes) and cannot confer membership even if the assignee gives notice to FPLO. However, the assignor remains a Member.

The proposed Rule changes provide that in these circumstances, the Assignee of a With Profits Policy (if the assignment was made on or before 4 May 2000) should also become a Member on the basis that the fixed Share allocation should be made to the Assignor and the variable Share allocation should be made to the Assignee. Where the Assignee receives less than the fixed Share allocation, the Shares will be sold and the proceeds of sale sent to them.

Where trustees of one Pension Scheme transfer the policy to trustees of a replacement Pension Scheme, it is proposed that the Rules be changed so that the first named (or otherwise nominated) trustee of the replacement scheme will be treated as the Member in place of the original trustee.

UK Non-Member Customers

A change is proposed to the Rules to grant a conditional entitlement to membership rights for UK Non-Member Customers of the Friends Provident Group. This proposed change is being introduced for technical reasons so as to ensure that such persons are able to participate in the Preferential Offer. It will not entitle them to receive demutualisation benefits under the Proposal.

8. Share allocation

Please see Section 11 below for the treatment of Overseas Members. If you are a US Person with an address in a Permitted Country please contact FPLO.

Each Member is entitled to one vote at a general meeting of FPLO, regardless of the number or type of policies held by such Member. Accordingly, each Qualifying Member, except Assignees, will be entitled to a single fixed allocation of 200 Shares in Friends Provident plc.

In addition, Members holding With Profits Policies are entitled to participate in the profits and distributions of FPLO as set out in the Rules. Accordingly, under the Proposal each Qualifying Member will be entitled to receive a variable Share allocation for each Eligible With Profits Policy held as compensation for the loss of the right to participate in a significant proportion of the profits of FPLO. This variable Share allocation broadly reflects the contribution which the policy has made to the value of FPLO. The basis of calculation of the variable Share allocation is further described in Section 9 below.

If you are a Qualifying Member your allocation of Shares is shown in the Share Allocation Statement enclosed with this Circular.

You can elect to sell all, but not some, of your Share allocation at the time of Listing and receive the proceeds of sale. If the Proposal is approved at the EGM and by the UK Court, you will be sent further documents explaining what you need to do if you wish to sell your Share allocation.

9. Variable Share allocation calculation basis

The variable Share allocation due to any Qualifying Member has been calculated taking into account the total number of fixed Share allocations to be made, the number of Qualifying Members with Eligible With Profits Policies, the size and type of those policies and the period they have been in force.

The overriding objective in the calculation of the variable Share allocation is to allocate Shares in proportion to the contribution made by each of the Eligible With Profits Policies to the value of FPLO. The Board believes that the most appropriate measure of this contribution is the growth in Asset Share of the policy. The calculation basis uses available policy information to establish this growth.

This approach has the following effects:

(a) it ensures fairness between different types of Eligible With Profits Policy;

(b) the allocation will increase with the length of time the policy has been in force;

(c) the allocation will increase with the size of premium; and

(d) the allocation will tend to be larger for policies with a greater investment element (rather than risk elements such as death cover).

The Board believes that policies which have come into force on or after 1 January 2000 will not have been in force long enough to contribute to the value of FPLO as at 4 May 2000 (the day the Board announced its decision to recommend the Proposal to Members). Therefore any With Profits Policy which has come into force on or after 1 January 2000 is not an Eligible With Profits Policy.

10. Pension Scheme Trustees

Shares will be allocated and issued to trustees of Pension Schemes. In most cases there will be legal restrictions on the holding of these Shares by the trustees. Accordingly, unless the trustees indicate otherwise, their Shares will be sold immediately on Listing. The proceeds of sale of the fixed Share allocation will be sent to them and the proceeds of sale of the variable Share allocation will generally be applied to enhance policyholder benefits. A separate set of Questions and Answers is being sent to such trustees.

11. Overseas Members

Shares will only be issued to those Qualifying Members who have an address in the United Kingdom or another Permitted Country.

Overseas Members will have Shares allocated to them, but for commercial and regulatory reasons such Shares will not be issued to them; instead, these Shares will be sold on their behalf and the proceeds of sale sent to them.

12. Allocation of Shares to Employees

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of the shareholders of Friends Provident plc. It is therefore proposed, as part of the Proposal, to award 200 Shares to each Qualifying Employee of any company within the Friends Provident Group (excluding FIS and its subsidiaries) who is in service on 6 June 2001 and has not given notice of termination of employment.

These Shares will be placed in the proposed All Employee Share Ownership Plan ("AESOP") described in Section 4 of Part VI of this Circular, for a period of three years, and cannot be sold by the employees during that period although any employee who leaves the Friends Provident Group will, subject to payment of income tax on the value of the Shares, be entitled to receive and sell the Shares.

In aggregate, these Shares will equate to approximately 0.1 per cent. of the total Shares allocated to Qualifying Members.

Those Directors who are eligible for this allocation as Qualifying Employees have agreed to waive their entitlements.

13. Valuation of Shares in Friends Provident plc

At the date of this Circular, the value of the Shares cannot be accurately stated. However, Merrill Lynch has advised the Board that, on the assumptions contained in its letter set out in Part VII of this Circular, it estimates that, if the Shares of Friends Provident plc had been traded on the London Stock Exchange on 25 April 2001, each Share would then have traded at a price between 225p and 270p. The actual price at which the Shares will trade following Listing will not necessarily be the same as this estimate. The estimated trading price range could change materially, in particular as a result of changing stock market conditions.

14. Validation

If you are a Qualifying Member, Shares will only be issued or the proceeds from the sale of such Shares sent to you at the time of Listing if you validate your details by signing and returning at least one of the following documents mailed to you:

(a) the Validation Form, which was sent with a letter dated 31 January 2001;

(b) the Voting Form enclosed with this Circular; or

(c) the Share Election Form which will be sent to all Qualifying Members other than Overseas Members in June 2001 with the Prospectus.

Qualifying Members who took out policies with FPLO through its former Australian branch office were sent their Validation Forms in September 2000 and not January 2001.

If you do not validate your details prior to Listing, the Shares allocated to you will be treated as "Unclaimed Shares".

15. Unclaimed Shares

If Qualifying Members have not validated their details prior to Listing, the Shares allocated to such Members will be treated as Unclaimed Shares and will be transferred into an Unclaimed Shares Trust, which has been established to deal with these Shares. The trustees of the Unclaimed Shares Trust will hold the Shares for the benefit of the relevant Qualifying Member for a period of up to 3 years from Listing (the "Validation Period"). The terms on which such Unclaimed Shares are to be held will be set out in a trust deed to be entered into between Friends Provident plc and the trustees.

If, during the Validation Period, Qualifying Members make a valid claim for the Shares they were allocated under the Proposal, the trustees of the Unclaimed Shares Trust will procure the transfer of the Shares (together with any accrued dividends) if such Qualifying Members are UK Members and Friends Provident plc is satisfied that sufficient evidence has been lodged.

At the end of the Validation Period, the entitlement for UK Members to claim the Unclaimed Shares and accrued dividends will cease and be replaced by an entitlement, for a further period of 9 years, to claim from Friends Provident plc an amount equal to the value of the Shares (which, subject as described in Section 16 below, Friends Provident plc will have reacquired for nil consideration) and accrued dividends at the end of the Validation Period. No interest will be payable on this amount.

Overseas Members who make a valid claim at any time up to the date falling twelve years after Listing will receive the value of the Shares at Listing, plus interest from the date of Listing to the date of the claim or the end of the Validation Period, whichever is earlier.

16. Friends Provident Foundation

Prior to Listing, a charitable foundation called the Friends Provident Foundation ("the Foundation") will be established. It is intended that the Foundation will be the means by which the Friends Provident Group contributes to charitable purposes after Listing.

Provided that the Proposal is approved, Friends Provident plc will donate to the Foundation at least £250,000 per annum for a period of 3 years from the date of Listing. Additionally, Qualifying Members who do not wish to accept their Shares may donate their Shares, or the proceeds of sale of their Shares, to the Foundation.

It is also proposed that the Foundation will benefit where Unclaimed Shares, as described in Section 15 above, have not been claimed by the end of the 3 year Validation Period. At the end of this Validation Period, Friends Provident plc will reacquire the Unclaimed Shares for nil consideration and will make a donation to the Foundation of an amount equal to the value of the Unclaimed Shares reacquired, and any accrued dividends thereon, up to an amount not exceeding £20 million.

17. UK Court Hearing

If the Proposal is approved at the EGM, FPLO will seek approval of the UK Scheme at a Court Hearing due to take place at the Royal Courts of Justice, The Strand, London, WC2 on 11 June 2001.

Persons, including any holder of an FPLO policy, who consider that they will be adversely affected by the UK Scheme may be heard at the UK Court on this date.

The UK Court will consider the views of experts (in particular the Independent Actuary whose report is summarised in Part IV of this Circular), the views of persons attending the UK Court and any view expressed by The Financial Services Authority.

If you intend to attend the Court Hearing in the UK, please give not less than five clear working days' written notice of your intention and the reasons for any objection to the UK Scheme to FPLO's solicitors, Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS. Please quote reference 2067.

18. Guernsey Court Hearing

Subject to the approval of the UK Scheme by the UK Court, an application will be made to seek the approval of the Guernsey Scheme at a Court Hearing due to take place on 12 June 2001. Persons, including any holder of an FPLO policy, who consider that they will be adversely affected by the Guernsey Scheme may be heard at the Guernsey Court on this date.

If you intend to attend the Court Hearing in Guernsey, please give not less than five clear working days' written notice of your intention and the reasons for any objection to the Guernsey Scheme to FPLO's advocates, Collas Day, PO Box 140, Manor Place, St Peter Port, Guernsey, GY1 4EW. Please quote reference SC.

19. Qualifying Members' tax position

The following summaries are general in nature and do not constitute specific taxation advice given by FPLO. They are based on FPLO's understanding of current tax legislation and Inland Revenue practice. The summaries have been prepared from the perspective of individual Qualifying Members and not from the perspective of Qualifying Members who are companies or trustees, and do not deal with the taxation position of Qualifying Members resident for tax purposes in territories other than the UK, Ireland or Australia. Persons who are in any doubt about their taxation position should seek independent professional advice.

UK

The issue of Shares at Listing to Qualifying Members resident in the UK in respect of life and pension policies will not initially give rise to a charge to UK tax. However, it is expected that UK Members will be subject to capital gains tax on the full value of the Shares when sold. There is generally no allowable base cost in membership rights, other than a March 1982 value which the Inland Revenue have indicated that they will regard as zero. For most UK Members this will mean that, provided the value of the Shares sold, together with any other capital gains realised, is within the annual capital gains tax exemption which for individuals, is expected to be £7,500 for the tax year ending on 5 April 2002, no UK tax will be payable in respect of those gains. No taper relief will be available if the Shares are sold immediately but it will be available from the date of issue of the Shares until the date of disposal.

The Inland Revenue currently consider that the receipt of Shares, or of the proceeds from the immediate sale of Shares, by a Qualifying Member whose entitlement to such demutualisation benefits arises solely from a permanent health insurance policy, should be taxed as income and not under the capital gains regime. Such Qualifying Members who are also higher rate taxpayers may wish to seek independent advice in respect of their taxation position.

For the purposes of UK inheritance tax the right to demutualisation benefits under the Proposal will form part of the value of an estate.

An individual who is resident in the UK for tax purposes will receive dividends from Friends Provident plc net of a non-repayable 10 per cent. tax credit. The shareholder will be subject to income tax on the total of the dividend received and the tax credit. The tax credit will discharge the shareholder's liability to lower or basic rate income tax. If the shareholder is subject to income tax at the higher rate, he or she will have to pay further tax of 22.5 per cent. of the total amount of the dividend received and the tax credit.

Ireland

The allocation of Shares to Qualifying Members resident in Ireland and their immediate disposal will give rise to a capital gain on the full value of the Shares. Any resulting taxable gain will be taxed at 20 per cent. For most Qualifying Members resident or with an address in Ireland this will mean that, provided the gain on the Shares, together with any other capital gains realised in that tax year, is within the annual capital gains exemption, currently IR£740 per person, no capital gains tax will be payable.

Australia

The allocation of Shares to Qualifying Members resident in Australia and the immediate disposal will give rise to a capital gain on the full value of the Shares, assessable in the year of the cash receipt (provided receipt occurs shortly after entitlement arises). This is on the basis that no base cost exists in the membership rights exchanged for the Shares. A 50 per cent. discount concession may be available to individual Qualifying Members resident in Australia (who validate their membership by the date of Listing) in respect of such gain, on the basis that the allocation of Shares is the method to calculate the entitlement of the Member, and the Member is never actually entitled to the Shares. Furthermore, Australian resident Qualifying Members who took out policies prior to September 1985 may not be taxed on the proceeds which they receive from the disposal, again provided that they have validated their membership by the date of Listing.

20. Representations by Qualifying Members

As a result of overseas regulatory constraints relating to Overseas Members, it is necessary for all Qualifying Members to give the following representation.

Each Qualifying Member or person acting on behalf of such Qualifying Member proposing to receive and retain their allocation of Shares, upon returning their Voting Form and/or Share Election Form will be deemed to have represented and agreed as follows (terms used in this Section that are defined in Regulation S under the US Securities Act are used in this Circular as therein defined):

(a) the Qualifying Member is resident in the United Kingdom or another Permitted Country;

(b) the Qualifying Member (and the person, if any, for whose account the Shares are being acquired) is not a US Person;

(c) the Qualifying Member agrees not to copy, distribute or divulge the contents of this Circular to persons within the United States other than for the purpose of obtaining legal/investment advice with respect to voting on the Proposal; and

(d) the Qualifying Member understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the US Securities Act and that the Shares have not been and will not be registered under the US Securities Act. The Qualifying Member will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from him or her of the resale restrictions referred to in the legend stated immediately below.

The Qualifying Member understands that the Shares sold outside the US pursuant to Regulation S of the US Securities Act will, unless otherwise agreed, bear a legend to substantially the following effect:

"The ordinary Shares represented by this certificate have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and, prior to the expiration of a restricted period (defined as 40 days after the later of commencement of the offering and the closing date), may not be offered, sold, pledged or otherwise transferred except (1) in accordance with Rule 903 or 904 of Regulation S under the Securities Act, (2) to a person whom the seller and any person acting on its behalf reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A or (3) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Upon the expiration of the restricted period, these Shares shall no longer be subject to the restrictions on transfer set forth in this legend, provided that at the time of such expiration, the offer or sale of the Shares evidenced hereby and the Shares represented thereby by the holder hereof in the United States would not be restricted under the securities laws of the United States or any state of the United States."

21. Offer of further Shares in Friends Provident plc

(a) Description of the Offer

Friends Provident plc intends to raise approximately £1.4 billion of net new capital through an Offer of its Shares. Subject to certain conditions, UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners of the Friends Provident Group will have the opportunity to buy Shares in Friends Provident plc at a discount to the price paid by institutional investors. Certain of the Group's business partners have expressed interest in subscribing for approximately £400 million of Shares in the institutional Offer. No individual business partner will hold more than 5 per cent. of the issued share capital of Friends Provident plc upon Listing.

(b) Preferential terms

The total number of Shares to be allocated on preferential terms to satisfy valid applications under the Preferential Offer will be at the discretion of Friends Provident plc and Merrill Lynch.

(c) Availability

Application to buy Shares on preferential terms may be made at the time of Listing by:

- all UK Members, including those becoming Members as a result of changes to the Rules at the EGM, who retain the Shares allocated to them, and those who became Members between 4 May 2000 and 1 May 2001 and remain so at 15 June 2001. For this purpose, Members who originally took out their policy with FPLO through its former Australian and/or Irish branch offices will not be treated as UK Members regardless of their residence, as they did not hold an FPLO policy on 4 May 2000;
- UK Non-Member Customers;
- all Qualifying Employees, who are employed by any company within the Friends Provident Group (excluding FIS and its subsidiaries) as at 6 June 2001 and are resident in a Permitted Country and are not US Persons; and
- all Pensioners, who are resident in a Permitted Country and are not US Persons.

The latest time for the receipt of applications to buy Shares in the Preferential Offer is expected to be 12 noon on Tuesday 3 July 2001.

(d) Price

The price of Shares to be offered on preferential terms will be determined by Friends Provident plc and Merrill Lynch and is expected to be announced on Friday 6 July 2001. An indication of the price range for the Preferential Offer will be included in the Prospectus.

(e) Application

Details of how to apply to buy Shares in the Preferential Offer will be sent to UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners from Tuesday 12 June 2001. They will be able to apply to buy Shares on such terms until 12 noon on Tuesday 3 July 2001.

Members, Non-Member Customers, Qualifying Employees or Pensioners who are not resident in the UK or another Permitted Country or who are US Persons will not be permitted to buy Shares. UK Members who sell the Shares allocated to them under the Proposal will not be eligible to apply to buy Shares in the Preferential Offer, in any capacity whatsoever.

(f) Share Dealing Services

UK Members will have an opportunity to sell their Shares on Listing and to receive the proceeds of such sale.

Once Friends Provident plc has been listed, it will arrange share dealing services to enable shareholders to buy and sell Shares in Friends Provident plc. Details of these services will be sent to shareholders in due course.

Part III
Scheme Summary

A. The transfer under the UK Scheme

1. Introduction

Sections A and B of this Part of this Circular contain a summary of the principal terms of the UK Scheme and Part IV of this Circular contains a summary of the report on the terms of the UK Scheme by the Independent Actuary, in each case in accordance with the requirements of Schedule 2C to the Act.

Section C of this Part of this Circular contains a summary of the principal terms of the Guernsey Scheme and the summary of the report of the Independent Actuary contained in Part IV of this Circular considers the terms of the Guernsey Scheme, in each case in accordance with Section 31 of the Guernsey Law.

2. Effective Date and conditions precedent

The Effective Date of the UK Scheme will be the time and date, after the order of the UK Court sanctioning the UK Scheme has been made, on which the conditions summarised below are satisfied. If the UK Scheme does not become effective on or before 31 December 2001 (or such later date as the UK Court may allow), the UK Scheme will lapse.

The conditions referred to above are:

(a) the obtaining of certain tax clearances, as described in the UK Scheme (unless waived in whole or in part by FPLO and FPLP with the approval of the Independent Actuary);

(b) there being no remaining impediments to the Listing of the Shares; and

(c) the passing of a resolution by the Board to proceed with the Proposal. The Board will not pass this resolution if Friends Provident plc does not raise at least the amount of new capital necessary to implement the Proposal.

3. Transfer of business, policies, assets and other liabilities to FPLP

The whole of the Long Term Business of FPLO carried on in the United Kingdom ("UK Business"), including the assets and liabilities comprised within the UK Business, is to be transferred to FPLP on the Effective Date. Policyholders will be entitled to exercise their rights against FPLP in the same way as they would have against FPLO, and FPLP will assume all of FPLO's rights in relation to that business.

All UK Business policies, other than any Excluded Policies (which are described in paragraph 5 below), will be transferred to FPLP, which will become the insurer under these policies (the "Transferred Policies") in place of FPLO with effect from the Effective Date. Excluded Policies (if any) will not be transferred on that date.

Certain assets and liabilities of FPLO may be held on terms which restrict their transfer. The UK Scheme provides for the transfer of these assets and liabilities (and certain other closely related assets and liabilities) as soon as any necessary consents or waivers are obtained. Pending such transfer, FPLO will hold these assets to the order of FPLP and FPLP will indemnify FPLO against any of these liabilities.

4. Premiums and other payments

All premiums and other sums payable to FPLO and all direct debit instructions in favour of FPLO will, from the Effective Date, and without any action by Policyholders, automatically become payable to Friends Provident Management Services Limited (a member of the Friends Provident Group) as agent for FPLP, or in respect of certain policies will automatically become payable to FPLP itself. This means that the details shown on your bank statement may change to refer to Friends Provident Management Services Limited.

Mandates or other instructions relating to the payment of annuities or other moneys by FPLO will also remain in force from the Effective Date as an effective authority to FPLP.

5. Excluded Policies

A small number of policies have been issued to Policyholders who were at the time of issue habitually resident in a state (other than the UK) within the European Union or in Gibraltar, Iceland, Liechtenstein or Norway. If the insurance regulatory authority in any of these states objects to the transfer of any such policy, or if the transfer of any policy is subject to any other overseas regulatory requirements which have not been complied with, then the policy will become an Excluded Policy and will not transfer to FPLP. The interests of any holder of an Excluded Policy will be protected, with the Excluded Policies being the subject of a reassurance agreement between FPLO and FPLP.

6. Establishment of Funds and Accounts

On the Effective Date, FPLP will establish a Long Term Business Fund and the Shareholder Fund. Within its Long Term Business Fund, FPLP will establish:

(a) the With Profits Fund and the Non Profit Fund (each a "Fund") as sub-funds; and

(b) separate accounts, including the Capital Support Account and the Additional Account (each an "Account").

Accounting records will be kept in respect of each Fund sufficient to enable the separate identification of the assets and liabilities of each Fund. The Accounts will not have separate assets and liabilities allocated to them.

7. Allocation of policies, assets and liabilities

The assets and liabilities transferred to FPLP will be divided between the With Profits Fund, the Non Profit Fund and the Shareholder Fund.

All Transferred Policies will be allocated to the With Profits Fund. As explained in paragraph 2 of Section B below, two categories of Transferred Policies will be the subject of internal reassurance arrangements established immediately after the Effective Date.

With limited exceptions, all liabilities of FPLO will be allocated to the With Profits Fund. The principal exceptions are certain taxation liabilities, liabilities in respect of the review of mis-selling of personal pensions and the liability in respect of an issue of subordinated debt by a subsidiary of FPLO, all of which will be allocated to the Non Profit Fund.

The Scheme sets out the basis for determining the value and categories of assets to be allocated to the With Profits Fund. All other assets, with the exception of the intellectual property rights of FPLO (which are to be allocated to the Shareholder Fund), are to be allocated to the Non Profit Fund.

The value of the assets to be allocated to the With Profits Fund will be determined by the Appointed Actuary of FPLO as the best estimate at the Effective Date of:

(a) assets sufficient to cover:

(i) Asset Shares at the Effective Date of With Profits Policies ("Initial Asset Shares") making an allowance for past and expected future enhancements which would have emerged for the benefit of With Profits Policyholders, in the absence of the Scheme, as a result of miscellaneous profits earned prior to the Effective Date;

(ii) the opening balance of the bonus smoothing account (which is described in Section 5.2.4 of the summary of the Appointed Actuary's Report contained in Part IV of this Circular); and

(iii) the value as at the Effective Date of certain charges which are to be borne by the With Profits Fund but cannot be charged to the Asset Shares of Policyholders, namely: the shareholders' proportion of the cost of bonus for conventional With Profits Policies plus related tax, charges which cannot be levied against the Asset Shares for unitised With Profits Policies, and the cost of any enhancement of With Profits Policy benefits required under the Principles of Financial Management;

less

(iv) 40 per cent. of the discounted aggregate of future cash flows as described in the Scheme and calculated by reference to the surplus emerging in the With Profits Fund in each year from certain categories of Transferred Policies.

(b) an amount of £10 million necessary to meet certain costs of staff pension schemes operated by FPLO for the benefit of its current and former employees;

(c) statutory reserves for Non-Profit Policies (excluding policies covered by the internal reassurance arrangements referred to in paragraph 2 of Section B below);

(d) existing provisions for liabilities of a regulatory and non-regulatory nature arising from business carried out prior to the Effective Date (but not including pension mis-selling liabilities or tax liabilities), together with a prudent allowance for increases in those provisions;

(e) in respect of taxation, items including the provision for corporation tax on unrealised chargeable gains and the value of the right to future tax relief for acquisition expenses incurred prior to the Effective Date in respect of business allocated to the With Profits Fund; and

(f) an amount of up to £50 million to enable certain costs of the Proposal to be borne by the With Profits Fund, to the extent not previously borne by FPLO.

The precise assets to this determined value will be selected by the Appointed Actuary of FPLO on an appropriate basis to match the relevant liabilities.

8. Accounts

The opening balance of the Accounts shall be as determined by the FPLO Appointed Actuary as:

(a) Capital Support Account

the excess of assets over liabilities in the Non Profit Fund immediately after the Effective Date, based on the rules for valuation of assets and liabilities set out in the Insurance Regulations, subject to certain modifications. As at 31 December 2000, this amount would have been £30 million; and

(b) Additional Account

the excess of the market value of the Friends Provident Group's shareholdings in certain subsidiaries, including FIS, over the value of such shareholdings on the Effective Date based on the Insurance Regulations. As at 31 December 2000 this amount would have been £413 million.

9. Membership compensation

Qualifying Members will be allocated Shares on the basis set out in the Membership Compensation Deed and described in Part II of this Circular.

B. Future management

From the Effective Date, the business of FPLP will be managed in accordance with the UK Scheme, and in accordance with the Principles of Financial Management.

1. New business

After the Effective Date, new business will generally be allocated to the Non Profit Fund and new unitised With Profits business will then be reassured to the With Profits Fund.

In addition:

(a) under existing reassurance arrangements in respect of pension business, the unit-linked part of pension policies will be reassured to Friends Provident Corporate Pensions Limited;

(b) the board of directors of FPLP will retain the discretion to write or reassure any policy in or to the With Profits Fund; and

(c) increments to policies that have been allocated to the With Profits Fund will continue to be written in that Fund.

2. Internal reassurance arrangements

After the Effective Date, FPLP shall effect arrangements equivalent to an internal reassurance between the With Profits Fund and the Non Profit Fund.

These internal reassurance arrangements will apply to the following:

(a) all rights and liabilities arising under permanent health insurance policies written by FPLO prior to and following the Effective Date; and

(b) the unit-linked funds applicable to unit-linked life insurance business policies transferred under the UK Scheme.

3. Taxation

Taxation attributable to the With Profits Fund is to be calculated on the basis described in the Principles of Financial Management on the basis that the With Profits Fund is a separate proprietary insurance company and the amounts so calculated shall be charged or credited to the With Profits Fund, provided that the FPLP Appointed Actuary is satisfied that the attribution of taxation to the With Profits Fund does not adversely affect the reasonable benefit expectations of the holders of Transferred Policies.

4. Unit-Linked funds

The property and any other associated liabilities comprised in each unit-linked fund of FPLO will be allocated to a new corresponding unit-linked fund established by FPLP. Each Transferred Policy which is a unit-linked policy will have allocated to it the same number and value of units in the relevant new unit-linked fund as were allocated to it in the corresponding unit-linked fund of FPLO immediately prior to the Effective Date.

Subject to regulatory provisions and the terms of policies, FPLP will be able to close, divide or amalgamate any unit-linked funds.

5. Switches between the Funds

Where a Transferred Policy contains a right for the Policyholder to effect a switch of benefits between different unit-linked funds or from unit-linked funds into With Profits benefits (or vice versa) this right will continue to be available after the Effective Date. The UK Scheme permits transfers of assets between the Funds as necessary to give effect to any such switch.

6. Expense allocations and charges to be borne by the With Profits Fund

The UK Scheme contains detailed provisions in respect of the maintenance, termination, acquisition and set up and investment management expenses which will be allocated to the With Profits Fund in respect of Transferred Policies and Excluded Policies.

For the period from the Effective Date up to 31 December 2009, maintenance and termination expenses will generally be based on those incurred by FPLO in 2000, increased each year by the change in the Retail Prices Index plus 1 per cent. per annum. The exception is for business formerly carried on by London and Manchester, for which expenses will be based on the existing terms applicable to that business. Amounts charged to the With Profits Fund in respect of investment management shall be fixed for the same period at the levels currently being incurred by FPLO.

After 31 December 2009, amounts charged to the With Profits Fund in respect of maintenance and termination of Transferred Policies and Excluded Policies, and investment management, will not exceed the charges for similar services made by other life insurance companies and will not significantly exceed the cost which would be incurred by the With Profits Fund if FPLP were to undertake such services itself and the only business of FPLP were that comprised in the With Profits Fund.

7. Surplus in the With Profits Fund

One ninth of the aggregate of the cost of all bonuses to be declared on conventional With Profits Policies after the Effective Date will be transferred to the Shareholder Fund or the Non Profit Fund, as the FPLP board of directors directs from time to time. The bonus expectations of holders of Transferred Policies should not be affected by these transfers, as the expected cost of the transfers will be taken into account in calculating the assets allocated to the With Profits Fund on the Effective Date, as described in paragraph 7(a) of Section A above.

8. Operation of the Capital Support Account

The function of the Capital Support Account is to provide support to the investment and bonus policy of the With Profits Fund. The opening amount of the Capital Support Account is described in paragraph 8(a) of Section A above. The UK Scheme sets out the items which will be debited or credited to the Capital Support Account after the Effective Date. The principal items are the transfers made from the With Profits Fund as described below and any necessary transfers from the Additional Account to the Capital Support Account to restore the amount of the Capital Support Account to the minimum amount specified in the UK Scheme. This amount is to be equal to the opening balance of the Capital Support Account until 31 December 2009 and will then reduce gradually to nil over 22 years.

The following transfers shall be made each year from the With Profits Fund to the Capital Support Account:

(a) an amount of assets calculated, as described in the Scheme, by reference to the surplus emerging in the With Profits Fund in each year from certain categories of Transferred Policies which are allocated to the With Profits Fund; and

(b) an amount representing the investment return earned by the With Profits Fund on assets equal to the amount of outstanding contingent loans (as described in paragraph 10 below).

The minimum amount of the Capital Support Account from time to time, less the amount of all contingent loans then outstanding (as described in paragraph 10 below), is required to be maintained in assets which have a value of that amount under the Insurance Regulations and shall be taken into account in the determination of the investment and bonus policy for the With Profits Fund on the basis specified in the Principles of Financial Management.

9. The Additional Account

The Additional Account is an account within the Non Profit Fund. Its opening amount is described in paragraph 8(b) of Section A above. The amount of the Additional Account can never be increased beyond its original amount. It can be reduced by transfers made to the Capital Support Account as described in paragraph 8 above and will be reduced each year after the Effective Date on a straight line basis so as to reduce its value to nil as at 31 December 2020. There is no requirement to maintain the amount of the Additional Account in assets with a value under the Insurance Regulations.

10. Contingent Loans

The UK Scheme requires support to be provided from the Non Profit Fund to the With Profits Fund by means of contingent loans. In particular, an initial contingent loan will be made immediately after the Effective Date in an amount equal to the opening amount of the Capital Support Account. Repayment of this initial contingent loan will be dependent on certain tests set out in the UK Scheme. Further contingent loans may be made from the Capital Support Account if necessary in the future to ensure the continued solvency of the With Profits Fund or the continued ability of the With Profits Fund to meet the reasonable benefit expectations of the holders of policies allocated to the With Profits Fund.

11. Controls on transfers from the Non Profit Fund

For the period from the Effective Date up to 31 December 2020, the UK Scheme contains controls on the aggregate amount of surplus which may be transferred from the Non Profit Fund to the Shareholder Fund. These controls protect the security of the benefits in respect of the Transferred Policies, and are in addition to restrictions provided under relevant legislation.

12. Costs and expenses

Up to £50 million of the expenses of, and incidental to, the Proposal will be borne by FPLP (and allocated to the With Profits Fund) to the extent not already borne by FPLO. The remainder will be borne by Friends Provident plc.

13. Role of the FPLP Appointed Actuary

The FPLP Appointed Actuary will certify to the Insurance Regulator annually whether or not the provisions of the UK Scheme in relation to actuarial matters and any other matters on which the UK Scheme required his advice, approval or consultation have been complied with.

C. Guernsey Policies and the transfer under the Guernsey Scheme

1. Introduction

Policies issued by FPLO through its Guernsey branch ("Guernsey Policies") will not be transferred by the UK Scheme. It is proposed to request the Guernsey Court to sanction a scheme (the "Guernsey Scheme") which will effect the transfer of those policies on the same basis as the UK Scheme with effect from the Effective Date. Implementation of the Proposal is not conditional on this sanction being obtained. If it is not obtained before the Effective Date, Guernsey Policies will be treated in the same way as Excluded Policies under the UK Scheme and the interests of any holder of a Guernsey Policy will be protected, with the Guernsey Policies being the subject of a reassurance agreement between FPLO and FPLP. If this were to occur, the membership rights in FPLO of holders of Guernsey Policies will be cancelled and such holders who are Qualifying Members will be allocated Shares in exactly the same way as other Qualifying Members.

Holders of Guernsey Policies should note that a statement describing the Guernsey Scheme appears at paragraphs 2 to 5 of this Section C, inclusive below. The Independent Actuary has considered the Guernsey Scheme and a summary of his report appears in Part IV of this Circular.

2. Effective Date and conditions precedent

Subject to the fulfilment of the conditions set out below the Guernsey Scheme is expected to become effective at the same time and date as the UK Scheme. If the Guernsey Scheme does not become effective on or before 31 December 2001 (or such later date as the Guernsey Court may allow), the Guernsey Scheme will lapse.

The conditions referred to above are:

(a) the UK Court sanctioning the UK Scheme on the basis that it shall become effective in accordance with its terms and subject to any modifications or additions as the UK Court may approve or impose; and

(b) the Guernsey Court sanctioning the Guernsey Scheme on the basis that it shall become effective in accordance with its terms and subject to any modifications or additions as the Guernsey Court may approve or impose.

3. Transfer of business, policies, assets and other liabilities to FPLP

The whole of the Long Term Business of FPLO carried on in Guernsey ("Guernsey Business"), including the assets and liabilities comprised within the Guernsey Business, is to be transferred to FPLP on the Effective Date.

Policyholders will be entitled to exercise their rights against FPLP in the same way as they would have against FPLO and FPLP will assume all of FPLO's rights in relation to that business.

All Guernsey Policies will be transferred to FPLP which will become the insurer under these policies in place of FPLO with effect from the Effective Date.

Certain unit-linked funds of FPLO are specific to the Guernsey Business and the assets and liabilities attributable to them will be transferred under the Guernsey Scheme. FPLP will establish corresponding unit-linked funds. Each Guernsey Business unit-linked policy will have allocated to it the same number and value of units in the relevant new unit-linked fund as were allocated to it in the corresponding unit-linked fund of FPLO immediately prior to the Effective Date.

Subject to regulatory provisions and the terms of the policies, FPLP will be able to close, divide or amalgamate any unit-linked funds.

All other assets and liabilities of FPLO are being transferred under the UK Scheme.

4. Premiums and other payments

All premiums and other sums payable to FPLO and all direct debit instructions in favour of FPLO will, from the Effective Date, and without any action by Policyholders, automatically become payable to Friends Provident Management Services Limited (a member of the Friends Provident Group) as agent for FPLP, or in respect of certain policies will automatically become payable to FPLP itself. This means that the details shown on your bank statement may change to refer to Friends Provident Management Services Limited.

Mandates or other instructions relating to the payment of annuities or other moneys by FPLO will also remain in force from the Effective Date as an effective authority to FPLP.

5. Treatment of Guernsey Policies

Guernsey Policies will be treated in the same way as policies transferred under the UK Scheme with effect from the Effective Date.

Summary of Actuaries' Reports

A. Summary of Appointed Actuary's Report

The following is a summary of the Appointed Actuary's Report on the Proposal prepared by Graham Aslet, FIA, the Appointed Actuary of FPLO.

1. Introduction

1.1 Purpose of Report

I have prepared a report the purpose of which is to review the Scheme under which FPLO plans to implement the Proposal and to demonstrate how it is, in my opinion, in the interests of the Policyholders and Members of FPLO. In particular the report considers how the Proposal will affect Policyholders' security and Policyholders' reasonable benefit expectations. In this summary I have used some terms defined in Part X of this Circular.

2. Background

2.1 History

FPLO was established in 1832 under the laws then in force relating to friendly societies under the name of Friends' Provident Institution. It was incorporated by the Friends' Provident Institution Act 1915, which was subsequently repealed and replaced by the Friends' Provident Life Office Act 1975 (the "FPLO Act").

FPLO became responsible for the management of UK Provident in 1986 when that company suffered financial difficulties. The insurance business of UK Provident was subsequently transferred under a Statutory Transfer into a closed fund of Friends' Provident Life Office on 30 June 1988. The two funds were merged, with UK Court approval, on 31 December 1993 (the "UKP Merger").

FPLO acquired the London and Manchester Group in 1998. This group included London and Manchester, a life insurance company writing both industrial branch and ordinary branch business. The business of this company was transferred to FPLO under a Statutory Transfer on 4 January 2000 (the "FPLMA Scheme"). Its former Policyholders are not Members of FPLO since they were originally Policyholders of a proprietary company.

In August 2000 FPLO ceased writing industrial branch business and all its long term industrial branch business was transferred to Royal Liver Assurance Limited with UK Court approval under a Statutory Transfer on 31 March 2001.

2.2 Membership and ownership

FPLO's Rules are set out in Schedule 2 to the FPLO Act. As well as governing the conduct of the affairs of FPLO, these Rules contain the membership rules. An explanation of these rules is given in Section 4 of Part II of this Circular.

In 1990 the Australian and Irish branches of FPLO were transferred along with their policies and appropriate assets to new subsidiary companies in Australia and Ireland respectively under arrangements similar to Statutory Transfers, but under the appropriate local legislation. FPLO subsequently sold both

these subsidiary companies. Special bonuses were paid to With Profits Policies transferred to the two subsidiaries to compensate these Policyholders for the loss of their rights to participate in the miscellaneous profits of FPLO. Their further reasonable benefit expectations were catered for by the subsidiaries to which they were transferred. At the time of transfer, therefore, liability in respect of all their policy benefits was transferred and any expectation of benefits in respect of future profits within FPLO ceased. However, under these arrangements the Policyholders remained Members of FPLO so long as their policies remained in force, entitling them to vote as Members. Similarly, a small number of industrial branch Policyholders, who took out policies with FPLO after 4 January 2000 and became Members of FPLO, have retained their membership, notwithstanding the recent Statutory Transfer to Royal Liver Assurance Limited. I consider that it is appropriate to treat all Members who derive their membership from former business of FPLO as Members of FPLO but not as holders of FPLO With Profits Policies.

2.3 Background to the Business of FPLO

Many of the policies written by FPLO, including almost all term assurance and other risk contracts and annuities-in-payment, have been written on a "non-profit" basis; in other words, the premium set by FPLO has been adequate to pay claims under the risk assumed. Any profit on these policies has accrued to FPLO and formed part of the working capital of FPLO.

During the history of FPLO, many savings contracts have been written in the form of "With Profits" contracts and in these cases the premium charged is greater than the premium required to meet the minimum cover set out in the policy. The accumulated additional premiums, as well as forming part of the working capital of FPLO, have also entitled the Policyholder to share in the profits of FPLO.

Over the past 170 years, the sums accrued in this manner from all the policies issued by FPLO have amounted to many hundreds of millions of pounds. Profits may arise from a number of sources, such as the mortality experience of FPLO being more favourable than expected or by FPLO becoming more efficient and reducing expenses, but more typically the profits arise from the investment experience of FPLO being significantly more favourable than had been assumed when the premiums were calculated. It should be stressed, however, that With Profits Policyholders of a mutual office really are expected to share in its fortunes. They are entitled to share in the profits arising from non-profit business and from other miscellaneous sources; but, equally, policy benefits may be reduced if the trading profits fall.

2.4 Bonuses

The profits arising on conventional With Profits business are distributed in the form of "bonuses", i.e. additions to the benefits which will eventually be paid to the Policyholder. There are in general two forms of bonus. The amounts of bonus are determined in accordance with FPLO's bonus philosophy which is summarised in Section 2.8 below. Each year a reversionary bonus, declared as a percentage of the guaranteed amount and previously declared reversionary bonuses, is added to the policy. The word "reversionary" in this sense means that the amount added to the contract can only be paid at the maturity of the contract or on the earlier death of the life assured. Reversionary bonuses, once granted, cannot be taken away and are reserved for in the same way as the original guaranteed sum. Consequently they reflect that part of the profits of FPLO which the Directors consider can reasonably be regarded as having been earned and not likely to be subject to future short term market fluctuations.

Over the past 40 to 50 years a large part of the profits of FPLO have been in the form of capital gains on equities and property investments. Increases in value of this kind are normally distributed to policies in the form of terminal bonuses. The rate of terminal bonus which will apply to a particular policy is not known in advance. Terminal bonuses are, like reversionary bonuses, payable either on the maturity of the contract or on earlier death of the life assured. Their quantum, however, is not guaranteed and is

dependent on the level of the investments at the time the benefit is paid. It is FPLO's practice, in fixing the rates of bonus, to reduce the volatility of payouts by smoothing changes in bonus levels over a number of years.

For unitised With Profits Policies "units" are allocated to the policy as premiums are paid, and in some cases may be cancelled to meet the cost of life cover or other benefits. The value of the remaining units will determine the value of the policy. The units increase in value daily in accordance with the declared rate of bonus growth, enabling the Policyholder to share in the profits of FPLO in a similar way to a conventional With Profits Policyholder. Terminal bonus may also be payable on the occurrence of certain events once With Profits units have been continuously held for prescribed periods. FPLO reserves the right to make a "Market Value Adjustment" to the bid price of units on surrender of a unitised With Profits Policy. This is likely to be exercised at times of depressed investment values, especially when there are significant cash outflows, and ensures that amounts paid out are in line with the value of the underlying investments.

2.5 Unit-Linked Policies

Coinciding with the increase in the importance of equities and property as a source of profits for holders of savings policies, there has been an increase in the popularity of unit-linked policies. These are endowment and whole life policies where the savings element but not the performance is determined in advance and the Policyholder determines, to a large extent, the type of asset in which the savings element of the premiums is to be invested. Because they have no right to share in the profits of FPLO, unit-linked policies are termed as Non-Profit Policies.

Both types of policy have been sold by FPLO and since 1987 it has been possible to purchase a unit-linked policy where one of the investment choices available to Policyholders is to have all or part of their premiums invested in the with profits fund of FPLO. Currently, these unitised With Profits Policies are virtually the only type of new With Profits policy which may be bought from FPLO.

2.6 Basic Asset Shares

With the advent of modern techniques for tracking and determining the source of profits it has become normal for the overall benefits payable under policies issued by life insurance companies carrying on With Profits business to be determined by reference to the Asset Share of a policy. This is a calculation akin to the determination of the value of units for a unit-linked policy. A basic Asset Share represents the accumulation of premiums over the lifetime of a policy after allowing for expenses, the cost of life cover, the investment return achieved by FPLO each year, taxation and any benefits paid from the policy.

2.7 Enhanced Asset Shares

With Profits Policyholders in FPLO (other than holders of former UK Provident and London and Manchester policies, whose position is discussed in Sections 2.9 and 2.10 below) are entitled to a share in all the profits of FPLO. These include not only the basic Asset Share of a policy but also a share of any profits arising from non-profit business, although they may also need to share in losses arising from, for example, capital losses on underlying assets and exceptional charges.

2.8 Bonus philosophy

Later in this report, I discuss in some detail the bonus philosophy proposed for the new life insurance company, FPLP. In this section I set out the philosophy which FPLO has followed hitherto.

Each year FPLO allocates bonus additions to its With Profits Policies in a fair and equitable manner based on the advice of its Appointed Actuary. FPLO's policy is to declare bonuses at levels which maintain its position as a supplier of high quality financial products but which at the same time are prudent. With Profits Policyholders are entitled to participate by means of bonuses in respect of 100 per cent. of distributed surplus.

FPLO undertakes a review of bonus rates at least annually, normally each December. This review considers the contributions to surplus and the Asset Shares corresponding to a number of specimen policies to ensure that reasonable equity is maintained between different groups and generations of Policyholders. Bonus rates are then smoothed in order to provide the stability characteristic of a With Profits Policy.

Many With Profits Policies are now issued in unitised With Profits form. The structure of these policies and the guarantees given under them differ slightly from those of conventional policies but, after allowance has been made for this, FPLO would expect the returns under the two types of policy to be broadly similar.

When translating this into practice, there are a number of issues to be considered:

- basic Asset Shares;
- enhancements;
- exceptional expenses;
- free assets of FPLO; and
- volatility and smoothing.

FPLO's starting position is that all With Profits Policyholders should have an expectation to receive basic Asset Shares in respect of their policies. These determine a base below which FPLO would not normally expect the policy benefits to fall.

In addition, as stated above, With Profits Policyholders are entitled to enhancements from profits arising from non-profit business adjusted by profits and losses from other sources. Experience within FPLO has shown that in the past a reasonable approximation to these profits was that the basic Asset Share should be increased by approximately 0.5 per cent. per annum for each year of duration and hence that, in the absence of any exceptional expenses, the "enhanced Asset Share" approximated to the basic Asset Share increased by 0.5n per cent., where n is the elapsed term of the policy in years.

The proper determination of the enhanced Asset Share in a situation where there are exceptional expenses such as compensation for pensions mis-selling is more complex. The approach which has been adopted by FPLO hitherto is to meet exceptional costs from the free assets, but to recognise that, in exceptional circumstances, the Directors would charge some of these expenses to policy benefits. It is not anticipated that this would reduce policy benefits below basic Asset Shares.

The final factor to be considered is the question of smoothing. With Profits business, by its very nature, attempts to remove as much volatility as possible from both reversionary and terminal bonus rates and to introduce an element of smoothing. Consequently bonus rates declared in any one particular year do not always reflect precisely the investment circumstances which have been encountered in that year.

2.9 Former UK Provident Policies

The position in respect of policies originally written by UK Provident is broadly similar to policies originally written by FPLO except that at the time of the merger of the UK Provident and FPLO funds the terms of the UKP Merger provided that With Profits Policies originally written by UK Provident would have their Asset Shares calculated on the basis of a reduction in investment return of 0.25 per cent. per annum, reflecting the lower strength and reduced investment flexibility of the UK Provident fund. Also, the enhancements described in Section 2.7 above would not be applied to these policies, reflecting the lower free asset level.

2.10 Former London and Manchester Ordinary Branch Policies

Following the Statutory Transfer of London and Manchester policies to FPLO, the position of former London and Manchester policies has been broadly similar to other FPLO policies except as follows:

- the Asset Shares of former London and Manchester policies have been calculated using a "notional fund" which effectively alters the weighting of real assets (e.g. equities and properties) and monetary assets (e.g. cash and fixed interest investments) to reflect the respective strengths of the London and Manchester with profits fund and the FPLO fund at the time of the transfer and projected forward; and
- no enhancements as described under Section 2.7 above are credited to former London and Manchester policies but a credit of 0.6 per cent. per annum for each of the eleven calendar years from 1999 to 2009 inclusive is made to Asset Shares in lieu of the profits which would otherwise have arisen within London and Manchester largely for the benefit of With Profits Policyholders.

3. Reasons for Flotation and review of Alternative Options

3.1 Background

The decision to recommend demutualisation and to seek a Listing was made following a review of the corporate status of FPLO and in particular a review of whether its mutual status continued to be appropriate.

The Board concluded that any new structure should meet the following objectives:

- to maximise the value for existing Members while allowing them to retain an ownership interest in the successor company;
- to set a clear direction, upholding the existing principles of FPLO;
- to enhance financial flexibility by creating a capital structure which allowed better access to capital thus facilitating further growth of the business and benefiting the existing Members who retain their Shares;
- to deliver choice to Members, enabling them to choose whether to retain their Shares in the business or to sell their Shares; and
- to promote the 'Friends Provident' brand.

FPLO has grown in a period of great pressure for life office managements and is now one of the largest mutual life insurance companies in the UK. However, this growth has placed considerable demands on the underlying finances of the company, particularly in a period of falling investment yields.

Independent financial advisers have been paying increased attention to the financial strength of life insurance companies as measured by the Free Asset Ratio. A high Free Asset Ratio is important as it enables companies to invest a greater proportion of their funds in equities, a policy which will generally enable them to maintain competitive bonus rates.

In FPLO's case the demonstration of a high Free Asset Ratio has been hindered by restrictions placed on the value of some assets imposed by statutory reporting regulations. This has impaired FPLO's strength in the eyes of some commentators. At 31 December 2000 these valuation restrictions meant that assets were valued in draft returns to the Financial Services Authority at £763 million less than their fair market value.

In recent years balancing these conflicting demands has proved to be increasingly difficult.

The Board believes that it is in the long term interests of both the current Members and the future Policyholders for the company to remain independent.

In order to succeed the Friends Provident Group will need to:

- invest in increased volumes of new business;
- maintain the financial strength of the With Profits business; and
- develop the 'Friends Provident' brand.

Financing these varying aims solely through the capital of the With Profits Policyholders could weaken the apparent strength of FPLO's Long Term Business Fund, and would thus be counterproductive.

The Board believes that there is substantial merit in a structure which recognises the separation of the interests of the Group's owners from those of its Policyholders, thus enabling existing Members to realise value from their ownership of the Group if they wish to do so or to participate as owners in the future growth of the business.

3.2 Advantages of demutualisation and flotation

The Proposal, involving a demutualisation of FPLO and flotation of Friends Provident plc, enables all of the key objectives to be met; in particular:

- Friends Provident plc will be able to raise capital on flotation and will gain enhanced access to capital markets;
- the published financial strength of the Group's life insurance operation will be increased and the competitive position of the Group enhanced;
- it will separate the respective interests of Members and Policyholders; and
- it will enhance the 'Friends Provident' profile and enable its performance to be compared directly with its listed peer companies.

The Board considers that flotation has additional advantages for the majority of Policyholders, who are Members of FPLO:

- policy terms and conditions will not be changed, and there will be no reduction in PRE as a result of the Proposal;
- the entitlement to Shares in Friends Provident plc will enable Qualifying Members to retain ownership rights, through the tangible asset of Share ownership; and
- employees of the Group can be incentivised by the provision of Share scheme arrangements.

I agree with this analysis.

3.3 Alternative options considered

As part of its strategic review a number of alternatives were considered by the Board. These are described in Sections 3.4 to 3.6 below.

3.4 Continuing as a mutual organisation

FPLO is financially strong and could continue in its current form for some years. However, the current structure of the Group has a number of constraints for the company and for its Policyholders:

- FPLO's investment freedom is constrained by its limited access to capital and the need to hold strategic assets in its Long Term Business Fund;
- the financial strength of FPLO is understated due to the statutory reporting regime; this hampers its ability to sell new business and disadvantages With Profits Policyholders;
- limited access to capital reduces the ability of FPLO to develop its operations, particularly in areas requiring commitment of risk capital; and
- remaining a mutual is only likely to be possible if significant cost and effort is diverted into maintaining the status quo at the expense of the normal running of the business.

As Appointed Actuary of FPLO, I believe that preserving the existing mutual structure of the Group is a viable option for the future, despite the constraints of the current structure outlined above and the advantages of demutualisation perceived by many Members. However, it is limiting and is likely to lead to a long term decline which is unlikely to be in the best interests of its Members and Policyholders. I consider, therefore, that the Proposal has significant advantages for the Friends Provident Group, its

Members and Policyholders. In particular, Qualifying Members would not benefit through the distribution of Shares if FPLO continues as a mutual. This distribution, although it compensates for loss of membership rights, in effect replaces an intangible asset with one which is realisable.

3.5 Sale to a third party

The arguments in favour of a demutualisation and sale to a third party are similar to those for flotation. The Board considered this option but concluded that it would not meet the key objectives outlined above for the following reasons:

- any sale process is likely to generate uncertainty which would damage the 'Friends Provident' brand;
- it would be difficult to demonstrate that any proposal received from a third party would maximise value for existing Policyholders;
- the distinctive characteristics of the 'Friends Provident' brand would be at risk; and
- the Members of FPLO would be unlikely to have the opportunity to retain direct ownership rights in the Friends Provident Group.

I agree with this analysis.

3.6 Closed fund option

Under this option, no further new business would be written by FPLO and the business in force would run off over a number of years. The fund would continue to be subject to a mutual tax basis, no further acquisition costs would be incurred and the value in the business in excess of that required to pay Policyholder benefits would be released to be passed to the holders of With Profits Policies in the form of higher bonuses than they might otherwise have received.

However these benefits are, in my opinion, outweighed by the following:

- the value of the Friends Provident Group as a whole, including goodwill and the value of the 'Friends Provident' brand, would reduce on closure to new business;
- reorganisation of investment portfolios to meet changing economic conditions is more difficult when there is no new business flow;
- it becomes advisable to invest an increasing proportion of the closed fund in fixed interest securities to match the growing volumes of maturities. Reducing the proportion of equities in this way would normally be expected to lead to lower benefits for With Profits Policyholders;
- closure would deny Qualifying Members the opportunity to crystallise their current membership interest through receiving Shares in Friends Provident plc;
- there would be significant one-off, and ongoing, costs of redundancies after closure to new business; and
- the reduction in career opportunities would lead to difficulty in recruiting and retaining key management and staff, potentially leading to poorer service and investment underperformance.

Although closing to new business might possibly lead to some increase in With Profits Policy benefits (because of the higher bonuses that might be paid), the value of the Share allocation and the additional investment freedom possible for With Profits business make demutualisation and flotation a more attractive option for Policyholders and Members as a whole.

4. Summary of the Proposal

4.1 The Scheme

Part III of this Circular contains a summary of the Scheme and it is therefore not necessary for me to summarise it here.

4.2 Elements of shareholder value

Immediately following Listing, Friends Provident plc will purchase the shareholdings in FIS and London and Manchester Group plc from a subsidiary of the Long Term Business Fund of FPLP. The shareholding in Friends Provident Corporate Pensions Limited will be purchased by the Shareholder Fund of FPLP.

All actuarial liabilities in respect of the existing business of FPLO will be placed in the With Profits Fund of FPLP. Permanent health insurance policies and the investment element of the linked life funds will be reassured to the Non Profit Fund of FPLP.

The effect of the structure is that all surplus from existing FPLO business, excluding permanent health insurance, will emerge in the With Profits Fund. A proportion of the value of surplus arising from specified blocks of the existing business in the With Profits Fund will be transferred to the Non Profit Fund, which will enable the embedded value of those blocks of business to be recognised as being attributed to shareholders. Transfers of one-ninth of the cost of bonus in respect of conventional With Profits business will be made to the Shareholder Fund.

The Non Profit Fund will consist of the total assets of FPLO (net of current liabilities), less the assets allocated to the With Profits Fund and the Shareholder Fund. The excess of the assets of the Non Profit Fund over the statutory reserves constitutes the net assets assumed to be attributable to the Non Profit Fund.

4.3 Principles of the Share allocation

In developing the principles for the allocation of Shares the following factors have been considered:

- the Share allocation basis should be as fair as possible between all Members of FPLO and should be acceptable to the membership as a whole;
- the Share allocation basis should reflect the existing and future rights under the Rules of FPLO of all Members entitled to vote at meetings of Members; and
- the Share allocation basis should reflect the rights of Members holding With Profits Policies to share in the profits of FPLO.

4.4 The Announcement Date

In common with other mutual organisations seeking to demutualise, the Board took the decision that at the time of the announcement of its decision to recommend demutualisation on 4 May 2000 (the "Announcement Date") it would be necessary to announce also that the Proposal to be put to Members would not include any allocation of Shares for persons becoming Members after the Announcement Date. The purpose of this was:

- to avoid the dilution of benefits for Members at the Announcement Date by a sudden influx of new Members seeking to share in these benefits; and
- to avoid the disruption to the business of FPLO and the consequent damage to its value caused by a large number of new policies being taken out solely to receive windfall benefits and which might reasonably be expected to be terminated shortly after demutualisation.

4.5 Date of Determination

The choice of 31 December 1999 as the date in respect of which the variable allocation of Shares is determined for most With Profits Policy classes was governed by similar considerations to those surrounding the Announcement Date. It was considered inappropriate to allow existing Members with policies having options to increase their entitlement to do so at the expense of other Members whose policies may not have such options.

31 December 1999 was the last date prior to the Announcement Date on which a bonus was declared and at which statutory returns were made. It was therefore seen as the most appropriate date at which to determine the variable Share entitlement.

4.6 Variable Allocation of Shares

The variable allocation of Shares for a With Profits Policy is intended to be broadly proportional to the growth in the Asset Share for that policy over the period it has been in force. This is because:

- Asset Share growth provides an appropriate measure of an individual's contribution to the free assets of FPLO - for a given premium, Asset Share growth will be greater for a policy that has been in force for 10 years rather than say 2 years; and
- Asset Share growth provides a benchmark that can be applied across the different classes of With Profits Policies issued by FPLO in order to give a fair allocation of Shares.

4.7 Overseas Members and Pension Scheme Trustees

The Board has sought to be fair in considering the extent to which Overseas Members could participate in the allocation of Shares and in the Preferential Offer. For commercial and regulatory reasons the following process is proposed:

- Qualifying Members other than Pension Scheme trustees with an address in the United Kingdom or another Permitted Country will be entitled to receive Shares and a Prospectus inviting participation in the Preferential Offer;
- Qualifying Members who are Pension Scheme trustees will be entitled to an allocation and issue of Shares; unless the trustees indicate otherwise, these Shares will be sold and the proceeds of sale of the fixed allocation of Shares sent to them; the proceeds of sale of the variable allocation of Shares will generally be reinvested in their policies. Pension Scheme trustees who choose to retain their Shares will be eligible to participate in the Preferential Offer; and
- Qualifying Members without an address in a Permitted Country will be entitled to an allocation of Shares but will not be permitted to receive or retain these Shares. These Qualifying Members will not be eligible to participate in the Preferential Offer.

The costs to Friends Provident plc of enabling Overseas Members to realise the value of their investment would be significant.

Most Pension Scheme trustees who are Qualifying Members are not able to hold Shares for legal reasons.

4.8 Opinion

As Appointed Actuary of FPLO, I believe that the immediate tangible benefits of the proposed Share allocation provide fair compensation for the membership rights in FPLO that will cease on demutualisation. All Qualifying Members resident in the United Kingdom or another Permitted Country will be able, through receiving Shares and the option of purchasing additional Shares, to retain an ownership interest in the Group.

In my opinion the proposed allocation of Shares fairly reflects the interests of Members.

5. Actuarial Review of the Proposal

5.1 Fund Structure

The allocation of assets and liabilities between the various funds within FPLP which is described in paragraph 7 of section A of Part III of this Circular is a summary of the complete allocation which can be found in the Scheme. The objective is to assign assets to the insured liabilities to which they relate in order to replicate the position which currently exists within FPLO. My report refers to the way this will be achieved in practice.

I am satisfied that this allocation of assets and liabilities maintains PRE.

5.2 Principles of Financial Management

Transferred business will be managed in accordance with the Principles of Financial Management, which are set out in full in Schedule 1 of my report. They are designed to ensure that the current FPLO approach to managing the business is maintained by FPLP and that new business does not prejudice the Transferred Policies.

The Principles of Financial Management can be summarised as follows:

5.2.1 *General principles*

The affairs of FPLP will be conducted in a sound and prudent manner with due regard to PRE. In practice FPLP will also be subject to the direction of its parent company.

5.2.2 *Investment Policy*

The distribution of investments within the FPLP portfolio is not expected to be materially different from that in FPLO at present. Investment policy will be the responsibility of the FPLP board of directors, subject to the direction of its parent company.

5.2.3 *Asset Shares*

Asset Shares will be calculated annually on a specimen policy basis from assumptions based on the experience of the With Profits Fund. They will be enhanced to include an allocation in lieu of profits or losses from non-profit business and to reflect the experience of the With Profits Fund.

Special provisions apply to former UK Provident and London and Manchester policies reflecting the terms of the UKP merger and the FPLMA Scheme respectively.

The cost of shareholder transfers in respect of With Profits Policies, including any additional tax arising as a result of the transfer, will not be charged to Asset Shares for Transferred Policies, or for increments to these policies arising from the exercise of a contractual right on pre-defined terms. A charge to reflect this will be introduced in respect of new business.

5.2.4 *Bonus philosophy*

FPLO has a well established bonus philosophy and it is intended that this philosophy will continue in FPLP unchanged as a result of flotation, subject to a more formal approach to smoothing. The key elements of the bonus philosophy are:

- bonus is distributed fairly between different classes of policies and different generations of Policyholders;
- reversionary bonus rates are determined by reference to current and expected future investment returns, with an appropriate allowance for part of investment returns to be distributed as additional or terminal bonus on claim or maturity, taking account of the level of guarantees given;
- maturity and claim payouts are determined by reference to Asset Shares. Payouts are smoothed so that the full extent of changes in the market value of assets is not immediately reflected in claim payments; and
- a smoothing account will be maintained after the Effective Date in order to formalise the usage of the provisions set up to manage payout levels to no more than enhanced Asset Shares.

5.2.5 *Expense allocation*

Administration expenses will be charged to the With Profits Fund and to Asset Shares in accordance with Schedule 2 to the UK Scheme.

Investment management will be carried on in accordance with an arm's length agreement between FPLP and FIS. The costs to the With Profits Fund and to Asset Shares is also set out in Schedule 2 to the UK Scheme.

5.2.6 *Taxation*

The tax charge to the With Profits Fund will be calculated as if it were a separate proprietary company.

5.2.7 *New Business*

New business will not be written on terms that adversely affect the PRE of Transferred Policies.

5.2.8 *Amendment*

Although the Principles of Financial Management may be amended by FPLP, any material change must be reported to the Insurance Regulator before it becomes effective and may not take effect if the Insurance Regulator objects to it.

5.3 Asset Share Enhancements

In Section 2 of this summary, I set out the considerations which have to be taken into account in determining the enhancements to be added to basic Asset Shares.

Under the Scheme the value of the enhancements to basic Asset Shares, which are expected to be credited in future years for the benefit of transferring Policyholders, will be estimated and this value retained in the With Profits Fund of FPLP. These will be calculated ignoring the fact that it may be necessary for adjustments to Asset Shares to be made because of exceptional expenses which cannot yet be foreseen. An amount currently estimated at £1,050 million will be allocated to the With Profits Fund to provide for future enhancements to Asset Shares of Transferred Policies, bonus smoothing costs and other contingencies. This should be adequate but the directors of FPLP must retain the flexibility to be able to reduce enhanced Asset Shares below the level indicated earlier if future experience requires this. Only in very exceptional circumstances would policy benefits fall below basic Asset Shares.

The assets allocated to the With Profits Fund will include assets equal to the estimated value of one-ninth of any future bonuses expected to be declared on transferred conventional With Profits Policies and an allowance for related tax. Hence all the costs of the 10 per cent. shareholders' share of bonus on transferred conventional With Profits Policies will be charged to the With Profits Fund but not to Asset Shares and so not to holders of Transferred Policies.

5.4 Policyholder Safeguards

Transferred business will be managed in accordance with the current FPLO approach set out in the Principles of Financial Management which is designed to maintain PRE. The key points are:

- benefits under Non-Profit Policies will be fully secured and there will be no change in any variable policy charges as a result of the Proposal;
- any assets allocated on the Effective Date to the With Profits Fund together with subsequent premiums paid on transferred business and investment income, apart from assets allocated to the bonus smoothing account, will be used exclusively for the benefit of transferred business or, to the extent permitted by the Scheme, may be transferred to the Non Profit Fund or Shareholder Fund;
- policy payouts for With Profits Policies will continue to be determined by reference to Asset Share calculations;
- the approach to bonus distribution and to the smoothing of investment returns for With Profits Policies will not change materially as a result of the Proposal;
- the expenses to be charged to Asset Shares and to the With Profits Fund are set out in Schedule 2 to the UK Scheme. This reflects a continuation of the current levels of expenses appropriately indexed to allow for inflation;
- the future investment mix for assets supporting With Profits business largely represents a continuation of current practice;

- there will be restrictions on the rate at which transfers can be made from the Long Term Business Fund of FPLP to the Shareholder Fund;
- the cost of the shareholders' share of bonus on transferred conventional With Profits Policies, and additional tax relating thereto, will be charged to the With Profits Fund but not to Asset Shares; and
- new business will be written on terms that will not impact adversely on Transferred Policies.

6. Effects of Scheme on Benefit Expectations

6.1 FPLO With Profits Policies

The rights of With Profits Policyholders are set out in the policy terms and conditions given to them at the time they effected their policies. As these terms and conditions are not changed as a result of the Scheme, I shall concentrate in this section principally on any change which might result in practice from the use of discretions.

6.1.1 *Security*

The Free Asset Ratio of FPLP will be higher than that of FPLO due to the sale of various subsidiaries, the market value of which is in excess of the current regulatory value, to the shareholders and the capital held in the Shareholder Fund. Therefore the security of all Policyholders will improve slightly as a result of the Scheme.

6.1.2 *Surrender Values*

Surrender value bases, which determine the amounts paid to Policyholders who surrender their policies before maturity, have been set at the discretion of FPLO. In all cases surrender values will in future be at the discretion of FPLP although this company will, at least initially, be managed by the same management team and I will continue to have influence as a director of FPLP as well as being its Appointed Actuary. As no change is intended as a result of the Scheme, I believe that Policyholders' expectations in this area will not be changed as a result of the Scheme.

6.1.3 *Expense allocations*

Hitherto With Profits Policyholders have met all the expenses allocated to their business. Those expenses associated with the running of their policies have been charged to their Asset Shares while others (such as the costs of obtaining new business) have been met from the working capital of their fund. In future the With Profits Fund of FPLP will be charged expenses on the formulaic basis set out in the Scheme. Until 31 December 2009, these expenses will be based on the year 2000 per policy expense levels and will increase annually at 1 per cent. per annum in excess of the rate of inflation. This basis might lead to slightly higher expenses being charged to the With Profits Fund of FPLP for the services it receives than if it had continued to pay its own expenses as incurred. However, this basis also takes away from the With Profits Fund the risk that expenses will increase faster than the rate specified and, perhaps more importantly, the obligation to finance new business and systems improvements to maintain service levels. I therefore believe, on balance, that the change to a formulaic approach to expense allocation will be beneficial to holders of With Profits Policies.

6.1.4 *New business arrangements*

Arrangements will be put in place to ensure that new business written after the Effective Date does not damage the PRE of transferring Policyholders. I am satisfied that these arrangements will achieve this objective and that the PRE of transferring Policyholders will not be impaired.

6.1.5 *Investment Policy*

I am satisfied that there will be no change in investment policy directly as a result of the implementation of the Scheme. This conclusion is supported by the continuity of the management team, the Appointed Actuary and the investment manager proposed for FPLP. FPLP is likely to

conclude that the assets available to support the investment policy of the With Profits Fund are substantially the same as those available to FPLO immediately before implementation of the Scheme and that it, as a proprietary company, has slightly more freedom than FPLO would have had as a mutual. I support this. If this investment freedom is used properly it will result in improved investment returns, ultimately benefiting With Profits Policyholders.

6.1.6 *Bonus philosophy*

The introduction of the bonus smoothing account is likely to lead to a more formulaic approach to bonus declaration by FPLP than at present - on balance this is likely to be neutral in the long run, but it will introduce a discipline which will ensure that bonus declarations cannot be unwittingly funded by the shareholders or the working capital of FPLP. Payout levels are therefore likely to track enhanced Asset Shares more closely than hitherto. I do not consider this to be a disadvantage but it will mean that decisions reached after the Scheme is implemented might be different from those reached in a mutual environment.

6.2 Former UK Provident With Profits Policies

The terms of the Scheme do not disturb the special arrangements established under the UKP Merger for these policies and in all other respects former UK Provident and FPLO policies are treated identically by the Proposal. In my opinion, therefore, the Proposal will not reduce former UK Provident Policyholders' PRE.

6.3 Former London and Manchester With Profits Policies

The terms of the FPLMA Scheme determine how former London and Manchester policies should be treated compared with other FPLO policies.

In future the Asset Shares of former London and Manchester policies will, until 31 December 2009, be entitled to a further yield enhancement of 0.6 per cent. per annum over and above the level of enhancement specified in FPLMA Scheme. This enhancement is in lieu of the differential equity backing ratio which features as part of the FPLMA Scheme but which will no longer be appropriate, in the form intended, as a result of implementation of the Scheme.

Apart from this change, the terms of the Proposal do not distinguish between former London and Manchester and FPLO policies. In my opinion, therefore, the Proposal will not reduce former London and Manchester Policyholders' reasonable expectations, though they will be substituting a more certain enhancement for a less certain chance of gain.

6.4 Non-Profit and Unit-Linked Policies

This Section applies equally to Non-Profit and unit-linked policies written originally by FPLO, UK Provident and London and Manchester.

The terms and conditions of Non-Profit and unit-linked policies are set out in the policy documents. These terms and conditions will not change as a result of the Scheme. New unit funds will be set up within the Non Profit Fund for life business which will continue to operate in precisely the same fashion and with the same charges as the corresponding funds within FPLO. In similar fashion the unit-linked pensions business of FPLP will be reassured to the unit-linked funds within Friends Provident Corporate Pensions Limited. These will also operate in precisely the same fashion and with the same charges as the corresponding funds within FPLO.

The bases for calculating surrender values of traditional Non-Profit Polices will continue as at present and are not expected to change as a result of the Scheme. Surrender values of unit-linked contracts including contracts incorporating units with an interest in the With Profits Fund will be calculated as at present. Generally the basis is to pay the bid value of units subject to any deduction set out in the policy document and this will continue as at present.

Some unit-linked policies contain the right to switch their investment medium from units in a unit-linked investment fund to units invested in the FPLO with profits fund. This option will not be changed as a result of the Scheme. However, where switches are made after the Scheme becomes effective, the With Profits units allocated will not be treated as transferred business but as new business. This is necessary to protect holders of other Transferred Policies, whose right to share in the provisions made for the future enhancement of Asset Shares would otherwise be diluted. Investments made in the With Profits Fund on new business terms will not share in these provisions but equally will not be exposed to other risks (such as the risk that the provision made for the cost of guaranteed annuity options proves insufficient) except in exceptional circumstances. I believe that this treatment is fair.

As part of the normal process of administering unit-linked business, FPLO makes expense charges and tax provisions in respect of the policies. These are set out in the policy documents and the process to be adopted will not change as a result of the Scheme.

The demutualisation will result in an increase in the Free Asset Ratio of FPLP. This will slightly enhance the security of all Policyholders of FPLP, including holders of Non-Profit and unit-linked policies.

In summary, the important issues for non-profit and unit-linked Policyholders are:

- policy benefits will not be affected by the Scheme;
- surrender values for non-profit business will not be altered as a result of the Scheme;
- in respect of policies with variable expense charges, the ability to increase charges is set out in the appropriate policy document. There are no plans to increase charges or the approach to determining increases in charges as a result of the Scheme;
- unrealised capital gains tax provisions within the pricing for unit-linked funds will not be altered as a result of the Scheme; and
- the proposal will increase the Free Asset Ratio of FPLP and slightly improve the security for policy benefits.

In my opinion the reasonable benefit expectations of non-profit and unit-linked Policyholders will not be changed as a result of implementation of the Scheme.

7. Conclusion

I support the Proposal, which I believe is in the interests of Policyholders and Members. In my opinion:

- the Proposal will not reduce the reasonable benefit expectations of any Policyholder;
- all Policyholders will be protected by a well capitalised life insurance company and there will continue to be a high level of security for Policyholder benefits with restrictions on amounts which can be transferred to shareholders. Solvency cover, calculated on a statutory basis, will increase slightly as a result of the Proposal;
- most With Profits Policyholders will benefit from the slight increase in investment freedom possible as a result of the Proposal. This should be positive for future investment returns and policy benefits;
- those Policyholders who are Qualifying Members will benefit from the Share allocation which is a consequence of flotation and provides fair compensation, fairly allocated as between different categories of Qualifying Members, for loss of membership rights;
- all Members and Policyholders with an address in the United Kingdom or another Permitted Country who are permitted to hold Shares will have the opportunity to subscribe on preferential terms for additional Shares on flotation and, by means of this and the Share allocation (where applicable), will thus be able to retain an ownership interest in the Friends Provident Group.

I have reached the same conclusions in respect of the Members and Policyholders governed by the Guernsey Scheme and I confirm that I am satisfied that the Guernsey Scheme and the Proposal is also in their interest.

Graham Aslet.

26 April 2001

B. Summary of Independent Actuary's Report

The following is a summary prepared by Michael Arnold, FIA, the Independent Actuary, of his report dated 26 April 2001 on the Proposal.

1. Introduction

1.1 When a scheme for transferring Long Term Business from one insurance company to another is presented to the UK Court for approval it has to be accompanied by a report of an independent actuary as required by section 49 of and Part I of Schedule 2C to the Act. A similar requirement exists in respect of a scheme for transferring Long Term Business from one insurance company to another under section 31 of the Guernsey Law.

1.2 I have been appointed by FPLO as the Independent Actuary in connection with the proposed transfer of the Long Term Business of FPLO to FPLP. I am a Fellow of the Institute of Actuaries, having qualified in 1973, and a partner of Hymans Robertson, Actuaries and Consultants.

1.3 My report has been prepared in accordance with the relevant professional guidance issued by the Institute of Actuaries and the Faculty of Actuaries in Scotland. It is limited to examining the likely effects on those Policyholders of FPLO whose policies extend beyond the date on which the Proposal is to be implemented (the "Effective Date"), compared with their position if the Proposal is not implemented.

1.4 My report falls into three parts:

- a description of the past operations of FPLO, particularly of the way in which it has managed With Profits business;
- a description of the Scheme; and
- an assessment of the likely effects on the holders of the long term policies of FPLO.

This summary of my report does not contain details of the first two elements described above. Part III of this Circular contains a description of the Scheme. I confirm that it is consistent with my understanding of the Scheme. The summary of the Appointed Actuary's Report in Section A of this Part IV includes a description of the past operations of FPLO. In my summary I have used some terms defined in Part X of this Circular.

My assessment of the Scheme has focused on:

- the security of benefits;
- Policyholders' Reasonable Expectations ("PRE"); and
- the equity of the Proposal, including the proposed allocation of Shares in Friends Provident plc.

References to the Scheme also include the Guernsey Scheme, to which my assessment and conclusions apply equally as to the UK Scheme.

In my opinion it is necessary to ensure that:

- the security for all Policyholders is not adversely affected by the Proposal;
- implementation of the Scheme does not adversely impact on the PRE of the With Profits (and other) Policyholders of FPLO; and
- the Members receive adequate compensation for loss of membership rights and this compensation is distributed fairly amongst Qualifying Members.

1.5 I have been provided with access to sufficient information to assess the Proposal, including the Scheme documentation, the Appointed Actuary's Report and other documents relating to the past operations of FPLO and the proposed transfer. I have had extensive discussions with the management and executive Directors and with their external professional advisers to understand:

- the past operations of FPLO;
- the proposed operation of FPLP, with particular reference to the implementation of the Scheme and the Principles of Financial Management to be adopted; and
- the potential impact of the Scheme on Policyholders of FPLO.

1.6 FPLO has considered various alternatives to the Proposal as described in the Appointed Actuary's Report. I concur with his assessment in that report that the alternative of running as a closed fund is inferior. In particular, flotation in conjunction with the Scheme will allow substantially all of the assets attributable to Members to be returned to them either through policy benefits or through the value of the Shares distributed to them. This latter value includes an element in respect of future business ('goodwill') which would be lost or devalued if the FPLO Long Term Business Fund were closed to new business.

2. Security

2.1 The security of Policyholder benefits is principally derived from the strength of the reserves established for the liabilities of the Long Term Business Fund, and the extent to which the value of the assets exceeds the value of the liabilities.

2.2 Insurance Regulations in the UK require long term insurance companies to hold a sufficient amount of suitable assets, referred to as admissible assets, to cover at least the statutory liabilities and minimum solvency margin requirements. Security is generally assessed by first considering the Free Asset Ratio. This is determined by expressing the admissible assets in excess of the liabilities and required solvency margin as a proportion of total admissible assets.

2.3 FPLO maintains adequate reserves, and has recently relied on a financial reassurance treaty to enhance the Free Asset Ratio. The current facility under this treaty, £600 million, will be replaced with a similar amount under a corresponding arrangement effected by FPLP. It is expected that regulatory changes may from some future date negate the effectiveness of this treaty, but this would happen in any event regardless of the Scheme.

2.4 The Free Asset Ratio of FPLO is estimated to have been 9.5 per cent. at 31 December 2000.

The FPLO statutory valuation basis makes some allowance for a fall in interest rates from current levels. FPLO continues to be exposed to the impact of further falls in interest rates, but this exposure is largely covered by appropriate asset management including derivative investments.

The impact of reduced equity values in the year 2000 has reduced the Free Asset Ratio of FPLO. The management of bonus rates for With Profits business should enable a recovery in the Free Asset Ratio, subject to future investment experience.

Projections have been made in respect of FPLP's business, including the writing of new business. The projections have included an analysis of the implication of the effect of further falls in equity values. On the whole, the projections demonstrate that FPLP will be able to maintain an adequate

level of free assets provided that appropriate management action is taken. These actions may include restricting the volumes and nature of new business written. The capital structure following the Scheme and Listing will enable alternative solutions to be considered. Appropriate actuarial actions may also be required in the management of the business, in particular, the setting of bonus rates and asset allocation policy for With Profits business.

2.5 The Scheme will not directly alter the Free Asset Ratio. However, Listing will enable the sale of certain subsidiaries to take place which will have the effect of increasing the Free Asset Ratio by approximately 2 per cent. There will also be shareholders' funds in FPLP which will serve to increase the Free Asset Ratio.

2.6 In the longer term there will be transfers to shareholders and possibly support provided by shareholders which will alter the Free Asset Ratio. The safeguards in the Scheme, in particular the restrictions on transfers to shareholders from the Non Profit Fund, are likely to prevent any sudden deterioration in this respect. It should therefore continue to be possible to manage the business to maintain an adequate level of free assets.

2.7 **I am satisfied that the financial strength of FPLP will be at least equivalent to that of FPLO at the Effective Date and will remain sufficient to provide adequately for the security of the benefits under all Transferred Policies. The shareholder capital in FPLP will further enhance its financial strength.**

3. The Management of With Profits business and PRE

3.1 Equity of the Fund Allocations

With Profits Policyholders generally have two, separate, expectations regarding the management of their business. First, they expect to receive a fair return on their policies having regard to what they have paid in, the investment return achieved, the risks that they have been covered for, and the expenses of management (these components combine to form the Asset Share under a policy); and an allowance for profits on other types of business (where With Profits Policyholders have effectively provided the capital to finance that business). Second, Policyholders expect that, where there are additional funds available in excess of those required to meet these benefits (an "estate"), they should be taken into account when setting investment policy and be available to meet guaranteed benefits in the event of extreme adverse experience.

The intention of the allocations to the With Profits Fund and the Non Profit Fund is that the former shall be sufficient to meet the first of these expectations. The second of these expectations will be met by recourse to the Non Profit Fund and in particular the Capital Support Account which is maintained within it. I have considered whether the allocation to the With Profits Fund is sufficient to reflect Policyholders' current expectations within FPLO.

The allocation of assets to the With Profits Fund has many components. In general it is possible to make reasonable estimates for each of these components and any errors in estimation will not be material to the final result and hence to the expectations of Policyholders. Moreover, I am satisfied that the basis for estimation of these amounts, as described in the Appointed Actuary's Report, is fair. I have considered the principal components in more detail below.

The starting point for the enhancement by FPLP to Asset Shares (in lieu of profits on non-profit business) is the current formula employed by FPLO. Under this formula, for example, a contract maturing after a twenty year term would receive 110 per cent. of its Asset Share, before any adjustment for smoothing. Over recent years, the scope for achieving profits on non-profit business, and hence enhancing With Profits payouts, has reduced. Therefore, to the extent that the enhancement by FPLP is based on the continuation of the current practice of FPLO, I consider it to be a full allowance for their reasonable expectations under this component.

This enhancement has been adjusted to reflect the way in which FPLO has previously managed its business by allocating some of the profits from equity investment to non-profit business. In future equities and the investment return thereon will be fully attributable to With Profits business so that to the extent that the enhancement reflects the future experience, the amount implied by the current formula has been reduced by about one-third.

Under the Principles of Financial Management, it is the Transferred Policies which will get the full benefit of the allowance for the enhancement of Asset Shares. There are circumstances in which this allowance may not be sufficient to maintain the current enhancements to Asset Shares and in particular this will arise if other provisions prove to be inadequate. The most notable provision in this regard is the cost of meeting guaranteed annuity options. I would consider it is reasonable that any additional provision for guaranteed annuity options or other items should reduce the provision for enhancements to Asset Shares. In particular, it would have been reasonable for FPLO to modify its current approach to enhancements to reflect guaranteed annuity options, and the contingency provision being made for these costs takes that into account by only allocating assets in respect of approximately three quarters of the currently determined realistic estimate of future costs, with the remaining quarter to be met if that proves necessary, by reducing the enhancements credited.

A bonus smoothing account is being introduced by the Scheme, and replaces the ad hoc arrangements currently employed. I consider that this has been precipitated largely by economic pressures and in particular the difficulties in managing With Profits business in a period of low inflation and reduced investment returns. I do not believe that PRE is damaged by formalising the bonus smoothing policy, and I believe the proposed smoothing account provides a fair solution. The opening provision is likely to be adequate to meet bonus smoothing costs in the short-to-medium term. I consider it reasonable that ultimately the bonus smoothing account for Transferred Policies will be merged with that for new business.

To the extent that part of the assets being allocated to the With Profits Fund relate to the economic value of future surpluses, I consider that the basis for determination of this amount, as described in the Appointed Actuary's Report, is fair.

The With Profits Fund assets will include shares in Eureko BV. It is expected that this will eventually become a quoted company, enabling a fair quantification of the return on this investment. I believe it is fair and reasonable that this investment should be attributed to the With Profits Fund.

3.2 Appropriateness of the Principles of Financial Management

Following the Effective Date, new business written by FPLP will be in a proprietary company, where the shareholders will have a defined interest in the surplus produced by With Profits business. Moreover, the support arrangements within the Scheme are principally for the benefit of Transferred Policies rather than new business written by FPLP. The Principles of Financial Management are required, inter alia, to ensure that the interests of holders of Transferred Policies are distinguished from those of future Policyholders, and to ensure the preservation (or fair modification) of certain protections and adjustments for particular groups of Policyholders (those contracts originally written by UK Provident and London and Manchester).

I believe that the Principles of Financial Management, which are addressed more fully in the next two subsections, meet these overriding objectives and therefore provide effectively for the PRE of holders of Transferred Policies.

3.3 Investment Policy and New Business

The investment mix currently backing the With Profits business should not change materially as a consequence of the Scheme taking effect. The investment policy for Transferred Policies will be determined on the basis that the Capital Support Account is available to augment the assets of the With Profits Fund.

On this basis, it should be possible to balance investment policy, in particular enabling FPLP to maintain equity investment at a level similar to those of with profits funds run by peer companies.

The level of equity investment for Transferred Policies reflects the nature and terms of the transferred business including its entitlement to profits from non-profit business and the benefit of the Capital Support Account. New business may not support the same level of equity investment without capital support of its own. The Principles of Financial Management recognise this possibility and should enable the interests of Transferred Policies not to be damaged by future unitised With Profits business reassured into the With Profits Fund.

All new business will effectively be written in the Non Profit Fund. Accordingly the costs of financing new business will in future fall ultimately on shareholders, not on the transferred With Profits Policyholders.

3.4 Bonus Policy and Asset Shares

The Principles of Financial Management specify the basis for accumulating and enhancing Asset Shares distinguishing where necessary between Transferred Policies and policies written by FPLP. These principles should ensure that holders of Transferred Policies receive the full benefit of the assets established in the With Profits Fund at the Effective Date other than those already earmarked to meet non-policy liabilities.

The Asset Shares will continue to be adjusted for former UK Provident and London and Manchester policies. I am satisfied that the additional yield being ascribed to former London and Manchester policies, in lieu of the specific capital support currently attributed to them, is being determined on a fair and reasonable basis.

I am satisfied that the provisions for maintaining Asset Shares in respect of all Transferred Policies reflect the intentions of the Scheme and preserve the PRE of those contracts. I am satisfied that the expenses to be charged to Asset Shares in future will be fair and will remain so when they fall due for review.

For Transferred Policies, the current bonus policy of FPLO will broadly continue unchanged within FPLP. However, a more formal approach to smoothing will be adopted, and will be monitored by means of a new smoothing account. As indicated above I consider that the bonus smoothing account does not damage PRE and is not primarily a result of the Scheme, but rather of market forces.

3.5 Conclusion

I consider that the fund allocations and the subsequent application of the Principles of Financial Management preserve PRE and result in no material change to Policyholders' benefit expectations.

4. Non-profit and unit-linked business

4.1 PRE for non-profit and unit-linked business relates principally to security of benefits. As discussed above, security is not adversely affected for FPLO Policyholders in general.

4.2 PRE also extends to the use of discretionary powers to vary the charges applied to unit-linked policies or the practices used in determining the benefits payable, e.g., in pricing units or in setting surrender values. The Appointed Actuary's Report indicates that there will be no changes in these respects.

4.3 FPLP will maintain internal unit-linked funds corresponding to FPLO's unit-linked funds and there will be no change to the number or value of units allocated to Policyholders on the Effective Date.

5. Loss of Membership Rights and Allocation of Shares

5.1 By approving the Scheme and the flotation, Members will effectively be giving up their membership rights. In return they will generally be allocated Shares. However, this will not apply to those Members who became Members after the announcement date (4 May 2000) but these Members were aware of the demutualisation proposal, and in particular this condition, when they effected their policy with FPLO. I do not consider it unreasonable that such Members will not receive Shares, and this aspect of the demutualisation is generally accepted as a necessary provision to deter "carpetbaggers".

5.2 In my view sufficient assets are being provided specifically for the maintenance of Policyholders' reasonable benefit expectations, and the proposals are being structured in such a way that the Members should get fair value for the balance of the assets held by FPLO. In particular this enables them to access the value of the estate held by FPLO, which is significantly invested in subsidiary undertakings, and the goodwill of the business. To the extent that some discount may be applied to the value attributed to the balance of assets reflecting the conditions attached to them within FPLP, this largely reflects the safeguards for transferring Policyholders, including the Capital Support Account which will be in place to support the investment policy for those Policyholders. To the extent that the market value of the Shares of Friends Provident plc includes an element for goodwill (the ability to generate profitable new business), this is an element of value which the Members could not expect to access through means other than demutualisation, and in particular it would be difficult for them to achieve any comparable value for the goodwill if FPLO were to decide to operate as a closed fund.

5.3 The allocation of Shares between Qualifying Members reflects their rights as Members (where each Member has an equal vote), and their interest in the FPLO fund. These elements are recognised with a fixed and variable allocation respectively. I am satisfied that both the expected value of the fixed allocation and the proportion of the total Shares being allocated in this manner are broadly consistent with previous comparable demutualisations. The basis for distributing the variable allocation is determined on the principle that such allocation should be broadly proportionate to the excess of policy values over premiums paid.

5.4 Members are being asked to approve various changes to the Rules to permit a more equitable distribution of Shares, to reward those persons whose membership ceased involuntarily (generally through death, maturity or retirement) since the announcement date and to grant membership in certain other limited circumstances, for example where policies which were effected with FPLO do not, exceptionally, give rise to membership for the Policyholder. I would regard the extension of Share allocations in this manner as being in line with good practice and would accordingly support this element of the Proposal. The resulting dilution of entitlements for existing Qualifying Members is, in my view, acceptable.

5.5 **I am satisfied that the Proposal is fair and reasonable and in particular that the allocation of Shares to Qualifying Members is being conducted fairly and based on sound principles.**

6. Miscellaneous

6.1 Options and increments

The rights of those FPLO Policyholders whose contracts contain options are maintained by the Scheme. New policies effected under such options will be FPLP policies rather than FPLO policies. It is possible that the new FPLP policy effected will not match precisely the corresponding FPLO contract which could have been effected in the absence of the Scheme. New policies effected in this way will not be subject to the provisions of the Scheme which affect Transferred Policies. Since

policy options granted are generally subject to caveats that the new policy to be effected will be subject to the terms, conditions and contract availability when the option is exercised, this will not cause any loss of PRE for those Policyholders affected.

6.2 Costs of Scheme

Provision is being made in the Scheme to ensure that the costs of the Proposal will have no impact on Policyholder benefits.

6.3 Taxation

The taxation applied to proprietary long term insurance companies differs in some respects from that applied to mutual companies. In my view, reasonable provision has been made in the With Profits Fund to "compensate" for the additional taxation which would otherwise impact the policy benefits of transferring Policyholders.

6.4 Pensions review costs

FPLO has made a provision for costs arising from "pensions mis-selling". This provision along with the liability for these costs will be allocated to the Non Profit Fund, which will be responsible for any subsequent variance in the provision.

6.5 Excluded Policies Reassurance Arrangement

A reassurance arrangement will be established on the Effective Date to the extent that any policies remain in FPLO which cannot be transferred to FPLP. This will have the effect that the liability under these policies will be reinsured into FPLP. This arrangement is necessary to ensure that the PRE of the holders of these policies is maintained after the Effective Date, and I am satisfied that it meets this objective.

6.6 Undertakings

The Directors have confirmed their acceptance of the Principles of Financial Management attached as Schedule 1 to the Appointed Actuary's Report.

7. Conclusions

In summary, in my opinion:-

- The financial strength of FPLP will be at least equivalent to that of FPLO at the Effective Date and will remain sufficient to provide adequately for the security of the benefits under all Transferred Policies. The shareholder capital in FPLP will further enhance its financial strength.
- The fund allocations and the subsequent application of the Principles of Financial Management preserve PRE and result in no material change to Policyholders' benefit expectations.
- The Proposal is fair and reasonable and in particular the allocation of Shares to Qualifying Members is being conducted fairly and based on sound principles.

These conclusions apply equally to the Guernsey Scheme as to the UK Scheme.



26 April 2001

1. The Friends Provident Group

From its origins in 1832 the Friends Provident Group has become one of the UK's leading life and pensions and asset management groups with more than 2.6 million individual customers. Over the five years to 31 December 2000 the Group has delivered compound annual growth in annualised new business premium income of 31 per cent. through organic growth and acquisition, significantly outperforming the sector average. During the same period, the compound annual growth rate of assets under management was 21 per cent. The Group believes that the implementation of the Proposal and increased financial strength gained by new capital will enhance its prospects for sustained growth in the future.

The Friends Provident Group has two core businesses, life and pensions and asset management.

The life and pensions business operates primarily in the UK and selected international markets, the latter serviced through its branch in Guernsey. It is one of the top ten life and pensions providers in the UK, with annualised new business premium income in 2000 of £352 million and a market share which has grown from 2.1 per cent. to 4 per cent. over the last five years through organic growth and acquisition. It distributes a comprehensive range of pension, protection, annuity and savings products to both corporate and individual clients. Products are distributed primarily through IFAs and by a direct sales force.

The asset management business is undertaken through Friends Ivory & Sime plc ("FIS"), a publicly listed subsidiary, 67 per cent. owned by FPLO. As at 31 December 2000 FIS had approximately £37 billion of funds under management, including £7 billion of assets managed for external third party customers. FIS was created by the merger of the asset management business of FPLO with Ivory and Sime plc in February 1998. Since then, it has increased its annual revenues by 65 per cent. to £75.3 million and generated a total shareholder return of 132 per cent. (as at 31 December 2000). It has built up a record of superior investment performance with a majority of its funds having delivered performance above the average over the last three years.

The Friends Provident Group's aim is to enhance its position as one of the leading life and pension and asset management groups in the UK with an emphasis on excellent service to customers, capital efficiency and maximising returns for its owners. The Group aims:

- to grow its share of the life and pensions market in a focused and profitable manner;
- to build on its established position in stakeholder and group pensions;
- to further strengthen its investment capability and grow asset management revenues as a proportion of total Group revenue;
- to enhance the Group's multi-channel distribution network with continued focus on IFAs;
- to apply technology and e-commerce to enhance distribution, improve service and reduce costs; and
- to pursue organic growth in strategic markets and remain alert to acquisition opportunities.

Financial Strength

For life insurance companies, financial strength is commonly measured by the Free Asset Ratio. The Free Asset Ratio is the ratio of the excess of a life insurance company's assets over the combined value of the published liabilities and the required minimum solvency margin to the admissible value of the assets. The basis for calculating these reserves is determined by the Appointed Actuary on prudent assumptions and in accordance with professional guidance and the Insurance Regulations. For FPLO, the Free Asset Ratio at 31 December 2000 was 9.5 per cent.

Measures of financial strength are important to intermediaries and Policyholders, providing ongoing reassurance that benefits will be paid. Financial strength indicators and in particular the Free Asset Ratio show that capital is available to expand the business. The Free Asset Ratio measure is particularly used by "best advice panels" of IFAs, consulting actuaries and investment consultants.

If implemented, the Proposal will allow FPLP to improve its financial strength (and hence have a higher Free Asset Ratio) over that of FPLO and to enjoy more investment flexibility for its With Profits business. Under the Insurance Regulations, certain of the Group's operating subsidiaries, including FIS, are valued at less than their market value. The raising of new capital at the time of Listing will allow these investments to be transferred out of the Long Term Business Fund of FPLP and replaced by fully valued assets and additional capital to be invested directly in FPLP. This will enhance the Free Asset Ratio. As a proprietary company, the Group will have slightly more investment freedom than FPLO would have had as a mutual which should result in improved investment returns, ultimately benefiting With Profits Policyholders.

The enhanced financial strength and consequential improvement on ratings expected from the ratings agencies (see below) should improve FPLP's representation on the "best advice" panels of IFAs, consulting actuaries and investment consultants. This will enable the Friends Provident Group to take advantage of future development opportunities in a broad range of pensions and savings products.

Rating

Following discussions with Standard & Poors ("S&P") and Moody's, both rating agencies have confirmed that they will issue separate press releases concerning the impact the Proposal might have on the Friends Provident Group.

S&P considers it highly likely that the principal new operating life and pensions company FPLP will be assigned AA- for its long term counterparty credit and insurer financial strength ratings. S&P expects the demutualisation, subsequent Listing, and raising of £1.4 billion of net new equity capital to improve significantly the Group's capitalisation and financial flexibility, factors that have previously constrained the ratings.

Moody's have stated that on completion of a successful demutualisation and Listing, the Group's insurance financial strength rating could rise from A2 (assigned to FPLO) to either A1 or Aa3 for FPLP (the major operating company of the Group). Moody's have placed the rating under review, reflecting the benefits likely to accrue to Policyholders from the proposed demutualisation and listing as well as the continued improvements in the Group's franchise and market position. Moody's will conclude its rating review after completion and full Listing.

The Friends Provident Group welcomes these statements and believes they are positive for its franchise and financial position, particularly in the IFA market.

2. Shareholder embedded value

The shareholder embedded value of a life insurance business is the sum of the shareholders' net assets and the present value of future profits from in force policies and is a key valuation measure used by the financial markets. The embedded value has been calculated by Bacon & Woodrow using a risk discount rate of 7.2 per cent. The pro forma shareholder embedded value, including the present value of future profits from in force policies and assuming net new capital raised on Listing of £1.4 billion but

excluding the value of 67 per cent. of FIS, would have been approximately £3.2 billion at 31 December 2000 had the Proposal been implemented at that date. The market value of 67 per cent. of FIS at 25 April 2001 was approximately £0.4 billion. The pre-tax value added by new business for 2000 after the effect of the solvency margin was £63 million.

The financial results of FPLO as a mutual do not indicate how the Group will perform as a publicly listed Group following implementation of the Proposal. As a result, no such figures have been provided in this Circular.

3. Dividends

The Board intends that the first dividend to be paid following Listing will be a dividend in respect of the period from Listing to 31 December 2001. The amount of this dividend will be determined in early 2002 and it is expected to be paid in May 2002. Subsequently, it is intended that interim dividends will be paid in November and final dividends paid in May each year. The interim dividend is expected to represent approximately one third of the expected total annual dividend. Future dividend declarations will take into account the earnings for the relevant financial period and any other factors which may be appropriate at the time.

4. Use of Proceeds

Friends Provident plc intends to raise approximately £1.4 billion of net new capital at the time of Listing. The proceeds will be used for implementing the Proposal, financing new business and for general corporate purposes. Approximately £500 million of the proceeds will be used to acquire certain subsidiaries, including FIS and Friends Provident Corporate Pensions Limited, from a subsidiary of the Long Term Business Fund of FPLP, with the balance being allocated between Friends Provident plc and FPLP.

5. Guaranteed Annuity Options

Although FPLO no longer writes any business involving guaranteed annuity options, it has existing liabilities for guarantees to Policyholders, which are increased by downward movements in interest rates and improving mortality. The basis used to calculate the reserve held is considered reasonable and complies with guidance laid down by the Insurance Regulator and the Government Actuary's Department. In particular, the reserve held allows for the greater in value of either the annuity or the cash options and assumes that 95 per cent. of benefits will be taken in the form of guaranteed annuities. This is considered prudent and the basis makes allowance for some further fall in long term interest rates, although this is not sufficient to remove the risk completely. In order to address this latent risk, FPLO has taken certain actions to improve the profile of its gilts and fixed interest portfolio and the purchase of derivative instruments to mitigate the effect of interest rate movements. The Board considers that the residual exposure to guaranteed annuity options is within acceptable levels. Other than in exceptional circumstances, any excess over specific provisions will continue to be borne by the With Profits Fund.

6. Mortgage Endowment Review

During 2000, The Financial Services Authority requested all life offices to write to their endowment mortgage policyholders to make them aware of the possible impact that changing economic conditions could have on the value of their policy at maturity.

The Board recognises that a potential shortfall in maturity proceeds is very unsettling for Policyholders and a dedicated helpline was set up to deal with any enquiries that might arise. In addition, the Friends Provident Group is committed to keeping Policyholders informed of the progress of their policies, and from the summer of 2001, Policyholders will be contacted on each policy anniversary.

It is not considered that there will be any material adverse financial impact on the Friends Provident Group in excess of the provision made for outstanding cases at the end of 2000.

7. Prospects

The Board believes that the Friends Provident Group as a listed organisation would be well positioned to take advantage of developments in the UK life and pensions market, including the introduction of stakeholder pensions. The transfer to FIS of the retail unit trust and ISA business carried out by Friends' Provident Unit Trust Managers Limited should enable the Group to increase its market share in this rapidly growing area.

The Board expects that implementation of the Proposal, with the benefits of new capital for the Group's financial strength, will enhance the Group's prospects for sustained growth in the future.

Part VI
Additional Information

1. Responsibility

The Directors accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Directors, who have taken all reasonable care, the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the meaning and relevance of such information.

2. Information on Friends' Provident Life Office, Friends Provident plc and Friends Provident Life and Pensions Limited

(a) Friends' Provident Life Office

FPLO was established in 1832 under the laws then in force relating to friendly societies as Friends' Provident Institution. It is now incorporated, regulated and managed under the Friends' Provident Life Office Act 1975, with limited liability, with registered number ZC115. FPLO is a mutual life insurance company and has no share capital. The principal and head office of FPLO is Pixham End, Dorking, Surrey, England RH4 1QA.

The Rules of FPLO are contained in Schedule 2 to the Friends' Provident Life Office Act 1975. They define its powers, set out the criteria for membership and determine the conduct and management of its affairs. The Rules may be modified by special resolution passed by a majority of not less than 75 per cent. of those Members that vote in person or by proxy at a general meeting. The management of FPLO's business is entrusted to the Directors, who are elected by the Members in general meeting.

FPLO is authorised under the Act to carry on Long Term Business and is regulated by The Financial Services Authority.

If the Proposal is implemented, FPLO will cease to carry on Long Term Business. However, it cannot be dissolved immediately but will, for a period, remain in existence, initially with certain senior employees of the Friends Provident Group as its Members.

(b) Friends Provident plc

Friends Provident plc was incorporated and registered in England and Wales with registered number 4113107 on 23 November 2000 as a public limited company under the Companies Act with the name Meritkudos Public Limited Company. Its name was changed to Friends Provident plc on 19 April 2001. The registered office of Friends Provident plc is Pixham End, Dorking, Surrey, England RH4 1QA.

Except for necessary preliminary steps in connection with implementation of the Proposal, Friends Provident plc has not traded or incurred any liabilities since its incorporation.

(c) Friends Provident Life and Pensions Limited

FPLP was incorporated and registered in England and Wales with registered number 4096141 on 25 October 2000 as a private limited company under the Companies Act with the name Precis (1941) Limited. Its name was changed to Friends Provident Life and Pensions Limited on 26 March 2001. The registered office of FPLP is Pixham End, Dorking, Surrey, England RH4 1QA.

Except for necessary preliminary steps in connection with implementation of the Proposal, FPLP has not traded or incurred any liabilities since its incorporation.

3. Directors and Directors' interests

(a) Directors of Friends' Provident Life Office

David Newbigging, OBE, 67. Appointed an independent, non-executive Director in December 1993, Deputy Chairman in April 1996 and Chairman in April 1998. Chairman of the Investment Committee. Also Chairman of Thistle Hotels Plc and Faupel Trading Group Plc, Deputy Chairman of Benchmark Group PLC and a director of Merrill Lynch & Co. Inc., PACCAR Inc, and Ocean Energy Inc. Former Chairman of Equitas Holdings Limited, Rentokil Group PLC and Jardine, Matheson & Co., Limited.

Keith Satchell, BSc, FIA, 49. Appointed an executive Director in August 1992. Member of the Investment and Charitable Appeals Committees. Joined Friends' Provident Life Office from UK Provident in 1986. Appointed a Divisional General Manager in 1987, managing director (Business Operations) in 1995 and Group Chief Executive in 1997. A non-executive director of FIS. Also a member of the Senior Board of Banco Comercial Português SA and of the Board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company BV.

Hon. Barbara Thomas, BA, JD, 54. Appointed an independent, non-executive Director in April 1994 and Deputy Chairman in April 1998. Chairman of the Nomination and Remuneration Committees and Deputy Chairman of the Investment Committee. A former Commissioner of the United States Securities and Exchange Commission. Executive Chairman of Net Investor PLC and non-executive Chairman of Axon Group plc as well as a director of a number of other public and private companies.

Graham Aslet, MA, FIA, 52. Appointed an executive Director in June 1988, having been the Appointed Actuary since 1987. Member of the Investment Committee. Joined as a graduate actuarial trainee in 1969, becoming Assistant Actuary in 1974, Deputy Manager Pensions in 1979 and a General Manager in 1987.

Howard Carter, BA, MA, 49. Appointed an executive Director in October 2000 on becoming Chief Executive of FIS. Member of the Investment Committee. Joined Prudential Bache in 1985 as Chief Economist and director of gilt edged market making. Chief Economist/Manager, Fixed Interest at Friends' Provident Life Office (1988-1995) and Head of Investments (1996-1998). Appointed Chief Investment Officer of FIS in 1998.

Ben Gunn, MA, FCII, 50. Appointed an executive Director on becoming managing director of Retail Operations in July 2000. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was managing director of London and Manchester Assurance Company Limited and a group executive director. Joined London and Manchester Group plc in February 1996 from Hambro Countrywide where he was an executive director. Also a director of Pension Advisers Support System Limited, Pass Loans Limited and Pass Review Limited.

Martin Jackson, BSc, FCA, 52. Appointed an executive Director in October 1999. Member of the Investment Committee. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he worked for ten years, latterly as Group Finance director. He spent his early years with KPMG and subsequently worked abroad.

Brian Sweetland, LLB, Solicitor, ACoI, 56. Appointed an executive Director in 1995. Member of the Investment Committee. Joined the Friends Provident Group as a solicitor in 1974. Appointed Company Secretary in 1983 and Director and Secretary in 1995. Responsible at Board level for the Friends Provident Group's Professional and Support Services. Also a non-executive director of FIS and Benchmark Group PLC.

Christopher Jemmett, 64. Appointed an independent, non-executive Director in January 1997. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. Deputy Chairman of FIS since May 1998, having been appointed an independent, non-executive director in February 1998. Also a member of the Council of The Crown Agents Foundation. Former director (1988-1997) and former member of the Executive Committee of Unilever PLC and Unilever NV.

The Rt. Hon. John MacGregor, OBE, MP, 64. Appointed an independent, non-executive Director in October 1998. Member of the Nomination and the Audit and Compliance Committees. A non-executive director of Uniq plc, Associated British Foods plc and Slough Estates plc and a member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament since 1974, he held five Cabinet posts from 1985 to 1994 including Chief Secretary to the Treasury. He is a member of the Committee for Standards in Public Life, a Trustee of the Foundation for Business Responsibilities and the Chairman of Trustees of the Parliamentary Contributory Pension Fund.

Roger Morton, MA, CPFA, ASIP, 65. Appointed an independent, non-executive Director in May 1997. Member of the Audit and Compliance and the Charitable Appeals Committees. Trustee of the Joseph Rowntree Charitable Trust. Founder member and current Chairman of the Committee of Reference, which independently determines the criteria for Friends' Provident Life Office's Stewardship portfolios and has a monitoring role for its other ethical and environmental portfolios.

Dr Wolfgang Peiner, Ms, Dipl.Kfm, Dr.rer.pol, 57. Appointed an independent, non-executive Director in May 1999. Chief Executive of Parion OHG, one of Germany's leading insurance groups, which is also a member of the Eureko Alliance. The first Chairman of European Alliance Partners Company BV, the new Alliance vehicle, following the restructuring of the Eureko Alliance in November 2000. Other directorships include Deutsche Lufthansa AG and Bankgesellschaft Berlin AG.

John Whitney, FRSA, Hon FRCM, 70. Appointed an independent, non-executive Director in October 1982. Chairman of the Charitable Appeals Committee and member of the Nomination and Remuneration Committees. Chairman of Caspian Publishing Limited and RAJAR (Radio Joint Audience Research Limited). First Chairman (1984-2000) of the Committee of Reference. Former Director General of the Independent Broadcasting Authority (1982-1989).

Each of the Directors named above will be a Director of Friends Provident plc immediately following implementation of the Proposal.

(b) There is no current or proposed arrangement in connection with the Proposal for any payment or other benefit to be made or given to any Director as compensation for loss of office or as consideration for or in connection with his retirement from office, or in respect of his endorsement of the Proposal.

(c) FPLO pays competitive remuneration to its executive Directors to ensure that they are rewarded appropriately relative to competitors in order to attract, retain and motivate executives who are expected to meet stringent performance criteria. There are also incentive arrangements, which are performance related.

(d) The non-executive Directors do not have contracts of service with any member of the Friends Provident Group. They are generally appointed under a letter of appointment for an initial term of three years, with an expectation that there will be an extension of another three years, subject to re-election. If agreed by the Board, and subject to being re-elected, they may be appointed for a third, and normally final, term of three years. No non-executive Director is entitled to compensation on leaving the Board, save that if requested to resign a Director is entitled to three months' prior notice or fees in lieu. The Chairman's entitlement, in such circumstances, is to six months' prior notice or fees in lieu.

The non-executive Directors are not part of any pension, bonus or other incentive schemes of the Friends Provident Group. They are paid fees for their role on the Board, currently £27,000 per annum, and for services on the Investment, Nomination, Remuneration and Audit & Compliance committees of the Board, which currently range between £1,000 and £5,000 per annum. In addition, fees between £500 and £5,000 per annum are paid to the chairmen of such committees. The Chairman and Deputy Chairman, who chair three of the five committees, receive an inclusive annual fee only, currently £120,000 and £55,000 respectively. Non-executive Directors' fees are determined by the full Board and for a number of years have been reviewed annually, with any changes made at that review taking effect from 1 July. Following this year's annual review, with effect from 1 July 2001 the non-executive Directors will each receive £35,000 per annum as a basic fee for their role on the Board. For services as a member of the committees of the Board mentioned above, non-executive Directors will receive fees varying between £2,000 and £5,000 per annum. The chairmen of the committees will receive an extra fee ranging from £500 to £2,500 per annum. The Chairman and the Deputy Chairman will receive an annual inclusive fee, of £150,000 and £65,000 respectively.

(e) Friends Provident's policy on executive Directors' remuneration is to target the median level of base salaries of leading insurance and financial services companies. Individual salaries are then placed either side of the target level to reflect the personal contribution and experience of each executive Director. Until recently, each of the executive Directors (except Howard Carter who has had a service agreement with FIS since 1998) had a contract of employment comprising exchanges of letters. To reflect best practice, each of these executive Directors has now executed a service contract with Friends Provident Management Services Limited. These service contracts reflect the terms of each executive Director's previous contract of employment in all material respects except in the case of Graham Aslet, Keith Satchell and Brian Sweetland, who are now each required to give six months' (previously three months') written notice to terminate their employment and, in Martin Jackson's case, where the employer is now required to give twelve months' written notice (previously six months') to terminate his service contract. As a result, all executive Directors' service contracts have identical provisions as to notice: six months from the employee and twelve months from the employer. Executive Directors' salaries continue to be reviewed annually with effect from 1 January. The executive Directors' service agreements include the following:

Director	Basic Salary (reviewed annually)	Maximum Bonus Annual	Maximum Bonus Long Term
Keith Satchell	£350,001	40 per cent.	60 per cent.*
Graham Aslet	£150,000	40 per cent.	60 per cent.*
Howard Carter	£220,000	150 per cent.	None**
Ben Gunn	£205,002	40 per cent.	60 per cent.*
Martin Jackson	£205,002	40 per cent.	60 per cent.*
Brian Sweetland	£205,002	40 per cent.	60 per cent.*

* The current long term cash bonus scheme will run off over the period to 31 December 2004, having been replaced by the ESOS and LTIP Share Schemes described in Section 4 of this Part VI below.

** Howard Carter's service contract is with FIS. Under its terms, he participates in the FIS Annual Bonus Scheme and the FIS Staff Share Ownership Scheme.

Bonus and Incentive Schemes

The executive Directors, except Howard Carter, participate in the current Friends Provident Executive Incentive Scheme ("Incentive Scheme"). The Incentive Scheme consists of two schemes: an annual scheme related to achievement against an individual's key performance indicators and profitability of sales based on the expected future profit from new business written in the year; and a three year scheme related to targeted growth in value of the business over a three year period, where the value comprises the future profits expected from the in-force business. At the end of

each three year cycle an individual participant withdraws his or her entitlement in full, so that entitlements, if any, under the three year schemes which started on 1 January 1999, 2000 and 2001 may be paid in 2002, 2003 and 2004 respectively. As a result any unclaimed entitlements will be transferred as a liability to FPLP and can be claimed by the executive Directors from FPLP.

If the Proposal is implemented, Friends Provident plc will introduce an annual bonus scheme for executive Directors (except Howard Carter) with effect from 1 January 2002 in place of the existing annual scheme. Rewards will be at the discretion of the Remuneration Committee which comprises only independent non-executive Directors and will be based on achievement in key performance areas. These will be determined annually by the Board so as to focus on the changing requirements and objectives of the business. These key performance areas will include, but will not be limited to, growth in embedded value, new business profitability, achieved earnings growth and new premium growth. Executive Directors (except Howard Carter) will also benefit from the ESOS and LTIP Share Schemes described in Section 4 of this Part VI below, which will replace the current three year scheme.

Pension Schemes

All the executive Directors participate in the Friends Provident Pension Scheme on the same basis as other employees of FPLO. If the Proposal is implemented, this Pension Scheme is expected to continue in the same manner as at present. Howard Carter and Ben Gunn are affected by the Inland Revenue earnings cap on approved pension benefits. Howard Carter is a member of a funded unapproved money purchase pension scheme which is funded by employer contributions at the rate of 25 per cent. of the excess of basic salary over the earnings cap. Ben Gunn was awarded an Unfunded Unapproved Retirement Benefit ("UURB") by his former employer, London and Manchester Group plc, which FPLO agreed to honour on the acquisition of that company in 1998. Under the terms of the UURB, Mr Gunn will receive on his retirement from the service of the Friends Provident Group at age 60 a pension which, when added to any pension he receives from the Friends Provident Pension Scheme on that date, equates to the pension he would have received if he were a member of that scheme not subject to the earnings cap.

(f) The aggregate of the remuneration paid and benefits in kind (including pension contributions) granted to the Directors by the members of the Friends Provident Group during the year ended 31 December 2000 amounted to £3.0 million. The aggregate remuneration of the Directors, including pension contributions and bonuses but excluding any other benefits, to be paid by any member of the Friends Provident Group during the year to 31 December 2001 under the arrangements currently in force is estimated to be £3.2 million.

(g) Friends Provident recognises that the move from a mutually owned Group into a publicly listed Group has the potential for an overlap in Directors' benefits and remuneration. While there may be some overlap between the remuneration and benefits offered prior to and after Listing to all Directors, the Board will ensure that there is no double payment.

(h) Except as disclosed above, there are no existing or proposed service agreements or consultancy agreements between any of the Directors and any member of the Friends Provident Group and there is no current or proposed arrangement in connection with the Proposal for any of the service agreements referred to above to be amended in any respect.

(i) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant in relation to the business of the Friends Provident Group and which was effected by any member of the Friends Provident Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

(j) No outstanding loans have been granted by any member of the Friends Provident Group to any of the Directors. No guarantee has been provided by any member of the Friends Provident Group for the benefit of any of the Directors which remains outstanding.

(k) As at 26 April 2001 (the date of this Circular), the interests in the share or loan capital of the companies of the Friends Provident Group of the Directors (and their spouses and their children under the age of 18) are as follows:

Howard Carter: 9,542 shares in FIS. In addition he also has (i) 194,036 share options granted on 9 June 1998 exercisable at a price of 203.8p each; (ii) 48,437 share options granted on 16 July 1999 exercisable at a price of 232.5p and (iii) 76,580 share options granted on 28 April 2000 exercisable at a price of 214.0p. All these options are in respect of shares in FIS and cannot be exercised until (1) a period of three years has elapsed from the date of grant; and (2) the performance goal of growth in earnings per share at a rate of 2 per cent. above the rate of inflation in respect of each year has cumulatively been met. Once both these criteria have been achieved up to one-third can be exercised, up to two-thirds after a period of six years from the date of grant and the total of any outstanding amount after a period of eight years. The mid-market price of the shares in FIS at the close of business on 25 April 2001 (latest practical date prior to the publication of this Circular) was 397.5p per share.

Martin Jackson: £49,826 of loan notes issued by FP Business Holdings Limited, which were received in exchange for his shares in London and Manchester Group plc, on the acquisition of that company in 1998.

Roger Morton: non-beneficial interest in 114,760 shares in FIS.

(l) If the Proposal is implemented, the Directors listed below (and their spouses and their children under the age of 18) are expected to have the following interests (all of which are beneficial) in Shares (received in their capacity as Members) which will have to be notified by the relevant Directors to Friends Provident plc pursuant to section 324 or 328 of the Companies Act or be required pursuant to section 325 of the Companies Act to be entered in the register referred to in that section:

Directors	*No. of Shares*
David Newbigging, O.B.E.	2,623
Keith Satchell	3,019
Hon. Barbara Thomas	204
Graham Aslet	5,308
Howard Carter	—
Ben Gunn	—
Martin Jackson	261
Brian Sweetland	4,221
Christopher Jemmett	200
The Rt. Hon. John MacGregor, O.B.E., M.P.	4,025
Roger Morton	200
Dr. Wolfgang Peiner	200
John Whitney	538

The number of Shares shown above reflects the interests of the Directors (and their spouses and their children under the age of 18) in Shares (received in their capacity as Members only) on the basis that any Shares to which they will be entitled under the Proposal have been issued. The executive Directors have waived their entitlement to the award of 200 Shares to be made to Qualifying Employees as part of the Proposal. In addition the numbers shown above do not take account of any Shares in which any Director (or their spouse or their children under the age of 18) may become interested as a result of the

issue to him or her of any Shares as a result of any applications made under the Preferential Offer. Each of the Directors is a Member and is therefore entitled, subject to certain conditions, to apply for Shares in the Preferential Offer.

4. Executive and Employee Share Schemes

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of the shareholders of Friends Provident plc. Accordingly, if the Proposal is implemented, Friends Provident plc will establish a number of executive and employee Share schemes.

Friends Provident plc intends to establish four employee Share schemes: the ShareSave Scheme, the All Employee Share Ownership Plan (the "AESOP"), the Executive Share Option Scheme (the "ESOS") and the Executive Long Term Incentive Plan (the "LTIP") (together the "Share Schemes"). The Share Schemes will confer tax advantages insofar as they are approved by the Inland Revenue. Benefits under the Share Schemes will be non-pensionable and will be determined by the Remuneration Committee which comprises only non-executive Directors who will not participate in any of the Share Schemes. No awards will be made under the ESOS or the LTIP until after the announcement of the results for the period ending 31 December 2001.

The terms of the ShareSave Scheme, the AESOP, the ESOS and the LTIP are summarised below.

Copies of the documents establishing the Share Schemes are on display at the addresses set out in Section 12 of this Part VI.

ShareSave Scheme

The ShareSave Scheme is open to all employees and they will participate on similar terms.

The ShareSave Scheme provides for the grant of options linked to designated savings contracts. Optionholders can enter into three, five or seven year savings contracts and the tax free bonus payable on completion of the savings contract will reflect its term. On completion of the savings contracts, options may be exercised and the savings and bonus used to acquire Shares.

No option may be granted more than ten years after the adoption of the ShareSave Scheme.

It is intended that the initial grant of options will be made shortly prior to Listing (and will lapse if Listing does not take place) and will have an exercise price not less than 80 per cent. of the Offer price for institutional investors. Following Listing, the price at which a Share may be acquired under an option will be not less than 80 per cent. of the market value of a Share prior to invitations being made to apply for options.

Optionholders whose employment terminates in specified circumstances will be able to exercise their options early, but only to the extent of their savings (and any interest). Optionholders who leave employment in most other circumstances more than three years after the date of grant may exercise their options within six months after the date of leaving, again to the extent of their savings (and any interest).

AESOP

The AESOP is an all employee arrangement, established under a UK resident trust, and employees will participate on similar terms. The AESOP will initially be used to make the award of 200 Shares to Qualifying Employees as part of the Proposal as described in Section 12 of Part II of this Circular, and to allow employees to purchase Shares by deductions from salary from July 2001.

The AESOP will allow eligible employees to obtain Shares in up to four ways: through the award of Participation Shares, the purchase of Partnership Shares, the award of Matching Shares and reinvestment in Dividend Shares as described below. The Directors can, at their discretion, offer all or only some of these.

The Participation Shares, Matching Shares and Dividend Shares are subject to holding periods of at least three years by the trustees. The holding period for Participation Shares and Matching Shares can be set at between three and five years.

Up to £3,000 of Participation Shares may be awarded to each eligible employee for no monetary consideration each tax year. The Directors may choose to make the award of Participation Shares subject to the satisfaction of performance targets.

Eligible employees may have the opportunity to purchase Partnership Shares up to a maximum of £1,500 each tax year. The AESOP permits deductions from salary to be collected over a period of time not exceeding twelve months.

Partnership Shares may attract an award of Matching Shares at a ratio of up to two Matching Shares for each Partnership Share.

The Directors may require or allow eligible employees to reinvest any dividends paid on Shares held under the AESOP in Dividend Shares, up to an annual limit of £1,500.

ESOS

The ESOS is in two parts: an Inland Revenue approved part and an unapproved part. The approved part provides for the grant of options to individuals up to a limit of £30,000 worth of Shares. Options in excess of the £30,000 limit will be granted under the unapproved part of the ESOS.

Any Director or employee of the Group (other than FIS and its subsidiaries) may be selected to participate in the ESOS, provided that he or she devotes substantially the whole of his or her working time to the Group. The grant of options to Directors and senior executives will be subject to the approval of the Remuneration Committee.

No options may be granted more than ten years after the date of adoption of the ESOS.

The price payable for each Share under an option will be determined before the grant of the option, and may not be less than the market value of the Shares in the period immediately prior to the date of grant.

The total value of Shares which may be awarded to individual participants in any period of twelve months will normally be limited to one times their annual remuneration. This limit will include awards under the LTIP and options under the ESOS or any other long-term Share schemes. It is Friends Provident plc's intention to award Shares under the Share Schemes more restrictively than under the above limit: the expected value (by reference to the value at vesting) of all awards of Shares made in a period of twelve months to a participant will not exceed an amount which equates to one times his or her annual remuneration at grant. Options exceeding this limit may be granted in exceptional circumstances.

Generally, an option may not be exercised earlier than three years nor later than ten years after the grant date. Early exercise of options is, however, allowed by certain leavers subject to satisfaction of the performance criteria.

The ESOS is designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value. Thus options may only become exercisable if performance criteria requiring a sustained improvement in the Group's underlying financial performance have been met. It is proposed that the ESOS will use performance criteria based on total shareholder return over an initial three year performance period when ranked against that of other companies which formed the FTSE 100 Index at the start of the performance period. If the performance criteria have not been met by the end of the third year, the period over which performance is measured may be extended. All exercises of options, including in the event of a takeover, will be subject to the performance criteria.

LTIP

The LTIP is a discretionary unapproved share option scheme which provides long-term incentivisation to participants based on the underlying financial performance of the Group. Under the LTIP, Shares are acquired by participants at nil cost (or par value if new Shares are issued) provided that challenging performance criteria are met.

Any employee of a Group company, excluding FIS and its subsidiaries, may participate but it is expected that only executive Directors and possibly some senior executives will be included. Awards will be subject to the approval of the Remuneration Committee.

The individual limits and the periods for exercise of LTIP awards will be the same as set out in relation to the ESOS.

The LTIP is designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value. Thus LTIP awards may only become exercisable if performance criteria requiring sustained improvement in the Group's underlying financial performance have been met. The performance criteria will be determined nearer the first award date and it is intended that such measures will be based on key business performance measures at the relevant time. Such measures may include earnings per Share, return on capital employed or economic value added. If the performance criteria have not been met by the end of the third year, the period during which the performance is measured may be extended. All exercises of options, including in the event of a takeover, will be subject to the performance criteria.

Provisions relating to all the Share Schemes

Timing of awards

Options will normally only be granted within 42 days of an announcement of annual or interim results or at other times if there are exceptional circumstances.

Limits on the number of new Shares

There are two limits on the maximum number of Shares which may be issued under the Share Schemes – a limit on the number of discretionary executive allocations and an overall scheme limit. These limits are as follows:

- discretionary executive allocations – a limit of 5 per cent. of the ordinary share capital from time to time over any ten year period; and
- overall scheme limit (including all discretionary executive allocations) – a limit of 10 per cent. of the ordinary share capital from time to time over any ten year period.

Variations of capital

In the event of any variation of the share capital of Friends Provident plc appropriate adjustments to options may be made.

Further schemes for overseas employees

The Directors have the power to establish further employee Share schemes for any overseas employees based on any existing employee Share schemes established by Friends Provident plc, but modified to take account of local securities laws, taxes and exchange control requirements.

Establishment of trusts

Friends Provident plc may also establish any employee share trusts for the purposes of receiving monies and acquiring Shares for the purposes of any of the Share Schemes including a qualifying employee share trust within the meaning of Schedule 5 to the Finance Act 1989. Not more than 5 per cent. of the ordinary share capital of Friends Provident plc will be held in such trusts without prior shareholder approval.

5. Costs of the Proposal

The expenses of, and incidental to, the Proposal to be incurred by the Friends Provident Group (including the estimated expenses to be incurred in preparing for the implementation of the Proposal up to the Effective Date) are estimated to be approximately £50 million. This amount does not include fees and expenses payable from the new capital raised under the Offer and which are payable only if the Listing proceeds.

6. Litigation

Neither FPLO nor Friends Provident plc nor any other member of the Friends Provident Group is engaged in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this Circular, a significant effect on the financial position of the Friends Provident Group taken as a whole. Nor, so far as the Board is aware, are any such proceedings pending or threatened by or against FPLO or Friends Provident plc or any other member of the Friends Provident Group which may have such an effect.

7. Material Contracts

With the exception of the agreements referred to at paragraphs (a) and (b) below neither FPLO nor any other member of the Friends Provident Group has, within the 2 years immediately preceding the date of this Circular, entered into any contract which is or may be material, and is a contract not entered into in the ordinary course of business:

(a) FIS entered into an agreement dated 2 February 2001 with FPLO pursuant to which FPLO procured the sale of, and FIS purchased, the entire issued share capital of each of Friends' Provident Unit Trust Managers Limited, Friends Ivory & Sime Managed Pension Funds Limited and Ivory & Sime Trustlink Limited.

The aggregate initial consideration for the acquisition was satisfied by the allotment and issue to members of the Friends Provident Group of an aggregate of 28,392,070 new FIS shares, representing 19 per cent. of the enlarged issued share capital of FIS. At the same time 5,600,000 existing shares in FIS were placed with other parties, resulting in the Group now holding 67 per cent. of the issued share capital of FIS.

The acquisition agreement contains warranties and indemnities from FPLO to FIS in respect of each of Friends' Provident Unit Trust Managers Limited, Friends Ivory & Sime Managed Pension Funds Limited and Ivory & Sime Trustlink Limited, under which the aggregate liability is limited to £50 million. FPLO's liability in respect of the warranties, excluding the tax warranties, ceases on 30 April 2004, and FPLO's liability in respect of the tax warranties and indemnities ceases on 30 April 2007 in each case subject to any claim submitted in writing prior to the relevant date.

(b) FPLO ceased to sell industrial branch business with effect from 18 August 2000. On that date FPLO sold the infrastructure associated with its industrial branch business to Royal Liver Assurance Limited ("Royal Liver") and almost all of the employees engaged in the industrial branch business transferred to Royal Liver.

The transfer of the industrial branch policies and related assets and liabilities to Royal Liver by means of a Statutory Transfer was effected on 31 March 2001.

8. Demutualisation Benefits and Compensation for Mis-selling

It has recently been reported that there is to be a test case concerning whether it is legally permissible to take into account demutualisation benefits when calculating compensation due for mis-selling of policies. Accordingly Members should be aware that:

(a) where appropriate, companies in the Friends Provident Group may be allowed to offset the value of demutualisation benefits against any amount which might be due in the future from those companies to Policyholders in respect of mis-selling of policies; and

(b) where appropriate, any other party who is potentially liable in respect of any such mis-selling, for example IFAs who sold the policies, may also seek to take into account the value of demutualisation benefits in assessing the loss suffered by claimants.

9. Taxation

It is FPLO's understanding, based on current legislation and Inland Revenue and HM Customs & Excise practice, that the implementation of the Proposal will not give rise to any acceleration of UK tax for the Friends Provident Group. Furthermore, it is expected that the qualifying status or, where applicable, approved status of policies and entitlement of Policyholders to life assurance premium relief will be unaffected.

10. Advisers' letters

(a) The letter of advice from Merrill Lynch referred to in Section 13 of Part II of this Circular is set out in Part VII of this Circular.

(b) Since the consideration for the issue by Friends Provident plc of the Shares which are to be allocated to Qualifying Members comprises the issue of shares by FPLP to Friends Provident plc, the Directors of Friends Provident plc are required to obtain a report from independent accountants for the purposes of section 103(1) of the Companies Act. A copy of the report prepared by PricewaterhouseCoopers and made to Friends Provident plc is set out in Part VII of this Circular.

11. General Information

(a) The Appointed Actuary of FPLO, Graham Aslet, FIA, and the Independent Actuary, Michael Arnold, FIA, have given, and have not withdrawn, their written consent to the issue of this Circular with the inclusion herein of the references to their names and to the text of the summaries of their reports in the form and context in which they respectively appear.

(b) Bacon & Woodrow, actuaries and consultants, have given, and have not withdrawn, their written consent to the issue of this Circular with the inclusion herein of the references to their name in the form and context in which it appears.

(c) Merrill Lynch, which is regulated by The Securities and Futures Authority Limited, has given, and has not withdrawn, its written consent to the issue of this Circular with the inclusion herein of the references to its name in the form and context in which it appears. David Newbigging, the Chairman of FPLO, is also a director of Merrill Lynch & Co., Inc., the parent company of Merrill Lynch.

(d) PricewaterhouseCoopers, independent chartered accountants, have given, and have not withdrawn, their written consent to the inclusion herein of their letter and the references to their name in the form and context in which they appear.

(e) Merrill Lynch and Bacon & Woodrow are acting for FPLO and Friends Provident plc in relation to the Proposal and are not acting for any other person and will not be responsible to any other person for providing the protections afforded to the customers of Merrill Lynch or Bacon & Woodrow or advising them on the contents of this Circular or any matters referred to herein.

12. Documents available for inspection

Copies of this Circular and the following documents will be available for inspection at the EGM and at (i) the principal office of FPLO at Pixham End, Dorking, Surrey, England RH4 1QA (ii) the London office of FPLO at 15 Old Bailey, London EC4M 7AP and (iii) the offices of FPLO's solicitors, Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS, in each case between 9.00 a.m. and 5.00 p.m. on any weekday (Monday to Friday) excluding bank holidays, until the date on which the UK Court sanctions the UK Scheme:

(a) the petition to the UK Court, including the UK Scheme;

(b) the Principles of Financial Management;

(c) the report of the Independent Actuary;

(d) the Appointed Actuary's Report;

(e) the draft Membership Compensation Deed;

(f) the annual report and accounts of FPLO in respect of the year ended 31 December 2000;

(g) the material contracts referred to in Section 7 of this Part VI;

(h) the letters of consent referred to in Section 11 of this Part VI;

(i) the Memorandum and Articles of Association of Friends Provident plc;

(j) the proposed new Rules of FPLO (as they will be if the Special Resolution is passed), (i) prior to the Effective Date and (ii) following the Effective Date;

(k) the Friends' Provident Life Office Act 1975, which includes at Schedule 2 the current Rules of FPLO;

(l) the draft Memorandum and Articles of Association of the company which is to be the trustee of the Friends Provident Foundation;

(m) the draft trust deeds to be entered into between Friends Provident plc and the trustees of the Unclaimed Shares Trust; and

(n) the rules and the draft trust deeds of the proposed employee and executive Share Schemes of Friends Provident plc.

Copies of the documents referred to in paragraphs (a), (b) and (c) above may be obtained by any person writing to the Demutualisation Team, Friends' Provident Life Office, United Kingdom House, Castle Street, Salisbury, SP1 3SH, Great Britain.

The documents referred to above will also be available for inspection at the following addresses. Section A lists UK offices of FPLO and Section B lists addresses in countries other than the UK. In each case the documents will be available for inspection between 9.00 a.m. and 5.00 p.m. on any weekday (Monday to Friday) excluding bank holidays, until the date on which the UK Court sanctions the UK Scheme.

Section A

Ground Floor,
Elizabeth House,
116/118 Holywood Road,
Belfast, BT4 1NT

Winslade Park,
Exeter, EX5 1DS

Express Building,
Great Ancoats Street, Manchester, M4 5FD

Sirius House,
Asama Court,
Newcastle Business Park,
Newcastle-upon-Tyne, NE4 7YL

Hockley Court,
Stratford Road,
Hockley Heath,
Solihull, B94 6NW

Unit 2A,
Wakefield 41 Business Park,
Wakefield, WF2 0XJ

United Kingdom House,
Castle Street,
Salisbury, SP1 3SH

One Charlotte Square
Edinburgh EH2 4DZ

Section B

Australia
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney
New South Wales 1171

PricewaterhouseCoopers
215 Spring Street
Melbourne
Victoria 3000

Austria
PricewaterhouseCoopers
Berggasse 31
A-1092 Vienna

Belgium
PricewaterhouseCoopers
Woluwedal 18
B – 1932 Sint-Stevens-Woluwe
Brussels

Denmark
PricewaterhouseCoopers
Tuborg Boulevard 1
DK-2900 Hellerup
Copenhagen

Finland
PricewaterhouseCoopers
Itamerentori 2
FIN-00180
Helsinki

France
Herbert Smith
20 Rue Quentin Bauchart
75008 Paris

Germany
PricewaterhouseCoopers
Lise Meitnr Str. 1
D-10589 Berlin

Gibraltar
PricewaterhouseCoopers
ICC Building
Casemates Square

Greece
PricewaterhouseCoopers
268 Kifissias Avenue
GR 152 32 Athens

Guernsey
Collas Day
PO Box 140
Manor Place
St. Peter Port
Guernsey GY1 4EW

Iceland
PricewaterhouseCoopers
Hofbabakki 9
112 Reykjavik

Ireland
PricewaterhouseCoopers
Gardner House
Wilton Place
Dublin 2

Isle of Man
PricewaterhouseCoopers
Sixty Circular Road
3rd Floor
Douglas
IM1 1SA

Italy
PricewaterhouseCoopers
Largo Angelo Fochetti 28
00154 Rome

Liechtenstein
Coopers & Lybrand
Aktiengesellschaft
Pflugstrasse 20
9490 Vaduz

Luxembourg
PricewaterhouseCoopers
400 Route d'Esch
L-1471

Netherlands
PricewaterhouseCoopers
Atrium Building
Strawinskylaan 3127
1077 ZX Amsterdam

Norway
PricewaterhouseCoopers
Karenslyst alle 12
N-0245 Oslo

Portugal
PricewaterhouseCoopers
Avenida da Liberdade 245-7
1269-034
Lisbon

Spain
PricewaterhouseCoopers
Edificio PricewaterhouseCoopers
Paseo de la Castellana, 43
28046 Madrid

Sweden
PricewaterhouseCoopers
Torsgatan 21
Stockholm

13. Documentation available for inspection in respect of Guernsey Scheme

Copies of the application to the Guernsey Court and the Independent Actuary's report will be available for inspection during office hours at the offices of Collas Day, PO Box 140, Manor Place, St Peter Port, Guernsey, GY1 4EW from 21 May 2001 until the date of the hearing in the Guernsey Court. Copies of the application to the Guernsey Court, the Principles of Financial Management and the Independent Actuary's report may be requested from Collas Day without charge.

Merrill Lynch International

Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY

Merrill Lynch

26 April 2001

The Directors
Friends' Provident Life Office
Pixham End
Dorking
Surrey RH4 1QA

Dear Sirs

You have asked us to provide you with an estimate of the likely price range within which the Shares of Friends Provident plc would have traded on the London Stock Exchange on 25 April 2001 had the demutualisation been implemented and the Shares been admitted to the Official List of the UK Listing Authority and commenced trading before that date. On the bases and assumptions set out in this letter, we estimate that the price of the Shares would have been in the range of 225p to 270p per Share. This equates to a market capitalisation of approximately £3.7 billion to £4.2 billion, including £1.4 billion of net new capital.

Our estimate is based on economic, market and other conditions prevailing on, and the information available to us as at 25 April 2001. It should be understood that developments after this date may affect our estimate and that we do not have any obligation to update, revise or reaffirm the views that are expressed in this letter. Specifically, it should be understood that the above estimated trading price range could change materially, in particular as a result of changing stock market conditions. Our estimate of the trading price range would have been approximately 10 per cent. lower at its lowest point and 15 per cent. higher at its highest point since 1 January 2001.

In making this estimate, we have relied upon information we consider relevant including, in particular:

(i) publicly available information concerning the business of Friends' Provident Life Office and its subsidiaries and other relevant quoted companies;

(ii) an analysis of the proforma embedded value of the Friends Provident Group prepared by Bacon & Woodrow;

(iii) audited financial statements of Friends' Provident Life Office and its subsidiaries;

(iv) business plans and financial projections for 2001 and beyond prepared by the management of Friends' Provident Life Office and its subsidiaries;

(v) information obtained in the course of discussions with the management of Friends' Provident Life Office and its subsidiaries; and

(vi) information obtained in the course of discussions with other advisers to Friends' Provident Life Office.

In making this estimate we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that has been furnished to us by or on behalf of Friends' Provident Life Office and its subsidiaries or otherwise reviewed by us or which is publicly available.

We have made a number of assumptions including that up to 945 million shares will be issued as demutualisation benefits and that approximately £1.4 billion of net new capital will be raised at Listing.

The terms used in this letter bear the same meaning as in the Circular.

This letter has been addressed to the Directors of Friends' Provident Life Office to whom we are solely responsible. This letter is not addressed to and may not be relied upon by any third party for any purpose whatsoever. In providing this letter, we have relied upon the Directors' commercial assessment of a number of matters including Friends' Provident Life Office's business and prospects, the markets in which it operates and the assumptions underlying the business plans and financial projections which have been provided by Friends' Provident Life Office and for which the Directors are wholly responsible.

We consent to this letter being reproduced in full in the Circular on the basis that no responsibility is accepted by us to Members or Policyholders of Friends' Provident Life Office or any other recipient of such document or any other person.

Yours faithfully

Matthew Greenburgh

For and on behalf of
Merrill Lynch International

The letter set out below is required to be sent to Qualifying Members by the Companies Act. Further details are given in Section 10(b) of Part VI of this Circular.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Friends Provident plc
Pixham End
Dorking
Surrey RH4 1QA

26 April 2001

Dear Sirs

INDEPENDENT ACCOUNTANT'S REPORT FOR THE PURPOSES OF SECTION 103(1) OF THE COMPANIES ACT 1985

In accordance with Section 103 of the Companies Act 1985, we report on the value of the consideration to be received by Friends Provident plc ("FP plc") for the proposed allotment by FP plc of up to 945 million ordinary shares of 10 pence each ("the Shares").

The consideration to be received by FP plc for the issue of the Shares is the issue by Friends Provident Life and Pensions Limited ("FPLP") of 18,500,000 ordinary shares of £1 each credited as fully paid ("the FPLP Shares").

Our valuation of the consideration to be received has been based upon the valuation multiples of companies listed on the London Stock Exchange which are comparable to Friends' Provident Life Office and upon historical and projected financial information provided by the Directors of Friends' Provident Life Office. Our valuation is also based on the assumption that prior to the issue of the FPLP Shares, the transfer under the Scheme as described in the Members' Circular dated 26 April 2001, in consideration for which FPLP will issue the FPLP Shares, will have taken effect.

In our opinion, this method of valuation is reasonable in all the circumstances and it appears to us that there has been no material change in the value of the FPLP Shares since 25 April 2001, being the date on which our valuation was made.

On the assumption that FP plc will allot 945 million Shares, the maximum aggregate nominal value of the Shares will be £94.5 million. There will be no premium payable on those Shares.

In our opinion, the value of the FPLP Shares to be issued to FP plc is not less than the maximum aggregate nominal value of the Shares proposed to be allotted and such amount is to be treated as fully paid up by the FPLP Shares to be issued to FP plc.

Yours faithfully

PricewaterhouseCoopers

Part VIII
Extraordinary General Meeting

Implementation of the Proposal requires approval by Members of the Special Resolution set out in this Part VIII.

The purpose of the Special Resolution is to implement the Proposal to demutualise FPLO and list the new parent company of the Friends Provident Group, Friends Provident plc, on the London Stock Exchange. To achieve this, the Special Resolution:

(a) seeks the approval of Members to the terms of the transfer of the Long Term Business of FPLO to FPLP;

(b) seeks the approval of Members to the basis on which Shares in Friends Provident plc will be allocated to Qualifying Members under the Proposal, including the changes to the Rules described in Part II of this Circular;

(c) authorises the Directors to seek the sanction of the Courts to the Scheme and to carry the Proposal into effect;

(d) divides the membership of FPLO into two classes: (i) UK Members (except Assignees entitled to an allocation of fewer than 200 Shares), who alone will have the right (subject to the restrictions set out in this Circular) to retain (if they so choose) their allocation of Shares, and (ii) all other Members;

(e) cancels the membership rights of Members who are not Qualifying Members with effect from the time at which the UK Scheme becomes unconditional, and cancels the membership rights of Qualifying Members with effect from the Effective Date; and

(f) proposes the adoption of an entirely new set of Rules to apply from the Effective Date, which will have the effect that the only Members of FPLO after the Effective Date will be, initially, certain senior employees of the Group and which will make a number of other consequential changes to simplify the Rules.

To be passed, the Special Resolution requires the approval of at least 75 per cent. of those Members who vote by means of the Voting Form or by attending the EGM. The counting of votes will be scrutinised by Computershare Services PLC, as independent scrutineers, to ensure that proper vote counting procedures are followed.

A copy of the Special Resolution is set out below. The formal notice of the EGM, which contains a summary of the Special Resolution, will be advertised in accordance with the Rules.

Special Resolution

THAT:

(a) the demutualisation and flotation proposal (the "Proposal") summarised in the circular to members and policyholders of Friends' Provident Life Office (the "Office") dated 26 April 2001 (the "Circular") and set out in the documents referred to in Section 12 of Part VI of the Circular (together, the "Documents"), such Documents having been produced to the meeting and signed

for the purpose of identification by the Chairman thereof, be and is hereby approved and the directors of the Office be and are hereby authorised to take all such action as they deem appropriate to carry the Proposal into effect and, in particular:-

(i) the terms of the scheme under which the long term business (as defined in the Insurance Companies Act 1982 (the "Act")) of the Office carried on in the United Kingdom is to be transferred to Friends Provident Life and Pensions Limited pursuant to section 49 of, and Part I of Schedule 2C to, the Act and in accordance with the arrangements set out in the Documents (the "UK Scheme") be approved, subject to such modifications of or additions to any of them as are made in accordance with their respective terms;

(ii) the terms of the scheme under which the long term business (as defined in the Insurance Business Law 1986 of Guernsey as amended by the Insurance Business (Amendment) (Guernsey and Alderney) Law 1996 (the "Law")) of the Office written in Guernsey is to be transferred to Friends Provident Life and Pensions Limited pursuant to section 31 of the Law and in accordance with the arrangements set out in the Documents (the "Guernsey Scheme") be approved, subject to such modifications or additions to any of them as are made in accordance with their terms; and

(iii) the basis set out in the Documents upon which ordinary shares of 10p each in the capital of Friends Provident plc are to be issued or conditionally allotted be approved, subject to such modifications or additions (if any) to such basis as are made in accordance with the terms of the Documents;

(b) subject to the sanction of the UK Scheme by the High Court of Justice, the rules of the Office set out in Schedule 2 to the Friends' Provident Life Office Act 1975 (the "Rules") be amended:

(i) by the insertion in rule 1(1) of the following new definitions, all to be inserted in the appropriate alphabetical order:-

"Annuitant" means the person beneficially entitled to the benefits under an annuity on such policy being effected with the Office or with any company referred to in paragraph (d) of the definition of person insured on or before 4 May 2000 save in the case of such a policy which is effected by or on behalf of the trustees of an occupational pension scheme;

"Circular" means the circular to members and policyholders of the Office dated 26 April 2001;

"Contributors to FSAVCs" means the persons beneficially entitled to the benefits under free standing additional voluntary contribution policies effected with the Office on or before 4 May 2000 on such policies being effected;

"Documents" means the documents referred to at Section 12 of Part VI of the Circular, as such documents may be amended from time to time;

"Effective Date" has the meaning set out in the UK Scheme;

"Flotation" means the flotation of Friends Provident plc as described in the Documents;

"Maturity" means the termination on or after 4 May 2000 of a policy effected with the Office or with any company referred to in paragraph (d) of the definition of person insured by virtue of retirement, passage of time or any other event (other than death) which the directors, at their discretion, consider to be outside the control of the holder of the policy;

"Other Member" means a member who is not a Qualifying Member;

"Permitted Country" has the meaning set out in the Circular;

"Preferential Offer" means the terms upon which, in the case of Preferential Offer Applicants, ordinary shares of 10p each in the capital of Friends Provident plc are to be allotted and issued;

"Preferential Offer Applicants" means each UK Non-Member Customer (as defined in the Circular) who complies with the terms of the Preferential Offer;

"Qualifying Member" means a person who:

(i) was a member on 4 May 2000, as determined under the rules (as amended from time to time) or is otherwise treated by the Office as having been a member on 4 May 2000, and remained so continuously until and including 6 June 2001 (or was on 6 June 2001 treated by the Office, whether under the rules or otherwise, as having remained so continuously); or

(ii) became a member as a result of changes to the rules effected at an extraordinary general meeting of the Office held on 6 June 2001 (or any adjournment thereof);

"Reversionary Annuitant" means the payee of, or person beneficially entitled to payment under, an annuity on the death of either a person insured under a policy effected with the Office or with any company referred to in paragraph (d) of the definition of person insured or an Annuitant (as the case may be);

"UK Scheme" means the scheme for the transfer of the whole of the long term business of the Office carried on in the United Kingdom pursuant to Section 49 of and Part I of Schedule 2C to the Insurance Companies Act 1982 in the form annexed to the Petition to the High Court of Justice dated 20 April 2001, with, or subject to, any modification, addition, deletion or condition which may be approved or imposed in accordance with its terms; and

"US Persons" has the meaning set out in the Circular

(ii) by the deletion of rule 8 and its replacement with the following:

"(1) Subject to rules 8(3) and 8(4), persons who are persons insured either on or after the date on which the rules come into force, and who have not ceased to be members by virtue of rules 10 and 11, shall be members.

(2) Assignment or transfer of any participating policy (excluding assignment of policies described in paragraphs (b) and (c) of the definition of "person insured", membership in respect of which is conferred by rule 8(1)) shall (save where the directors otherwise decide) confer membership of the Office in respect thereof, with effect from the date of such assignment or transfer, provided that the date of such assignment or transfer is on or before 4 May 2000, or, as the case may be, the sole assignee or transferee or, in the case of joint assignees or joint transferees, the assignee or transferee as shall be nominated to be the member of the Office by notice in writing signed by all such joint assignees or joint transferees (or which the directors shall otherwise consider satisfactory) and given to the Office at the principal office, or, in the absence of any subsisting nomination, the joint assignee or joint transferee or surviving joint assignee or joint transferee for the time being (if any) first named in the instrument effecting such assignment, whether in each case a legal or contractual assignee or transferee (including an assignee in trust (other than in the circumstances described in paragraph (c) of the definition of "person insured") but not (i) an assignee or trustee in bankruptcy, receiver or administrative receiver or (ii) an assignee on security where the person insured has any right of reassignment or other interest in the participating policy). The foregoing sentence is subject to the following provisos: (a) that, by the Effective Date, (i) the assignee or transferee acquires (or, in the case of joint assignees or joint transferees, the joint assignees or joint transferees together acquire) the absolute right to such insurance and (ii) the assignee or transferee (or, in the case of joint assignees or joint transferees, the joint assignees or joint transferees) produce evidence which the directors consider satisfactory of the assignment or transfer and (b) nothing in these rules shall entitle any person upon whom membership is conferred by this rule to any greater benefit as a consequence of implementation of the Scheme on the Effective

Date than is prescribed by the Documents. The assignor or transferor of any insurance shall not cease to be entitled to membership of the Office in respect of that participating policy with effect from the date of assignment or transfer.

(3) Where two or more persons are the persons insured in respect of any one policy, only one person shall be a member by virtue of that policy, and that person shall be such one of the persons insured in respect of that policy as shall have been nominated from time to time by notice in writing signed by all persons insured in respect of that policy (or which the directors shall otherwise consider satisfactory) and given to the Office at the principal office, or in the absence of any subsisting nomination the person or surviving person for the time being (if any) first named in the policy.

(4) Annuitants, Reversionary Annuitants and Contributors to FSAVCs shall be members in addition to (if different) the persons who are (or were) the persons insured in relation to such policies.

(5) Members whose membership ceased by virtue of an event of Maturity on or after 4 May 2000 and on or before 6 June 2001 shall be members as if there had been no cessation. Persons who would have been members as a result of the adoption of rule 8(4) but for the occurrence of an event of Maturity shall be members.

(6) Preferential Offer Applicants shall be entitled to become members of the Office if the Effective Date has not occurred on or before 31 December 2001 or such other date as the Office may approve and the High Court of Justice in England may allow.

(7) Subject to rule 8(3), the personal representative (or where there is more than one, the personal representative nominated by all of them in writing) of any person mentioned in rules 8(1), 8(2), 8(4) and 8(5) who dies on or after 4 May 2000 and on or before 6 June 2001 shall be a member of the Office.

(8) Without prejudice to rules 10 and 11, each of the persons described in this rule 8 shall cease to be, or be entitled to become, members of the Office:

   (a) in the case of Other Members, at the time at which the UK Scheme becomes wholly unconditional; and

   (b) in the case of Qualifying Members, upon the Effective Date.

(9) If the UK Scheme shall not have become effective on or before 31 December 2001 or such later date as the Office may approve and the High Court of Justice in England may allow each of the persons described in rules 8(2), 8(4), 8(5) and 8(7) shall cease to be members of the Office.

(10) In any case of doubt the decision of the directors as to whether or not any person is a member of the Office, whether or not taken before the adoption of this rule 8(10) shall be conclusive. In arriving at such decision the directors shall be entitled to rely upon the Office's computer and/or other records and for this purpose to set the date by reference to the computer and/or other records at which any question as to membership shall be determined. The directors shall also be entitled but not required to assume (in the absence of conclusive evidence to the contrary) that any assignee or transferee of a policy shown in the Office's computer records is an assignee or transferee who has acquired the absolute right to such policy. In any case of doubt, the decision of the directors as to whether or not a policy is a participating policy shall be conclusive.

(11) In the event that compensation in respect of the loss of membership rights is to be provided to members of the Office under the terms of the UK Scheme, the directors shall be entitled to draw up a list of members as at a record date prior to the Effective Date by reference to the Office's computer records and such list shall be conclusive as to the members of the Office entitled to compensation.

(12) Notwithstanding any other provisions of this rule 8, the directors may confer membership of the Office on such person(s) and on such terms and/or conditions as they think fit.";

(iii) by the addition of the following as rule 8A:

"8A. The Office shall have two classes of member:

(a) those Qualifying Members who are (i) not Assignees (as defined in the Circular) entitled under or pursuant to the Documents to fewer than 200 Shares (as defined in the Circular) and (ii) who according to the operational computer records of the Office on 6 June 2001 were resident or had an address in a Permitted Country and were not US Persons together with those other Qualifying Members for whom no address or residence is recorded in the operational computer records of the Office on 6 June 2001 and who are not US Persons ("Class A Members"); and

(b) Other Members and all Qualifying Members not referred to in (a) above ("Class B Members").

The rights of Class A Members and Class B Members shall be the same except that only Class A Members shall be entitled (subject to the provisions of the Documents, inter alia as to validation, and to any other legal restrictions) to retain (if they so choose) their interest in Shares (as defined in the Circular) issued under or pursuant to the Documents in respect of the cancellation of their rights of membership of the Office.";

(iv) by the replacement of rules 9 to 11 with the following:

"9. Membership pursuant to rules 8(1) and, as regards Annuitants and Contributors to FSAVCs, 8(4) shall commence from the date of formal acceptance of the relevant proposal or of payment of the first premium, instalment or other contribution due under the policy, whichever shall be the later date. In respect of a policy effected under the terms of a scheme for the provision of retirement benefits and assigned the membership of such assignee shall commence from the date of such assignment. Membership pursuant to rules 8(2) and 8(3) shall commence from the date of such assignment or nomination (as the case may be). Entitlement to membership pursuant to rule 8(6) shall commence immediately upon the sanction by the High Court of the UK Scheme. Membership pursuant to rule 8(7) shall commence with effect from the death of the person represented. Reversionary Annuitants shall be members with effect from the death of the person insured or Annuitant (as the case may be).

10. Membership pursuant to rules 8(1), 8(2) and 8(4) shall subsist only for as long as the conditions of the policy and of the rules are fulfilled.

11. Membership pursuant to rules 8(1), 8(2), 8(4) and 8(5) shall cease upon:

(a) the occurrence of the event or contingency upon which the benefit or last of the benefits payable under the policy falls due; or

(b) the occurrence of any event or contingency upon which the policy ceases to be in force but so nevertheless that in the event of the policy being revived in accordance with the conditions thereof and of the rules, membership shall likewise revive; or

(c) the surrender of the policy; or

(d) the absolute assignment by a member of a policy effected under the terms of a scheme for the provision of retirement benefits."; and

(c) subject to the UK Scheme becoming effective the Rules be amended so as to be in the form tabled at the Meeting and initialled by the Chairman for the purposes of identification.

Voting

You will be entitled to vote (or appoint someone to do so for you) if you are a Member of FPLO on the date of the EGM. To check if you are a Member, please refer to Flowchart 1 on page 5 of this Circular.

How to Vote

You may vote by using the Voting Form or by attending the EGM on 6 June 2001. You do NOT need to attend the EGM for your vote to count.

Using the Voting Form

If you sign and return the Voting Form, you will have appointed the Chairman of the EGM to vote on your behalf at the EGM either FOR or AGAINST the Proposal, in accordance with your instructions on the Voting Form.

You may appoint someone else to attend the EGM and vote on your behalf. If you wish to do this please follow the instructions on the Voting Form.

If you want FPLO to demutualise and amend its Rules vote **FOR** the Proposal. This will result in demutualisation benefits being issued as described in this Circular. If you do not want FPLO to demutualise or amend its Rules and therefore do not wish any demutualisation benefits to be issued, vote **AGAINST** the Proposal. Please tick **ONE** of the boxes in section 1 of the Voting Form, as appropriate.

SIGN in the space provided in section 2 of the Voting Form. Please remember to fill in the date. If you are signing the Voting Form in a representative capacity (for example on behalf of a company) you must insert the capacity in which you are signing below your signature. A company must sign this form either under its seal or by a director or its secretary who has been duly authorised to sign. If you are a Member under 16 years of age, your Voting Form must be signed by a parent or guardian. If you are signing under a power of attorney, then a certified copy of the power of attorney must be enclosed when returning the Voting Form.

Your vote will only be counted if you properly complete and sign the Voting Form.

DETACH the Share Allocation Statement which, if you are a Qualifying Member forms part of the Voting Form.

POST the Voting Form in the reply paid envelope provided. If you have mislaid the reply paid envelope, post your Voting Form to Friends Provident Demutualisation, Computershare Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8BX, Great Britain.

Your Voting Form must reach Computershare Services PLC by 11.00 a.m. on Monday 4 June 2001 for it to count in the voting. Please allow plenty of time for postal delivery.

Attending the EGM

The EGM will be held at 11.00 a.m. on Wednesday 6 June 2001 at Wembley Conference Centre, Empire Way, Wembley, Middlesex HA9 0DW. A map of the venue is included on the inside back cover of this Circular. Doors will open at 9.30 a.m. Please try to arrive no later than 10.45 a.m. If you have posted your Voting Form and you still want to attend the EGM please make sure that you bring with you the Share Allocation Statement, which contains your Membership Reference Number, or some other means of identification so that you can be admitted to the EGM with the minimum of delay. It will be the vote that you make at the EGM that takes precedence if you have previously posted a Voting Form.

Definitions and Glossary of Terms

"Act"	the Insurance Companies Act 1982, as amended or replaced from time to time
"Appointed Actuary"	an actuary of a life insurance company appointed under section 19 of the Act
"Appointed Actuary's Report"	the report dated 19 April 2001 prepared by the Appointed Actuary of FPLO in connection with the Scheme
"Asset Share"	a measure of the size of a Policyholder's With Profits investment used by a life insurance company in order to assist in the determination of appropriate bonus rates. Asset Shares are the accumulation of premiums paid plus earned investment returns, less the charges for expenses, risk benefits (e.g. life cover) and an appropriate allowance for taxation
"Assignee"	the person to whom an Eligible With Profits Policy has been transferred on or prior to 4 May 2000 and who held the policy on that date (or in the case of joint current holders, the first named holder), not being one of the persons in whose name the policy was originally written
"Assignor"	the person, in whose name an Eligible With Profits Policy was originally written (or, in the case of joint original holders, the first named or otherwise nominated original holder), who has transferred the policy on or prior to 4 May 2000 to another person not being one of the persons in whose name the policy was originally written
"Bacon & Woodrow"	consulting actuaries to FPLO
"Board"	the directors of FPLO or Friends Provident plc, as the context may require
"Capital Support Account"	the account within the Long Term Business Fund of FPLP proposed to be established by the Scheme with this name
"Circular"	this document, which is being sent to Members of FPLO, and includes where the context so requires the separate document which is being sent to Policyholders of FPLO who are not Members
"Companies Act"	the Companies Act 1985, as amended or replaced from time to time
"Court Hearing"	the hearing before the UK Court or the Guernsey Court, as the context may require, to sanction the Scheme
"Courts"	the UK Court and the Guernsey Court

"Directors"	the directors of FPLO or Friends Provident plc, as the context may require
"Effective Date"	the time and date upon which the UK Scheme becomes effective following its sanction by the UK Court and includes, where the context so requires, the time and date upon which the Guernsey Scheme becomes effective following its sanction by the Guernsey Court
"Eligible With Profits Policy"	a policy written by FPLO or UK Provident which was in force at 11.59 p.m. on 31 December 1999, was a With Profits Policy as at 00.01 a.m. on 4 May 2000 and remains in force until 6 June 2001 (or is immediately prior to the Effective Date treated by FPLO as having been in force continuously throughout this period), provided that: • unitised With Profits Policies must have had With Profits units attached to them on 31 December 1999; • conventional With Profits Policies (excluding defined benefit pension schemes) must have had an amount of bonus attached to them on 31 December 1999; and • defined benefit pension schemes must have had a fund of assets invested in the with profits fund on 31 December 1999
"embedded value"	of a life insurance business is the sum of its shareholder net assets (including any surplus held in the Long Term Business Fund which is attributable to shareholders) and the value of its in-force business. The latter is calculated by projecting the after tax surpluses distributable to shareholders expected in respect of the business in force and discounting them back to the present time at a risk rate of return
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of FPLO convened for 6 June 2001, at which the Special Resolution is to be put to Members
"FIS"	Friends Ivory & Sime plc
"FPLO"	Friends' Provident Life Office
"FPLP"	Friends Provident Life and Pensions Limited
"Free Asset Ratio"	the ratio of the excess of the assets of a life insurance company over the combined value of the published liabilities and the required minimum margin of solvency, to the admissible value of the assets (all valued on the basis used in published statutory returns).
"Friends Provident Group" or "Group"	FPLO and all its subsidiary undertakings from time to time, including FIS or, as the context may require, Friends Provident plc and all its subsidiaries from time to time, including FIS
"FTSE 100 Index"	The Financial Times Stock Exchange Index of the largest 100 UK companies according to market value
"Guernsey Court"	The Royal Court of Guernsey

"Guernsey Law"	the Insurance Business (Guernsey and Alderney) Laws 1986 and 1996
"Guernsey Policies"	policies issued by FPLO through its Guernsey branch
"Guernsey Scheme"	the scheme for the transfer of the Long Term Business of FPLO carried on in Guernsey to FPLP, a summary of which is contained in Part III of this Circular, with, or subject to, any modification, addition, deletion or condition which may be approved or imposed in accordance with its terms
"IFAs"	independent financial advisers
"Independent Actuary"	Michael Arnold, FIA, the independent actuary reporting on the Scheme in accordance with section 49 of and Schedule 2C to the Act or, as the context may require, the Guernsey Law
"Insurance Regulations"	the Insurance Companies Regulations 1994
"Insurance Regulator"	HM Treasury (or where relevant) The Financial Services Authority, or such other statutory authority as from time to time carries out such functions in relation to Long Term Business carried on in the United Kingdom as were at the date of this document allocated to HM Treasury under the Act
"ISA"	individual savings account
"Listing"	the admission of the Shares in Friends Provident plc to the Official List and to trading on the London Stock Exchange becoming effective
"London and Manchester"	London and Manchester Assurance Company Limited (subsequently renamed Friends Provident (London & Manchester) Assurance Limited)
"Long Term Business"	insurance business which comprises life assurance business (life and pensions business) and long term disability insurance (also known as permanent health insurance)
"Long Term Business Fund"	the segregated fund of assets and liabilities established and maintained by a life insurance company under the Act for the purpose of supporting its Long Term Business
"London Stock Exchange"	London Stock Exchange plc
"Member"	a member of FPLO, whether under the current Rules or under the Rules as proposed to be amended by the Special Resolution, as the context may require
"Membership Compensation Deed"	the deed poll in the form agreed between FPLO, Friends Provident plc and FPLP to be executed by Friends Provident plc prior to the Effective Date setting out the basis on which Shares will be allocated to Qualifying Members
"Merrill Lynch"	Merrill Lynch International
"NM"	FP Life Assurance Limited, formerly NM Life Assurance Limited, a wholly-owned subsidiary of FPLO

"Non-Member Customer"	persons who on 1 May 2001 are: (i) the second and subsequent named Policyholders in respect of a policy effected with FPLO or UK Provident, where a policy is jointly held; or (ii) former Policyholders of London and Manchester whose policies continue to be in force as policies of FPLO; or (iii) Policyholders of NM or Friends Provident Corporate Pensions Limited; or (iv) individuals who have acquired units in unit trusts managed by the Friends Provident Group; or (v) current absolute assignees of an FPLO policy who will not become Members by virtue of the Special Resolution, provided they remain so on 15 June 2001
"Non Profit Fund"	the separate sub-fund of the Long Term Business Fund of FPLP proposed to be established by the Scheme with this name
"Non-Profit Policy"	a policy which is not a With Profits Policy
"Offer"	the offer of Shares in Friends Provident plc to certain UK Members, UK Non-Member Customers, Qualifying Employees, Pensioners and institutions on the terms to be detailed in the Prospectus
"Official List"	the official list maintained by the UKLA under Part IV of the Financial Services Act 1986
"Overseas Member"	a Qualifying Member who resides or has an address outside a Permitted Country according to the operational computer records of FPLO on 6 June 2001 or who is a US Person
"Pensioner"	a person who on 6 June 2001 is in receipt of a pension from the Friends Provident Pension Scheme, the Regional Properties Money Purchase Scheme, the Fulfords Staff Pension Scheme 5483 or the Fulfords Directors Pension Scheme (FP7476)
"Pension Policy"	a deferred annuity, unit linked or term insurance policy used to provide benefits under pension schemes
"Pension Scheme"	an arrangement under which an employer can provide retirement and death benefits to employees up to approved statutory limits in a tax efficient manner. Under contributory schemes employees contribute to the cost. Benefits may be provided by reference to a defined benefit or on a defined contribution basis
"Permitted Country" or "Permitted Countries"	any of the United Kingdom, Channel Islands, Gibraltar or the Isle of Man
"Personal Pension Plan"	an individual pension arrangement with particular tax advantages whereby individuals who are self-employed or those who are not members of employer sponsored Pension Scheme arrangements can make provision for retirement or provide benefits for their dependants in a tax efficient manner
"Policyholder"	the person who is for the time being entitled at law to a policy and includes an annuitant

"Policyholders' Reasonable Expectations" or "PRE"	the reasonable expectations of the relevant Policyholders in respect of the policies they hold
"Preferential Offer"	the offer of Shares to certain UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners on the preferential terms to be detailed in the Prospectus
"Principles of Financial Management" or "PFM"	the principles of financial management set out in Schedule 1 to the Appointed Actuary's Report and summarised in Section 5.2 of the summary of that report contained in Part IV of this Circular
"Proposal"	the demutualisation of FPLO, the transactions to be effected under the Scheme, the Listing and other agreements and arrangements entered into or to be entered into pursuant thereto
"Prospectus"	the prospectus to be dated on or around 12 June 2001 relating to Friends Provident plc, and includes the mini prospectus which is to be sent to UK Members, UK Non-Member Customers, Qualifying Employees and Pensioners
"Qualifying Employee"	an employee of any company within the Friends Provident Group (excluding FIS and its subsidiaries) provided that such employee shall not have given notice of termination of his or her contract of employment
"Qualifying Member"	a person who: (i) was a Member of FPLO on 4 May 2000, as determined under the Rules (as proposed to be amended by the Special Resolution) or is otherwise treated by FPLO as having been a Member on 4 May 2000, and remains so continuously until and including 6 June 2001 (or is on 6 June 2001 treated by FPLO, whether pursuant to the Rules as proposed to be amended by the Special Resolution or otherwise, as having remained so continuously); or (ii) becomes a Member as a result of the passing of the Special Resolution
"Remuneration Committee"	the committee of the Board responsible for remuneration and benefits of certain senior employees of the Group
"Retail Prices Index"	the retail prices index (All Items) maintained by the Central Statistical Office (or such other substantially equivalent index as the FPLP Appointed Actuary with the approval of the FPLP board of directors may substitute therefor)
"Rules"	the rules of FPLO set out in Schedule 2 to the Friends' Provident Life Office Act 1975
"Scheme"	both the Guernsey Scheme and the UK Scheme, or either of them, as the context may require
"Share Allocation Statement"	a form sent to Qualifying Members with this Circular indicating their allocation of Shares

"Share Election Form"	a form to be sent to UK Members with the Prospectus to enable them to choose between: (i) retaining the Shares allocated to them; or (ii) retaining the Shares allocated to them and purchasing additional Shares in the Preferential Offer; or (iii) selling the Shares allocated to them and receiving the proceeds of sale
"Shareholder Fund"	the assets and liabilities of FPLP other than those attributable to or represented by its Long Term Business Fund
"Shares"	ordinary shares of 10p each in Friends Provident plc
"Special Resolution"	the resolution to be put to the Members at the EGM, a copy of which is set out in Part VIII of this Circular
"Statutory Transfer"	a scheme of transfer of Long Term Business under section 49 of and (since July 1994) Part I of Schedule 2C to the Act
"Transferred Policies"	the policies of FPLO to be transferred to FPLP under the Scheme, and includes the Guernsey Policies where the context so requires
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK Court"	the High Court of Justice of England and Wales
"UKLA"	The Financial Services Authority as the competent authority for listing in the United Kingdom
"UK Member"	either of the following, as the context may require: (i) in relation to entitlement to a Share allocation or the right to choose to sell such allocation and receive the proceeds of sale, a Qualifying Member who according to the operational computer records of FPLO on 6 June 2001 is resident, or has an address, in the UK or another Permitted Country and who is not a US Person; or (ii) in relation to receipt of a Prospectus or entitlement to participate in the Preferential Offer, (1) a person described in (i) above (other than any person described in (i) above who, not being an Assignor, did not hold a policy with FPLO on 4 May 2000) provided they remain a Member on 15 June 2001 or (2) any other Member of FPLO who according to the operational computer records of FPLO as at close of business on both 1 May 2001 and 15 June 2001 is resident, or has an address, in the UK or another Permitted Country and who is not a US Person
"UK Non-Member Customer"	means a Non-Member Customer who is resident or has an address in the UK or another Permitted Country according to the operational computer records of FPLO and who is not a US Person
"UK Provident"	United Kingdom Temperance and General Provident Institution, which transferred the whole of its Long Term Business to FPLO on 30 June 1988

"UK Scheme"	the scheme for the transfer of the Long Term Business of FPLO carried on in the UK to FPLP, a summary of which is contained in Part III of this document with, or subject to, any modification, addition, deletion or condition which may be approved or imposed in accordance with its terms
"Unclaimed Shares Trust"	the trust described in Section 16 of Part II of this Circular
"US" or "United States"	United States of America, its territories and possessions, and any state of the United States and the District of Columbia
"US Person(s)"	US persons as defined in Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended
"Validation Form"	the validation form sent in January 2001 or which in the case of persons who became Members through the former Australian branch office of FPLO, was sent in September 2000
"Voting Form"	the voting form accompanying this Circular
"With Profits Fund"	the separate sub-fund of the Long Term Business Fund of FPLP proposed to be established by the Scheme with this name
"With Profits Policy"	a policy where, in addition to guaranteed benefits specified in the policy, additional bonuses may be payable, such policies of FPLO being listed in tables 1 and 2 of Appendix 1. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part, and "With Profits" and "With Profits Policyholder" shall be construed accordingly

Appendix I
Categorisation of Policies

The tables below show the different types of FPLO policies, including policies originally taken out with UK Provident. If you are unsure whether your policy is a With Profits Policy then you should check your policy document and any recent statement(s), referring to the tables.

If you are the holder of a policy listed in Table 1, you hold a With Profits Policy.

If you are a holder of a policy listed in Table 2, you may hold a With Profits Policy. Such a policy is a With Profits Policy if it is a unitised With Profits Policy, or is invested in With Profits units.

If you are the holder of a policy listed in Table 3, you are not a holder of a With Profits Policy.

Table 1: Conventional With Profits Policies

Life Policies

Adjustable Bonus Endowment
Adjustable Bonus – Whole Life
Adjustable Bonus – Whole Life with limited premiums
Blueprint
Childrens Deferred Assurance (With Profits)
Childrens Endowment Assurance (With Profits)
Childrens Gift Plan (With Profits)
Childrens Maxidowment
Childrens Maxidowment Plus
Childrens Multidowment
Childs Optional Policy (With Profits)
Childs Policy (With Profits)
Counter Inflation Endowment Assurance
Double Endowment Assurance
Endowment Assurance (With Profits)
Endowment Assurance Bonus Protected
Endowment Assurance Bonus Protected with Limited Premium
Extendible Mortgage Policy
Flexible Savings Policy
Four Seasons
Hedge (With Profit)
Higher Yielder Policy
Homebuyer Plan
Homebuyer Plan (Low Start)
Lifestyle
Lifestyle Endowment
Low Cost Endowment Assurance
Low Cost Endowment Assurance with Limited Premiums
Low Cost Endowment Mortgage Plan
Low Cost Whole Life
Low Cost Whole Life with Limited Premiums
Low Start Mortgage Plan
Maxicover
Maxidowment
Maxidowment Plus
Moneymax
Moneymax for Growth Plan
Moneymax for Income Plan
Moneymax 10
Moneymax 10 Extra
Moneymax 10 for Growth Plan
Moneymax 10 for Income Plan
Multidowment
150 Plan
Over 50 Protection Plan
Planned Investment
Planned Investment Plus
Rich Uncle Plan (With Profits)
10/25 Plan
Whole Life Bonus Protected
Whole Life Bonus Protected with Limited Premiums
Moneymax Plus
Whole Life (With Profits)

Pension Policies

Budget Pension Plan
Executive Benefits Plan
Self Employed Deferred Annuity (with Profits)

Table 2: Policies which are With Profits Policies if they are invested in With Profits units

Life Policies

Abbey National Mortgage Plan
Abbey National Mortgage Plan (Low Start)
Birthday Saver Plus
BMA Services Personal Savings Plus
Capital Bond
Capital Investment Bond
Capital Investment Bond (Phased Investment Bond)
Capital Investment Scheme
Cash Accumulator Plan
Cash Life Protection Plan
Childrens Versatile Investment Plan
Childrens Versatile Investment Plan (Low Start)
Critical Illness Protection
Deposit Option Plan
Directions
Double Gold Saving Plan
Extended Investment Plan
Family Protection Plus
Flexible International Investment Plan
Flexible Investment Plan
Flexible Mortgage Plan
Flexible Mortgage Plan (Low Start)
Flexible Savings Plan
Flexible Security Plan
Guernsey International Pension Plan
Healthsave
Healthsave (Low Start)
Homebuyer Extra Plan
Low Start Homebuyer Extra Plan
Homebuyer Mortgage Plan
Homebuyer Plus Plan
Homebuyer Plus Plan (Low Start)
International Investment Account
International Investment Bond
International Investment Plan
International Savings Plan
International With Profit Bond
Loan Trust Scheme
Maxima Savings Plan
Maximum Investment Plan
Maximum Protection Plan
Maximum Savings Plan
Maximum Savings Plan – Birthday Savers Plus
Moneymaster Plan
Money Minder
Money Minder and Performance Savings Plus
Money Minder Plus
Performa Savings Plan
Performance Savings Plus
Pharmacy Personal Savings Plus
Premier Investment Plus
Progressive Investment Plan
Provident Plus Savings Plan
Secure Retirement Plan
Select Income Plan
Select Savings Plus
Vetsave Personal Savings Plus
Versatile Investment Plan
Versatile Investment Plan (Low Start)
Versatile Investment Plan (International)
Versatile Investment Plan (International Low Start)
Versatile Investment Plan
Versatile Savings Plan
Versatile Savings Plan (Low Start)
With Profit Bond

Pension Policies

Additional Voluntary Contributions Plan
Employees Group Personal Pension Plan
Employees Minimum Contribution Plan
Employees Group Protected Rights Transfer Value Plan
Executive Benefit Plan
Executive Pension Plan
Freestanding Additional Voluntary Contribution Plan
Flexible Personal Pension for Employees
Flexible Personal Pension Group Employees
Flexible Personal Pension Group Self Employed
Flexible Personal Pension for Self Employed
Group Personal Pensions
Guernsey International Pension
Individual Additional Voluntary Contribution Plan
Money Purchase Plan
Minimum Contribution Plan
New Generation Company Pension Plan
New Generation Group AVC
New Generation Group Personal Pension
Pension Buyout Plan
Pension Investment Bond
Pension Transfer Plan
Personal Pension Plan

Pension Policies

Personal Pension Plan for Employees
Personal Pension Transfer for Employees
Personal Pension Plan for the Self-Employed
Personal Pension Transfer Plan
Personal Transfer Plan
Retirement Investment Bond
Self Employed Group Personal Pension Policy
Self Invested Pension Plan
Unit Linked Self Employed Retirement Annuity
Versatile Group Personal Pension Plan

Table 3: Policies which are not With Profits Policies

Life Policies

Annuity
Childrens Deferred Assurance (Without Profits)
Childrens Endowment Assurance (Without Profits)
Childrens Gift Plan (Without Profits)
Childs' Optional Policy (Without Profits)
Childs' Policy (Without Profits)
Contingent Whole Life
Convertible Term Assurance
Decreasing Term Assurance
Endowment Assurance (Without Profits)
Family Income Benefit
Gift Protection Plan
Guaranteed Capital Bond
Guaranteed Equity Bond
Guaranteed Growth Bond
Guaranteed Lifetime Plan
Guaranteed Lifetime Security Plan
Hancock Annuity
Hedge (Non Profit)
High Income Bond
Income Distribution Bond
Income Protection Plan
International Term Assurance
Leedsure Adaptable Mortgage Plan
Level Term Assurance
Mortgage Protection Assurance
Mortgage Protection Policy
Multiterm
Offshore Gross Annuity
Permanent Health Insurance
Permanent Health Insurance
Protector Plan
Renewable Term Assurance
Rich Uncle Plan (Without Profits)
Select Protection
Serious Illness Protection Plan
Stewardship Anniversary Bond
Stewardship Savings Plan
Term Assurance
Whole Life (Without Profits)

Pension Policies

Risk Free Annuity
Self Employed Deferred Annuity (Without Profits)

Appendix II
Customer Helpline Numbers

Demutualisation Helpline	**UK:**	**Call 0845 0701170***
	From Overseas:	**Call +44 1722 428400**
Helpline for trustees	**UK:**	**Call 0845 0701800***
	From Overseas:	**Call +44 1722 412440**

*   calls charged at local rates

Opening hours   **Weekdays – 8.00 a.m. to 6.00 p.m.**
Saturdays – 9.00 a.m. to 1.00 p.m.

Please note that calls to the above numbers may be monitored or recorded.

You may also visit our website: www.friendsprovident.com

or

Write to us at:

The Demutualisation Team
Friends Provident
United Kingdom House
Castle Street
Salisbury SP1 3SH
Great Britain

Printed by Imprima debussy C82094

HOW TO FIND WEMBLEY CONFERENCE CENTRE

By Car

From the M1 Proceed on the M1 southbound to its conclusion at Brent Cross to join the North Circular Road – West. Remain on the North Circular for 2.5 miles leaving at the exit for the B4557, Great Central Way. Great Central Way leads to South Way (see inset) and the Wembley Complex.

From the A40 Leave the A40 at Hanger Lane to join the A406, North Circular towards the M1. Remain on the North Circular for 3.75 miles to a traffic light junction. Turn left here onto Drury Way and continue over two roundabouts. At the third, turn left onto Great Central Way. Great Central Way leads to South Way (see inset) and the Wembley Complex.

Parking Wembley Parking Information 020 8900 2405.

By Train

Wembley Stadium Station is on the Chiltern Line from London Marylebone.

By Underground

Wembley Park Station is on the Metropolitan Line and Jubilee Line. A courtesy bus will run between Wembley Park Station and the Conference Centre.



Conference Centre
Retail Park
Sunday Mkt
Empire Way
B4565
Stadium
B4557
South Way
Wembley Stadium
'Numbers refer to Gate No.'
From The North M25
M1
Kingsbury
Brent Cross Shopping Centre
J1
Brent Reservoir
Wembley Park
Wembley
Neasden
Tokyngton
Eastbound exit
Westbound exit
Harlesden
Park Royal
Hanger Lane Gyratory
From M40 M25 The West
From M4 & Heathrow
N
1mi
1km

FRIENDS PROVIDENT



1 Validation
2 Vote
3 Flotation
4 Benefits

02 FEB -1 AM 8:07

FRIENDS PROVIDENT

PROSPECTUS

Merrill Lynch International

FRIENDS PROVIDENT

The Directors of Friends Provident plc, whose names appear on page 9 and who are also the Directors of Friends' Provident Life Office, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Directors of Friends Provident plc (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for all of the Ordinary Shares to be issued pursuant to the Offers and the Demutualisation Share Allocation described in this Prospectus to be admitted to the Official List and application has been made to the London Stock Exchange for all the Ordinary Shares to be issued pursuant to the Offers and the Demutualisation Share Allocation described in this Prospectus to be admitted to trading on the London Stock Exchange. It is expected that admission to the Official List of the Ordinary Shares issued in connection with the Offers and the Demutualisation Share Allocation will become effective, and dealings will commence, on 9 July 2001.

A copy of this Prospectus, which has been prepared in accordance with the Listing Rules made under Section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 149 of that Act and has been delivered (together with the consents, statement of adjustments and material contracts referred to in Part 14 of this Prospectus) to the Registrar of Companies in Ireland for registration in accordance with Section 47 of the Companies Act, 1963 of Ireland as required by the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland. This Prospectus has been approved by the UK Listing Authority in accordance with Article 20 of Council Directive 89/298/EEC and also relates to an offer of securities in Gibraltar which is made simultaneously with the Offers in the UK. A copy of this Prospectus has been delivered to the Registrar of Companies in Gibraltar and the Minister with responsibility for Trade and Industry in Gibraltar in accordance with Section 3(2) of the Prospectuses Ordinance 1998.

1832

FRIENDS PROVIDENT

Friends Provident plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4113107)

Offers of up to 1,671 million Ordinary Shares at an Offer Price expected to be between 210p and 270p per share and to Eligible Persons at a Preferential Offer Price at a discount of 5 per cent. to the Offer Price

The number of Ordinary Shares to be offered for subscription by Friends Provident plc in the Offers will be such as will result in Friends Provident plc raising, before the exercise of the Over-allotment Option, approximately £1,500 million of new capital for the Friends Provident Group (before taking account of the expenses of the Flotation Proposal). In addition, certain Demutualisation Shares will be offered for sale or subscription in the Institutional Offer on behalf of Qualifying Members who have not chosen to keep their Demutualisation Shares or who are not permitted to receive their allocation of Demutualisation Shares and the proceeds of sale and/or such subscription will be paid to those persons and/or applied towards enhancing policyholder benefits, as the case may be. Friends Provident plc will also grant Merrill Lynch International the Over-allotment Option described below.

Share capital immediately following Admission

Authorised			*Issued and fully paid*	
Nominal value	Number		Nominal value	Number
£250,000,000	2,500,000,000	Ordinary Shares of 10 pence each	£157,996,491	1,579,964,912

The information set out above in relation to the issued and fully paid share capital assumes the issue by Friends Provident plc of 944 million Demutualisation Shares in connection with the Demutualisation Share Allocation and the issue by Friends Provident plc of a further 636 million Ordinary Shares pursuant to the Offers to raise £1,500 million (before expenses), comprising both Ordinary Shares issued pursuant to the Preferential Offer and Ordinary Shares issued pursuant to the Institutional Offer, and that the Over-allotment Option is not exercised. The aggregate nominal value and number of issued and fully paid Ordinary Shares shown above will vary depending upon the Offer Price and the Preferential Offer Price, the size of the Preferential Offer and whether, and the extent to which, the Over-allotment Option is exercised. The Over-allotment Option, granted to Merrill Lynch International in its capacity as Global Co-ordinator, is exercisable until 30 days following Admission and is to subscribe or procure subscribers at the Offer Price for additional Ordinary Shares in respect of up to 15 per cent. of the number of Ordinary Shares to be offered for subscription in the Offers to raise new capital. The issued share capital statistics set out above assume that the Offer Price and the Preferential Offer Price are set at the mid-point of the indicative ranges and that New Shares worth £500 million at the mid-point of the Preferential Offer Price range are sold in the Preferential Offer.

The Ordinary Shares to be offered for sale or subscription pursuant to the Offers will rank *pari passu* in all respects with all other Ordinary Shares and will carry the right to receive all dividends and other distributions declared, made or paid on Ordinary Shares.

Underwriting syndicate

Sponsor, Global Co-ordinator, Investment Banking Adviser and Bookrunner

Merrill Lynch International

Joint Lead Managers

Merrill Lynch International — Goldman Sachs International

Co-Lead Managers

Cazenove — Dresdner Kleinwort Wasserstein — Fox-Pitt, Kelton — HSBC

The Ordinary Shares described in this Prospectus have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered or sold within the United States or to US Persons (as defined in Regulation S) except pursuant to an exception from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Ordinary Shares are being offered, sold or delivered: (i) in the United States only to Qualified Institutional Buyers ("QIBs") in transactions exempt from the registration requirements of the Securities Act; and (ii) to persons outside the United States in reliance on Regulation S under the Securities Act. Each purchaser of the Ordinary Shares pursuant to Regulation S will be deemed to have made the representations in respect of Regulation S as set out in Part 14 of this Prospectus. Each purchaser is hereby notified that the offer and sale of Ordinary Shares to it may be made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

The distribution of this Prospectus and the offer, sale and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by Friends Provident plc, FPLO or Merrill Lynch to permit a public offer of Ordinary Shares or possession or distribution of this Prospectus (or any other offering or publicity material or application form relating to the Ordinary Shares) in any jurisdiction, other than in the Permitted Countries. Persons into whose possession this document comes are required by Friends Provident plc, FPLO and Merrill Lynch to inform themselves about and to observe any such restrictions. This document does not constitute an offer of, or an invitation to purchase or subscribe for, any Ordinary Shares in any jurisdiction in which such offer or invitation would be unlawful.

In connection with the Offers, Merrill Lynch may over-allot or effect transactions which stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, Ordinary Shares at a level which might not otherwise prevail in the open market. Such transactions may be effected on the London Stock Exchange, LIFFE, the over-the-counter market or otherwise. Such stabilising actions, if commenced, may be discontinued at any time.

Merrill Lynch, which is regulated in the UK by the Securities and Futures Authority Limited, is acting for FPLO and Friends Provident plc and no one else in relation to the Flotation Proposal and the Offers described in this document. Merrill Lynch will not be responsible to anyone other than FPLO and Friends Provident plc for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Flotation Proposal and the Offers.

The Ordinary Shares have not been recommended by the US Securities and Exchange Commission or any state or foreign securities commission or any regulatory authority. The foregoing authorities have not confirmed the accuracy or determined the adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

Information not contained in this Prospectus

No person has been authorised to give any information or make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this Prospectus nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Friends Provident plc or the Friends Provident Group since the date of this Prospectus or that the information in this Prospectus is correct as of any time subsequent to the date hereof.

Information on Friends Ivory & Sime plc ("FIS")

The information included in this Prospectus concerning FIS is that which the Directors of Friends Provident plc believe to be material in the context of the Group taken as a whole and accordingly is not, and does not aim to be, comprehensive as regards FIS as a stand-alone company. This Prospectus does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities in FIS, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment whatsoever with respect to securities in FIS.

Products and services offered by the Group

This Prospectus does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase, any products or services offered by any member of the Friends Provident Group, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment whatsoever with respect to products or services offered by any member of the Group.

Forward-looking statements

Certain statements contained in this Prospectus, including certain statements under the headings "Key information", "Risk factors", "The business of Friends Provident", "Financial information" and "Management's discussion and analysis" constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; failure to manage the transition from a mutual company to a proprietary company; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements speak only as at the date of this Prospectus and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements after the date of this Prospectus.

Presentation of financial information

Unless otherwise indicated, the financial information in this Prospectus, including the pro forma financial information in Part 10, has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). For a discussion of the most significant differences between UK GAAP and US GAAP relevant to Friends Provident plc, see "Summary of material differences between UK GAAP & US GAAP" in Part 11. The Accountant's reports and pro forma financial information in Parts 9 and 10 were prepared in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the UK. The form of the reports does not comply with auditing standards generally accepted in the United States ("US GAAS").

The report on pro forma financial information in Part 10 is included solely to comply with the requirements of the UK Listing Authority. The form of this report does not comply with US GAAS. US GAAS does not provide for an expression of an opinion on a review of pro forma financial information in conformity with US GAAS.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA

421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available information

For so long as any of the Ordinary Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Friends Provident plc will, during any period in which it is not subject to Section 13 or 15(d) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of an Ordinary Share, or to any prospective purchaser of an Ordinary Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Shareholders of Friends Provident plc with registered addresses outside the UK will be sent notices of meetings and other information sent to shareholders, insofar as is reasonably practicable, at the same time as such information is sent to shareholders with registered addresses in the UK.

Service of process and enforcement of civil liabilities

Friends Provident plc is incorporated under English law. Service of process upon Directors and officers of Friends Provident plc, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most of the assets of the Group are located outside the United States, any judgment obtained in the United States against it may not be collectable in full within the United States. There is doubt as to the enforceability of certain civil liabilities under US Federal securities laws in original actions in English Courts and, subject to certain exceptions and time limitations, English Courts may not treat as final and conclusive a judgment of a US Court for a liquidated amount as a debt enforceable by fresh proceedings in the English Courts.

Contents

Expected timetable

	2001
Latest time and date for receipt of completed CASH Forms in order to sell Demutualisation Shares through the Initial Share Sale Facility	**12 noon on 3 July**
Latest time and date for receipt of completed Application Forms in order to apply for additional Ordinary Shares in the Preferential Offer	**12 noon on 3 July**
Latest time and date for receipt of bids in the Institutional Offer	**by 5.00 p.m. on 5 July**
Announcement of Offer Price, Preferential Offer Price and bases of allocation	**6 July**
Publication of a supplementary prospectus containing the Offer Price[1]	**7 July**
Advertisements in UK national newspapers of the Offer Price and the Preferential Offer Price	**weekend of 7 & 8 July**
Admission to listing and commencement of dealings[2]	**8.00 a.m. on 9 July**
Settlement date of the Institutional Offer	**12 July**
Posting of Share Account Statements and share certificates[3]	**from 16 July**
Posting of cheques in respect of proceeds	**from 16 July**
	2002
Payment of first dividend	**May**
Date of entitlement to Bonus Shares under the Preferential Offer	**9 July**

Notes:

1. The supplementary prospectus will not automatically be sent to persons who receive this document but will be available for collection from the addresses specified under the heading 'Availability of Prospectus' in Part 14.
2. Applicants in the Offers should note that dealings in the Ordinary Shares will commence prior to the despatch of Share Account Statements and share certificates. Applicants who deal prior to the receipt of their Share Account Statements or share certificates do so at the risk of selling Ordinary Shares for which their application has not been successful.
3. Qualifying Members (except Involuntary Sellers) not wishing to apply to buy additional Ordinary Shares in the Preferential Offer, nor wishing to sell their Demutualisation Shares immediately on Admission, may request that their Share Account Statements or, if applicable, share certificates be sent to them prior to the commencement of dealings, provided they complete and return their Application Forms so they are received by no later than Monday 25 June 2001. Such persons will be posted Share Account Statements or share certificates, as appropriate, on or before 6 July 2001. Unless and until Admission occurs, the Share Account Statements and share certificates will be of no value.

All references to times are to London time.

Offer statistics[1]

Indicative Offer Price range per Ordinary Share	2[illegible] to 270p
Indicative Preferential Offer Price range per Ordinary Share	199.5p to 256.5p
Total number of Demutualisation Shares	944 million
New Shares to raise capital for the Friends Provident Group[2]	636 million
Ordinary Shares in issue following Admission	1,580 million
Market capitalisation of Friends Provident plc at the Mid-Range Price	£3,792 million
Estimated net proceeds receivable by Friends Provident plc[3]	£1,375 million
Notional dividend per share for year ended 31 December 2000[4]	6.6p
Notional 2000 dividend yield[5]	
– at the Offer Price	2.8 per cent.
– at the Preferential Offer Price	2.9 per cent.

Notes:

1. Indicative ranges for the Offer Price and the Preferential Offer Price are set out above but the Offer Price and the Preferential Offer Price finally determined may be outside the indicative ranges. As a consequence, the statistics in this table are indicative only. The statistics in this table have been calculated on the assumption that the Offer Price and the Preferential Offer Price are set at the mid-point of the indicative ranges, (i.e. 240p and 228p respectively), the full number of New Shares to raise capital are issued and the Over-allotment Option is not exercised.
2. The New Shares are being offered by Friends Provident plc in the Offers to raise £1,500 million of new capital for the Group (before taking account of the expenses of the Flotation Proposal). For the purposes of providing this statistic only, the assumption has been made that New Shares worth £500 million at the mid-point of the Preferential Offer Price range will be sold in the Preferential Offer. In addition, Friends Provident plc will grant Merrill Lynch the Over-allotment Option, but the table assumes it is not exercised. No assumption has been made about the number of Demutualisation Shares offered for sale and/or subscription in the Offers.
3. The estimated net proceeds receivable by the Group are stated after the deduction of the estimated costs of the Flotation Proposal of £125 million.
4. Assuming the Flotation Proposal had become effective at the beginning of 2000, the Board would have expected to have recommended dividends for the year ended 31 December 2000 totalling approximately £104 million. The notional dividend per share is calculated using the number of Ordinary Shares in issue following Admission stated in the table.
5. The notional dividend yields are calculated by dividing the notional 2000 dividend per Ordinary Share by the mid-point of the indicative range provided for the Offer Price or Preferential Offer Price, as appropriate.

Directors and advisers

Directors of FPLO and Friends Provident plc

David Newbigging OBE – *Chairman**
Keith Satchell – *Group Chief Executive*
Hon. Barbara Thomas – *Deputy Chairman**
Graham Aslet – *Director and Appointed Actuary*
Howard Carter- *Director and Chief Executive of Friends Ivory & Sime*
Ben Gunn – *Managing Director, Retail Operations*
Martin Jackson – *Group Finance Director*
Christopher Jemmett*
The Rt. Hon. John MacGregor OBE*
Roger Morton*
Dr. Wolfgang Peiner*
Brian Sweetland – *Director and Company Secretary*
John Whitney*

all of Pixham End, Dorking, Surrey, RH4 1QA

(*denotes non-executive Director)

Advisers

Sponsor, investment banking adviser and stockbroker to FPLO and Friends Provident plc

Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

Legal advisers to FPLO and Friends Provident plc as to English and US law

Herbert Smith
Exchange House
Primrose Street
London
EC2A 2HS

Reporting accountants and auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Southwark Towers
32 London Bridge Street
London
SE1 9SY

Legal advisers to the Sponsor as to English and US law

Linklaters
1 Silk Street
London
EC2Y 8HQ

Consulting Actuaries

B&W Deloitte
Stonecutter Court
1 Stonecutter Street
London
EC4A 4TR

Registrars and Receiving Agents

Computershare Investor Services PLC (formerly Computershare Services PLC)
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Principal Bankers

Barclays Bank Plc
54 Lombard Street
London
EC3P 3AH

Logistics advisers

Solid Solutions Associates
5 St John's Lane
London
EC1M 4BM

Part 1 – Key information

The following information is a summary only of the full text of this Prospectus. Prospective investors should read the whole Prospectus and not just this key information.

1.1 The Flotation Proposal

On 4 May 2000, the Board of FPLO announced its decision to recommend to its Members that FPLO should demutualise and that the new holding company of the Group, Friends Provident plc, should list on the London Stock Exchange. Under the Flotation Proposal, Friends Provident plc will issue a total of 944 million Demutualisation Shares and such number of New Shares as are needed to raise approximately £1,500 million of new capital (before expenses).

The Flotation Proposal was approved by Members at the EGM held on 6 June 2001. The UK Scheme for the transfer of FPLO's UK business was subsequently sanctioned by the UK Court. The approval of the Guernsey Court for the transfer of FPLO's Guernsey business is being sought at a hearing which is anticipated to take place during June 2001. The transfer of FPLO's business in Guernsey is intended to become effective at the same time as the UK Scheme becomes effective.

The Flotation Proposal remains conditional on:

- the UK Scheme becoming effective;
- the Ordinary Shares being admitted to the Official List;
- the Ordinary Shares being admitted to trading on the London Stock Exchange; and
- the Board being satisfied that sufficient capital will be raised pursuant to the Offers to effect the Flotation Proposal.

It is expected that Admission will become effective, and dealings will commence, on 9 July 2001, shortly after the UK Scheme has become effective.

1.2 The business of the Friends Provident Group

FPLO was established as a friendly society in 1832 by members of the Religious Society of Friends (the Quakers). The Friends Provident Group has become one of the UK's leading life and pensions and asset management groups with more than 2.6 million individual customers. Over the five years to 31 December 2000, the Group has delivered compound annual growth in new business API of 28 per cent. through both organic growth and acquisition. During the same period, the compound annual growth rate of assets under management was 21 per cent.

The Friends Provident Group has two core businesses, Life and Pensions and Asset Management.

The Life and Pensions business operates primarily in the UK and in selected international markets, the latter serviced through its branch in Guernsey. It is one of the top ten life and pensions providers in the UK, with new business API in 2000 of £352 million, giving it a market share of approximately 4.0 per cent. This market share has grown from 2.1 per cent. over the last five years, through both organic growth and acquisition. The Life and Pensions business distributes a comprehensive range of pension, protection, annuity and savings products to both corporate and individual clients.

The Asset Management business is undertaken through Friends Ivory & Sime plc ("FIS"), a 67 per cent. owned publicly listed subsidiary of the Group. As at 31 December 2000, FIS had approximately £37 billion of funds under management, including £7 billion of assets managed for external third party customers. FIS was created by the merger of the asset management business of FPLO with Ivory and Sime plc in February 1998. Since then, it has increased its annual revenues by 65 per cent. to £75.3 million and generated a total shareholder return for the Friends Provident Group of 132 per cent. as at 31 December 2000. FIS provides a wide range of investment services for institutional, corporate and retail clients.

The Board believes that the Friends Provident Group, with a record of strong growth over the past five years, is well positioned as one of the leading life, pensions and asset management groups in the UK. Furthermore, the Directors believe the Flotation Proposal, which will introduce new capital and thus improve the Group's financial strength, will enhance the Group's prospects for sustained growth in the future.

1.3 Key Strengths

The Board believes that the key strengths of the Friends Provident Group are as follows:

Strong market position and a comprehensive product offering – The Group is recognised as a leading provider of a broad range of sophisticated life and pensions products. Its product range is well known for its breadth, quality and design. In the Planned Savings Product and Service Excellence Awards 2000 the Group won in three important categories, Income Protection (for the seventh consecutive year); Stakeholder Pensions; and Ethical Investment.

Established position in Stakeholder Style and group pension products – The Group identified new trends in the pensions market in 1998 and took an early decision to position itself as a leading provider of both group defined contribution and individual pension products. It has extended its systems and product mix effectively over the last 2 years, leading to a well recognised market position in Stakeholder Style products. In particular, the Board believes the Group has one of the most efficient pension administration platforms available, which delivers fully automated processing by linking employers' payroll functions with the Group's IT systems over secure internet links.

Market leading technology platform – The Group has invested significantly in the development of its systems and has a history of being at the forefront of technology application in the insurance industry. All of the main Life and Pensions product lines are managed on the one system, which avoids the problems of integration and divergence suffered by some network systems. The Board considers that this track record of systems development gives the Group a strong base for future improvements and an advantage over its competitors. Although ongoing investment will be required to maintain this leading capability, the need for investment should be tempered by the well established systems already in place.

Well developed multi-channel distribution network – The Group has a strong position in the IFA market complemented by its other distribution channels – principally tied agents, a direct sales force, international brokers, telesales and electronic channels. This multi-channel distribution approach has contributed to the Group's success and provides flexibility to align distribution to meet the future needs of its core markets and to adapt to relevant regulatory changes.

Financial strength following capital raising– Standard & Poor's Ratings Services has stated publicly that it expects implementation of the Flotation Proposal will significantly improve the Group's capitalisation and financial flexibility and considers it highly likely that Friends Provident Life and Pensions Limited ("FPLP"), the new life insurance company, will be assigned a rating of AA–. Moody's Investors Service, Inc. has placed the Group's insurance financial strength rating under review and has stated publicly that it believes the rating could improve to A1 or Aa3. This reflects the benefits which Moody's believes are brought by the Flotation Proposal and the continued improvements to the Group's market position.

Well established Asset Management business with a distinct investment process – The Asset Management business has established itself as a multi-product service manager with a distinctive growth-based investment process offered across all major markets. Offering its products and services in a flexible and integrated way has allowed the business to promote successfully its investment skills. It has also established a reputation for performance and service in high margin specialist product offerings such as investment trusts and venture capital trusts. The Asset Management business, conducted through FIS, has a separate listing on the London Stock Exchange which the Board considers to be beneficial to this business by virtue of the operating independence, transparency and public accountability required of a listed company.

Major presence in ethical and socially responsible investments – With approximately 33 per cent. of total funds under management in the UK retail market for socially responsible investment ("SRI"), the Group is the leading participant in this growing sector. The Group has led this market since the launch of "Stewardship" in 1984 the first, and still the largest, ethical retail fund in the UK. The Group's most recent development is a Responsible Engagement Overlay ("**reo**®") approach. The majority of equities managed on behalf of clients of FIS are subject to this innovative approach to ethical investment, which is now being marketed as a stand-alone product.

Proven management team with established track record – The majority of the existing executive management team has been in place for more than 5 years and has been committed to developing and implementing the Group's strategy over that time. The Board, both executive and non-executive, has a complementary mix of skills, including broad experience within publicly listed companies. In addition, the Group has a proven track record of successfully integrating acquisitions that have contributed to the implementation of its strategy and brought key individuals into the management team.

1.4 Strategy

The Group's aim is to build on its position as one of the leading life and pensions and asset management groups in the UK with an emphasis on high quality service to customers and optimising returns for shareholders. The components of the Group's strategy are as follows:

- to grow its share of the life and pensions market in a focused and profitable manner;
- to build on its established position in group defined contribution and Stakeholder Style pensions, targeting a top 5 market position in new pensions business;
- to apply technology and e-commerce to enhance distribution, improve service and reduce costs;
- to enhance its multi-channel distribution network with continued focus on IFAs;
- to strengthen further its investment capability and develop FIS into a leading retail asset management business; and
- to grow organically and pursue acquisition opportunities where they will enhance shareholder value and are consistent with the Group's strategy.

1.5 New Group structure

Friends Provident plc has been established as the new holding company of the Group.

On the Effective Date, the business of FPLO will be transferred to a new life insurance company, FPLP, pursuant to the UK Scheme.

In addition, the UK Scheme sets out in detail how the business is to be allocated within FPLP and how the affairs of FPLP, as regards that business, are to be conducted.

FPLP will establish a long term business fund and a Shareholder Fund. Within the long term business fund of FPLP there will be two sub-funds, the With Profits Fund and the Non Profit Fund. Appropriate assets will be allocated to the With Profits Fund having regard to its policyholder, and other, liabilities. All liabilities in respect of the existing business, including non profit business, will be placed in the With Profits Fund, with limited exceptions. The principal exceptions are certain taxation liabilities, liabilities in respect of the review of mis-selling of pensions policies and the liability in respect of an issue of Subordinated Debt by a subsidiary of FPLO. All liabilities in respect of PHI business and the unit linked funds relating to unit linked life policies will be reassured to the Non Profit Fund. The unit linked pension liabilities will be reassured to Friends Provident Corporate Pensions Limited, which will be a subsidiary of the Shareholder Fund. The Non Profit Fund will consist of the total net assets of FPLO, less the assets allocated to the With Profits Fund and the Shareholder Fund.

The effect of the structure is that surplus from existing FPLO business, other than PHI business, will emerge in the With Profits Fund. Assets of the With Profits Fund equal to 60 per cent. of the surplus arising from specified blocks of the existing business in the With Profits Fund will be transferred to the Non Profit Fund as any surplus emerges, for the benefit of shareholders. Accordingly, for the purposes of the embedded value calculation and the accountant's report set out in Part 9 of this Prospectus, 60 per cent. of the embedded value and surplus arising from these blocks of business will be recognised as being attributable to shareholders. Transfers of one-ninth of the cost of bonuses in respect of conventional With Profits business will be made to the Shareholder Fund or the Non Profit Fund, and will thus also be recognised as being attributable to shareholders. New non profit, unit linked, PHI and unitised With Profits business written by the Group will be 100 per cent. attributable to shareholders after the Effective Date as will the risks and rewards of deteriorations or improvements in the cost of administering the in-force business.

1.6 Summary financial information

This section sets out summary financial information for the Group. Further financial information is contained in Parts 7, 8, 9 and 10 of this Prospectus. Prospective investors should read the whole Prospectus and not just this key information.

The key components of financial information are as follows:

- ***The shareholder embedded value of the Friends Provident Group*** – this is the value of the Group's net assets attributable to shareholders together with the capitalised value of profits attributable to shareholders from policies in force. This is the key measure of shareholders' interests in a UK life insurance company and most publicly listed life insurance companies are valued by the market by reference to their embedded value.

- ***Value added by new business*** – the embedded value of a life insurance company only values the profits on the book of in-force business and therefore excludes any value which may be generated by future new business written. The value added by new business is the capitalised value of profits from new business written during the course of one year. Appraisal values are often determined by the market by applying a multiple to the value of future new business to reflect the added value those new policies are expected to produce and adding the result to the embedded value.

- ***Profit before tax*** – as explained further below, profits can be measured under the modified statutory solvency basis ("MSSB") as well as the achieved profit basis. There are many differences between these bases; however the key difference is that the achieved profit method recognises profits as they are earned over the life of an insurance policy whereas the MSSB profits are recognised towards the end of the life of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under MSSB, but the timing is different. The two methods often result in significantly different profit figures and therefore price to earnings multiples are not generally used by the market to value life insurance companies.

Shareholder embedded value of the Friends Provident Group

The embedded value of the Friends Provident Group, after allowing for net new capital to be raised, consists of the following:

- the adjusted shareholders' net worth, which comprises:

  (i) the Group's share of its investment in the Asset Management business at market value;

  (ii) the additional pension asset on an FRS 17 basis (net of deferred tax); and

  (iii) other net assets attributable to shareholders on a statutory solvency basis;

- the present value of the future profits attributable to shareholders from in-force policies of the Life and Pensions business ("value of in-force Life and Pensions business"); and

- net new capital to be raised on Admission of approximately £1,375 million, representing new capital for the Group of £1,500 million, less the estimated expenses of the Flotation Proposal of £125 million.

The table below, which has been extracted from Part 7 of this Prospectus, shows the shareholder embedded value of the Friends Provident Group at 31 December 2000 including the net new capital to be raised on Admission:

	£m
Attributable net asset value of Asset Management business, including acquired goodwill	74
Adjustment of Asset Management business to market value	404
Attributable market value of Asset Management business	478
Additional pension asset on an FRS 17 basis (net of deferred tax)[1]	212
Other net assets	60
Adjusted shareholders' net worth	750
Value of in-force Life and Pensions business	1,557
Embedded value	2,307
Net new capital to be raised on Admission	1,375
Embedded value including net new capital to be raised on Admission	3,682

[1] The total pension asset at 31 December 2000 amounted to £259 million of which £47 million, included in other net assets, represents the pension asset under SSAP 24 and £212 million represents the additional pension asset on an FRS 17 basis.

Overview of new business

New Life and Pensions business API declined from £384 million in 1999 to £352 million in 2000. In 2000, UK savings and investment business fell due to the marked fall in popularity of mortgage endowments and the loss of "carpetbagging" business (the buying of policies to acquire membership rights in anticipation of demutualisation).

These declines were partially offset by an increase of 25 per cent. in pensions business, predominantly due to increased sales of group personal pensions, including Stakeholder Style products which the Group has been marketing since 1998.

Profit before tax

In the United Kingdom, the profits of a life insurance company are required to be presented under the MSSB method and may also be presented as supplementary information under the achieved profit basis. The achieved profit basis has received wide acceptance and such supplementary financial information is published regularly by life insurance companies listed on the London Stock Exchange.

The Accountant's reports in Part 9 of this Prospectus present MSSB profit for the three years ending 31 December 2000. The profit before tax for 2000 which was £10 million, was impacted by the basis of accounting under the UK Scheme as described in paragraph 1.5 above. In order to assist the understanding of the results, a pro forma MSSB profit and loss account has also been prepared which shows a pro forma profit before tax of £144 million in 2000 on the basis that new business from 1 January 2000 is written in the Non Profit Fund and profits on this business are 100 per cent. attributable to shareholders. The basis for this pro forma is more fully described in Part 10 of this Prospectus.

The achieved profit basis recognises profits as they are earned over the life of an insurance policy which the Board believes is a more realistic basis of accounting for a life insurance business than the MSSB method. The achieved operating profit before tax in 2000 was £101 million[1] which included a one-off allowance for the introduction of Stakeholder pensions and the impact of policy lapses deferred in order to gain demutualisation benefits. Achieved profit before tax would have been £218 million[1] if this allowance had not been included.

[1] Source: Consulting Actuaries' report set out in Part 8 of this Prospectus.

Value added by new business

The value added by new Life and Pensions business set out in the table below represents the present value, at the point of sale, of the projected stream of distributable profits from new business written in the year. The total value added by new non profit Life and Pensions business written by the Group after the Effective Date will be 100 per cent. attributable to shareholders. For illustrative purposes, the table below reflects 100 per cent. of the value added by new non profit business and unitised With Profits business and one-ninth of the projected cost of bonuses on new conventional With Profits business.

	1999 £m	2000 £m
New Life and Pensions business API[1] [2]	384	352
Value added by new business before tax[2] [4]	100	79
Cost of solvency capital	(6)	(6)
Value added by new business before tax[2] [4] (after the cost of solvency capital)	94	73
Effect of pension service charge[3]	(10)	(10)
Value added by new business before tax[2] [4] (after cost of solvency capital and effect of pension service charge)	84	63

[1] New Life and Pensions business API represents annualised periodic premiums plus 10 per cent. of single premiums. This excludes unit trust sales which contributed £17 million in 1999 (£5 million periodic sales, £120 million single sales) and £33 million in 2000 (£6 million periodic sales, £268 million single sales) and managed pension funds which contributed £10 million in 1999 (£99 million single premiums) and £25 million in 2000 (£247 million single premiums).

[2] Stakeholder Style pensions contracts have been treated as periodic premium business where the policyholder has set up a direct debit for premium collection.

[3] As a result of the implementation of FRS 17 "Retirement benefits", the full pension fund surplus is included in the adjusted shareholders' net worth of the Group; accordingly, the value added by new business reflects the pension charge under FRS 17. For a further explanation see paragraph 7.2.2. "Factors affecting results of operations" in Part 7 of this Prospectus.

[4] The value added by new Life and Pensions business before tax has been calculated by grossing up the value added of new Life and Pensions business after tax at the standard rate of corporation tax.

This table has been extracted from the Consulting Actuaries' report set out in Part 8 of this Prospectus.

1.7 Current trading and prospects

New business sales so far during 2001 have been lower than those achieved in the equivalent period in 2000, as evidenced by the first quarter 2001 new business figures set out in paragraph 7.2.4 of Part 7 of this Prospectus.

The Board believes that FPLO's existing single A range credit rating has held back the Group's ability to gain new business from IFAs that it otherwise could have expected to obtain, based on FPLO's overall market position and competitive strengths. This position has been exacerbated as a result of the recent difficulties experienced by certain UK life insurers. The Group has seen a trend amongst IFAs to place business with companies which have a credit rating at least in the AA range as an independent measure of financial strength. The Board expects that following Admission, which will increase the Group's financial strength through the introduction of new capital and the likelihood that Friends Provident Life and Pensions will be assigned an AA– financial strength rating by Standard & Poor's and an A1 or Aa3 credit rating by Moody's, this situation will improve.

In common with other life insurance companies that have demutualised, the Board believes that trading has also been affected by the demutualisation process which has led to uncertainty amongst IFAs over the Group's ability to handle the administration of new business during the process. Following demutualisation this factor will no longer be relevant and the Board expects new business to recover.

In line with the market, the Group has experienced lower sales of savings and investment products in the year to date due to the depressed and volatile investment markets. Sales of corporate pension products, while higher than in the same period in 2000, were adversely affected, in the Board's view, because the market was awaiting the introduction of Stakeholder pensions from 6 April 2001.

While new business sales are expected to improve following Admission, the Board believes that it is not realistic to assume that new business sales in 2001 will recover to the levels experienced during 2000. A larger proportion of the Group's business has arisen from group pensions business where sales of Stakeholder Style products have significantly increased, but gross margins are lower than those on savings and investment products. In addition, the fixed cost element of new business infrastructure causes a reduction in margins when sales volumes fall as they have so far in 2001. As a result of these factors the value added by new business in the first half of 2001 is expected to be lower than in the second half of 2001 and the value added by new business in 2001 as a whole is expected to be significantly lower than in 2000.

The Board believes that the strength of its business platform, together with the listing which will introduce new capital and thus improve its financial strength, will result in the Group being well positioned to take advantage of developments in the UK life and pensions market and achieve its strategic objectives. The Board is confident of the Group's prospects for sustained growth in the future.

1.8 Dividends

The Board intends that the first dividend to be paid following Admission will be in respect of the period from Admission to 31 December 2001, which is expected to be paid in May 2002. This dividend is likely to represent approximately one half of the total dividend which the Board would have expected to recommend for the year ended 31 December 2001 had Friends Provident plc been listed throughout the year. Subsequently, it is intended that interim dividends will be paid in November and final dividends paid in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend.

Assuming that the Flotation Proposal had been effective at the beginning of 2000, the Board would have expected to recommend a total dividend for the year ended 31 December 2000 of 6.6 pence per share which, based on the Mid-Range Price, equates to a total dividend of approximately £104 million. Having regard to the performance of the Group, the Board intends to follow a progressive dividend policy.

1.9 The Offers

The Offers comprise:

- the Institutional Offer, being an offer to certain institutional investors in the UK, the United States (to QIBs) and elsewhere; and

- the Preferential Offer, being an offer to Eligible Members, Eligible Customers and Eligible Employees (which term includes Eligible Pensioners).

Eligible Persons will be entitled to apply in the Preferential Offer for Ordinary Shares at a discount of five per cent. to the Offer Price.

In addition to the benefit of the Preferential Offer Price, Eligible Persons who acquire Ordinary Shares in the Preferential Offer will be entitled to receive one additional Ordinary Share for every complete 20 Ordinary Shares they acquire in the Preferential Offer **and hold continuously up to and including the first anniversary of Admission (anticipated to be 9 July 2002)**. No Bonus Shares will be issued in respect of Demutualisation Shares or Ordinary Shares acquired in the Institutional Offer or otherwise.

Pricing

The Offer Price will be determined by Merrill Lynch and Friends Provident plc and, together with the Preferential Offer Price, is expected to be announced on 6 July 2001 and advertised in major UK national newspapers on or before Admission, which is expected to occur on 9 July 2001. A supplementary prospectus will also be published which contains the Offer Price. This document will not automatically be distributed but will be available for collection at the addresses specified in Part 14 of this Prospectus.

It is expected that:

- the Offer Price will be in the range of 210p to 270p per Ordinary Share; and hence
- the Preferential Offer Price will be in the range of 199.5p to 256.5p per Ordinary Share,

but the Offer Price and the Preferential Offer Price eventually determined may be outside these indicative ranges. If the Offer Price range and the Preferential Offer Price range change prior to 6 July 2001, the revised ranges will be announced and advertised as soon as possible. Any application to acquire Ordinary Shares in the Offers will be irrevocable once received and accepted, even if the Offer Price or Preferential Offer Price finally determined is outside the relevant indicative price range.

Allocation under the Offers

If there is heavy demand for Ordinary Shares, applicants may be allocated a smaller number of Ordinary Shares than they applied for in the Offers. In the event that applications in the Preferential Offer are scaled back, the allocation policy will favour smaller applications.

Institutional Offer

The Underwriters of the Institutional Offer are soliciting bids from prospective institutional investors (QIBs in the US) to acquire Ordinary Shares in the Institutional Offer.

Certain of the Group's business partners have committed to subscribe for and/or purchase at the Offer Price, in aggregate, up to approximately £400 million of Ordinary Shares in the Institutional Offer. These applications will take priority over other applications in the Offers.

Applications in the Preferential Offer

Eligible Persons will each be sent an Application Form, a Mini-Prospectus and a Share Guide. The Share Guide contains guidance on how to complete the Application Form and seeks to answer anticipated questions. Applicants who have further questions should call the Friends Provident Helpline, the number of which appears in Part 19 of this Prospectus. All applications in the Preferential Offer will be made on the terms and conditions of application set out in Part 15 of this Prospectus.

The latest time for receipt of applications in the Preferential Offer is 12 noon on Tuesday 3 July 2001.

Eligible Persons who elect to sell their Demutualisation Shares on Admission through the Initial Share Sale Facility and other Voluntary Sellers will not be eligible to apply for Ordinary Shares in the Preferential Offer.

Settlement

It is intended that Share Account Statements or, if applicable, share certificates will be posted to persons entitled thereto from 16 July 2001. There will accordingly be a period of one week plus the time taken for the documents to reach shareholders by post after Admission in which shareholders may not be in a position to trade their Ordinary Shares.

Qualifying Members (except Involuntary Sellers) not wishing to apply for additional Ordinary Shares in the Preferential Offer, nor wishing to sell their Demutualisation Shares immediately on Admission, may request that their Share Account Statements or, if applicable, share certificates be sent to them prior to the commencement of dealings, provided they complete and return their Application Forms so they are received by no later than Monday 25 June 2001. Such persons will be posted Share Account Statements or, if applicable, share certificates on or before 6 July 2001. Unless and until Admission occurs, the statements and certificates will be of no value.

Settlement in respect of the issue of Ordinary Shares in the Institutional Offer is intended to take place on 12 July 2001.

1.10 The Initial Share Sale Facility

Qualifying Members (except Involuntary Sellers and Occupational Pension Scheme Trustees) may elect to have all, but not some, of their Demutualisation Shares sold on Admission at the Offer Price through the Initial Share Sale Facility.

Qualifying Members wishing to use this facility should note that:

- Eligible Members who elect to sell their Demutualisation Shares on Admission will not be eligible to apply for Ordinary Shares in the Preferential Offer;
- there is an administration fee of £7 for using this facility, which will be deducted from the proceeds of sale to be remitted; and
- any election to sell Demutualisation Shares will be irrevocable once received and accepted even if the Offer Price finally determined is outside the indicative price range.

Alternatively, Qualifying Members (except Involuntary Sellers) may choose to sell their Demutualisation Shares following Admission through a stockbroker or other share dealing service of their choice.

1.11 Capital raising and use of proceeds

Friends Provident intends to raise approximately £1,375 million of net new capital at the time of Admission. An amount of £200 million will be retained in Friends Provident plc for general corporate purposes, approximately £1,000 million will be held in the Non Profit Fund and the balance will be held in other group subsidiaries. The new capital will improve FPLP's financial strength and support the writing of new business.

Approximately £540 million of the capital in FPLP will represent proceeds from the transfer of subsidiaries, including the Group's shareholding in FIS and Friends Provident Corporate Pensions Limited, which are being transferred from a subsidiary of the Non Profit Fund to Friends Provident plc and the Shareholders Fund respectively.

It is initially intended that the total capital raised will be invested broadly 75 per cent. in equities and 25 per cent. in cash and fixed income securities. The Group will use the increased financial strength provided by the new capital raised to continue to pursue organic growth and its strategy of selective acquisitions.

1.12 Risk factors

Prior to making an investment decision, all prospective purchasers of Ordinary Shares should consider carefully the risk factors set out in Part 4 of this Prospectus. Such risk factors relate to considerations affecting the Group and its constituent parts as well as considerations affecting the Ordinary Shares and include, among others, adverse changes to laws or regulations, risks in respect of taxation, failure to manage the transition from a mutual company to a proprietary company, unforeseen liabilities from product reviews, liabilities in respect of guaranteed annuity options, asset shortfalls against product liabilities, changes in the general economic environment, levels and trends in mortality and morbidity, restrictions on access to product distribution channels, increased competition, and the ability to attract and retain personnel. If one or more of the risks set out in Part 4 were to occur, there could be a material adverse effect on the Group's business, results of operations and/or financial condition (including its share price and dividends).

2.1 Structure

This Section should be read in conjunction with the expected timetable set out at page 7 of this Prospectus.

The Ordinary Shares which are the subject of the Offers comprise:

- the Demutualisation Shares allocated to Voluntary Sellers, being Qualifying Members who elect to sell their Demutualisation Shares through the Initial Share Sale Facility and Occupational Pension Scheme Trustees who have chosen not to retain their Demutualisation Shares;
- the Demutualisation Shares allocated to Qualifying Members who are Involuntary Sellers and accordingly who, under the terms of the Demutualisation Share Allocation, are not entitled to have their allocation of Demutualisation Shares issued to them and will instead receive an amount equal to the value of such shares at the Offer Price; and
- the New Shares to be issued by Friends Provident plc to raise £1,500 million of new capital (before expenses) for the purposes described under the heading "Capital raising and use of proceeds" in Part 7 of this Prospectus.

The Offers comprise:

- the Institutional Offer, being an offer to certain institutional investors in the UK, the United States (to QIBs) and elsewhere; and
- the Preferential Offer, being an offer to Eligible Members, Eligible Customers and to Eligible Employees (which term includes Eligible Pensioners).

The Ordinary Shares offered pursuant to the Offers will rank *pari passu* in all respects with all of the other Ordinary Shares and will carry the right to receive all dividends and other distributions declared, made or paid on the Ordinary Shares.

All Demutualisation Shares allocated to Voluntary Sellers will be offered for sale in the Institutional Offer. All Demutualisation Shares allocated to Involuntary Sellers will be offered for subscription in the Institutional Offer. The New Shares will be offered for subscription in the Offers on behalf of Friends Provident plc.

2.2 Allocation under the Offers

The bases of allocation in the Offers will be determined by Merrill Lynch following consultation with Friends Provident plc. Priority will however be given to the applications by the Group's business partners described in paragraph 2.5 below.

If there is heavy demand for Ordinary Shares, applicants may be allocated Ordinary Shares having a value which is less than the sum applied for. In the event that applications in the Preferential Offer are scaled back, the allocation policy will favour smaller applications.

The bases of allocation in the Offers are expected to be announced on 6 July 2001. Persons who have applied for Ordinary Shares in the Offers who deal prior to the receipt of Share Account Statements or share certificates do so at the risk of selling Ordinary Shares for which their application has not been successful.

2.3 Pricing

The price payable in the Institutional Offer will be the Offer Price.

Eligible Persons may apply for Ordinary Shares in the Preferential Offer at the Preferential Offer Price, which is at a discount of five per cent. to the price per Ordinary Share payable under the Institutional Offer. In addition, Eligible Persons who acquire Ordinary Shares in the Preferential Offer and hold them continuously for a year will be eligible to receive Bonus Shares, subject to certain conditions described below.

The Offer Price will be determined by Merrill Lynch and Friends Provident plc and, together with the Preferential Offer Price, is expected to be announced on 6 July 2001 and advertised in major UK national newspapers on or before Admission, which is expected to occur on 9 July 2001. A supplementary prospectus will also be published which contains the Offer Price. This document will not automatically be distributed but will be available for collection at the addresses specified in Part 14 of this Prospectus.

It is expected that:

the Offer Price will be in the range of 210p to 270p per Ordinary Share; and hence

the Preferential Offer Price will be in the range of 199.5p to 256.5p per Ordinary Share,

but the Offer Price and the Preferential Offer Price eventually determined may be outside these indicative ranges. If the Offer Price range and the Preferential Offer Price range change prior to 6 July 2001, the revised ranges will be announced and advertised as soon as possible. Among the factors which may be considered in determining the Offer Price are the prevailing market conditions, the number of Demutualisation Shares offered for sale through the Initial Share Sale Facility or otherwise in the Offers, the demand for Ordinary Shares in the Offers, the prices at which institutions bid to acquire Ordinary Shares under the Institutional Offer and the desire to establish an orderly after-market in the Ordinary Shares. Accordingly, the Offer Price will not necessarily be the highest price at which all of the Ordinary Shares subject to the Offers could be sold.

2.4 Bonus Shares

Eligible Persons who acquire Ordinary Shares in the Preferential Offer will be entitled to receive one additional Ordinary Share for every complete 20 Ordinary Shares they acquire in the Preferential Offer **and hold continuously up to and including the first anniversary of Admission (anticipated to be 9 July 2002).**

These Bonus Shares are available only in respect of Ordinary Shares acquired in the Preferential Offer and not in respect of any Demutualisation Shares or Ordinary Shares acquired in the Institutional Offer or otherwise.

Subject to certain limited exceptions, Eligible Persons who dispose of all of the Ordinary Shares they acquire in the Preferential Offer on or before the first anniversary of Admission will lose their entitlement to receive any Bonus Shares, even if further Ordinary Shares are subsequently acquired. Eligible Persons who dispose of only some of the Ordinary Shares they acquire in the Preferential Offer will have their entitlement to receive Bonus Shares reduced proportionately.

Until after the first anniversary of Admission, upon any request for the registration of a transfer of Ordinary Shares being submitted to the Registrars, the Registrars will first transfer the Ordinary Shares which do not carry any entitlement to Bonus Shares so as to preserve as far as possible such a shareholder's entitlement to Bonus Shares.

Any Bonus Shares which become due will be issued to the persons entitled to them as soon as reasonably practicable after the first anniversary of Admission. The tax consequences of a receipt of Bonus Shares are described in Part 13 of this Prospectus.

The full terms and conditions of the entitlement to Bonus Shares are set out in Part 15 of this Prospectus.

2.5 Application procedure

The Preferential Offer

Eligible Persons will each be sent an Application Form, a Mini-Prospectus and a Share Guide.

Eligible Persons who elect to sell their Demutualisation Shares on Admission through the Initial Share Sale Facility (and other Voluntary Sellers) will not be eligible to apply for Ordinary Shares in the Preferential Offer.

To apply for Ordinary Shares in the Preferential Offer, Eligible Persons should complete the relevant Application Form (using the Share Guide accompanying such form) and return it by post in the reply-paid envelope provided, together with a cheque or banker's draft crossed "account payee" and made

payable to "Friends Provident Share Offer" for the total amount which they wish to invest as soon as possible. **The latest time for receipt of applications in the Preferential Offer is 12 noon on Tuesday 3 July 2001.**

Applications for Ordinary Shares must be based on the monetary amount which applicants wish to invest in Ordinary Shares, rather than on a number of Ordinary Shares. The minimum application under the Preferential Offer is £500 and the maximum application is £100,000.

Save as described below, only one application may be made for the benefit of any Eligible Person in the Preferential Offer. Applications which breach this rule or which are suspected of breaching this rule are liable to be rejected and criminal proceedings may be instituted against anyone knowingly making or authorising multiple applications or other fraudulent applications for their own benefit or that of any other person. An Eligible Member or Eligible Customer who is also an Eligible Employee may however apply separately in the Preferential Offer in each capacity using a Members' and Customers' Application Form and an Employees' Application Form respectively; however, the aggregate of such an individual's applications must not exceed £100,000.

All applications under the Preferential Offer will be made on the terms and conditions of application set out in Part 15. If no part of an application is accepted, all money paid on application will be returned, without interest. If an application is accepted in part, the balance of the money paid on application will be returned without interest. However, amounts of less than the Preferential Offer Price of one Ordinary Share will be retained by Friends Provident plc and will not be returned.

Eligible Persons under the age of 18 wishing to apply for Ordinary Shares in the Preferential Offer will have to nominate an adult to be the designated shareholder in Friends Provident plc.

Applicants who have any questions about how to complete their Application Form should read the Share Guide accompanying their form or contact the Friends Provident Helpline, the number of which appears in Part 19. If applicants wish to hold their Ordinary Shares in certificated form rather than through the Friends Provident Share Account they should indicate this on the reverse of their Application Form. However, it is expected that most shareholders will find the Friends Provident Share Account to be the most convenient way of holding Ordinary Shares. A further discussion of the choices available is set out below under the heading "Holding and dealing in Ordinary Shares".

Institutional Offer

The Underwriters of the Institutional Offer are soliciting bids from prospective institutional investors (QIBs in the US) to acquire Ordinary Shares in the Institutional Offer. Prospective investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire either at prices specified by them or at the Offer Price eventually determined by Merrill Lynch and Friends Provident plc. This process is known as book building. Prospective investors will be required to submit bids for Ordinary Shares in the Institutional Offer by no later than 5.00 p.m. on 5 July 2001.

Certain of the Group's business partners have committed to subscribe for and/or purchase at the Offer Price, in aggregate, up to approximately £400 million of Ordinary Shares in the Institutional Offer, which will take priority over other applications in the Offers, as follows:

Eureko	5 per cent. of the issued share capital upon Admission;
Banco Comercial Português	£120 million;
Parion	£40 million; and
Schweizerische Mobiliar	£40 million.

Although the business partners' applications will be given priority in allocation in the Offers, no individual business partner will hold more than five per cent. (and collectively they will not hold more than 15 per cent.) of the issued share capital of Friends Provident plc upon Admission. For these commitments these partners will be paid a commission of two per cent. of the amount of their actual subscriptions in the Institutional Offer. Additionally the partners will not be permitted to sell the Ordinary Shares acquired for a period of 180 days from Admission, without the consent of Merrill Lynch, subject to limited exceptions. The commitments may be terminated by the business partners if the Offer Price is outside the indicative price range, or that range changes, or the Underwriting Agreement terminates, or Admission does not occur before 31 July 2001. In addition the Company has agreed to give certain limited warranties to the business partners.

2.6 Over-allotment and stabilisation

In connection with the Offers, Merrill Lynch may over-allot or effect transactions which stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, Ordinary Shares at a level which might not otherwise prevail in the open market. Such transactions may be effected on the London Stock Exchange, LIFFE, the over-the-counter market or otherwise. Such stabilisation, if commenced, may be discontinued at any time. Merrill Lynch does not intend to disclose the extent of any stabilising transactions or the amount of any long or short positions, save to the extent required by applicable law or regulation.

For the purposes of meeting over-allotments in connection with the Offers and to cover short positions resulting from stabilising transactions, Friends Provident plc will grant to Merrill Lynch, in its capacity as Global Co-ordinator, an option, exercisable until 30 days following Admission, *inter alia*, to subscribe or procure subscribers at the Offer Price for additional Ordinary Shares in respect of up to 15 per cent. of the number of Ordinary Shares to be offered for subscription in the Offers to raise new capital.

2.7 Listing, dealing and settlement

Application has been made to the UK Listing Authority for all of the Ordinary Shares to be issued pursuant to the Offers and the Demutualisation Share Allocation to be admitted to the Official List and application has been made to the London Stock Exchange for those Ordinary Shares to be admitted to trading on the London Stock Exchange. It is expected that admission to the Official List will become effective, and dealings will commence, on 9 July 2001.

Friends Provident plc will apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Settlement of dealings on the London Stock Exchange may take place within the CREST system following Admission.

Applicants in the Preferential Offer should note that dealings in the Ordinary Shares will commence prior to the despatch of Share Account Statements and share certificates. Applicants in the Preferential Offer who deal prior to the receipt of their Share Account Statements or share certificates do so at the risk of selling Ordinary Shares for which they have not received an allocation.

It is intended that Share Account Statements or, if applicable, share certificates will be posted to persons entitled thereto from 16 July 2001. Temporary documents of title will not be issued.

Qualifying Members (except Involuntary Sellers) not wishing to apply for additional Ordinary Shares in the Preferential Offer, nor wishing to sell their Demutualisation Shares immediately on Admission, may request that their Share Account Statements, or, if applicable, share certificates be sent to them prior to the commencement of dealings, provided they complete and return their Application Forms so they are received by no later than Monday 25 June 2001. Such persons will be posted Share Account Statements or share certificates, as appropriate, on or before 6 July 2001. Unless and until Admission occurs, the Share Account Statements and share certificates will be of no value.

Settlement of the issue and sale of Ordinary Shares in the Institutional Offer is intended to take place on the Settlement Date, which will be 3 Business Days after Admission.

2.8 Underwriting arrangements

Friends Provident plc, Merrill Lynch and the other Underwriters expect, on or about 6 July 2001 and prior to the announcement of the Offer Price, to enter into an underwriting agreement relating to the Offers (the "Underwriting Agreement"). The Offers are conditional upon the Underwriting Agreement being entered into and upon the conditions contained in it being satisfied. These conditions will include Admission, which is expected to occur on 9 July 2001. Under the Underwriting Agreement, the Underwriters, severally, will procure subscribers and/or purchasers for or failing which themselves subscribe for and/or purchase at the Offer Price (i) the Demutualisation Shares sold by Voluntary Sellers; (ii) the Demutualisation Shares allocated but not issued to Involuntary Sellers; and (iii) the New Shares (which will include any New Shares issued upon exercise by Merrill Lynch of the Over-allotment Option described above, which option is granted to Merrill Lynch under the Underwriting Agreement). The Underwriters' obligations do not extend to Ordinary Shares subscribed for in the Preferential Offer or by the business partners described in paragraph 2.5 above. A further description of the Underwriting Agreement is set out at paragraph 11 of Part 14 of this Prospectus.

2.9 *US securities legislation*

The Ordinary Shares described in this Prospectus have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold or delivered within the United States or to US persons (as defined in Regulation S) except pursuant to an exception from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Ordinary Shares are being offered, sold or delivered: (i) in the United States only to QIBs in transactions exempt from the registration requirements of the Securities Act; and (ii) to persons outside the United States in reliance on Regulation S under the Securities Act. Each purchaser of the Ordinary Shares pursuant to Regulation S will be deemed to have made the representations in respect of Regulation S as set out in Part 14 of this Prospectus. Each purchaser is hereby notified that the offer and sale of Ordinary Shares to it may be made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

2.10 Restrictions on dealings

As part of the Underwriting Agreement, Friends Provident plc will agree not to issue new Ordinary Shares or other equity-related instruments except pursuant to the Offers for a period of 180 days following Admission. This commitment will be subject to exceptions for issues made with the consent of Merrill Lynch and issues made pursuant to the employee share schemes described in paragraph 6 of Part 14 of this Prospectus.

In addition, the Directors will be required to sign letters that preclude the disposal of Ordinary Shares held by them, their spouses and/or their children for a period of 180 days following Admission, without the prior written consent of Merrill Lynch.

2.11 Expenses

The expenses of, and incidental to, implementation of the Flotation Proposal are estimated to be £125 million.

2.12 Holding and dealing in Ordinary Shares

Friends Provident plc shareholders, depending on their circumstances, will be able to hold their Ordinary Shares in a number of ways. The principal options available are holding Ordinary Shares through the Friends Provident Share Account or receiving a share certificate.

Ordinary Shares will automatically be held in the Friends Provident Share Account unless the share certificate box on the reverse of the relevant Application Form is completed and that form is returned by 12 noon on 3 July 2001.

It is expected that most non-institutional shareholders will find the Friends Provident Share Account to be the most convenient way of holding Ordinary Shares.

Friends Provident Share Account

This paragraph should be read in conjunction with the terms and conditions of the Friends Provident Share Account set out in Part 17 of this Prospectus. The Friends Provident Share Account will not be available to shareholders who are resident in the Republic of Ireland.

A nominee share account provides a convenient way of holding shares, which removes the need to have a share certificate which has to be kept safe and secure. In addition, individuals' names will not appear on the shareholder register, which is a public register, so their details remain confidential. Instead, the Ordinary Shares will be held on behalf of those individuals in the name of a nominee. The Friends Provident Share Account has been set up exclusively for Friends Provident plc shareholders and holds Ordinary Shares electronically in a system managed and administered by Computershare Investor Services PLC.

Persons holding Ordinary Shares in the Friends Provident Share Account:

- will have equivalent rights to those of shareholders who hold share certificates (including the right to receive the same annual financial information as is sent to shareholders who hold a share certificate);

- will receive Share Account Statements showing the number of Ordinary Shares held at least once a year;
- subject to eligibility conditions, will be able to sell Ordinary Shares or buy more Ordinary Shares through the Share Dealing Services; and
- are entitled to leave the Friends Provident Share Account at any time and obtain a share certificate instead; however there will be an administration charge (currently £10 plus VAT) for removing Ordinary Shares from the Friends Provident Share Account. This administration charge will not apply in respect of sales through the Share Dealing Services.

Share certificates

Shareholders may alternatively elect to receive a share certificate in respect of their holding of Ordinary Shares. Share certificates are valuable documents and should be looked after carefully. If a share certificate is lost, damaged or defaced a charge may be made for its replacement. Shareholders wishing to hold their Ordinary Shares in CREST will first have to obtain a share certificate before applying to have their Ordinary Shares dematerialised.

Shareholders who hold their Ordinary Shares in certificated form will, subject to certain eligibility conditions, be able to buy and sell Ordinary Shares through the Share Dealing Services described below (other than the Internet Selling Service), and through other banks, stockbrokers or other intermediaries offering share dealing facilities.

Although persons under the age of 18 may hold Ordinary Shares through the Friends Provident Share Account (other than persons resident in the Republic of Ireland) if they wish to receive a share certificate they will have to nominate an adult or corporate nominee to be placed on the shareholder register in respect of their holding of Ordinary Shares.

Share Dealing Services

Following Admission the following Share Dealing Services will be made available for Friends Provident plc shareholders and others:

- a Postal Dealing Service which will be operated by Computershare Investor Services PLC and offer persons in the Permitted Countries an easy-to-use postal share dealing service.
- a Telephone, Branch and Internet Dealing Service which will be operated by NatWest Stockbrokers Limited and offers persons in the UK only (excluding companies and trustees) an easy-to-use:
  - telephone share dealing service;
  - face-to-face, instant share dealing service at selected branches of NatWest Bank; and
  - 24 hour, secure internet-based share sale service (this service will only be available to persons whose Ordinary Shares are held in the Friends Provident Share Account).

Part 3 – The Flotation Proposal

3.1 The Flotation Proposal

Following a detailed review of each of the strategic options available, on 4 May 2000 the Board of FPLO announced its decision to recommend to Members the Flotation Proposal.

The key features of the Flotation Proposal were:

- FPLO to demutualise.
- Pursuant to the Schemes, all FPLO policies to be transferred to a new life insurance company, Friends Provident Life and Pensions Limited, to be wholly-owned by Friends Provident plc, which will be the new parent company of the Friends Provident Group.
- The Ordinary Shares of Friends Provident plc to be listed and traded on the London Stock Exchange.
- All Qualifying Persons to be entitled to an allocation of Demutualisation Shares.
- Qualifying Members (except Involuntary Sellers) to be able to choose to keep or to sell all, but not some, of their Demutualisation Shares immediately on Admission.
- Qualifying Members who are Involuntary Sellers to be allocated Demutualisation Shares, which will be offered for subscription in the Institutional Offer, and the proceeds sent to them.
- Friends Provident plc to raise approximately £1,375 million of net new capital at the time of Admission.
- Eligible Persons to have the right to apply to purchase additional Ordinary Shares on preferential terms.

The Flotation Proposal was approved by FPLO Members at the EGM held on 6 June 2001. The UK Scheme setting out the terms of transfer of FPLO's business carried on in the UK was subsequently sanctioned by the UK Court at a hearing at the High Court of Justice in London.

The Guernsey Scheme setting out the terms of transfer of FPLO's business carried on in Guernsey is anticipated to be sanctioned by the Guernsey Court during June 2001 and the transfer of FPLO's business in Guernsey is intended to become effective at the same time as the UK Scheme becomes effective. If this sanction is not obtained, such policies will become excluded policies and will not be transferred to Friends Provident Life and Pensions. The interests of any holder of such an excluded policy will be protected, with the excluded policies being the subject of a reassurance agreement between Friends Provident Life and Pensions and FPLO.

The Flotation Proposal remains conditional on:

- the UK Scheme becoming effective;
- the Ordinary Shares being admitted to the Official List;
- the Ordinary Shares being admitted to trading on the London Stock Exchange; and
- the Board being satisfied that sufficient capital will be raised pursuant to the Offers to effect the Flotation Proposal.

It is expected that Admission will become effective, and dealings will commence, on 9 July 2001, shortly after the UK Scheme has become effective.

3.2 The Demutualisation Share Allocation

Demutualisation Shares for Qualifying Members

Broadly the basis upon which the Demutualisation Shares have been allocated to Qualifying Members is as follows:

- all Qualifying Members, other than Assignees, are entitled to a single fixed allocation of 200 Demutualisation Shares, irrespective of the number of policies held; and
- all Qualifying Members, other than Assignors, with Eligible With Profits Policies are entitled to a variable allocation of Demutualisation Shares for each Eligible With Profits Policy held.

Qualifying Members should already have received a share allocation statement showing the number of Demutualisation Shares allocated to them. In aggregate, approximately 944 million Demutualisation Shares will be issued in connection with the Demutualisation Share Allocation.

Qualifying Members, other than Involuntary Sellers, must agree to become shareholders of Friends Provident plc in order to receive Demutualisation Shares. Such Qualifying Members whose completed and returned Validation Forms or Voting Forms have been received by FPLO have already agreed to become shareholders. **Any such Qualifying Members who have not done so will need to return a signed Application Form in order to agree to become shareholders and so claim their entitlement to their allocation of Demutualisation Shares.** Qualifying Members who, according to the records of FPLO, have not yet validated their entitlements to Demutualisation Shares will be notified of this on their Application Form and CASH Form.

Overseas Persons and certain others ("Involuntary Sellers")

Commercial and regulatory considerations mean that Qualifying Members who are US Persons or who do not have an address in the UK, the Channel Islands, Gibraltar, the Isle of Man or the Republic of Ireland will not be able to receive Demutualisation Shares. In addition, Qualifying Members who are Assignees and whose total allocation is fewer than 200 Demutualisation Shares will not be able to receive their allocation of Demutualisation Shares.

The Demutualisation Shares allocated but not issued to these Involuntary Sellers will be offered for subscription in the Institutional Offer so that they will receive an amount equal to the Offer Price of the Demutualisation Shares that would have been issued to them had they not been Involuntary Sellers. No deductions for expenses or other charges will be made in respect of such offering.

Sales by Occupational Pension Scheme Trustees

In most cases there will be legal restrictions on the holding of shares by Occupational Pension Scheme Trustees. Accordingly, unless such trustees indicate otherwise, Demutualisation Shares will be allocated and issued to a nominee on their behalf (in the case of Occupational Pension Scheme Trustees who have validated their entitlements by 12 noon on Tuesday 3 July 2001) or a nominee on behalf of the trustees of the Unclaimed Shares Trust (in other cases), and then sold in the Institutional Offer. The proceeds of sale of the fixed allocation of Demutualisation Shares will be sent to the Occupational Pension Scheme Trustees (without any deduction for expenses or other charges) provided that they have validated their entitlements. The proceeds of sale of the variable allocation of any Demutualisation Shares referable to former members of the occupational pension scheme will be sent to such scheme leavers (without any deduction for expenses or other charges) provided that Friends Provident plc has adequate details of their address. The proceeds of any sales by the trustees of the Unclaimed Shares Trust and proceeds referable to scheme leavers for whom Friends Provident plc does not have adequate address details will be remitted to the trustees of the Unclaimed Proceeds Trust. The proceeds of sale of the variable allocation of Demutualisation Shares, other than those referable to scheme leavers, will be applied to enhance benefits under the policies which the Occupational Pension Scheme Trustees hold as trustees (regardless of whether the Occupational Pension Scheme Trustees in question have validated their entitlements).

Unclaimed Shares

The Demutualisation Shares of Qualifying Members (except Involuntary Sellers) who have not validated their entitlements to Demutualisation Shares by 12 noon on Tuesday 3 July 2001 ("Unclaimed Shares") will be issued to a nominee on behalf of the trustees of the Unclaimed Shares Trust established to deal with such shares (the "Trustees"), to be held for the benefit of relevant Qualifying Members until the Specified Date. The terms on which such Demutualisation Shares are to be held will be set out in a trust deed to be entered into between Friends Provident plc and the Trustees. The Demutualisation Shares will not be transferred directly to, or to a nominee on behalf of, Qualifying Members until they have made a valid claim. Until then such persons will not be able to receive the Demutualisation Shares and they will not receive dividends in respect of those Demutualisation Shares or have any right to vote in respect thereof.

Qualifying Members who validly claim the Demutualisation Shares allocated to them to the satisfaction of Friends Provident plc on or before the Specified Date will receive the Demutualisation Shares from the Trustees (provided there are no regulatory restrictions on such receipt at that time). The names of the Qualifying Members (or their nominees) will be entered on the shareholder register of Friends Provident plc and they will receive a Share Account Statement or share certificate, as applicable, in respect of their allocation of Demutualisation Shares. Such Qualifying Members will also be entitled to receive all accrued dividends or other distributions paid in respect of their Demutualisation Shares since Admission up until the date of their claim, but without any interest thereon.

The transfer of the Demutualisation Shares by the Trustees, whether to the Qualifying Member or into the Friends Provident Share Account, will be free from stamp duty and/or SDRT, unless for any reason such transfer is required to be made in certificated form in which case a nominal stamp duty charge will be payable.

After the Specified Date the entitlement of Qualifying Members to claim Unclaimed Shares and accrued dividends will cease and be replaced by an entitlement, until the twelfth anniversary of Admission, to claim from Friends Provident plc an amount equal to the value of their allocation of Demutualisation Shares at the Specified Date and accrued dividends or other distributions up to that date. No interest will accrue on the amounts payable. After the Specified Date, Qualifying Members will not be entitled to the benefit of any dividends or other distributions paid or made in respect of the Unclaimed Shares.

Unclaimed Proceeds

Amounts payable to Involuntary Sellers who return a Validation Form, a Voting Form or a tear-off validation slip by 12 noon on Tuesday 3 July 2001 will be posted from 16 July 2001. Thereafter, Involuntary Sellers who make a valid claim at any time up to the Specified Date will be sent an amount equal to the value, at the Offer Price, of their allocation of Demutualisation Shares, plus interest from the date of Admission to the date of the claim, as soon as reasonably practicable after such claim is received. Until the Specified Date, all such proceeds ("Unclaimed Proceeds") will be held for the benefit of the Involuntary Sellers by the trustees of the Unclaimed Proceeds Trust established to deal with such proceeds. In general, payments will be made in sterling, but former policyholders of the Australian branch of FPLO will receive their payments in Australian dollars, converted at the rate of exchange applicable at the date of payment and subject to a deduction for the cost of such currency conversion.

After the Specified Date the entitlement of Involuntary Sellers to claim Unclaimed Proceeds and accrued interest will cease and be replaced by an entitlement, until the twelfth anniversary of Admission, to claim from Friends Provident plc an amount equal to the value of their Unclaimed Proceeds and interest from the date of Admission to the Specified Date.

Charitable foundation

In keeping with the origins of the Friends Provident Group and its commitment to charitable causes, the Board intends to establish a charitable foundation called the Friends Provident Foundation (the "Foundation") which will benefit where Unclaimed Shares and Unclaimed Proceeds remain unclaimed after the Specified Date.

Unclaimed Shares not claimed by the Specified Date will be reacquired from the Trustees of the Unclaimed Shares Trust by Friends Provident plc for nil consideration and Friends Provident plc will also become entitled to the Unclaimed Proceeds. Friends Provident plc will then donate to the Foundation an amount equal to the lesser of the aggregate value of these Unclaimed Shares and Unclaimed Proceeds and £20 million. Amounts in excess of £20 million will be retained by Friends Provident plc for its own benefit. Following the Specified Date, Friends Provident plc will make an appropriate provision in respect of potential liabilities to Qualifying Members who later claim their entitlements.

Qualifying Members may also donate their Demutualisation Shares, or the proceeds to which they are entitled (as applicable), to the Foundation if they so choose. Those Members wishing to do so should contact the Friends Provident Helpline to request the relevant donation form.

Demutualisation Shares for Qualifying Employees

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of the shareholders of Friends Provident plc. Accordingly, each employee of the Friends Provident Group in service on 6 June 2001 (except for employees of FIS and its subsidiaries and employees who have given notice to terminate their contract of employment) will be allocated 200 Demutualisation Shares. The total number of Demutualisation Shares allocated in this way will equate to approximately 0.1 per cent. of the total number of Demutualisation Shares allocated to Qualifying Members. The Directors have waived any entitlement to participate in this allocation of Demutualisation Shares in their capacity as Qualifying Employees. This allocation is in addition to any rights which Qualifying Employees may have in their capacity as Qualifying Members.

The Demutualisation Shares allocated to Qualifying Employees will be placed in the All Employee Share Ownership Plan ("AESOP") described in Part 14 of this Prospectus and will be subject to certain selling restrictions described at paragraph 6 of Part 14.

3.3 The Initial Share Sale Facility

This paragraph should be read in conjunction with the terms and conditions of the Initial Share Sale Facility set out in Part 16 of this Prospectus.

Qualifying Members (except Involuntary Sellers and Occupational Pension Scheme Trustees) may elect to have all, but not some, of their allocation of Demutualisation Shares sold at the time of Admission at the Offer Price and instead receive the proceeds of sale. **However, such Qualifying Members should be aware that if they elect to sell their Demutualisation Shares in this way on Admission through the Initial Share Sale Facility they will not be eligible to participate in the Preferential Offer (whether as an Eligible Member, an Eligible Customer or as an Eligible Employee). This restriction applies equally to Occupational Pension Scheme Trustees who sell their Demutualisation Shares on Admission.**

An administration fee of £7 will be payable for use of the Initial Share Sale Facility, which will be deducted from the proceeds of sale remitted to the relevant Qualifying Members.

Such sales, if effected, will be carried out through the Initial Share Sale Facility, which is only available to persons who:

- were allocated Demutualisation Shares in connection with the Demutualisation Share Allocation;
- are not Involuntary Sellers;
- have given instructions to sell all, but not some, of their Demutualisation Shares and have thereby given up the right to purchase additional Ordinary Shares in the Preferential Offer; and
- have given valid instructions in accordance with the terms and conditions of the Initial Share Sale Facility.

Although Friends Provident plc fully expects that it will be able to arrange the sale of all Demutualisation Shares which Qualifying Members wish to sell through the Initial Share Sale Facility and will use its best efforts to do so, there can be no guarantee of this.

Alternatively, Qualifying Members (except Involuntary Sellers) may choose to sell their Demutualisation Shares following Admission through a stockbroker or other share dealing service of their choice.

3.4 Holding and dealing in Ordinary Shares

Details of the Friends Provident Share Account and the Share Dealing Services are summarised in paragraph 12 of Part 2 of this Prospectus. The full terms and conditions of the Friends Provident Share Account are set out in Part 17 of this Prospectus. Full details of the Share Dealing Services will be sent to Friends Provident plc shareholders with their Share Account Statements or share certificates, as appropriate.

Part 4 – Risk factors

Investing in and holding the Ordinary Shares involves a degree of financial risk. Prospective purchasers of the Ordinary Shares and those Qualifying Members contemplating retaining their Demutualisation Shares should carefully review the information contained in this Prospectus and should pay particular attention to the following risks associated with an investment in the Friends Provident Group. This section addresses the risks associated with the Group's Life and Pensions business and its Asset Management business, as well as the Group generally and the Offers. If one or more of the following risks were to occur, it could have a material adverse effect on the Group's business, results of operations and/or financial condition (including its share price and dividends). The risks set out below may not be exhaustive.

4.1 Risks associated with the Life and Pensions business

4.1.1 Legal and regulatory risks

Insurance regulation

A number of subsidiaries of the Group, including Friends Provident Life and Pensions, are UK authorised insurance companies and are subject to regulation. Regulation of insurance companies is currently vested in H.M. Treasury (for prudential regulation) and the Personal Investment Authority ("PIA") (for conduct of business regulation). At present, both the Treasury and the PIA have delegated the day to day regulation and supervision of insurance companies to the Financial Services Authority ("FSA"). However, later this year, when the Financial Services and Markets Act 2000 ("FSMA") comes into effect, it is expected that all authority to regulate insurance companies will be fully vested in the FSA in its own right.

The FSA has broad regulatory powers dealing with all aspects of insurance business including, among other things, the authority to grant or revoke operating licences and to regulate marketing and sales practices, advertising, the maintenance of specified reserves and capital adequacy. The FSA is concerned primarily with the protection of policyholders rather than shareholders or general creditors. The Life and Pensions operation is also subject to regulation in Guernsey.

Insurance regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing the conduct of insurance business. Past investigations include, among other things, the process of marketing and sale of insurance policies. Whilst the Group believes it dedicates sufficient resources to its compliance programme, endeavours to respond to such inquiries in an appropriate way and takes corrective action when warranted, the Group does face the risk that the FSA or another governmental or regulatory body could find it has failed to comply with applicable regulations or has not undertaken corrective action as required. In this case, regulatory proceedings could result. The result may be a public reprimand and/or monetary fines. However, other consequences may result. Regulatory proceedings could result in adverse publicity for, or negative perceptions regarding, the Group, as well as divert management's attention from the day to day management of the business. A significant regulatory action against the Group could have a material adverse effect on its business, results of operations and/or financial condition.

UK insurance legislation

UK law regulating insurance companies governs matters with respect to such things as authorising companies to conduct business, licensing agents, the statutory valuation of assets and liabilities, regulating trade practices and restricting certain transactions between affiliates. Moreover, admissibility rules govern the quantities and types of assets that can be included in statutory valuations of life insurance companies for solvency purposes. The Group is not always able to predict the impact of future legislation or changes in existing legislation on its business, results of operations and financial condition. It may be that further changes to UK insurance law may be enacted, for instance, as a result of action taken by the FSA or by European Directives or other legislation of the European Union. Such changes could have a materially adverse effect on the Group's business, results of operations and/or financial condition.

Other legislation

From time to time, interpretation or operation of existing laws may change or new legislation may be passed, any of which could have a material adverse effect on the Group's business, results of operations and financial condition. For instance, it is expected that the FSMA will come into force in 2001. This legislation is likely to broaden the scope of the FSA's power and allow them to regulate, among other things, administrative functions (including the training of employees) and money laundering procedures. At present, the specific impact of the FSMA on the Group is being assessed. The Group cannot predict the impact of new judicial or regulatory interpretation of existing laws or future laws on the Group. New judicial or regulatory interpretation of existing laws or future laws could have a material adverse effect on the Group's business, results of operations and/or financial condition.

UK taxation law

UK taxation law includes rules governing business taxes, personal taxes, capital taxes and indirect taxes. The Group cannot accurately predict the impact of future changes in tax legislation on its business, and from time to time changes in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation may adversely impact the business, results of operations and financial condition of the Group. Further, there is specific legislation that governs the taxation of life insurance companies, changes to which might adversely affect life insurance companies. Whilst such risks may impact on the insurance sector as a whole, the impact on the Group in particular would depend upon the mix of long term business that it undertakes, and other relevant circumstances, at the time of such change.

The calculation of embedded value for the purposes of the Flotation Proposal has been based upon the provisions of the UK Scheme, which are in turn based upon current taxation law and practice. To the extent that there are future changes in the taxation of life assurance business or changes in the regulatory accounting rules upon which such taxation is currently based, the impact of taxation on the calculation of the embedded value may be adversely affected. In particular, there are indications that the Inland Revenue are currently concerned about certain of the tax consequences of demutualisations, the benefits of which have been taken into account in the calculation of embedded value.

There are also specific rules governing the taxation of policyholders. The Group cannot predict the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation (particularly if there is the withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may impact upon the future long term business, and the decisions of existing and new customers. The impact of such changes upon the Group thereafter might depend on the mix of products that it sells at the time of such change and could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.1.2 Business risks

Transition to proprietary company

As a mutual company, FPLO operated its businesses for the benefit of its policyholders. It was not necessary, prior to demutualisation, to manage the Life and Pensions business with a view to producing returns for the benefit of shareholders as well as policyholders, as will be expected following Admission. Although FPLO has conducted its operations in compliance with the Combined Code and the Turnbull Report (see "Corporate governance" in paragraph 3 of Part 6 of this Prospectus), the Group recognises that significant challenges remain, including the ability to manage London Stock Exchange and Listing Rules disclosure requirements, and to produce, to the requisite standards and on a timely basis, appropriate financial information, such as annual and interim results, value of new business, embedded value and achieved profits. Failure to manage the corporate and cultural transition from a mutual company to a proprietary company could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Financial Services Authority's product reviews

Personal pensions

In the mid-1990s, the FSA initiated an industry-wide review of the conduct of life insurance companies and IFAs in respect of advice given to customers in certain instances to purchase personal pensions, instead of participating in the occupational pension scheme offered by the customer's employer. In the

view of the FSA, there were occasions when this advice could leave customers disadvantaged in terms of their pension arrangements by comparison with their remaining in, or, as applicable, joining the occupational scheme. As a consequence the FSA has required, in certain instances, that these customers be compensated for any loss suffered as a result of this advice. The Securities and Investment Board (the predecessor of the FSA) instructed the sellers of personal pensions, including members of the Group, to identify and contact for review all affected customers. Phase I of this review was completed by the Group to the extent that substantially all offers of compensation were made by 31 December 1998. The Group's conduct of Phase II of this pensions review process is well advanced and is on course to be completed on time by 30 June 2002.

The Board believes the Group has adequate provisioning for any liabilities that may arise in the context of this review. Further, in those cases where the sale was made by an IFA, the Board believes that no legal liability resides with the Group. However, the Group must contribute to an Investors Compensation Scheme ("ICS"), an industry wide fund for the payment of compensation due to customers from IFAs which have become insolvent before such IFAs have paid to customers compensation due under this review. As the potential number of IFAs that will become insolvent is unknown, the current adequacy of the ICS is unknown and, as such, any further liability thereunder cannot be quantified.

Whilst the Board considers that the provisions it has made in respect of compensation due under the FSA's review are adequate, the identification of new cases and/or the inadequacy of the ICS could have a material adverse effect on the Group's business, results of operations and/or financial condition.

FSAVC scheme review

In 2000, the FSA initiated a similar industry-wide review of Free Standing Additional Voluntary Contributions ("FSAVC") policies sold between 1988 and 1999. This review covers customers who may have been disadvantaged by following the advice to purchase FSAVC policies rather than participating in the Additional Voluntary Contribution ("AVC") schemes run by their employers alongside their occupational pension schemes. The Group's conduct of this review is on course to be completed on time by 30 June 2002.

Based on an industry standard, the Board believes the Group has adequate provisioning for any liabilities that may arise in the context of this review, including the unlikely event that compensation is due in all cases. Further, in those cases where the sale was made by an IFA, the Board believes that no legal liability resides with the Group. However, the Group must in connection with this review contribute to the ICS which covers these cases in the same way as described under "Personal pensions" above. As the potential number of IFAs that will become insolvent is unknown, the current adequacy of the ICS is unknown and, as such, any further liability thereunder cannot be quantified.

The FSA may issue additional regulations concerning this review. Whilst the Group does not know the exact content of any forthcoming regulations, the Group anticipates that the FSA may identify additional AVC schemes which, had employees opted for the employer's subsidised AVC scheme as opposed to an FSAVC policy, may entitle the customer to compensation. Whilst the Board considers that the provisions it has made in respect of compensation due under the FSA's review are adequate, the identification of new cases, the inadequacy of the ICS and/or additional regulations calling for additional reviews could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Endowment mortgage policies review

For many years the Group has offered for sale endowment mortgage policies. These policies were designed to allow policyholders to pay during the term of a mortgage only the interest due thereon, as well as premiums on the endowment policy. Policyholders may well have expected that their policy would produce a sufficient amount of capital to pay off the mortgage in full at the end of the term of the policy. However, this was not guaranteed and the policies' terms made clear that it was possible that at the end of the mortgage term there may be a shortfall of capital needed to repay the mortgage in full, as the returns would depend on the bonuses or returns actually available.

In recent years, interest rates and inflation have decreased and, as a result, the annual bonuses paid on the With Profits Policies and the returns applicable to unit linked policies have on the whole decreased in absolute terms. Lower interest rates and inflation have created a climate of lower investment returns. Real rates of return are better now than in the 1970s or 1980s when nominal rates were high but so were

inflation rates. Consequently, since the premiums payable were calculated based on the original projections at the time of the sale of the policy (which were, in turn, based on "absolute" and not "real" rates of return), there is a risk that premiums paid and future investment returns will be inadequate to avoid a shortfall of proceeds upon maturity of the policy.

During 1999, the FSA requested that all companies that sold endowment mortgage policies, including companies within the Group, contact all endowment mortgage policyholders to make them aware of the possible impact that changing economic conditions could have on the value of their policy at maturity. FPLO, aware of how unsettling a potential shortfall may be for policyholders, contacted affected policyholders in an attempt to assist these policyholders to address the risk of potential shortfalls of the endowment mortgage policy upon maturity. Based on the reviews the Group has undertaken to date, the Board believes in many cases there is no potential shortfall under the policy and, in instances where there is a potential shortfall, there is no reason to believe that the Group is liable to pay compensation as a result of any such shortfall. However, the FSA may order further reviews, and the negative publicity associated with the imposition of such mandatory reviews (whether or not any liability arises from them), could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Product liabilities

The Group's results depend to a significant extent on whether its claims experience is consistent with the assumptions it uses in underwriting, setting the prices for products and establishing the liabilities for its obligations for future policy benefits and claims. To the extent that actual claims experience is less favourable than the underlying assumptions used in establishing such liabilities, the Group could be required to increase the provisions made for its liabilities. This could result in losses to the Group.

Due to the nature of the underlying risks, the Group cannot determine precisely the amounts that it will ultimately pay to meet such liabilities. Amounts may vary from the estimates, particularly when those payments may not occur until well into the future. The Group evaluates its liabilities annually, allowing for changes in the assumptions used to establish the liabilities, as well as for the actual policy benefits and claims experience. If the provisions originally established for future policy benefits prove inadequate, the Group would have to increase such provisions, which could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Guaranteed annuity options and other contingencies

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies sold pension contracts that contained guaranteed annuity options. This option allowed the policyholder to elect to take the lump sum payable to the policyholder upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased. As a result, in many cases the guaranteed rate applicable to these contracts is more favourable than the current annuity rate in the market.

FPLO has existing liabilities for guarantees to policyholders, which are increased by downward movements in interest rates and increasing life expectancy. In order to address this risk, an amount will be set aside for potential GAO liabilities within the With Profits Fund. FPLO has also taken certain actions to improve the profile of its gilts and fixed interest portfolio and the purchase of derivative instruments in order to mitigate the effect of future interest rate movements. A contingency amount currently estimated at £1,050 million[1] will be allocated to the With Profits Fund, of which £500 million[1] will be specifically allocated for possible GAO liabilities. The remainder of this amount will be utilised to fund bonus smoothing costs and future enhancements to asset shares, as well as additional GAO liabilities should the amounts specifically set aside for such GAO liabilities prove inadequate. Whilst the Board believes that this contingency amount of £1,050 million[1] is sufficient, there can be no assurance of this. In the event that the surplus assets within the With Profits Fund prove inadequate to meet any such shortfall, this could have a material adverse effect on the Group's business, results of operations and/or financial condition.

[1]Source: Consulting Actuaries' report set out in Part 8 of this Prospectus.

Asset/liability mismatch for With Profits products

A major portion of the Group's existing long term business comprises With Profits products. The assets backing the With Profits liabilities are invested in equities and, to a lesser extent, fixed interest securities and properties. In the event of exceptionally adverse investment market movements, the possibility exists that, despite the Group's risk management practices, the liabilities under these policies may exceed the value of the assets in the long term business fund. For this reason, life insurance companies in the UK are required to have enough capital to cover their "capital adequacy requirements": that is, the amount that will be needed to meet policyholders' liabilities under defined adverse future scenarios. One of the main factors in the calculation of the capital adequacy requirements is the "resilience" requirement. This represents an additional amount the insurer may be required to hold to cover its commitments to policyholders and is calculated with reference to prescribed changes in investment conditions.

The Group's capital adequacy requirements will be met, in the first instance, by margins from its long term business. If these prove inadequate, the requirements will be met by the shareholders' funds. In the event of a shortfall arising in the long term business fund (i.e. policyholder liabilities exceed policyholders' assets), a transfer would have to be made from the shareholders' funds to cover the shortfall. A shortfall could arise from a fall in asset values greater than could be accommodated in the long term business fund through the withholding of bonuses on With Profits policies. The position may be reached where shareholders' funds are transferred to cover With Profits Fund shortfalls or are inadequate to meet capital adequacy requirements. An inability to meet its capital adequacy requirements could lead to an intervention by the regulator and could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Operating controls

The Group is vulnerable to adverse market perception as it operates in an industry where integrity and customer trust and confidence are paramount. Whilst the Group has in place internal operating controls that it believes are sufficient, any mismanagement, fraud, failure to satisfy fiduciary responsibilities, or the negative publicity resulting from these activities or the accusation by a third party of such activities, could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Financial strength

The Group believes that financial strength is fundamental to the competitive position of life insurance companies. For life insurance companies, financial strength is commonly measured by the Free Asset Ratio. The Free Asset Ratio is the ratio of the excess of a life insurance company's assets over the combined value of the published liabilities and the required minimum solvency margin to the admissible value of the assets. The basis for calculating these reserves is determined by the Appointed Actuary on prudent assumptions and in accordance with professional guidance and the Insurance Companies Regulations 1994.

Ratings organisations periodically review the financial performance and condition of insurers, as well as their ranking, and publish this information on an annual basis. Ratings organisations assign ratings based upon several factors. Whilst most of the factors are specific to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. FPLP is likely to be assigned an AA- financial strength rating by Standard & Poors Ratings Services, and the Group's insurance financial strength rating by Moody's Investors Service, Inc. is under review and the rating could improve to A1 or Aa3. However, any rating is not a recommendation to purchase, sell or hold any particular security, including the Ordinary Shares. Such ratings do not comment as to the market price or suitability for a particular investor. There can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

Measures of financial strength are important to intermediaries (e.g. IFAs) and Policyholders, providing ongoing reassurance that benefits will be paid. Financial strength indicators show that capital is available to expand the business. Whilst the Board believes the Group's transition from a mutual company to a proprietary company will have a positive impact on its financial strength and financial ratings, there can be no assurance that it will not experience a reduction in its financial strength or financial rating. A reduction in the Group's financial strength, including a downgrade in the Group's ratings, may increase policy surrenders and withdrawals of cash values from policies, and could adversely affect its relationship

with IFAs as well as new sales. Such a reduction in the Group's financial strength or downgrade in its financial strength ratings could also adversely affect its ability to compete and thereby have a material adverse effect on its business, results of operations and/or financial condition.

Reliance on IFAs and IFA panels

Whilst the Group has in place several distribution channels for sales of its products, the Group places significant reliance on IFAs to sell its products. A principal element of this reliance involves the need to be included on IFA panels. A "best advice" panel of an IFA is a list of all products from various companies recommended by the IFA. The list is the result of research conducted by the network in which the IFA operates (or, in some cases, individually by a national or provincial IFA). The network or IFA assesses which companies are suitable for the panel by considering, among other things, the security of investment and prospect for future investment returns in light of the company offering the product, the company's past investment performance, and the company's financial strength and quality of service. The network or IFA then determines which products are suitable for a panel by considering, among other things, product features and price. A decline in the Group's performance in any of the factors considered for inclusion on a panel could result in the Group generally, or its products in particular, not being featured on such panels. Failure to appear on a panel would impede sales by the Group of a given product line to certain parties for the period of exclusion from the panel and could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Competition

The insurance industry is highly competitive. The Group competes in the UK with approximately 100 life insurance groups. In particular, five of these groups are key competitors, with each group writing more than £500 million of life and pensions API per annum at 31 December 2000. These groups, and certain other life insurers with which the Group competes, are considerably larger and are likely to have available to them greater financial and other resources.

The Group believes the primary competitive factors for life and pensions and investment products include, among other things, product price, product flexibility, net investment return after charges, innovation of product design, the name recognition of the issuing company, the availability of various distribution channels and the quality of service furnished to the customer (directly and via independent intermediaries) before and after a contract is executed. Other competitive factors include the benefits and guarantees provided to the customer and the commissions paid to selling agents by the Group. If the Group is unable or is perceived to be unable to compete effectively as to one or more of these factors, or if most of the Group's competitors are more successful or are perceived to be more successful in competing effectively as to one or more of the factors, the Group's competitive position may be adversely affected in the long term which, as a result, could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Dependence on performance of Friends Ivory & Sime plc

FIS's long term investment performance in respect of the Group's funds under management may impact the Group's future ability to sell its investment products. If FIS's long term investment performance is not competitive, the Group's investment products may become less appealing to IFAs and customers. As a result, the Group may see a decline in sales, which could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Product pricing environment

Whilst the Group feels that it is well placed to compete in the new "lower charges" environment, which is being experienced partly as a result of the introduction of the Stakeholder pensions regime, there can be no assurances that the Group will be able to sustain itself successfully on the lower margins offered in this new environment. It is possible that as a result of competitive pressures or further regulation the 1 per cent. per annum charges that now distinguish Stakeholder pensions and ISAs will appear in other products. The result will be further diminished margins in the short term and a loss of value in respect of products to the Group in the long term. Further, the Group may be unable to sustain its current level of customer service in this new environment as it attempts to balance effectively its obligations to both

customers and IFAs. If future commercial pressures or regulatory changes introduce or extend a "lower charges" environment beyond Stakeholder pensions and ISAs, this could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.1.3 Economic risks

Interest rate fluctuations

Reductions in the level of long term interest rates may adversely affect the Group's business, results of operations and/or financial condition. Under relevant UK insurance regulation, the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. As a result, a reduction in long term interest rates would increase the amount of the Group's insurance liabilities and would thereby reduce its financial strength.

The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate. Where this is the case it would be usual to attempt to back the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in future returns. Interest rate fluctuations may also have an impact on policyholder behaviour.

Interest rate fluctuations could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.2 Risks associated with the Asset Management business

4.2.1 Legal and regulatory risks

Regulatory compliance

The Group's Asset Management business is subject to regulation in the UK by IMRO, H.M. Treasury and the PIA. At present, these bodies have delegated day to day regulation and supervision to the FSA. Later this year, when FSMA comes into effect, it is expected that all authority to regulate companies in the asset management business will be fully vested in the FSA in its own right.

The FSA has broad administrative powers dealing with various aspects of the asset management business including, among others, the regulation of capital adequacy requirements and the roles and responsibilities of personnel involved in the asset management industry. FIS is also subject to regulations in the various other jurisdictions in which it operates.

Regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing the operation of an asset management business. These include investigations of, among other things, the degree and sufficiency of supervision of the business and the handling and treatment of clients. Whilst the Group believes it dedicates sufficient resources to its compliance programme, and endeavours to respond to such enquiries in an appropriate way and takes corrective action when warranted, the Group does face the risk that the FSA or another governmental or regulatory body could find it has failed to comply with applicable regulations or has not successfully undertaken corrective action. In this case, regulatory proceedings could be taken. The result could be a public reprimand and/or monetary fines. However, other consequences may result. Regulatory proceedings could result in adverse publicity to, or negative perceptions regarding, the Group and/or FIS, as well as diverting management's attention from the day to day management of the business. A significant regulatory action against FIS could have a material adverse effect on the Group's business, results of operations and/or financial condition.

UK legislation

UK law governs matters with respect to such things as authorising companies to conduct business, restricting certain transactions between affiliates and generally regulating the operation of the business. Whilst the Group believes FIS dedicates sufficient resources to its compliance programme, changes to UK law, or business practices, may be required by the FSA or other legislation. The Group cannot accurately predict the impact of such changes in the future on FIS's business. Additionally, from time to time, interpretation of existing laws may change and the introduction of new legislation may adversely affect FIS. The Group cannot predict the impact of new judicial or regulatory interpretation of existing laws or

future laws on FIS's business, results of operations and financial condition. New judicial or regulatory interpretation of existing laws or future laws could have a material adverse effect on FIS's reputation and/ or the Group's business, results of operations and/or financial condition.

UK taxation law

UK taxation law includes rules governing business taxes, personal taxes, capital taxes and indirect taxes. Changes in taxation affect investment behaviour, making investing generally, and specific kinds of investment products in particular, either more or less appealing. The Group cannot accurately predict the impact of future changes in tax legislation on FIS's business, results of operations and/or financial condition. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.2.2 Business risks

Performance history

When buying investment products or selecting an investment manager, customers consider, among other things, the historic investment performance of the product or manager. In the event that FIS does not provide satisfactory or appropriate investment returns going forward, existing customers may decide to reduce or liquidate their investment or, alternatively, transfer the mandate to another investment manager. In the event that FIS produces a prolonged period of underperformance, there may be a material adverse effect on the Group due to existing customers seeking other managers and an inability to sell new products to existing or new customers. Prolonged underperformance by FIS could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.3 Other risks associated with the Group

Litigation

The Group faces the risk of litigation in connection with both its Life and Pensions business and its Asset Management business. In general, liability for litigation is difficult to assess or quantify; recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time. Although the Group is not party to any material litigation at present, substantial legal liability in the future could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Decline in securities markets

Fluctuations and volatility in the securities markets will affect revenues for FIS, as well as the Group's sales of unit trusts and other investment products. A decline in the securities markets, failure of the securities markets to sustain levels of growth, or short term volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rate of investment, either of which could adversely affect FIS's and the Group's sales of their respective products. In addition, because the revenues of FIS are, to a large extent, based on the value of assets under management, a decline in the value of these assets would adversely affect revenues. A decline or volatility in the securities market could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Failure of information systems

The Group's ability to maintain financial controls and provide high-quality customer service to customers depends, in part, on the efficient and uninterrupted operation of its management information systems, including its computer systems. The Group's computer systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. The same is true of third-party service and software providers on which the Group depends. The Group has business interruption insurance at a level of cover designed to compensate it for reasonably foreseeable losses that may occur as a result of such events. Further, there is no assurance that systems will function as designed. Any damage to or failure of the systems could result in interruptions to the Group's financial controls and customer service. Such interruption could have a material adverse effect on the Group's business, results of operations and/or financial condition.

In the provision of customer service, the Group needs to provide secure transmission of confidential information over public networks. The Group is exposed to the risk of its security measures proving inadequate. Any inadequacies may result in a compromise or breach of the technology used by it to protect customer data. Any such compromise of its security could harm its reputation and, therefore, its business. In addition, a party that can circumvent the Group's security measures could misappropriate proprietary information or cause interruptions in its operations. The Group may need to expend significant resources to protect against security breaches or to address problems caused by breaches. The reputational effect of such security compromises could have a material adverse effect on the Group's business, results of operations and/or financial condition.

Highly skilled personnel

The Group's continued success depends on its ability to attract, motivate and retain highly skilled managers, asset managers and financial, sales, marketing, IT and customer support personnel. Competition for highly skilled personnel is intense, and the Group may be unable in the future to attract and retain these people. The Group must attract, motivate and retain productive sales representatives to sell its life and pensions products through its direct sales channel. Strong competition exists among insurance companies for sales representatives with proven ability. The Group competes with other financial services groups for such personnel, primarily on the basis of the Group's reputation, financial position, remuneration and support services. Similarly FIS competes with other asset management companies for highly skilled personnel on the same basis. Failure to attract, motivate or retain highly skilled employees may result in costs to the Group in respect of, among other things, retraining, loss of product and procedural know-how, inability to staff projects, and the inability to meet long term objectives. In the event that FIS loses one of its key asset managers, there exists the possibility that it may also lose certain asset management mandates. The inability to attract and retain highly skilled personnel could have a material adverse effect on the Group's business, results of operations and/or financial condition.

4.4 Risks associated with the Offers

Market for and price of the Ordinary Shares; share price volatility

The Offer Price and the Preferential Offer Price of the Ordinary Shares may not be indicative of the market price of the shares after the Offers. The Offer Price and the Preferential Offer Price of the Ordinary Shares will be determined by numerous factors and negotiations between Friends Provident plc and its investment banking adviser. Factors such as variations in actual or anticipated operating results, changes in or failure to meet earnings estimates, market conditions in the financial services and insurance industries, regulatory actions and general economic and stock market conditions, among other things, may have a significant effect on the market price of the Ordinary Shares. Accordingly, the market price of the Ordinary Shares may decline below the Offer Price and the Preferential Offer Price.

Prior to the Offers, there has been no public market for the Ordinary Shares. The Ordinary Shares will be listed on the Official List and traded on the London Stock Exchange. However, there can be no assurance that an active trading market for the Ordinary Shares will develop or continue after the Offers, which might adversely affect their trading price.

The market price of the Ordinary Shares may be highly volatile for a number of reasons, including variances in the Group's financial results, competition, broad market fluctuations, sales of Ordinary Shares in the open market, and fluctuations in market perceptions regarding the insurance industry.

Dividend payments

The ability of the Group to pay dividends on the Ordinary Shares is dependent upon the availability of distributable reserves of Friends Provident plc. The Group's ability to declare dividends may be restricted to protect the security of Policyholders, as applicable UK legislation prohibits the payment of dividends by any life insurance company, and any parent company of a life insurance company, at any time when the value of the assets of a life insurance company attributable to its long term business fund does not exceed the value of the liabilities of the long term business fund, in each case as valued in accordance with the relevant valuation regulations.

English law governance

Friends Provident plc is a public limited company incorporated under the laws of England and Wales. The rights of shareholders are governed by English law and by its Memorandum and Articles of Association as interpreted thereunder. These rights differ from the typical rights of shareholders in US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring actions on behalf of a company. Generally, under English law, only the company can be the proper plaintiff in proceedings in respect of wrongful acts committed against it.

Classification as Passive Foreign Investment Company

If at any time Friends Provident plc were to be classified as a passive foreign investment company ("PFIC") for US tax purposes, US Holders might be subject to adverse US tax consequences such that a US Holder who receives dividends or other distributions from Friends Provident plc or sells Ordinary Shares might have to pay US taxes that are higher than would be required if Friends Provident plc were not a PFIC.

Friends Provident plc could be classified as a PFIC for any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75 per cent. of its gross income is passive income or (ii) at least 50 per cent. of the average value of its assets is attributable to assets that produce or are held to produce passive income. For this purpose, passive income generally includes interest, dividends, rents and royalties, and gains from the sale of assets that produce these types of income, but generally does not include any income derived from the active conduct of an insurance business by a company that is predominantly engaged in an insurance business, except to the extent the income is attributable to financial reserves in excess of the reasonable needs of the insurance business. No regulations have been issued to implement the exception of insurance business income from passive income treatment for PFIC purposes. As a result, substantial uncertainty exists with respect to the application of various aspects of the PFIC rules to insurance companies.

Although Friends Provident plc believes that it is not a PFIC and that it will not become a PFIC after implementation of the Flotation Proposal, the determination of whether Friends Provident plc is a PFIC will be based in part upon the composition of its income and assets from time to time, upon the fair market value of its shares from time to time, and upon the uncertain application of aspects of the PFIC rules to insurance companies. As such, no assurance can be given that Friends Provident plc is not or will not become a PFIC.

5.1 Introduction

From its origins in 1832 the Friends Provident Group has become one of the UK's leading life and pensions and asset management groups with more than 2.6 million individual customers. Over the five years to 31 December 2000 the Group has delivered compound annual growth in new business API of 28 per cent. through both organic growth and acquisition. During the same period, the compound annual growth rate of assets under management was 21 per cent.

The Friends Provident Group has two core businesses, Life and Pensions and Asset Management.

The Life and Pensions business operates primarily in the UK and selected international markets, the latter serviced through its branch in Guernsey. It is one of the top ten life and pensions providers in the UK, with annualised new business premium income in 2000 of £352 million, giving it a market share of approximately 4.0 per cent. This market share has grown from 2.1 per cent. over the last five years, through both organic growth and acquisition. The Life and Pensions business distributes a comprehensive range of pension, protection, annuity and savings products to both corporate and individual clients.

The Asset Management business is undertaken through FIS, a 67 per cent. publicly listed subsidiary of the Group. As at 31 December 2000 FIS had approximately £37 billion of funds under management, including £7 billion of assets managed for external third party customers. FIS was created by the merger of the asset management business of FPLO with Ivory and Sime plc in February 1998. Since then, it has increased its annual revenues by 65 per cent. to £75 million and generated a total shareholder return for the Friends Provident Group of 132 per cent. as at 31 December 2000. FIS provides a wide range of investment services for institutional, corporate and retail clients. These services are provided either direct or through a range of funds which include pooled pension funds, investment trusts and unit trusts. In March 2001 the unit trust operations of the Group were transferred from the Life and Pensions business to FIS.

The Group's focus is on the UK as its core market but it is committed to developing relationships with IFAs who have international clientele. In addition, it has pursued a limited strategy of international development. As part of this strategy, the Group has a 3.5 per cent. shareholding in Eureko Holdings B.V. and an 11 per cent. shareholding in European Alliance Partners Company B.V. which brings with it relationships with an alliance of European financial services providers. Through this, the Group has developed close relationships with a number of business partners who will be participating in the Institutional Offer (as described under the heading "Institutional Offer" in paragraph 5 of Part 2 of this Prospectus).

5.2 Background

The financial services industry in the UK is entering a new phase of development illustrated by: industry consolidation to achieve scale in both the local and global markets; growing focus on providing investment services to the "mass affluent"; the increase in multi-product offerings from competing providers; the competitive pressure to reduce product charges to consumers; and the focus on building technologically advanced service platforms to support and enhance client service and distribution.

At the same time the Directors believe the opportunities for the industry are positive, with greater wealth and savings and a consequent increased demand for financial and investment products and services. Also government policy continues to aim at influencing individuals to take responsibility for their own financial well-being, demonstrated by the recent introduction of low-cost, quality-assured Stakeholder pensions and continued support for ISAs.

The Directors believe that the Friends Provident Group is already well positioned as one of the leading life and pensions and asset management groups in the UK with a record of strong growth. Furthermore, the Directors believe the Flotation Proposal, with the benefit of new capital to improve its financial strength, will enhance the Group's prospects for sustained growth in the future.

5.3 Key Strengths

The Board believes that the key strengths of the Friends Provident Group are as follows:

Strong market position and a comprehensive product offering – The Group is recognised as a leading provider of a broad range of sophisticated life and pensions products. Its product range is well known for its breadth, quality and design. In the Planned Savings Product and Service Excellence Awards 2000 the Group won in three important categories: Income Protection (for the seventh consecutive year); Stakeholder Pensions; and Ethical Investment.

Established position in Stakeholder Style and group pension products – The Group identified new trends in the pensions market in 1998 and took an early decision to position itself as a leading provider of both group defined contribution and individual pension products. It has extended its systems and product mix effectively over the last 2 years, leading to a well recognised market position in Stakeholder Style products. In particular, the Board believes the Group has one of the most efficient pension administration platforms available, which delivers fully automated processing by linking employers' payroll functions with the Group's IT systems over secure internet links.

Market leading technology platform – The Group has invested significantly in the development of its systems and has a history of being at the forefront of technology application in the insurance industry. All of the main Life and Pensions product lines are managed on the one system, which avoids the problems of integration and divergence suffered by some network systems. The Board considers that this track record of systems development gives the Group a strong base for future improvements and an advantage over its competitors. Although ongoing investment will be required to maintain this leading capability, the need for investment should be tempered by the well established systems already in place.

Well developed multi-channel distribution network – The Group has a strong position in the IFA market, complemented by its other distribution channels – principally tied agents, a direct sales force, international brokers, tele sales and electronic channels. This multi-channel distribution approach has contributed to the Group's success and provides flexibility to align distribution to meet the future needs of its core markets and to adapt to any regulatory changes in this area.

Financial strength following capital raising – Standard & Poor's Ratings Services has stated publicly that it expects implementation of the Flotation Proposal will significantly improve the Group's capitalisation and financial flexibility and considers it highly likely that FPLP, the new life insurance company, will be assigned a rating of AA-. Moody's Investors Service, Inc. has placed the Group's insurance financial strength rating under review and has stated publicy that it believes the rating could improve to A1 or Aa3. This reflects the benefits which Moody's believes are brought by the Flotation Proposal and the continued improvements to the Group's market position.

Well established Asset Management business with a distinct investment process – The Asset Management business has established itself as a multi-product service manager with a distinctive growth-based investment process offered across all major markets. Offering its products and services in a flexible and integrated way has allowed the business to promote successfully its investment skills. It has also established a reputation for performance and service in high margin specialist product offerings, such as investment trusts and venture capital trusts. The Asset Management business, conducted through FIS, has a separate listing on the London Stock Exchange which the Board considers to be beneficial to this business by virtue of the operating independence, transparency and public accountability required of a listed company.

Major presence in ethical and socially responsible investments – With approximately 33 per cent. of total funds under management in the UK retail market for socially responsible investment ("SRI"), the Group is the leading participant in this growing sector. The Group has led this market since the launch in 1984 of "Stewardship", the first, and still the largest, ethical retail fund in the UK. The Group's most recent development is a Responsible Engagement Overlay ("**reo**®") approach. The majority of equities managed on behalf of clients of FIS are subject to this innovative approach to ethical investment, which is now being marketed as a stand-alone product.

Proven management team with established track record – The majority of the existing executive management team has been in place for more than 5 years and has been committed to developing and implementing the Group's strategy over that time. The Board, both executive and non-executive, has a complementary

mix of skills, including broad experience within publicly listed companies. In addition, the Group has a proven track record of successfully integrating acquisitions that have contributed to the implementation of its strategy and brought key individuals into the management team.

5.4 Strategy

The Group's aim is to build on its position as one of the leading life and pensions and asset management groups in the UK with an emphasis on high quality service to customers and optimising returns for shareholders. In the UK retail market, the Group sees two primary growth sectors, pensions and discretionary investment (such as unit trusts and ISAs). The Group's two complementary core businesses, Life and Pensions and Asset Management, are focused on developing these sectors. The components of the Group's strategy are:

- to grow its share of the life and pensions market in a focused and profitable manner;
- to build on its established position in group defined contribution and Stakeholder Style pensions, targeting a top 5 market position in new pensions business;
- to apply technology and e-commerce to enhance distribution, improve service and reduce costs;
- to enhance its multi-channel distribution network with continued focus on IFAs;
- to strengthen further its investment capability and develop FIS into a leading retail asset management business; and
- to grow organically and pursue acquisition opportunities where they will enhance shareholder value and are consistent with the Group's strategy.

5.5 Business development and organisation

FPLO was established as a friendly society in 1832 by members of the Religious Society of Friends (the Quakers). It is now incorporated, regulated and managed under the Friends' Provident Life Office Act 1975. From Admission, Friends Provident plc will be the new parent company of the Group. Operationally the Group will continue to be organised into two core businesses, Life and Pensions (predominantly undertaken by FPLP) and Asset Management (undertaken by FIS, a 67 per cent. owned publicly listed subsidiary).

The Board believes that the key events set out below outline the Group's strategic development and recent achievements.

In 1994, the Group made the strategic decision to focus on two core product areas: Life and Pensions and Asset Management. The directors of FPLO recognised the importance of having externally market tested investment services and established its Asset Management business as a stand alone business unit. In February 1998 the Group merged its Asset Management business with Ivory & Sime plc to create FIS, a publicly listed subsidiary. As part of the continued focus to develop the Group's retail Asset Management business the Board concluded that it would be beneficial to transfer the unit trust operations and the managed pension funds of the Life and Pensions business to FIS. This was implemented in March 2001.

Within the Life and Pensions business, it was decided in early 1998 that the Group would focus on and develop its pensions products. Recognising that the Group's skills in this field could be enhanced with an appropriate acquisition, the Group acquired London and Manchester Group plc in September 1998. London and Manchester not only brought complementary skills to the Group's existing pensions business, but also provided certain key members of the current management team. In August of the same year, the Group launched its first Stakeholder Style pensions product. In May 2000, the Group was awarded the British Computer Society's Information Systems Management Award for its Stakeholder platform.

Following a review of the Group's position, the Board concluded in May 2000 that the future development of the Group would be best served if the Group were to demutualise and obtain a listing on the London Stock Exchange. Its intention to recommend this to Members of FPLO was announced on 4 May 2000. The Members of FPLO voted to approve the Flotation Proposal on 6 June 2001.

5.6 Life and Pensions business

5.6.1 Overview

The UK pensions market in 2000 was dominated by the anticipation of Stakeholder pensions. In the Directors' view, the slowing of API growth in the pensions market was largely due to customers awaiting the introduction of this product from April 2001. The Board expects to see a recovery in premium growth later this year, and believes that only a limited number of companies are well placed to concentrate on pensions provision within the new Stakeholder regime.

By October 2001, employers with five or more qualifying employees will be required to provide access for those employees to a Stakeholder pension scheme, unless they already offer a suitable company pension scheme. During 1999 and 2000 there was an increasing emphasis on Stakeholder Style pensions, i.e. pensions which, although not registered Stakeholder contracts, had charges broadly in line with those outlined by the Government for registered Stakeholder products. Stakeholder pensions, and the lower charging expectations which their introduction has generated, have added to the downward pressure on charges for other product lines. The Board believes that, in this environment, success in the life and pensions business will depend on the ability to generate high business volumes, utilise technology effectively, and manage a strong multi-channel distribution strategy.

The key products driving growth in the UK life insurance market have changed considerably in recent years. Single premium With Profits bonds have been particularly successful and these products are expected to continue to be a source of profitable new business, as they remain a lower risk alternative for customers to equity-linked unit trusts. The market for post-retirement products has been affected in recent years by the impact of low interest rates on annuity purchases. Such reduced rates have led consumers to look for other sources of realising pension fund income and life insurance companies have reacted by adapting and extending their product offerings in this sector accordingly.

The market for mortgage endowments for house purchases fell sharply in 2000 following recognition that such products may not be appropriately competitive in a low interest rate environment. A review by the FSA has not identified the existence of industry-wide mis-selling, but consumers have switched product allegiance and are using alternative products such as repayment and ISA mortgages. As an indirect result, sales of other life protection products, particularly income protection, have risen.

The table below shows the growth in total UK industry life and pensions new business API written from 1996 to 2000 (inclusive):

	Total Life (£m)	*Total Pensions* (£m)
1996	2,698	3,317
1997	2,836	3,792
1998	3,388	4,207
1999	4,034	4,351
2000	3,829	4,429
Compound annual growth rate 1996-2000	9.10 per cent.	7.50 per cent.

Source: Association of British Insurers Insurance Trends

The dominant channel for the distribution of life and pensions products is IFAs, which accounts for over 50 per cent. of all products sold. However, a number of life and pensions businesses have developed multi-channel distribution strategies in order to gain access to as wide a customer base as possible, utilising IFA channels and/or direct sales forces complemented, in some cases, by strategic partnerships with banks, building societies and affinity groups. The current polarisation rules are under review. Whilst a change to the rules may impact upon the role of the IFA by permitting the introduction of multi-tied agents, advice-led sales are expected to continue to dominate the long term insurance and investment market.

5.6.2 Position in market

Over the last five years, the Group has delivered a compound annual growth rate in new business API of 28 per cent., which has been achieved by a mixture of organic growth and acquisition. New business API for the Life and Pensions business fell by 8 per cent. in 2000 to £352 million (1999, £384 million) which the Directors attribute to a decline in "carpetbagging" (buying policies before 4 May 2000 to acquire membership rights in anticipation of demutualisation), a reduction in mortgage endowment policies and increasingly competitive market conditions. Market share has risen from 2.1 per cent. in 1996 to 4.0 per cent. in 2000 (source: Association of British Insurers).

The table below shows Life and Pensions gross new business premiums, including API, by class of business for the year ended 31 December 2000:

	Annualised Periodic Premiums	*Single Premiums*	*Annualised Premium Income*[1]
	£m	£m	£m
Life			
Mortgage endowments	13	—	13
Protection	20	1	20
Savings and investment	31	606	91
	64	607	124
Pensions			
Immediate annuities	—	549	55
Other individual	32	368	69
Other group	81	139	95
	113	1,056	219
Permanent health insurance	9	—	9
Total	186	1,663	352

1 Life and Pensions new business API represents annualised periodic premiums plus 10 per cent. of single premiums. This excludes unit trust sales which contributed £33 million in 2000 (£6 million periodic sales, £268 million single sales) and managed pension funds which contributed £25 million in 2000 (£247 million in single premiums).

Life

In 2000, life business accounted for 35 per cent. of total API, down from 52 per cent. the previous year, in line with the Group's strategy to focus on pensions. Against the background of a general fall in the popularity of mortgage endowments, API from this non-core product fell by 67 per cent. to £13 million. However, this was partly offset by a 186 per cent. increase in protection business to £20 million API, influenced by the Group's competitive pricing.

Savings and investment business fell by 41 per cent. to £91 million API due to the loss of "carpetbagging" business and competitive pricing pressures. These remain core product areas for the future.

Pensions

In 2000, pensions accounted for 62 per cent. of total new business API and increased by 25 per cent. to £219 million.

The volume of group pensions business also grew substantially from 1998 to 2000 as the Group increased its market share in group personal pensions. The Board believes this growth was as a result of its decision to focus on the Stakeholder Style market with its "New Generation" group personal pensions, which will continue to be a cornerstone of the Group's strategy.

In the run up to the commencement of Stakeholder pensions in April 2001, in excess of 1,300 Stakeholder Style pension schemes for employers and affinity groups have been established.

5.6.3 Products

Life products

Protection

A range of protection products is offered including term assurance and flexible whole-life plans, providing protection in the event of death, critical illness and disability. A comprehensive range of income protection plans is also offered, including the Group's award-winning individual income protection plan.

In March 2001 "Select Protection", a menu style protection plan was launched in response to growing demand from IFAs for this type of product. The plan brings together term assurance, critical illness benefit and income protection under one umbrella, helping to simplify the sale of multiple protection benefits.

Savings and Investment

The main single premium products are the With Profits bond, the income distribution bond and the capital investment bond which offers access to a range of unit linked funds.

A new investment bond, incorporating the With Profits bond and capital investment bond, is planned for September 2001. The new product will include several new funds and a new charging structure.

A range of regular premium savings products is offered, giving access to various unit linked funds and unitised With Profits funds. The Group's Versatile Investment Plan is structured as a qualifying life product offering some life insurance whilst the Flexible Investment Plan and the Flexible Savings Plan are more flexible non-qualifying plans.

Mortgage endowments

The Homebuyer Mortgage Plan is a mortgage endowment offering a traditional style of endowment for mortgage repayment purposes.

Pensions products

Market leading pensions systems have been developed for Stakeholder, Stakeholder Style and other pensions under the brand name of "New Generation". FPLO, through its Life and Pensions business, was the first company in the market to provide a Stakeholder Style pension scheme, launched to the Amalgamated Engineering and Electrical Union in August 1998, based upon this market-leading technology. The focus of these products is to use technology to enhance services and reduce administration costs so as to compete effectively in the one per cent. per annum charging environment.

Annuities and post-retirement

The Life and Pensions business is a major writer of pension annuities, attracting funds moving from other life insurance companies and also retaining a majority of its own maturing pension monies.

An alternative to a traditional annuity is also offered in the form of a self-invested personal pension. This plan gives the option to set up a drawdown account or to defer the purchase of an annuity. This product allows the business to participate effectively in the expanding post-retirement investment market.

A With Profits annuity product is planned for launch at the end of 2001, which will offer another alternative to the traditional annuity.

Group pensions

A range of defined contribution corporate pension products is provided, including an Executive Pension Plan and the "New Generation" group products. These include "New Generation Stakeholder" and the Stakeholder Style products, the "New Generation" group personal pension plan, the group additional voluntary contribution plan and the group money purchase plan.

Over 1,300 "New Generation" group pension schemes have already been signed. The key drivers of the Group's success in this market are its market-leading systems, which help to provide efficient administration and enhanced service to IFAs and scheme members, and its expertise in the corporate pensions market.

Personal pensions

The personal pension plan is available to the self employed and to employees not covered by a company pension plan. The Life and Pensions business provides a choice of schemes to suit the differing needs of its customers.

A Stakeholder Style "New Generation Personal Pension Plan" was introduced in the run up to the introduction of Stakeholder pensions. This personal pension provides additional features, not allowed under the Stakeholder registration criteria.

On 6 April 2001 a registered Stakeholder pension, "New Generation Stakeholder" was launched for individuals.

Overseas Life Assurance Business

A range of periodic premium savings and single premium investment products is offered through the Guernsey branch and promoted by the international distribution channel. The periodic premium savings products provide access to a selection of unit linked funds and the unitised With Profits fund. Two single premium investment products are offered: the International Investment Bond and the International With Profits Bond. The International Investment Bond also offers access to a variety of unit linked funds and the unitised With Profits fund. The International With Profits Bond is invested in the unitised With Profits fund and offers a guaranteed first year bonus. In addition, the Guernsey International Pension is offered through the Guernsey branch. This is a flexible long term savings contract offering a choice of periodic or single contributions. A range of overseas life assurance protection products including life term assurance and critical illness protection is also offered.

5.6.4 Distribution channels

Until March 2001, products and services were distributed through four channels. Since then, a new e-commerce channel has been launched. The table below shows the percentage of new Life and Pensions business API for each distribution channel for the 3 years ended 31 December 2000:

	1998	1999	2000
	%	%	%
IFAs	64	67	69
Direct Business Operations	26	21	19
International (IFA)	8	9	9
Telesales and Direct Marketing	2	3	3

Independent Financial Advisers ("IFAs")

This is the largest distribution channel of the Life and Pensions business. Business is derived from the whole spectrum of IFAs; for example, fee charging organisations (including consulting actuaries), networks and national and local IFAs. This channel is serviced by approximately 140 sales consultants, operating out of 11 area offices around the UK, a telesales unit with around 27 sales consultants selling to IFAs producing lower volumes and e-based product sales through various dedicated portals. A separate sales team focuses on the networks and national IFAs, aimed at ensuring that the Group's products are on their panels.

The business is well placed to capitalise on its relationships with IFAs and its strong pensions brand affinity. A key focus will be to improve the level of service provided to this channel which, among other initiatives, will involve IFAs being given real-time secure access to product and customer information and administration support via dedicated websites.

Telesales and business-to-business e-commerce are becoming more important in the support of this channel, particularly in order to allow electronic processing of policy applications.

Direct Business Operations

Direct Business Operations ("DBO") continues to play an important role in enhancing the Group's brand and recognition of its products. It has won several awards in the last five years, most recently the Financial Adviser Award for the "Most Admired Direct Sales Force" in 2000.

The elements of Direct Business Operations are:

Direct Sales Force

This is an employed sales force of approximately 500 advisers operating from 18 branch offices throughout the UK. They sell the full range of the Group's savings, investment and protection products and provide a face to face financial planning and advisory service to new clients and to existing clients who have no IFA.

As part of a process of continuous productivity improvement, infrastructure changes are being implemented as part of a wide ranging customer marketing programme. This will allow the business not only to compete in a low cost environment but also to continue to enhance the level of services offered to clients.

Pensions Solutions Direct

This is a separate sales team of about 20 sales staff which focuses on selling Stakeholder and Stakeholder Style pensions direct to small and medium-sized companies.

Appointed Representatives

This business is provided by approximately 220 tied agents with around 400 authorised sales consultants operating across the UK. In addition, the Group's estate agency business, which will be owned by the With Profits Fund, acts as an introducer. Appointed Representatives run their own independent businesses and are trained to sell the full range of the Group's products on an exclusive basis. They are supported in the field by consultants who have the responsibility to help them develop their business and to ensure that proper standards of care and compliance are achieved.

International

The international business operation markets a wide range of products through IFAs to UK expatriates and overseas customers. The division is supported by 10 consultants who provide product and technical information in the field and help IFAs to write business. Expansion into new territories is undertaken where market conditions and prospects allow profitable penetration and manageable risk.

Telesales and Direct Marketing

Telesales activities are provided by approximately 30 employees divided into two teams. One team is authorised to give product information; the other team includes fully trained financial advisers who can give advice to callers. Calls may arise in response to advertising, direct mail or as a result of servicing transactions.

Direct Marketing is used to promote products to existing customers and to prospective new customers in affinity groups. This team manages around 300 campaigns and seminar mailings a year. Direct Marketing also supports the other direct UK sales channels by the provision of introductions to salespeople.

e-commerce

The e-commerce team was originally focused on developing solutions for selling Stakeholder pensions profitably within a 1 per cent. per annum charging environment. It has now moved to selling a limited range of products (e-bond and e-term assurance) via e-brokers. Processes (including underwriting) for the sale of both products are fully automated following the input of the necessary information by the customer. Direct sales to consumers are expected to commence in June 2001, featuring a limited range of products, such as Stakeholder pensions, e-bond and e-term assurance; and some servicing capability, for example, change of address and policy increments. The Board believes that e-commerce activities are important in extending the Group's capabilities.

5.6.5 Information Technology

Technology has been a core strength of the Group for more than 20 years. Its systems were designed from the outset to be highly flexible and adaptable. The Board believes that this approach has given the business an advantage over its competitors in automated processing, a vital element in a low charges environment. The Group is able to scale-up the systems efficiently to match anticipated increases in business volumes. All of the main Life and Pensions product lines are managed on the one system, which avoids the problems of integration and divergence suffered by network systems. For example, the Life and Pensions

business has been able to link the system's automated workflow manager to the internet so that web-based users, with appropriate authority, can directly action relevant transactions for Stakeholder pensions business. This underlying technology is now being extended to life products where it will reduce future operating costs, lead to service enhancements and facilitate the development of e-commerce business.

In 2000, the technology underlying Stakeholder pensions business earned the Group the British Computer Society's Information Systems Management Award. The IT strategies and the IT strategy process were compared against the best practice framework of the Gartner Group and were placed in the top quartile of companies. The IT Development department takes part in the IBM Software Development Rating annually and in 2000 they were placed 11th out of 104 insurance companies worldwide.

The systems and data are protected by security measures including firewalls and intrusion detection, access control and anti-virus software. These have been tested externally.

5.6.6 Principal current business risk management issues

Guaranteed Annuity Options and other contingencies

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies sold pension contracts that contained guaranteed annuity options. This option allowed the policyholder to elect to take the lump sum payable to the policyholder upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased. As a result, in many cases the guaranteed rate applicable to these contracts is more favourable than the current annuity rate in the market.

Although FPLO no longer writes any new business involving GAOs, it has existing liabilities for guarantees to policyholders, which are increased by downward movements in interest rates and increasing life expectancy. In order to address this risk, reserves will be set aside for potential GAO liabilities in the With Profits Fund. FPLO has also taken certain actions to improve the profile of its gilts and fixed interest portfolio and the purchase of derivative instruments in order to mitigate the effect of future interest rate movements. A contingency amount currently estimated at £1,050 million[1] will be allocated to the With Profits Fund, of which £500 million[1] will be specifically allocated for possible GAO liabilities. The remainder of this amount will be utilised to fund bonus smoothing costs and future enhancements to asset shares, as well as additional GAO liabilities should the amounts specifically set aside for such GAO liabilities prove inadequate. Whilst the Board believes that this contingency amount of £1,050 million[1] is sufficient, there can be no assurance of this. Other than in exceptional circumstances, any cost excess above this contingency amount of £1,050 million will continue to be borne by the With Profits Fund.

[1]Source: Consulting Actuaries' report set out in Part 8 of this Prospectus

Mortgage Endowment Review

During 2000, the Financial Services Authority requested all life insurance companies to write to their endowment mortgage policyholders to make them aware of the possible impact that changing economic conditions could have on the value of their policy at maturity.

The Board recognises that a potential shortfall in maturity proceeds is unsettling for policyholders and a dedicated helpline was set up to deal with any enquiries that might arise. In addition, the Group is committed to keeping policyholders informed of the progress of their policies, and from the summer of 2001, policyholders will be contacted on each policy anniversary.

The Board do not consider that the above will have any material adverse financial impact on the Group.

5.7 Asset Management business

5.7.1 Market overview

The UK is the largest asset management centre in Europe and includes asset management subsidiaries of major international banks and insurance companies, as well as independent asset managers.

The developing culture of investing in equities in the UK, demonstrated by the fact that the number of people investing in shares has risen by 317 per cent. since 1979, has led to a boom in the retail investment market. In particular, 1999 and 2000 saw substantial growth in investment trusts, unit trusts

and ISAs, with consumers becoming increasingly financially aware and searching for higher returns. Sales have been impacted by the volatility of equity markets in the past nine months, but the Board believes this market segment has significant long term growth prospects. Brand building by asset managers is the current trend in marketing products and services to the expanding number of sophisticated persons attracted to discretionary investment products (the "mass affluent" sector).

The use of third party asset managers has been a significant development in the relatively mature but substantial institutional market. Institutions now have much more information on the investment performance and processes of their asset manager and are also increasingly placing parts of their funds with specialist managers. Accordingly they are interested in both superior investment performance and the quality and range of products offered. This greater awareness of the different choices available and, in particular, the success of passive asset managers, has altered the market position of traditional large balanced asset managers and increased the opportunities for the independent specialist asset manager.

5.7.2 Introduction to the Asset Management business

The Asset Management business is undertaken by FIS, a 67 per cent. publicly listed subsidiary of the Group. Since the merger of Ivory & Sime plc and the asset management business of FPLO it has grown significantly, with assets under management increasing from £23.7 billion at 28 February 1998 to £37.4 billion at 31 December 2000. This growth has recently been reflected in the increase in FIS's market capitalisation which led to it becoming a constituent of the FTSE 250 and FTSE All Share indices from March 2001.

The Group considers that, by virtue of its separate listing, FIS benefits in terms of its profile in the asset management sector. This provides the independence, transparency and public accountability required of a listed company.

Investment performance, business management and quality of service are all now market tested, providing confidence in FIS's asset management process. This in turn enables FIS to attract new business (including third party mandates) thereby enhancing financial returns. Equally, the relationship with the Group benefits FIS by making available to it a range of distribution channels and resources in order to further develop its business.

5.7.3 Product offerings

In addition to providing clients with a clearly defined growth style investment product across all major markets, FIS also has a number of specialist product offerings to both the institutional and the retail market.

FIS has specialist investment teams covering the AIM market, the investment trust sector, private equity, fixed interest, property and undervalued assets. The product range includes limited partnerships, venture capital trusts, investment trusts and pooled and segregated pension fund products. A number of these specialist areas are currently demonstrating good growth potential as well as offering premium fee levels; as such, they are seen as attractive markets in which to participate and are areas in which the board of FIS believes it can grow its share of the market.

In the institutional market, which is dominated by investment consultants, FIS has focused on providing its well defined, growth style investment product to UK pension funds, either on a segregated basis or through its pooled managed pension fund offerings. In both these areas, it believes there is scope to increase its share of the UK market. In this context, it has developed an innovative product offering, a Responsible Engagement Overlay, **reo**®, which has been adopted in respect of £21.1 billion of the funds it manages. **reo**® seeks to encourage companies in which the clients invest to move towards adopting better practices on the management of a range of environmental, ethical and social issues. Since **reo**® has been offered as a stand-alone product, there has been considerable interest in this service and FIS believes that it will be of particular interest to the European pension sector. FIS has already secured agreement with PGGM, the Dutch health workers' pension fund and the second largest pension fund in Europe, to supply **reo**® as a stand-alone product. Active promotion of this product is planned to major institutions in the coming months.

In addition to managing £23.8 billion of equities, FIS has a property asset management business (managing £1.9 billion of direct property) and a fixed interest business (managing £10.1 billion of corporate and government debt).

In relation to the retail market, FIS had, until recently, focused on specialist products, including venture capital trusts (an area where it is a leading manager in the UK market) and a range of investment trusts and related products ranging from income growth in the UK through to capital growth from Pacific rim equity investment. More recently, it has, through a range of unit trusts and ISAs, started to address on a wider scale the mainstream retail market, tailoring its products and services to meet the requirements of this sector which has good potential for growth. This will be achieved by restructuring its existing range of unit trusts and other open-ended vehicles to meet the needs of both the mass market and the more specialist and sophisticated retail investor and, where appropriate, by providing suitable tax-efficient vehicles. Part of this process will involve building the brand recognition of FIS as a provider of retail products to the mainstream retail market.

5.7.4 Distribution

Following the transfer of the unit trust business of the Life and Pensions business to FIS in March 2001, FIS distributes its products to both the institutional and the retail markets through specialist teams.

Consultants represent the principal entry point to the institutional market. During the year to 31 December 2000, FIS had significant success in terms of its services being recommended by many of the leading investment consultants who act as intermediaries to the UK pension fund industry. This resulted in new business of £394 million[1] which FIS believes should lead to further business gains in a very competitive market.

Retail distribution is split between the two core businesses, with FIS concentrating on that sector of the IFA market which typically advises sophisticated investors or high net worth individuals seeking investment products of a specialist or specific nature. The balance of the IFA market, together with the direct channel and telesales operation, is conducted by the Life and Pensions distribution network. This network acts as a non-exclusive marketing agent for FIS under a formalised marketing agreement on arm's length commercial terms.

[1]Source: Chief Executive's Business Review, FPLO Annual Report and Accounts 2000

5.7.5 Investment performance and awards

Investment performance

The table below shows investment performance for the 3 year period to 31 December 2000. It does not represent all of the funds managed and operated by FIS but, in FIS's view, constitutes a representative sample of its growth style funds by geographical region and type of product.

	3 years to 31 December 2000		
Fund	Fund Return % per annum	Quartile Ranking	Benchmark Return % per annum
Main Fund UK Equity	12.60	1	10.29
Managed UK Equity	10.27	2	8.93
UK Growth Unit Trust	9.50	2	8.79
Europe	21.14	1	18.06
European Unit Trust	18.94	2	17.91
North America	15.57	2	14.21
American Unit Trust	14.21	3	14.88
Managed Fixed Interest	8.76	1	8.40
Managed Index Linked	9.94	1	9.60
Linked Life Flexible	9.10	1	7.96
Linked Pensions Balanced	10.52	1	9.40
Linked Pensions Property	11.88	1	10.52

Source: FIS

The table below shows investment performance for the 3 year period to 31 December 2000 which, in FIS's view, constitutes a representative sample of the specialist funds provided by FIS:

Fund	3 years to 31 December 2000 Fund performance net asset value total return %	Peer group performance size weighted average %
British Assets Trust	135.1	130.8
I&S Discovery Trust	184.5	165.5
British Empire Securities & General Trust	169.4	145.0
European Assets Trust NV	193.1	212.8
The AIM Trust	389.4	146.2[1]

Note:

1. 3 year peer group performance is not available and the number included represents the AIM Index as a whole

Source: FIS

Against a background in which the UK stock market and most principal world stock markets showed negative returns, 2000 has been a difficult year where funds managed on a value basis have outperformed funds which focus on growth as an investment style. Nevertheless, the three year record remains above average.

Awards

Another important form of recognition of investment performance and product development in the asset management industry is the awards received. In the last eighteen months alone FIS has received over 20 awards, most recently winning the Professional Pensions Specialist Investment Manager of the Year Award for **reo**®.

Its AIM Trust has won the Money Observer's Best Smaller Companies Trust for the last two years, as well as Investment Week's UK Small Cap (including venture and development capital) Award 2000 and the 1999 Best Smaller Companies Trust award from Investment Trusts magazine.

In March 2001, its British Empire Securities & General Trust won the Money Observer's Best Global Trust award as well as taking first place in the S&P Awards One Year Investment Global Sector Growth category.

In the Professional Pensions Pooled Pension Fund Awards in December 2000, FIS's funds under management were placed in the top three in each of the One Year, Three Year and Five Year Major Balanced Funds categories.

In the Money Management awards 2000 FIS took first place in the Smaller Group UK Insurance Funds over 5 years category and its Pacific Assets Trust took the 1999 Investment Trusts of the Year award (Emerging markets including Asia category) from the Investment Week publication.

5.7.6 Assets under management

The table below shows assets under management for the 3 years ended 31 December 2000:

1998 31 December	1999 31 December	2000 31 December
£30.0 bn	£ 37.3 bn	£37.4 bn

Source: 1998: FIS Annual Reports and Accounts and London and Manchester Group plc Report and Accounts 1998
1999 & 2000: FIS Annual Report and Accounts

The increase of £0.1 billion (31 December 1999 to 31 December 2000) should be viewed against declining equity markets (FTSE All-Share (–5.9 per cent.); Standard & Poor's 500 (–1.9 per cent.) as measured by capital returns on a sterling adjusted average). With revenues linked to funds under management, the increase on the previous year reflects the diverse asset mix, new business gains and superior investment performance in a number of the specialist business areas.

FIS manages some £7 billion of external third party assets which, in the year to 31 December 2000, represented approximately 19 per cent. of total assets under management and 42 per cent. of total revenues. The objective of the FIS board is for external funds under management, including the third-party revenues acquired pursuant to the transfer of the FPLO unit trust business, to produce in excess of 50 per cent. of total revenues by 31 December 2001.

The table below shows the division of the total assets under management as at 31 December 2000 by asset allocation and by product type:

Asset allocation	£m
Fixed interest	10,143
UK equities	16,114
Overseas equities	7,649
Private equity	191
Property	1,856
Liquidity	1,423
	37,376

Product type	£m
Investment trusts	1,740
Unit trusts	5,563
Limited partnerships	102
Venture capital trusts	377
Institutional clients	4,832
Other life and pensions funds of FPLO	24,170
Other	592
	37,376

Source: *FIS Annual Report and Accounts 2000*

5.7.7 Management, independence and regulation

FIS has a defined and articulated management and control structure under the leadership of Howard Carter who, as Chief Executive, is also a director of Friends Provident plc. Three further Friends Provident plc directors (two executives and one non-executive) sit on FIS's board of directors (the "FIS Board"). FIS believes this is beneficial to the development of both businesses, providing commitment, understanding and a forum for communication across the Group's two core businesses. In addition to the Friends Provident plc directors, six further directors (three executive and three non-executive) serve on the FIS Board.

The interaction between FIS and FPLO is formalised in a Relationship Agreement which is summarised in paragraph 9 of Part 14 of this Prospectus.

FIS is regulated in the conduct of its investment business by a number of domestic and overseas regulatory organisations. While the rules and regulations vary between these bodies, FIS has adopted rules which aim to meet the most demanding requirements. The FIS Board believes it has a strong balance sheet and is well able to meet the requisite capital requirements of the regulatory environment.

Part 6 – Management and corporate governance

6.1 Directors

The Directors of Friends Provident plc, each of whom is also a Director of FPLO, are:

David Kennedy Newbigging, OBE, 67. Appointed an independent, non-executive Director in December 1993, Deputy Chairman in April 1996 and Chairman in April 1998. Also Chairman of Thistle Hotels plc and Faupel Trading Group Plc, Deputy Chairman of Benchmark Group PLC and a director of Merrill Lynch & Co. Inc., PACCAR Inc., and Ocean Energy Inc. Former Chairman of Equitas Holdings Limited, Rentokil Group PLC and Jardine, Matheson & Co., Limited.

Keith Satchell, BSc, FIA, 50. Appointed an executive Director in August 1992. Joined Friends' Provident Life Office from UK Provident in 1986. Appointed a Divisional General Manager in 1987, Managing Director (Business Operations) in 1995 and Group Chief Executive in 1997. A non-executive director of FIS. Also a member of the Senior Board of Banco Comercial Portugûes SA and of the boards of Swiss Mobiliar Cooperative Company and European Alliance Partners Company BV.

Hon. Barbara Singer Thomas, BA, JD, 54. Appointed an independent, non-executive Director in April 1994 and Deputy Chairman in April 1998. A former Commissioner of the United States Securities and Exchange Commission. Executive Chairman of Net Investor PLC and non-executive Chairman of Axon Group plc as well as a director of a number of other public and private companies.

Graham Kenneth Aslet, MA, FIA, 53. Appointed an executive Director in June 1988, having been the Appointed Actuary since 1987. Joined as a graduate actuarial trainee in 1969, becoming Assistant Actuary in 1974, Deputy Manager, Pensions in 1979 and a General Manager in 1987.

Howard Carter, BA, MA, 49. Appointed an executive Director in October 2000 on becoming Chief Executive of FIS. Joined Prudential Bache in 1985 as Chief Economist and director of gilt edged market making. Chief Economist/Manager, Fixed Interest at Friends' Provident Life Office (1988-1995) and Head of Investments (1996-1998). Appointed Chief Investment Officer of FIS in 1998.

Alastair Roy Geoffrey (Ben) Gunn, MA, FCII, 50. Appointed an executive Director on becoming Managing Director of Retail Operations in July 2000. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was Managing Director of London and Manchester Assurance Company Limited and a group executive director. Joined London and Manchester Group plc in February 1996 from Hambro Countrywide where he was an executive director. Also a director of Pension Advisers Support System Limited, Pass Loans Limited and Pass Review Limited.

David Martin Jackson, BSc, FCA, 52. Appointed an executive Director in October 1999. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he worked for ten years, latterly as Group Finance Director. He spent his early years with KPMG and subsequently worked abroad.

Brian William Sweetland, LLB, Solicitor, ACoI, 56. Appointed an executive Director in 1995. Joined the Friends Provident Group as a Solicitor in 1974. Appointed Company Secretary in 1983 and Director and Secretary in 1995. Responsible at Board level for the Friends Provident Group's Professional and Support Services. Also a non-executive director of FIS and Benchmark Group PLC.

Christopher Martin Jemmett, 64. Appointed an independent, non-executive Director in January 1997. Deputy Chairman of FIS since May 1998, having been appointed an independent, non-executive director in February 1998. Also a member of the Council of The Crown Agents Foundation. Former director (1988-1997) and former member of the Executive Committee of Unilever PLC and Unilever NV.

The Rt. Hon. John Roddick Russell MacGregor, OBE, 64. Appointed an independent, non-executive Director in October 1998. A non-executive director of Uniq plc, Associated British Foods plc and Slough Estates plc and a Member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament from February 1974 to May 2001, he held five Cabinet posts from 1985 to 1994 including Chief Secretary to the Treasury. He is a member of the Committee for Standards in Public Life, a Trustee of the Foundation for Business Responsibilities and the Chairman of Trustees of the Parliamentary Contributory Pension Fund.

Roger Fairbrook Harper Morton, MA, CPFA, ASIP, 65. Appointed an independent, non-executive Director in May 1997. Trustee of the Joseph Rowntree Charitable Trust. Founder member and current Chairman of the Committee of Reference, which independently determines the criteria for Friends Provident Stewardship portfolios and has a monitoring role for its other ethical and environmental portfolios.

Dr Wolfgang Peiner, Ms, Dipl.Kfm, Dr.rer.pol, 57. Appointed an independent, non-executive Director in May 1999. Chief Executive of Parion OHG, one of Germany's leading insurance groups, which is also a member of the Eureko Alliance. The first Chairman of European Alliance Partners Company BV, the new Alliance vehicle, following the restructuring of the Eureko Alliance in November 2000. Other directorships include Deutsche Lufthansa AG and Bankgesellschaft Berlin AG.

John Norton Braithwaite Whitney, FRSA, Hon FRCM, 70*. Appointed an independent, non-executive Director in October 1982. Chairman of Caspian Publishing Limited and RAJAR (Radio Joint Audience Research Limited). First Chairman (1984-2000) of the Committee of Reference. Former Director General of the Independent Broadcasting Authority (1982-1989).

** In order to maintain continuity after implementation of the Flotation Proposal, John Whitney has agreed to the Board's request that he continue as a Director until the annual general meeting of Friends Provident plc in 2002. He was due to retire after the annual general meeting of FPLO in 2001.*

6.2 Committees of the Board and senior management

Committees of the Board

All committees of the Board are chaired by and, save for the Investment Committee, have a majority of, or exclusively comprise, independent, non-executive Directors. The Directors agreed by the Board as a whole to be independent are Wolfgang Peiner and those Directors whose names are marked with an asterisk below. The current composition of committees of the Board, the first named being chairman, is:

Audit and Compliance	Christopher Jemmett*, John MacGregor* and Roger Morton*
Charitable Appeals	John Whitney*, Roger Morton* and Keith Satchell
Investment	David Newbigging*, Hon. Barbara Thomas*, Graham Aslet, Martin Jackson, Christopher Jemmett*, Howard Carter, Keith Satchell and Brian Sweetland
Nomination	Hon. Barbara Thomas*, John MacGregor*, Keith Satchell and John Whitney*
Remuneration	Hon. Barbara Thomas*, Christopher Jemmett* and John Whitney*.

Senior management

The current members of the senior management of Friends Provident Group and of the principal businesses are:

Name	Age	Position
Keith Satchell, BSc, FIA	50	Group Chief Executive
Life and Pensions business		
Retail Operations		
Ben Gunn, MA, FCII	50	Managing Director, Retail Operations
David Bebo, BA, AII	55	Director of Marketing
Graham Harvey	43	Director of e-commerce
Andy Jackson, BSc, FIA	45	Director of Information Technology
Jamie McIver	46	Director of Direct Business Operations
Adrian Nurse, BSc (Econ), FIA	56	Director of International Operations
Rocco Sepe, BSc, FIA	39	Director of IFA Operations
Jane Stevens, BSc, FIA	42	Director of Customer Services

Name	Age	Position
Actuarial and Finance		
Martin Jackson, BSc, FCA	52	Group Finance Director
Graham Aslet, MA, FIA	53	Director and Actuary
Gary Beamer, BSc, FIA	46	Joint Head of Actuarial Services
Mike Chadwick, ACA, ATII	47	Head of Group Taxation
Conrad Donaldson, BSc, ARCS, FIA	46	Head of Finance
Ralph Frankland, MA, FIA	46	Joint Head of Actuarial Services
Corporate Support Services		
Brian Sweetland, LLB, Solicitor, ACoI	56	Director and Company Secretary
Michael Hampton, MA, FPMI	44	Director of Corporate Professional Services
Stephen Leckie, ACA	41	Head of Internal Audit
Dawn Reid, LLB, ACoI	37	Head of Compliance
Brian Wilkinson, ACIS	54	Head of Group Communications
Asset Management business		
Management Committee		
Howard Carter, BA, MA	49	Chief Executive
Peter Arthur, LLB, FCIS	44	Director and Managing Director, Friends Ivory & Sime Investment Trust Business Limited
Kenneth Back, BA, MA, MSc	45	Director and Chief Operating Officer
Gary Mairs, MA	34	Managing Director, Retail and Institutional Business
Barry Sanjana, BA, FCII	45	Chief Investment Officer

6.3 Corporate governance

The Friends Provident Group has established Audit and Remuneration Committees.

The Audit and Compliance Committee is chaired by Christopher Jemmett and its other members are John MacGregor and Roger Morton. They are all independent directors. It meets not less than twice a year. The Group Chief Executive, the Group Finance Director, the Secretary and the Actuary normally attend meetings. The Committee may invite the external auditors to attend such meetings or such parts of meetings as it sees fit. The Committee may examine any matter relating to the financial affairs of the Friends Provident Group and its internal and external audit. This includes reviewing the annual accounts, internal control procedures, accounting policies, compliance and regulatory matters and to recommend to the Board the appointment and fees of the external auditors and other related issues.

The Remuneration Committee is chaired by Hon. Barbara Thomas and its other members are Christopher Jemmett and John Whitney. They are all independent directors. This Committee advises the Board on all major aspects of Friends Provident Group's executive remuneration policy and, within that policy, recommends the remuneration of executive Directors by reference to independent remuneration research.

It is intended that, upon the Effective Date, these committees should become committees of the Board.

FPLO has been in broad compliance with the principles and underlying provisions contained or referred to in the principles of good governance and code of best practice prepared by the Committee on Corporate Governance (the "Combined Code").

Following publication of guidance for directors on internal control and the Combined Code (the Turnbull Guidance), the Group has in place an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and this process is regularly reviewed by the Board and accords with the Turnbull Guidance.

Part 7 – Financial Information

This section contains a review of the key financial information of the Friends Provident Group and management's discussion and analysis of the trends in profits under the modified statutory solvency basis of reporting. It should be read in conjunction with the Consulting Actuaries' report set out in Part 8, the Accountant's reports set out in Part 9 and pro forma financial information set out in Part 10 of this Prospectus.

7.1. Key financial information

The Friends Provident Group has two core businesses, Life and Pensions and Asset Management.

The Life and Pensions business operates primarily in the UK. As at 31 December 2000, the Asset Management business comprised the Group's 63 per cent. interest in FIS and the operations of FPUTM and FISMPF both of which have subsequently been sold to FIS. The Group currently has a 67 per cent. interest in FIS.

The consolidated profit and loss account under the modified statutory solvency basis of reporting and pro forma balance sheet and profit and loss information are discussed under "Management's discussion and analysis" in paragraph 7.2 below.

Set out below is financial information under the embedded value and achieved profit basis of reporting which management uses to assess the financial performance of the Group.

7.1.1 Shareholder embedded value of the Friends Provident Group

The embedded value of the Friends Provident Group, after allowing for net new capital to be raised, consists of the following:

- the adjusted shareholders' net worth, which comprises:
  - (i) the Group's share of its investment in the Asset Management business at market value;
  - (ii) the additional pension asset on an FRS17 basis (net of deferred tax) as explained under paragraph 7.2.2 below "Factors affecting result of operations"; and
  - (iii) other net assets attributable to shareholders on a statutory solvency basis;
- the present value of the future profits attributable to shareholders from in force policies of the Life and Pensions business ("value of in-force Life and Pensions business"); and
- net new capital to be raised on Admission of approximately £1,375 million, representing new capital for the Group of £1,500 million, less the estimated expenses of the Flotation Proposal of £125 million.

The table below shows the shareholder embedded value of the Friends Provident Group at 31 December 2000 including the net new capital to be raised on Admission:

	£m
Attributable net asset value of Asset Management business, including acquired goodwill	74
Adjustment of Asset Management business to market value	404
Attributable market value of Asset Management business	478
Additional pension asset on an FRS17 basis (net of deferred tax)[1]	212
Other net assets on a statutory solvency basis	60
Adjusted shareholders' net worth	750
Value of in-force Life and Pensions business	1,557
Embedded value	2,307
Net new capital to be raised on Admission	1,375
Embedded value including net new capital to be raised on Admission	3,682

1 The total pension asset at 31 December 2000 amounted to £259 million of which £47 million, included in other net assets, represents the pension asset under SSAP 24 and £212 million represents the additional pension asset on an FRS 17 basis.

7.1.2 Embedded value of the Friends Provident Group

An embedded value provides an estimate of the value of the shareholders' interest in a life insurance business, excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of the shareholders' net worth and the value of in-force business. The shareholders' net worth is the net assets attributable to shareholders on a statutory solvency basis and therefore excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of in-force business is the present value of the projected stream of future after tax distributable profit available to shareholders from the business in force at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The table below shows the embedded value of the Group as at 31 December 1998, 1999 and 2000, based on the proposed structure of the Group following the Effective Date before including the net new capital to be raised on Admission. The table is extracted from the Consulting Actuaries' report in Part 8 of this Prospectus.

	1998 £m	1999 £m	2000 £m
Attributable net asset value of Asset Management business, including acquired goodwill	49	62	74
Adjustment of Asset Management business to market value	110	211	404
Attributable market value of Asset Management business	159	273	478
Additional pension asset on an FRS 17 basis (net of deferred tax)[1]	185	270	212
Other net assets on a statutory solvency basis	158	170	60
Adjusted shareholders' net worth	502	713	750
Value of in-force Life and Pensions business	1,262	1,449	1,557
Embedded value	1,764	2,162	2,307

1 The total pension asset at 31 December 2000 amounted to £259 million of which £47 million, included in other net assets, represents the pension asset under SSAP 24 and £212 million represents the additional pension asset on an FRS 17 basis.

The embedded value has been calculated having regard to the provisions of the Schemes, under which surplus from existing FPLO business, other than PHI policies, will emerge in the With Profits Fund. Assets of the With Profits Fund equal to 60 per cent. of the surplus emerging from specified blocks of the existing business will then be transferred to the Non Profit Fund as the surplus emerges for the benefit of shareholders. These specified blocks of existing business comprise the non profit (other than PHI), unit linked and unitised With Profits policies. Accordingly, 60 per cent. of the embedded value of those blocks of business will be recognised as being attributable to shareholders. After the Effective Date, 100 per cent. of the surplus from existing PHI business and 100 per cent. of the profits on new non profit, unit linked and unitised With Profits business will emerge in the Non Profit Fund and will accrue to shareholders. Transfers will be made in respect of new and existing conventional With Profits business of one-ninth of the cost of bonuses, either to the Shareholder Fund or the Non Profit Fund, as determined by the Directors and will thus be attributable to shareholders.

The table below presents the movement in the embedded value of the Group in 1999 and 2000:

	1999 £m	2000 £m
Opening embedded value	1,764	2,162
Achieved Life and Pensions profit before tax	324	(15)
Attributed tax	(97)	5
Achieved Life and Pensions profit after tax	227	(10)
Total return on Asset Management business[1]	86	213
Movement in the additional pension asset on an FRS17 basis (net of deferred tax)	85	(58)
Movement in the embedded value	398	145
Closing embedded value	2,162	2,307

[1] Total return on Asset Management business includes the movement in the Group's 63 per cent. (1999, 63 per cent.) share of the net assets of FIS and the excess of its market value over those net assets as at 31 December 2000. The total return on the Asset Management business includes dividend payments of £7 million and £8 million in 1999 and 2000 respectively. In addition, there was a capital injection of £35 million in 1999.

Source: Consulting Actuaries' report in Part 8 of this Prospectus.

Achieved profit is shown and discussed in more detail in paragraph 7.1.4 below.

7.1.3 Value added by new business

Value added by new business is one of the key components of achieved profit.

The value added by new Life and Pensions business set out in the table below represents the present value, at the point of sale, of the projected stream of after tax distributable profits from new business written in the year. New Life and Pensions business written by the Group after the Effective Date will be 100 per cent. attributable to shareholders. For illustrative purposes, the table below reflects 100 per cent. of the value added by new non profit business including unitised With Profits business and one-ninth of the cost of projected bonuses on new conventional With Profits business. The value added by new Life and Pensions business before tax is calculated by grossing up the value added by new Life and Pensions business after tax at the standard rate of corporation tax:

	1999 £m	2000 £m
New Life and Pensions business annualised premium income[1]	384	352
Value added by new business before tax[2]	100	79
Cost of solvency capital	(6)	(6)
Value added by new business before tax[2] (and after cost of solvency capital)	94	73
Effect of pension service charge[3]	(10)	(10)
Value added by new business before tax[2 4] (and after cost of solvency capital and effect of pension service charge)	84	63

[1] Life and Pensions new business API represents annualised periodic premiums plus 10 per cent. of single premiums. This excludes unit trust sales which contributed £17 million in 1999 (£5 million periodic sales, £120 million single sales) and £33 million in 2000 (£6 million periodic sales, £268 million single sales) and managed pension funds which contributed £10 million in 1999 (£99 million single premiums) and £25 million in 2000 (£247 million single premiums).

[2] Stakeholder Style pensions contracts have been treated as periodic premium business where the policyholder has set up a direct debit for premium collection.

[3] As a result of the implementation of FRS 17 "Retirement benefits", the full pension fund asset is included in the adjusted shareholders' net worth of the Group, accordingly, the value added by new business reflects the pension charge under FRS 17.

[4] The value added by new Life and Pensions business before tax has been calculated by grossing up the value added by new Life and Pensions business after tax at the standard rate of corporation tax.

7.1.4 Achieved profit

In order to identify the value being generated by the Group's Life and Pensions business, the Directors use the achieved profit basis of reporting as well as the modified statutory solvency basis. The achieved profit method of financial reporting is designed to recognise profit as it is earned over the term of the insurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the modified statutory solvency basis of reporting, but the timing of the recognition is different.

The achieved profit is prepared in accordance with draft guidance provided by the Association of British Insurers issued in December 1999; but different insurers may choose to prepare the results using different assumptions and methodologies. The achieved profit basis of presentation has received wide acceptance in the United Kingdom and such supplemental financial information is published regularly by listed UK insurance companies. The Association of British Insurers is continuing to develop the achieved profit reporting basis as a more realistic method of accounting for long term business.

Achieved profit is determined as the change in the embedded value of a life insurance business during the year adjusted for any dividends paid or capital injected. As FPLO is a mutual, there were no dividends paid or capital injections in either 1999 or 2000. The achieved profit calculations are carried out on an after tax basis and the profits have then been grossed up at the standard rate of corporation tax.

The achieved profit before tax can be analysed into the following elements:

- Achieved operating profit, including the value added by new business;
- Variation from longer term investment return; and
- Effect of economic assumption changes.

Achieved operating profit

Achieved operating profit comprises the value added by new Life and Pensions business written during the year, the expected return on the shareholders' net worth at the start of the year and profits from in-force Life and Pensions business. Profits from in-force Life and Pensions business comprise the expected return on the value of in-force business at the start of the year plus the impact of any changes in assumptions regarding future operating experience and profits and losses caused by differences between the actual experience in the year and the assumptions used to calculate the embedded values at the end of the preceding year. Achieved operating profit is stated after reflecting the impact of development costs and other exceptional charges, which are included in the effect of changes in operating assumptions.

Variation from longer term investment return

The variation from longer term investment return reflects the actual investment return for the year compared to the assumptions at the start of the year.

Effect of economic assumption changes

The effect of economic assumption changes reflects the impact of the changes in the expected level of future investment returns, expense inflation and the risk discount rate used to calculate the value of in-force business.

The table below shows achieved profit after tax of the Life and Pensions business for 1999 and 2000:

	1999 £m	2000 £m
Value added by new business attributable to the Non Profit Fund[1]	61	46
Cost of solvency capital and pension service charge	(10)	(10)
Value added by new business attributable to the Non Profit Fund (after the cost of solvency capital and pension service charge)[1]	51	36
Expected return on shareholders' net worth[2]	14	16
Profits from in-force business		
– expected return	133	162
– effect of changes in operating assumptions and experience variances	(10)	(113)
Achieved Life and Pensions operating profit before tax	**188**	**101**
Variation from longer term investment return	50	(90)
Effect of economic assumption changes	86	(26)
Achieved Life and Pensions profit before tax	324	(15)
Attributed tax	(97)	5
Achieved Life and Pensions profit after tax	227	(10)

[1] The value added by new business attributable to the Non Profit Fund represents:

- 60 per cent. of the total value added by new non profit, unit linked and unitised With Profits business. After the Effective Date, 100 per cent. will be attributable to shareholders;
- 100 per cent. of total value added by new permanent health insurance business; and
- the value of one-ninth of the cost of projected bonuses on new conventional With Profits business.

[2] Excludes expected return on additional pension asset and expected return on Asset Management business. These are included in the movement in embedded value in paragraph 7.1.2 above.

The reduction in the value added by new business is predominantly due to the change in the mix of business between life and pensions over the two years. There was a decrease in the volume of mortgage endowments and with profit bonds and an increase in pensions business during 2000. This is discussed further in paragraph 7.2.5 below.

The effect of changes in operating assumptions and experience variances includes an allowance for the potential impact of the introduction of Stakeholder pensions and the impact of policy lapses deferred in order to gain demutualisation benefits. These adjustments amount to a charge of £117 million in 2000.

7.1.5 Principal economic assumptions

The table below shows the principal economic assumptions used in the calculation of the value of the in-force business and the value added by new business:

	1998 %	1999 %	2000 %
Risk discount rate	7.0	7.7	7.2
Investment returns before tax:			
Government fixed interest	4.5	5.2	4.7
Other fixed interest	5.0–5.6	5.7–6.3	5.2–5.8
Equities	7.0	7.7	7.2
Properties	7.0	7.7	7.2
Future expense inflation	3.4	4.1	3.6
Corporation tax rate	30	30	30

It has been assumed that there will be no changes to the methods and bases used to determine statutory reserves and policy benefits. Reversionary bonus rates have been assumed to continue at their current level. Terminal bonus payments have been set at a level consistent with the economic assumptions and FPLO's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement have been derived from analyses of the Group's recent operating experience and industry studies. As referred to above, an allowance has been made in 2000 for the impact on discontinuance rates resulting from the introduction of Stakeholder pensions and the impact of policy lapses deferred in order to gain demutualisation benefits. All other assumptions have been applied consistently across the period.

Maintenance expenses are assumed to increase in the future at a rate 1 per cent. per annum in excess of the assumed long term rate of retail price inflation. Commission is based on the Group's experience during 2000.

The value of in force business makes no allowance for the payment of future premiums on recurring single premium contracts (except for Stakeholder Style pensions) or for non-contractual increments on existing policies.

Sensitivity analysis

The table below shows the value added by new Life and Pensions business, before tax (and before the cost of solvency capital and the pension service charge) and the value of in-force Life and Pensions business, assuming a one per cent. increase in the rate of investment return on equities and properties and, separately, a one per cent. increase in the risk discount rate (all other assumptions remaining unchanged):

	2000 £m
Value added by new Life and Pensions business, before tax	79
After the impact of a one per cent. increase in investment returns on equities and properties	89
After the impact of a one per cent. increase in the risk discount rate	56
Value of in-force Life and Pensions business	1,557
After the impact of a one per cent. increase in investment returns on equities and properties	1,613
After the impact of a one per cent. increase in the risk discount rate	1,454

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

7.2. Management's discussion and analysis

The following discussion and analysis should be read in conjunction with the consolidated financial information included within the Accountant's reports set out in Part 9 of this Prospectus. The Accountant's reports have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP - See Part 11 "Summary of material differences between UK GAAP and US GAAP".

Certain statements contained in this section may be considered "forward-looking" statements. See note regarding "Forward-looking statements" on page 3 and "Risk factors" in Part 4 of this Prospectus.

7.2.1 Overview

The Friends Provident Group has two core businesses, Life and Pensions and Asset Management.

As at 31 December 2000, the Asset Management business comprised the Group's 63 per cent. interest in FIS and 100 per cent. interest in FISUTM and FISMPF both of which have subsequently been sold to FIS. The Group currently has a 67 per cent. interest in FIS.

During the period under review, there have been the following significant developments in the Group's businesses:

- In August 2000, the Group sold its Personal Financial Services ("PFS") operation to Royal Liver Assurance and hence ceased to write Industrial Branch business from that date. This sale has enabled the Group to focus on more profitable channels of distribution and markets while streamlining the management and organisation of its distribution channels.

- In May 2000, the Group announced the intention to demutualise and obtain a listing on the London Stock Exchange. This is expected to result in the Group raising new capital of approximately £1,375 million, net of expenses. The Board believes that implementation of the demutualisation and the availability of new sources of capital will enhance its prospects for sustained growth in the future.
- In 2000, FIS launched the Responsible Engagement Overlay ("**reo**®") investment approach aimed at socially responsible asset management. With **reo**® the Group seeks to encourage companies in which the Group's clients invest to move to better practice on the management of a range of environmental and social issues. FIS now manages approximately £21 billion of equity assets with **reo**® and significant additional interest is being generated in this area. For example, at the end of 2000, the Group completed final discussions with Europe's second largest pension fund, PGGM, the Dutch health workers' pension fund, which led to the announcement that FIS has been awarded the contract to apply **reo**® over £3.5 billion of their funds.
- In 1999, the Group introduced its first Stakeholder Style pension product, which is discussed further in the "Key factors affecting profitability" paragraph below.
- In September 1998, the Group acquired London and Manchester Group plc to increase the Group's presence and expertise within the group pensions sector and to realise cost savings through economies of scale. This acquisition resulted in increased assets under management of approximately £5 billion with annual cost savings of £17 million, being achieved by 31 December 2000 and before the impact of the sale of PFS. Costs incurred in integrating the businesses of London and Manchester Group plc were £21 million by 31 December 2000. The Directors expect the integration to be completed in 2001 and do not expect the remaining costs to be significant.
- In February 1998, the Group completed the merger of its Asset Management business with that of Ivory & Sime plc to create FIS. The establishment of FIS has broadened the Group's revenue base and strengthened the Group's position within the asset management sector. The Asset Management business' profit on ordinary activities before tax was £36 million in 2000 (1999: £31 million and 1998: £18 million).

7.2.2 Factors affecting results of operations

The Group's results of operations are affected by a variety of factors including general economic and market conditions, government policy and legislation, regulation and competition. See Part 4 - "Risk factors" for a discussion of these factors.

Key factors affecting profitability

The Group's goal is to enhance its position as one of the leading life and pensions and asset management groups in the UK. In the UK retail market, the Group sees two primary growth sectors, pensions and discretionary investment products such as unit trusts and ISAs. The Group's Life and Pensions business and Asset Management business are focused on developing these sectors.

The profits from the Group's Life and Pensions business comprise principally one-ninth of the cost of bonuses on conventional With Profits business, 60 per cent. of surplus emerging on the existing non profit (other than PHI), unit linked and unitised With Profits business transferred to the With Profits Fund, 100 per cent. of surplus emerging on existing and new PHI business and 100 per cent. of profits on new non profit, unit linked and unitised With Profits business written after the Effective Date. The key influences on bonus rates are the overall rate of return earned on investments and expectations of future investment returns. The sources of profitability of business other than conventional With Profits are new business volumes, cost of distribution and administration, investment returns on products where the Group charges a fund based fee to policyholders, long term interest rates, persistency and mortality/ morbidity experience.

One of the key components of the Group's strategy is to focus on its established position as a major player in the Stakeholder Style pension market. Currently there is pressure on UK companies to reduce the fees charged to policyholders on pensions and investment products, in light of the new Stakeholder pension regulations. This will require the Group to reduce its unit costs.

The profits on the Group's Asset Management business are driven by funds under management and fees charged by the Group. The fees charged may be improved by consolidating its position in the relatively high margin businesses such as investment trusts and venture capital trusts and development of administration processes which will also minimise costs.

See Part 5 "The business of Friends Provident" for further discussion on the Group's business strategy.

New accounting pronouncements

In preparing the financial information contained in this Prospectus the requirements of Financial Reporting Standard 17, "Retirement Benefits" ("FRS 17"), Financial Reporting Standard 18, "Accounting Policies" ("FRS 18") and Financial Reporting Standard 19, "Deferred Taxes" ("FRS 19") have been adopted.

Under FRS 17 the surplus recognised on the balance sheet as the pension asset is the excess of the value of the assets in the Group's pension schemes over the present value of the scheme liabilities that is recoverable by the Group. Pension service costs and the expected return on the pension asset are recognised in the profit and loss account. The current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period. Changes in actuarial assumptions and variances in the actual return compared to the expected return on the pension asset are recorded in the statement of total recognised gains and losses. Further information on the accounting policy for pension costs and the related disclosures including those required under FRS 17 (which is provided within Note 11), are shown in the Accountant's reports on the Friends Provident Group in Part 9 of this Prospectus.

FRS 18 sets out the principles to be followed in selecting accounting policies and the disclosures needed to assist users to understand the accounting policies adopted and how they have been applied. FRS 18 defines accounting policies, estimation techniques used in implementing those policies and requires specific disclosures about the accounting policies followed and changes to those policies.

Under FRS 19, a provision is made for deferred taxation liabilities, using the liability method, on all material timing differences where the Group has a contractual obligation to pay tax in the foreseeable future, including revaluation gains and losses on investments recognised in the profit and loss account as the investments are revalued. Deferred taxation is calculated at the rates expected to arise and discounted to take into account the likely timing of payment. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses, in which case the attributable deferred taxation is shown separately in that statement.

7.2.3 Overview of consolidated results

Overview

The table below includes a summary of the profit and loss account from the Accountant's reports on Friends Provident Group as set out in Part 9 of this Prospectus and the pro forma profit and loss account as presented in Part 10 of this Prospectus. The pro forma profit and loss account is prepared for illustrative purposes to show the financial results of the Friends Provident Group but, because of its nature, may not give a true picture of the Group's financial results. The financial results have been derived from FPLO's consolidated financial statements after making appropriate adjustments as explained in the Accountant's reports in Part 9 of this Prospectus. The financial results shown in the Group profit and loss account do not reflect any income which may be earned on the new capital to be raised at the time of Admission. The accounting policies and basis of preparation are described further in the Accountant's reports set out in Part 9 of this Prospectus.

The profit before tax attributable to shareholders presented in the table below has been established by reanalysing the long term technical account into the income and expenses that relate to the With Profits Fund and Non Profit Fund.

The profit before tax has been calculated on the basis of the provisions of the Schemes, which provide that the profit attributable to shareholders on that non profit business which is transferred to the With Profits Fund is derived from an amount equal to 60 per cent. of any statutory surplus emerging from that business. Profits on other non profit business are 100 per cent. attributable to shareholders and profits also include one ninth of the cost of bonuses on conventional With Profits business. The shareholders' profit on that non profit business which is transferred to the With Profits Fund therefore does not include

any adjustment in respect of deferred acquisition costs, and reflects initial losses arising from the prudent reserving basis used in the statutory solvency returns. From the Effective Date, all new non profit business will be written in the Non Profit Fund. Consequently, future new business attributable to shareholders will include the adjustments for deferred acquisition costs and will be based on a more realistic reserving basis.

The pro forma financial information for 2000 assumes that the Effective Date of the UK Scheme was 1 January 2000 and therefore that new business written in 2000 was written in the Non Profit Fund. An adjustment of £134 million has been made to profit on ordinary activities before tax to reflect the additional 40 per cent. of the surplus on new non profit business written in 2000 and 100 per cent. of the modified statutory adjustments in respect of new business written in 2000.

The return on the net new capital is not shown in the pro forma profit and loss account below. The net new capital that the Group expects to receive is £1,375 million. Assuming the Group invest the entire proceeds for the full year after listing and attains a return of approximately 6.5 per cent., this will generate approximately £89 million of return before tax for the year.

Summary consolidated profit and loss account

	Year ended 31 December			
	1998 £m	1999 £m	2000 £m	Pro forma 2000 £m
Gross premiums written	1,941	3,412	3,191	3,191
Balance on the long term business technical account	110	34	(8)	86
Tax credit attributable to balance on the long term business technical account	7	13	18	58
Shareholders' pre-tax profit from long term business	117	47	10	144
Analysis of profit on ordinary activities before tax				
Life and Pensions	146	62	(13)	121
Asset Management	18	31	36	36
	164	93	23	157
Exceptional item — pension mis-selling costs	(47)	(46)	1	1
Operating profit	117	47	24	158
Exceptional loss on sale of Personal Financial Services	—	—	(14)	(14)
Profit on ordinary activities before tax and equity minority interests	117	47	10	144

Profit on ordinary activities before tax

The decrease in profit on ordinary activities from 1998 to 1999 is primarily due to the impact of higher new business strain arising from significantly higher new business levels achieved in 1999. New business strain arises because costs of acquiring new business cannot, under the statutory basis of reporting, be deferred and matched with the revenues emerging in later years. The prudent provisioning required under the statutory basis of accounting also contributed to higher new business strain. The costs of acquiring new business include initial commissions payable to IFAs, the internal costs of processing new business and the cost of the direct sales force.

The decrease in profits from 1999 to 2000 is primarily due to a strengthening of the provisions for the pension annuity business of £67 million resulting from changes in FSA regulations. This is offset by a reduction in new business strain in 2000 due to lower new business sales and a change in product mix.

As assets and liabilities on the annuity and PHI business were not closely matched in 1998 and 1999, the results benefited from a positive net investment return. In 2000, however, the assets and liabilities in respect of annuity and PHI business were more closely matched and in future the Group intends to continue to follow this policy in relation to these lines of business.

7.2.4 Results of operations

Introduction

The table below shows information regarding the long term business technical account and the profit on ordinary activities before tax for the three years ended 31 December 2000. The table includes the results of the Life and Pensions and Asset Management businesses.

The profit on ordinary activities before tax of the Asset Management business was £36 million in 2000 (1999, £31 million; 1998, £18 million). The Group regards the managed pension funds product as part of the Asset Management business. However, managed pension funds are technically an insurance product and are therefore reflected mainly in earned premiums and the change in technical provisions in the technical account below. Premiums for 2000 in respect of managed pension funds were £247 million and profit on ordinary activities before tax for 2000 in respect of managed pension funds was £4 million which is included within the Asset Management result above.

	Year ended 31 December		
	1998 £m	1999 £m	2000 £m
Long term business technical account			
Earned premiums, net of reinsurance	1,937	3,404	3,201
Investment income	1,687	2,100	2,495
Unrealised gains on investments (net)	1,733	2,353	—
Other technical income	16	36	68
	5,413	7,893	5,764
Claims incurred, net of reinsurance	(1,543)	(1,704)	(1,863)
Change in technical provisions	(3,627)	(3,040)	(3,080)
Net operating expenses	(254)	(669)	(270)
Investment expenses and charges	(90)	(92)	(69)
Other technical charges, net of reinsurance	(9)	(27)	(62)
Unrealised losses on investments (net)	—	—	(2,179)
Minority interest	(8)	(4)	(3)
Tax attributable to long term business	(244)	(197)	(36)
Transfers from/(to) the Fund for future appropriations	472	(2,126)	1,790
Balance on long term technical account	110	34	(8)
Tax credit attributable to balance on long term business technical account	7	13	18
Profit on ordinary activities before tax	117	47	10

The long term business technical account includes all transactions relating to long term insurance business. The balance on the long term business technical account represents premium income and investment income earned on assets held in respect of long term business after taking account of claims, expenses, commission, the increase in technical provisions and the change in the fund for future appropriations held for With Profits business. The balance on the long term business technical account is net of all tax attributable to long term business. As a mutual, the Life and Pensions business of FPLO is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax and no calculations have been made either to re-analyse that tax between shareholders and policyholders or to compute any additional tax charge or credit which might arise in the shareholder environment. The tax credit attributable to the balance on the long term technical account reflects the tax charge on the non life insurance subsidiaries that will be held outside the With Profits Fund. It is deducted in arriving at the balance on the long term business technical account.

Earned premiums, net of reinsurance

	1998 £m	1999 £m	2000 £m
Life and Pensions business			
Periodic	952	1,175	1,264
Single	952	2,125	1,680
	1,904	3,300	2,944
Asset Management: managed pension funds	37	112	247
	1,941	3,412	3,191
Reinsurance	(4)	(8)	10
	1,937	3,404	3,201

Earned premiums include premiums receivable on new business written in the year and on policies in force at the start of the year.

Periodic premiums increased in each of 1999 and 2000 as the premiums generated by new business exceeded the reduction caused by claims, lapses and surrenders. New business premiums are analysed in detail in the sections below.

Life and Pensions business

Gross premiums

The table below analyses gross premiums by class of business for the Group's long term business for the three years ended 31 December 2000:

	Periodic premiums			Single premiums		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Life						
Protection	45	44	42	10	6	1
Savings and investment (including mortgage endowments)	542	654	693	474	1,156	606
Pensions						
Immediate annuities	—	—	—	159	492	549
Other individual	217	272	296	205	315	368
Other group[1]	111	162	185	104	156	156
Permanent Health Insurance	37	43	48	—	—	—
Total Life and Pensions	952	1,175	1,264	952	2,125	1,680

[1] In the above table premiums on certain recurrent single premium pension contracts are treated as single premiums in the gross premium table, but are classified as periodic premiums in reporting new business premiums.

Stakeholder Style pension contracts have been included in periodic premium business where Policyholders have set up a direct debit for premium collection.

The table below shows the annualised gross new Life and Pensions premiums for the three years ended 31 December 2000:

	Annualised periodic premiums			*Single premiums*			*API*[1]		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Life									
Mortgage endowments	28	39	13	—	—	—	28	39	13
Protection	3	7	20	10	6	1	4	7	20
Savings and investment	20	38	31	474	1,156	606	67	154	91
	51	84	64	484	1,162	607	99	200	124
Pensions									
Immediate annuities	—	—	—	159	492	549	16	49	55
Other individual	34	37	32	205	315	368	55	69	69
Other group	32	45	81	87	124	139	41	57	95
	66	82	113	451	931	1,056	112	175	219
Permanent Health Insurance	9	9	9	—	—	—	9	9	9
Total Life and Pensions	126	175	186	935	2,093	1,663	220	384	352

1 New Life and Pensions API represents annualised periodic premiums plus 10 per cent. of single premiums. This excludes unit trust sales which contributed £24 million in 1998 (£7 million periodic sales, £169 million single sales), £17 million in 1999 (£5 million periodic sales, £120 million single sales) and £33 million in 2000 (£6 million periodic sales, £268 million single sales) and managed pension funds which contributed £3 million in 1998 (£1 million periodic premiums, £22 million in single premiums), £10 million in 1999 (£99 million in single premiums) and £25 million in 2000 (£247 million in single premiums). 1998 includes the new business of London and Manchester Group plc following its acquisition by FPLO.

Over the three year period new business API increased from £220 million to £352 million. An increase of £164 million was achieved from 1998 to 1999, but a decrease of £32 million was recognised from 1999 to 2000.

The increase in 1999 and the first part of 2000 is considered by the Board to be due partly to increased sales of certain products (in particular With Profits bonds) in anticipation of demutualisation. It is therefore important to consider growth over the three year period. Demutualisation benefits are not available in respect of new policies sold from 4 May 2000.

The Board believes that the overall growth reflects the success of the Group's multi-channel distribution strategy, the effective integration of London and Manchester Group plc and the quality of the Group's customer service and product range.

Life periodic new business premiums increased by 65 per cent. from £51 million in 1998 to £84 million in 1999 partly due to the acquisition of London and Manchester Group plc. Mortgage endowments business decreased from £39 million in 1999 to £13 million in 2000 reflecting the reduction in the market for this product. This was partially offset by an increase in protection premiums from £7 million in 1999 to £20 million in 2000 due to growth in this market and competitive pricing of the Group's term assurance product.

Life savings and investment single premium new business rose from £474 million in 1998 to £1,156 million in 1999 and fell back to £606 million in 2000. Included within these amounts are £274 million, £777 million and £240 million relating to With Profits bond sales for the years 1998, 1999 and 2000 respectively. The Board believes that increased sales of With Profits bonds in 1999 and the first part of 2000 arose partly in anticipation of demutualisation.

Pension annuity single premiums rose by £333 million in 1999 to £492 million and in 2000 to £549 million due to an improvement in pension annuity rates from late 1998, making this product one of the market leaders in this area.

Other individual pension products single premiums increased from £205 million in 1998 to £315 million in 1999. The increase reflects the Group's growing presence in the pensions market and includes growth across the product range, including personal pensions, pension investment bonds and DSS rebates. The growth is further reflected in the increase in premiums to £368 million in 2000.

Total premiums from other Group pension products, including both annualised periodic and single premiums, increased by 42 per cent. from £119 million in 1998 to £169 million in 1999. The acquisition of London and Manchester Group plc strengthened FPLO's presence in the group pensions market, contributing towards the above increase. Total premiums from other Group pension products increased by 30 per cent. from £169 million in 1999 to £220 million in 2000, as a result of the introduction of Stakeholder Style pension products in the fourth quarter of 1999.

Analysis of first quarter 2001 new business

	Annualised periodic premiums	*Single premiums*	*API*[1]
	£m	£m	£m
Life			
Mortgage endowments	2	—	2
Protection	7	—	7
Savings and investment	5	108	16
	14	108	25
Pensions			
Immediate annuities	—	79	8
Other individual	5	71	12
Other group	18	107	28
	23	257	48
Permanent Health Insurance	3	—	3
Total	40	365	76

[1] New Life and Pensions business annualised premium income represents annualised periodic premiums plus 10 per cent. of single premiums. This excludes unit trust sales which contributed £7 million in the first quarter of 2001 (£5 million periodic sales, £16 million single sales) and managed pension funds which contributed £7 million (£69 million in single premiums).

Investment return, unrealised gains and losses and exceptional profit on disposals

The table below shows information regarding the investment return of the Life and Pensions business for the three years ended 31 December 2000:

	Long term business technical account		
	1998	*1999*	*2000*
	£m	*£m*	*£m*
Investment income			
Income from associated undertakings	14	13	11
Income from land and buildings	96	107	112
Income from other investments	719	905	966
Gains on the realisation of investments	833	1,041	1,201
	1,662	2,066	2,290
Net expected return on the pension asset	25	34	48
Exceptional profit on disposals	—	—	157
	1,687	2,100	2,495
Unrealised gains/(losses) on investments	1,773	2,353	(2,179)
Investment expenses and charges			
Interest on bank loans	(35)	(30)	(32)
Interest on other loans	(20)	(20)	(20)
Investment management expenses	(35)	(42)	(17)
	(90)	(92)	(69)
Total investment return	3,370	4,361	247

Total investment return increased by 29 per cent. in 1999 from £3,370 million in 1998 to £4,361 million. This was primarily attributable to the high market return on UK equities in 1999 which increased from 14 per cent.[1] in 1998 to 24 per cent.[1] in 1999. The strong equity market returns were partially offset by a decrease in the return on UK Government fixed interest investments from 19 per cent.[2] in 1998 to minus 1 per cent.[2] in 1999.

Total investment return decreased by 94 per cent. in 2000 from £4,361 million in 1999 to £247 million in 2000. After a period of high returns in the second half of the 1990's, UK equity markets suffered a setback in 2000 with the market return decreasing from 24 per cent.[1] in 1999 to minus 6 per cent.[1] in 2000, which resulted in net capital losses on investments of £978 million[1] in 2000 compared with net capital gains of £3,394 million[1] in 1999. In contrast, fixed income and property generated relatively good returns, with the market return for fixed income increasing from minus 1 per cent.[2] in 1999 to 9 per cent.[2] in 2000.

Included within investment return in 2000 is an exceptional net profit before tax of £157 million. This largely comprised the profit on the disposal of part of the shareholding in Eureko B.V. and Friends First Holdings Limited for a total consideration of £290 million, generating a profit before tax of £171 million.

1 Total return on FTSE All Share.

2 Total return on FTA British Government All Stocks.

3 Net capital gains/(losses) represent the sum of the gains/(losses) on the realisation of investments and unrealised gains/(losses) on investments.

Other technical income

Other technical income comprises the results of subsidiary undertakings operating in other than life insurance, investment and property holding businesses and the results of life insurance subsidiary undertakings arising outside the long term funds and primarily related to Asset Management business (other than managed pension funds business discussed above).

The increase in technical income from £36 million in 1999 to £68 million in 2000 is primarily due to a realisation of surplus of £36 million arising on the intra-group transfer in 2000 of the long term business of Friends Provident (London and Manchester) Assurance Limited to FPLO.

Claims incurred, net of reinsurance and change in technical provisions

Claims incurred include deaths, maturities, surrenders and annuities.

Changes in technical provisions reflects the movement in the long term business provision and in technical provisions for linked liabilities during the year.

Net operating expenses

The table below shows information regarding net operating expenses for the Life and Pensions business for the years ended 31 December 1998, 1999 and 2000:

	1998	1999	2000
	£m	£m	£m
Acquisition costs — commission	81	143	118
Acquisition costs — other	121	142	149
Administrative expenses	87	145	130
Change in deferred acquisition costs	(35)	239	(127)
Net operating expenses	254	669	270

Net operating expenses increased from £254 million in 1998 to £669 million in 1999 and decreased to £270 million in 2000. The increase in expenses, excluding the change in deferred acquisition costs between 1998 and the subsequent periods is mainly due to the full impact of expenses relating to London and Manchester Group plc in 1999 and 2000, following its acquisition in September 1998.

Indemnity and initial commission rose from £81 million in 1998 to £143 million in 1999, and fell to £118 million in 2000. The increase of 77 per cent. between 1998 and 1999 is comparable to a 75 per cent. increase in new business API over the same period. Between 1999 and 2000 commission fell by 17 per cent., reflecting both lower levels of new business production and changes in business mix.

Other acquisition costs increased from £121 million in 1998 to £142 million in 1999 and £149 million in 2000. The increase in other acquisition costs between 1999 and 2000 is due to an increase of £7 million in FRS 17 pension costs, arising from the increase in total past service costs of £10 million in 2000 due to enhanced benefits granted to members on the merger of the Friends Provident and London and Manchester pension schemes.

Between 1998 and 1999 administrative expenses rose by £58 million to £145 million resulting partly from the acquisition of the London and Manchester Group plc. Non-recurring costs relating to the pensions mis-selling review and integration increased by £13 million. In addition, a provision of £16 million for expenses relating to the stop loss financial reassurance contract discussed below is included in administrative expenses. Between 1999 and 2000 administrative expenses fell by £15 million to £130 million, due principally to a reduction in expenses of £7 million in 2000 relating to the stop loss financial reassurance contract compared to the expense of £16 million in 1999. Additional savings were achieved by the closure of eleven sales branches following the merger of internal sales divisions and the sale of the PFS operation in August 2000 whereby approximately 850 staff were transferred to the purchaser. These savings are partially offset by a £4 million increase in FRS 17 pension costs and a £3 million charge relating to the endowment review.

In addition, the change in deferred acquisition costs decreased by £274 million from a credit of £35 million in 1998 to an expense of £239 million in 1999, and increased by £366 million to a credit of £127 million in 2000, due to the stop loss financial reassurance contract, and the increase in new business API from 1998 to 1999 and the decrease in new business API from 1999 to 2000.

In 1999 FPLO entered into a stop loss financial reassurance contract which provided FPLO with cover in the event FPLO failed to generate sufficient surpluses to meet its final With Profits life claim payments. To avoid double counting of the reassurance asset recorded under this contract and the deferred acquisition cost asset, the deferred acquisition cost is reduced by the corresponding reassurance asset recorded by the

contract. The impact on the change in deferred acquisition costs in respect of this contract was a charge of £334 million in 1999 and a credit to expenses of £69 million in 2000. There is no direct impact on shareholder profit from these adjustments primarily because the contract attaches to the With Profits life statutory provisions.

Other technical charges

Other technical charges include £24 million in 2000 (1999, £25 million and 1998, £7 million) relating to the amortisation of goodwill and acquired present value of in force business ("PVIF") arising from the acquisition of London and Manchester Group plc in September 1998. In addition, other technical charges in 2000 includes £36 million relating to the realisation of part of the Group's PVIF contracts arising upon the transfer of long term business within the Group.

Tax attributable to long term business

Tax attributable to long term business decreased by £47 million from £244 million in 1998 to £197 million in 1999 due to a decrease of £85 million in the current tax charge and an increase of £38 million in the deferred tax charge. The fall in corporation tax resulted from a large decrease in realised gains, an increase in net operating expenses and a substantial unrealised loss on gilt holdings. The deferred tax charge rose due to an increase in the unrealised gains relating to equity investment.

Comparing 1999 and 2000, tax attributable to long term business fell by £161 million from £197 million in 1999 to £36 million in 2000, due to an increase of £85 million in the current tax charge offset by a deferred tax credit of £115 million compared to a charge of £131 million in 1999. The increase of £85 million in the current tax charge arises as a result of an increase of £118 million in the corporation tax charge, a £1 million increase in overseas taxation and a reduction as a result of an adjustment of £34 million in respect of prior years corporation tax. The corporation tax charge increased by £118 million due to a small increase in the market value of gilts, and an increase in the capital gains from the realisation of equities. The £246 million reduction in deferred tax is due principally to the reduction in the value of equity investments.

Transfers from/(to) the Fund for future appropriations

In a mutual life company, the Fund for future appropriations ("FFA") comprises amounts that have yet to be allocated to policyholders. From the Effective Date, such amounts will partly be attributable to shareholders and partly be amounts that have not yet been allocated between shareholders and With Profits policyholders. The transfer to or from the FFA represents the movement in the year.

An amount of £1,790 million was transferred from the FFA in 2000 (1999, transfer to £2,126 million; 1998, transfer from £472 million). The level of transfer is affected by a number of factors including investment return and the basis of valuing the long term business provision.

Asset Management

Overview

As at 31 December 2000, the Asset Management business comprised the Group's 63 per cent. interest in FIS and the operations of Friends Provident Unit Trust Managers Limited and Friends Ivory & Sime Managed Pension Funds Limited, both of which have subsequently been sold to FIS. The Group currently has a 67 per cent. interest in FIS.

The Group's Asset Management business includes the management of both third party funds and the Group's Life and Pensions funds.

The tables below show information regarding the Asset Management business for the years ended 31 December 1998, 1999 and 2000:

	Year ended 31 December		
	1998 £bn	1999 £bn	2000 £bn
Assets under management:			
Third party assets	6	7	7
Internal Group investments	24	30	30
Total assets under management	30	37	37

The sale of FPUTM and FISMPF to FIS after 31 December 2000 did not impact the funds under management as FIS was already managing the funds on behalf of FPLO.

	Year Ended 31 December		
	1998 £m	1999 £m	2000 £m
Revenues			
Investment management fee income	72	96	115
Other income	6	7	10
Total revenues	78	103	125
Expenses			
Selling and administrative expenses	52	64	81
Other expenses	8	8	8
Total expenses	60	72	89
Profit on ordinary activities before tax and equity minority interests	18	31	36

The table above shows the results of the Asset Management business comprising FIS, FPUTM and FISMPF. The profit on ordinary activities is shown before tax and equity minority interests of 37 per cent. as shown in the Accountant's report in Part 9 of this Prospectus.

Assets under management and total revenues

Assets under management increased by £7.4 billion from £30.0 billion in 1998 to £37.4 billion in 2000.

The £30.0 billion of assets under management in 1998, includes approximately £5.0 billion resulting from the acquisition of London and Manchester's asset management business. The £7.4 billion increase between 1998 and 2000 was due to a combination of market movements and new business gains during 1999 and 2000.

Assets under management increased marginally from £37.3 billion in 1999 to £37.4 billion in 2000. The Group was able to maintain its level of assets under management due to its business mix and net new money offsetting declines in worldwide equity markets.

Total revenues increased from £78 million in 1998 to £103 million in 1999 and to £125 million in 2000. The increase in revenues from 1998 to 1999 and from 1999 to 2000 is substantially due to increased investment management fee income.

The increase in investment management fee income from 1998 to 1999 is due to (i) the merger between the Asset Management business of FPLO and Ivory & Sime plc on 17 February 1998, which resulted in the 1999 results containing a full twelve months of the merged business; (ii) the acquisition of London and Manchester Group plc; (iii) the rise in equity market values during the year; and (iv) new business gains during the year.

The rise in investment management fee income from 1999 and 2000 represents (i) a full twelve months' revenues in respect of business gained during 1999; (ii) revenues on new business gains during 2000; and (iii) equity market values which for most of 2000 were higher than during 1999. The Group's UK institutional market generated new business, which accounted for an increase of £394 million in assets under management during the year. Furthermore, the Group's investment trust and venture capital trust business experienced growth in new business in 2000. During the year, Ivory & Sime ISIS Trust won a continuation vote and a further fund raising was achieved, which doubled the size of this Trust to £102 million at 31 December 2000.

Total expenses

Total expenses increased from £60 million in 1998 to £72 million in 1999 and to £89 million in 2000. The increase is due to selling and administrative expenses increasing from £52 million in 1998 to £64 million in 1999 and to £81 million in 2000. The increase in selling and administrative expenses

during 1999 is due to the combined effect of a full twelve months of the merger of FPLO's Asset Management business with Ivory & Sime plc in February 1998 and the acquisition of London and Manchester Group plc in September 1998.

The increase in selling and administrative expenses during 2000 is due to (i) an increase in average headcount from 407 to 529 during the year, (ii) certain one-off costs in relation to the move by FIS to new premises and preparation for entry into the mainstream retail investment market and (iii) increased costs associated with a higher volume of unit trust sales during 2000.

7.2.5 Pro forma consolidated modified statutory solvency balance sheet

The pro forma consolidated balance sheet set out below is based on a summary of the Group's consolidated balance sheet at 31 December 2000, which has been extracted from the pro forma balance sheet as presented in Part 10 of this Prospectus. It is prepared for illustrative purposes only and, because of its nature, cannot give a complete picture of the financial position of the Group. The adjustments illustrate the effect of the Flotation Proposal on the assumption that approximately £1,375 million of net new capital (after expenses of £125 million) is raised for the Group under the Offers. The shareholders' net assets as stated below do not include the present value of the in force business of the Group's Life and Pensions business except for the amount relating to the acquired operations purchased prior to 31 December 2000.

	At 31 December 2000 £m	*Adjustments* £m	*Pro forma financial information* £m
	(Note 1)	*(Note 2)*	
Assets			
Goodwill	252		252
Investments	21,696	1,375[(a)]	23,071
Present value of acquired in force business	136		136
Assets held to cover linked liabilities	9,617		9,617
Reinsurers' share of technical provisions	753		753
Debtors, pension and other assets	1,348		1,348
Total assets	33,802	1,375	35,177
Capital and reserves			
Share capital and share premium		1,375[(a)]	1,375
Profit and loss reserves		600[(b)]	600
Pension reserve		259[(b)]	259
Total shareholders' net assets		2,234	2,234
Equity minority interests	30		30
Total capital and reserves	30	2,234	2,264
Liabilities			
Subordinated liabilities	215		215
Fund for future appropriations	3,516	(859)[(b)]	2,657
Technical provisions including for linked liabilities	28,892		28,892
Provisions for other risks and charges	326		326
Creditors, accruals and deferred income	823		823
Total liabilities	33,772	(859)	32,913
Total capital and reserves and liabilities	33,802	1,375	35,177

Notes:

1 Extracted from the pro forma financial information as set out in Part 10 of this Prospectus.

2 The adjustments set out are in respect of:

(a) New capital for the Group to be raised under the Offers of £1,500 million less the estimated expenses of the Flotation Proposal of £125 million. The new capital will result in the issue of Ordinary Shares. The cash proceeds from the capital raised will initially increase the invested assets. The Demutualisation Share Allocation of approximately 944 million Demutualisation Shares with a nominal value of £94 million increases share capital with a corresponding reduction in share premium.

(b) The adjustment reflects the excess assets in the Non Profit Fund attributable to shareholders, assuming the Effective Date was 31 December 2000. This amount represents the profit and loss and pension reserves of the Friends Provident Group at 31 December 2000. The distributable reserves of Friends Provident plc will be zero as of the Effective Date.

3 No adjustment has been reflected above for the initial contingent loan of £50 million, as described in paragraph 7.3 below. This loan will reduce the opening profit and loss reserves and increase the Fund for future appropriations on the Effective Date.

7.2.6 Liquidity and capital resources

Liquidity requirements

The Group operates a treasury function which has overall responsibility for managing capital funding as well as cash and liquidity positions.

The Group's principal cash requirements are the payment of claims, bonuses paid related to the With Profits business, the servicing of debt and the payment of group expenses.

The Group's total borrowings as at 31 December 2000 are repayable as follows:

	2000 £m
Within one year or on demand	123
Between one and two years	346
Between two and five years	53
In five years or more	215
	737

Of the Group's total borrowings at 31 December 2000, £346 million relates to margin loans, in respect of assets held to back guaranteed retail products, which bear interest at a variable rate linked to London Inter Bank Offer Rate (LIBOR). These loans mature between one and two years, however, they may become repayable earlier depending on the movement of the asset price. The Group also has outstanding £215 million of 9.125 per cent. Undated Subordinated Guaranteed Bonds. Redemption is at the option of the company and is not generally allowable prior to 25 November 2006. The bonds are guaranteed on a subordinated basis by FPLO after payment of the claims of FPLO's senior creditors including all policyholders. The proceeds of the issue were loaned to FPLO on the same interest, repayment and subordination terms as those applicable to the bonds. From the Effective Date, FPLP will replace FPLO as the guarantor of the Subordinated Debt.

The remaining outstanding borrowings comprised £99 million in bank overdrafts, £24 million in loan notes that bear interest at a variable rate of 0.5 per cent. per annum below LIBOR and a debenture loan carried at £53 million that is repayable in November 2004 at par, with interest at 8.125 per cent. per annum and which is secured by a bank deposit of £54.4 million which matures in November 2004.

Liquidity sources

The Group held cash of £209 million, £320 million and £249 million at 31 December 1998, 1999 and 2000, respectively. The principal sources of liquidity are premiums and the return on invested assets.

Borrowings and credit facilities

The Group has credit facilities in place in the form of overdraft arrangements to enable efficient liquidity management.

Recourse to the equity markets

The Group does not have any intention in the foreseeable future of raising additional capital through recourse to the equity markets subsequent to Admission. The Board believes that liquid assets, net cash provided by operations and capital raised at the time of Admission will enable it to continue to meet operating requirements.

Cash flows

FRS 1 (Revised 1996) requires the long term business cash flows to be included in the cash flow statement only to the extent of cash transferred to and available to meet the obligations of the shareholders of the Group.

The cash flows presented in the Accountant's report in Part 9 of this Prospectus represent actual net cash flows of the Asset Management business together with an allocation of cash representing amounts which have been transferred to the non-technical account in respect of Life and Pensions profits attributable to shareholders adjusted for non cash items.

The Board believes information given in this section of the Prospectus is sufficient to provide an understanding of the Group's ability to meet its current obligations.

7.2.7 Solvency and capital adequacy margins

Each life insurance company is subject to regulation in the country in which it operates. The life insurance industry in the United Kingdom is regulated by the Insurance Companies Act 1982 (the "ICA"). Under the terms of the ICA, a company carrying on long term business must be in a position at all times to meet its liabilities.

In addition to needing to have assets to cover the minimum value of policy liabilities, a life insurance company in the United Kingdom is required to have additional assets to cover at least the statutory capital adequacy requirements so as to ensure that the company has sufficient assets to meet its liabilities in specified adverse circumstances.

While the Group maintains adequate reserves, in 1999 FPLO entered into a stop loss financial reassurance contract with a number of Triple A rated reassurers in order to improve its financial flexibility. The contract provides for a maximum drawdown amount of £1 billion with FPLO having the option to alter the drawdown amount at any time in the first five years. The amount increases in line with valuation interest rates and payments made to the reassurers and may be reduced by other factors arising from the experience of FPLO. At 31 December 2000, £600 million had been drawn down.

In accordance with the terms of the reassurance contract, the Group has negotiated a new contract which will take effect, from the Effective Date. The initial maximum drawdown is £600 million and the reassurers are only liable in the event the With Profits Fund of FPLP fails to generate sufficient surpluses to meet its final life policy claim payments.

Each life insurance company in the Group met the solvency margin requirements applicable to it at 31 December 2000.

7.2.8 Distributable profits

Distributable profits will be generated by:

- profits arising from non life insurance companies owned by and including Friends Provident plc;
- transfers to the Shareholder Fund arising from one-ninth of the cost of bonuses in respect of conventional With Profits business; and
- transfers of surplus out of the Non Profit Fund as determined by the Directors on the advice of the Appointed Actuary.

The distributable reserves of Friends Provident plc will be zero as of the Effective Date.

The FSA annual return is prepared in accordance with the statutory solvency basis. Surplus emerging on the Life and Pensions business is determined on a statutory solvency basis. The statutory solvency basis differs from the modified statutory solvency basis because it excludes acquired goodwill, present value of acquired in force business, deferred acquisition costs and other valuation differences between the modified statutory solvency and statutory solvency basis of accounting.

7.3 New Group structure

Structure

A new holding company, Friends Provident plc, has been established and this company will own the entire share capital of FPLP. The Demutualisation Shares allocated to Members will be shares in Friends Provident plc.

On the Effective Date, the business of FPLO will be transferred to a new life insurance company, FPLP, under the UK Scheme. The UK Scheme also sets out in detail how the business is to be allocated within FPLP and how the affairs of FPLP, as regards that business, are to be conducted.

FPLP will establish a long term business fund and a Shareholder Fund. Within the long term business fund of FPLP there will be two sub-funds, the With Profits Fund and the Non Profit Fund. Appropriate assets will be allocated to the With Profits Fund, having regard to its policyholder, and other, liabilities. All liabilities in respect of the existing business including non profit business will be placed in the With Profits Fund, with limited exceptions. The principal exceptions are certain taxation liabilities, liabilities in respect of the review of mis-selling of pensions policies and the liability in respect of an issue of subordinated debt by a subsidiary of FPLO. All liabilities in respect of PHI business and the unit linked funds relating to unit linked life policies will be reassured to the Non Profit Fund. The unit linked pension liabilities will be reassured to Friends Provident Corporate Pensions Limited, which will be a subsidiary of the Shareholder Fund. The Non Profit Fund will consist of the total net assets of FPLO, less the assets allocated to the With Profits Fund and the Shareholder Fund.

The effect of the structure is that surplus from existing FPLO business, other than PHI business, will emerge in the With Profits Fund. Assets of the With Profits Fund equal to 60 per cent. of the surplus arising from specified blocks of the existing business in the With Profits Fund will be transferred to the Non Profit Fund as any surplus emerges, for the benefit of shareholders. Accordingly, for the purposes of the embedded value calculation and the Accountant's report set out in Part 9 of this Prospectus, 60 per cent. of the embedded value and surplus emerging on these blocks of business will be recognised as being attributable to shareholders. Transfers of one-ninth of the cost of bonuses in respect of conventional With Profits business will be made to the Shareholder Fund or the Non Profit Fund, and will thus also be recognised as being attributable to shareholders. New non profit, unit linked, PHI and unitised With Profits business written by the Group will be 100 per cent. attributable to shareholders after the Effective Date as will the risks and rewards of deteriorations or improvements in the cost of administering the in-force business.

Future management

From the Effective Date, the business of FPLO transferred to FPLP will be managed in accordance with the UK Scheme, and in accordance with Principles of Financial Management established to preserve the reasonable expectations of holders of policies transferred from FPLO. The UK Scheme contains few provisions applicable to new business after the Effective Date.

New business

After the Effective Date, new business will generally be allocated to the Non Profit Fund and the investment element of new unitised With Profits business will then be reassured to the With Profits Fund. All new pension business, other than With Profits business, will be reassured to Friends Provident Corporate Pensions Limited.

In addition:

- the board of directors of FPLP will retain the discretion to write or reassure any policy in or to the With Profits Fund; and
- increments to policies that have been allocated to the With Profits Fund will continue to be written in that Fund.

Expense allocations and charges to be borne by the With Profits Fund

The UK Scheme contains detailed provisions in respect of the maintenance and termination, and investment management expenses which will be allocated to the With Profits Fund in respect of policies transferred from FPLO.

For the period from the Effective Date up to 31 December 2009, maintenance and termination expenses will generally be based on those incurred by FPLO in 2000, increased each year by the change in the Retail Prices Index plus one per cent. per annum. The exception is for business formerly carried on by Friends Provident (London & Manchester) Assurance Limited, for which expenses will be based on the existing terms applicable to that business. Amounts charged to the With Profits Fund in respect of investment management shall be at a fixed percentage for the same period at the levels currently being incurred by FPLO.

After 31 December 2009, amounts charged to the With Profits Fund in respect of maintenance and termination of policies transferred from FPLO, and investment management, will not exceed the charges for similar services made by other life insurance companies and will not significantly exceed the cost which would be incurred by the With Profits Fund if FPLP were to undertake such services itself and the only business of FPLP were that comprised in the With Profits Fund.

The effect of these arrangements is that the risks and rewards of deteriorations or improvements in the cost of administering the in-force business will accrue to shareholders.

Contingent loans

The UK Scheme requires support to be provided from the Non Profit Fund to the With Profits Fund by means of contingent loans. In particular, an initial contingent loan will be made immediately after the Effective Date in the sum of £50 million. Repayment of this initial contingent loan will be dependent on certain tests set out in the UK Scheme.

Controls on transfers from the Non Profit Fund

For the period from the Effective Date up to 31 December 2020, the UK Scheme contains controls on the aggregate amount of surplus which may be transferred from the Non Profit Fund to the Shareholder Fund. These controls protect the security of the benefits in respect of the policies transferred from FPLO and are in addition to restrictions provided under relevant legislation. The effect of these controls is, broadly, to restrict such transfers to the aggregate of:

- amounts representing the transfers of assets equal to 60 per cent. of the surplus arising from specified blocks of existing business, together with any transfers of one-ninth of the cost of bonus on conventional With Profits business (to the extent not transferred directly from the With Profits Fund), in each case as referred to under "Structure" above;
- amounts representing the amortisation of surplus assets (determined on the basis used in valuation returns to the FSA) in the Non Profit Fund immediately after the Effective Date and the amortisation of the surplus realised on the disposal to Friends Provident plc of certain subsidiaries, including FIS;
- the amount representing the surplus realised on the disposal of FPCP to the Shareholder Fund; and
- other amounts of surplus which arise in the future.

7.4 Capital raising and use of proceeds

Friends Provident intends to raise approximately £1,375 million of net new capital at the time of Admission. An amount of £200 million will be retained in Friends Provident plc for general corporate purposes, approximately £1,000 million will be held in the Non Profit Fund and the balance will be held in other group subsidiaries. The new capital will improve FPLP's financial strength and support the writing of new business.

Approximately £540 million of the capital in FPLP will represent proceeds from the transfer of subsidiaries, including the Group's shareholding in FIS and Friends Provident Corporate Pensions Limited, which are being transferred from a subsidiary of the Non Profit Fund to Friends Provident plc and the Shareholder Fund respectively.

It is initially intended that the total capital raised will be invested broadly 75 per cent. in equities and 25 per cent. in cash and fixed income securities. The Group will use the increased financial strength provided by the new capital raised to continue to pursue organic growth and its strategy of selective acquisitions.

7.5 Dividends

The Board intends that the first dividend to be paid following Admission will be in respect of the period from Admission to 31 December 2001, which is expected to be paid in May 2002. The dividend is likely to represent approximately one half of the total dividend which the Board would have expected to recommend for the year ended 31 December 2001 had Friends Provident plc been listed throughout the year. Subsequently, it is intended that interim dividends will be paid in November and final dividends will be paid in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend.

Assuming that the Flotation Proposal had been effective at the beginning of 2000, the Board would have expected to recommend a total dividend for the year ended 31 December 2000 of 6.6 pence per share which, based on the Mid-Range Price, equates to a total dividend of approximately £104 million. Having regard to the performance of the Group, the Board intends to follow a progressive dividend policy.

7.6 Current trading and prospects

New business sales so far during 2001 have been lower than those achieved in the equivalent period in 2000, as evidenced by the first quarter 2001 new business figures as set out in paragraph 7.2.4 "Results of operations".

The Board believes that FPLO's existing single A range credit rating has held back the Group's ability to gain new business from IFAs that it otherwise could have expected to obtain, based on FPLO's overall market position and competitive strengths. This position has been exacerbated as a result of the recent difficulties experienced by certain UK life insurers. The Group has seen a trend amongst IFAs to place business with companies which have a credit rating at least in the AA range as an independent measure of financial strength. The Board expects that following Admission, which will increase the Group's financial strength through the introduction of new capital and the likelihood that Friends Provident Life and Pensions will be assigned an AA– financial strength rating by Standard & Poor's and an A1 or Aa3 credit rating by Moody's, this situation will improve.

In common with other life insurance companies that have demutualised, the Board believes that trading has also been affected by the demutualisation process which has led to uncertainty amongst IFAs over the Group's ability to handle the administration of new business during the process. Following demutualisation this factor will no longer be relevant and the Board expects new business to recover.

In line with the market, the Group has experienced lower sales of savings and investment products in the year to date due to the depressed and volatile investment markets. Sales of corporate pension products, while higher than in the same period in 2000 were adversely affected, in the Board's view, because the market was awaiting the introduction of Stakeholder pensions from 6 April 2001.

While new business sales are expected to improve following Admission, the Board believes that it is not realistic to assume that new business sales in 2001 will recover to the levels experienced during 2000. A larger proportion of the Group's business has arisen from Group pensions business where sales of Stakeholder Style products have significantly increased, but gross margins are lower than those on savings and investment products. In addition, the fixed cost element of new business infrastructure causes a reduction in margins when sales volumes fall as they have so far in 2001. As a result of these factors the value added by new business in the first half of 2001 is expected to be lower than in the second half of 2001 and the value added by new business in 2001 as a whole is expected to be significantly lower than in 2000.

The Board believes that the strength of its business platform, together with the listing which will introduce new capital and thus improve its financial strength, will result in the Group being well positioned to take advantage of developments in the UK life and pensions market and achieve its strategic objectives. The Board is confident of the Group's prospects for sustained growth in the future.

Part 8 – Consulting Actuaries' report

The following is the text of the report by B&W Deloitte regarding the Life and Pensions business of the Friends Provident Group.

B&W Deloitte
Stonecutter Court
1 Stonecutter Street
London
EC4A 4TR

B&W Deloitte

The Directors
Friends Provident plc
Pixham End
Dorking
Surrey
RH4 1QA

The Directors
Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

12 June 2001

Dear Sirs

Purpose of Report

We set out below our report on the Friends Provident Group which has been prepared for the purpose of the proposed demutualisation and flotation.

This report addresses the following calculations:

- the adjusted shareholders' net worth of the Friends Provident Group at 31 December 1998, 1999 and 2000;
- the value of in-force Life and Pensions business at 31 December 1998, 1999 and 2000;
- the value added by new Life and Pensions business written in 1999 and 2000; and
- the achieved profit of the Life and Pensions business for 1999 and 2000.

The embedded value of the Friends Provident Group comprises the sum of the adjusted shareholders' net worth and the value of in-force Life and Pensions business.

The embedded value at 31 December 2000 has been calculated on the assumption that the proposed demutualisation took place on that date. The value added by new business written in 1999 and 2000 has similarly been calculated on the basis that the new Life and Pensions business was written in a proprietary company and is stated on a basis consistent with that which will apply within the Friends Provident Group in the future.

The embedded values at 31 December 1998 and 31 December 1999, and the achieved profit for 1999 and 2000, have been estimated on the basis that:

- the Group had operated according to the post flotation structure over the period 31 December 1998 to 31 December 2000 ending with the balance sheet position at 31 December 2000; and
- appropriate account has been taken of the actual commercial, demographic and financial experience of the Friends Provident Group throughout this period.

Summary of proposed structure

There will be two funds under the proposed structure within the long term business fund of FPLP, the With Profits Fund and the Non Profit Fund. All actuarial liabilities in respect of the existing business will be placed in the With Profits Fund. The actuarial liabilities relating to PHI policies and the unit linked funds relating to linked life business will be reassured to the Non Profit Fund. The unit linked funds relating to linked pension liabilities will be reassured to Friends Provident Corporate Pensions Limited, which will be a subsidiary of the Shareholder Fund.

The effect of the structure is that surplus from existing FPLO business, other than PHI business, will emerge in the With Profits Fund. Assets of the With Profits Fund equal to 60 per cent. of the surplus arising from specified blocks of the existing business will be transferred to the Non Profit Fund as it emerges for the benefit of shareholders. These specified blocks of existing business comprise the in force non profit, unit linked and unitised With Profits policies. Accordingly, 60 per cent. of the embedded value of these blocks of business will be recognised as being attributable to shareholders. Transfers in respect of new and existing conventional With Profits business (one-ninth of the cost of bonuses) will be made to the Shareholder Fund or the Non Profit Fund and will thus be recognised as being attributable to shareholders.

With Profits Fund

Assets equal to the sum of the following items will be allocated to the With Profits Fund:

- asset shares in respect of With Profits policies, allowing for past and potential future enhancements[1] (to reflect profits from non profit business and other sources);
- the Bonus Smoothing Account[1];
- the present value of one-ninth of the cost of projected future bonuses on conventional With Profits business, together with an allowance for taxation of these amounts;
- the mathematical reserves for the non profit business, excluding PHI and the unit linked funds relating to unit linked liabilities;
- an amount for the potential costs of guaranteed annuity options on certain With Profits pension business[1];
- an amount to meet that portion of the management charges on unitised With Profits business which cannot be levied against the asset shares for those policies because of past practice on the level of charges; and
- other insurance and non insurance liabilities, including tax on unrealised capital gains on assets allocated to the With Profits Fund, but excluding repayment of the Subordinated Debt, which will be allocated to the Non Profit Fund.

Note:

1 The Group intends to allocate a contingency amount, currently estimated at £1,050 million to the With Profits Fund, of which £500 million will be specifically allocated for the potential costs of guaranteed annuity options. The remainder of this amount will be utilised to fund the Bonus Smoothing Account and potential future enhancements to asset shares, as well as additional guaranteed annuity option costs, should the amount specifically set aside prove inadequate.

Shareholder Fund and Non Profit Fund

Assets not allocated to the With Profits Fund (with the exception of intellectual property rights of FPLP which are allocated to the Shareholder Fund) are allocated to the Non Profit Fund. The Non Profit Fund liabilities will comprise the mathematical reserves for PHI policies and the unit linked funds relating to linked life business, the provisions for pensions mis-selling and the Subordinated Debt.

Embedded Value

An embedded value of a life insurance company is defined as the sum of the shareholders' net worth and the value of in-force business. It excludes any value attributed to future new business. For Friends Provident Group the shareholders' net worth is adjusted so as to comprise the market value of the Shareholder Fund, the pension fund surplus on a Financial Reporting Standard 17 ("FRS 17") basis and any surplus attributable to shareholders within the long term business fund. The adjusted shareholders' net worth at 31 December 2000 has been determined assuming the demutualisation and Flotation Proposal took effect at that date, with assets and liabilities allocated to the With Profits Fund, Non Profit Fund and Shareholder Fund in accordance with the UK Scheme. At prior year ends the adjusted shareholders' net worth, excluding the additional pension asset on an FRS 17 basis, has been estimated assuming that the Group had operated according to the post Effective Date structure over the period for which results are shown, ending with the balance sheet position at 31 December 2000.

The value of in-force business is the present value of all future after tax distributable surplus attributable to shareholders, adjusted where appropriate for the cost of maintaining solvency capital equal to the required minimum margin of solvency under UK regulations. The cost of maintaining solvency capital has been calculated as the excess of the nominal amount of the required minimum margin of solvency over the present value of the projected release of the solvency margin and investment earnings on the assets deemed to back the solvency margin.

The following components of the value of in force business have been calculated for the proposed structure:

- the present value of transfers to shareholders in respect of conventional With Profits business equal to one-ninth of the cost of projected future bonuses;
- the present value of charges less expenses and cost of risk benefits for unitised With Profits business, assuming fund management charges on asset shares equal to those on equivalent unit linked contracts; and
- the present value of future statutory surpluses for non profit, PHI and unit linked business.

The With Profits business has been valued assuming that assets attributable to With Profits policyholders are distributed to existing With Profits policyholders using bonus rates consistent with economic assumptions and with FPLO's bonus policy.

The assumptions used to calculate the embedded values are described later in this report.

The additional pension asset calculated in accordance with the provisions of FRS 17, less the Statement of Standard Accounting Practice 24 ("SSAP 24") asset, is shown separately. The expenses used in the calculation of the value of in force business make allowance for the pension service charge on an FRS 17 basis.

The table below shows the embedded value of the Friends Provident Group at 31 December 1998, 1999 and 2000 on the basis described above:

	1998 £m	1999 £m	2000 £m
Net asset value of Asset Management business, including acquired goodwill	49	62	74
Adjustment of Asset Management business to market value	110	211	404
Market value of Asset Management business	159	273	478
Additional pension asset on an FRS 17 basis (net of deferred tax)[1]	185	270	212
Other net assets	158	170	60
Adjusted shareholders' net worth	502	713	750
Value of in-force Life and Pensions business	1,262	1,449	1,557
Embedded value	1,764	2,162	2,307

[1] The total pension asset at 31 December 2000 amounted to £259 million of which £47 million, included in other net assets, represents the pension asset under SSAP 24 and £212 million represents the additional pension asset on an FRS 17 basis.

As explained above, the value of in-force non profit, unit linked and PHI business has been calculated after allowing for the cost of solvency capital. Solvency capital in relation to With Profits business is assumed to be covered by the surplus in the With Profits Fund. Consequently no cost for this has been allowed for in the value of in-force business. The deduction for the cost of solvency capital allowed for in the above value of in-force business for 2000 is £17 million.

The risk discount rates used to calculate the values of in-force business in the above table are 7.0 per cent. per annum in 1998, 7.7 per cent. per annum in 1999 and 7.2 per cent. per annum in 2000. These rates are consistent with those used by other life insurance companies reporting embedded values in the UK. They are not necessarily the discount rates which might be used by a particular investor; factors such as taxation, an investor's own requirements and his assessment of the risks involved will influence the choice of risk discount rate for any individual investor.

The value of in force business at the end of 2000 calculated using a risk discount rate of 8.2 per cent. per annum is £1,454 million, all other assumptions remaining unchanged. If the assumed rate of investment return on equities and properties was 1 per cent. per annum higher, the value of in-force business at the end of 2000 would be £1,613 million, all other assumptions remaining unchanged.

The table below presents the movement in the embedded value of the Group for 1999 and 2000:

	1999 £m	2000 £m
Opening embedded value	1,764	2,162
Achieved Life and Pensions profit before tax	324	(15)
Attributed tax	(97)	5
Achieved Life and Pensions profit after tax	227	(10)
Total return on Asset Management business[1]	86	213
Movement in the additional pension asset on an FRS 17 basis (net of deferred tax)	85	(58)
Movement in the embedded value	398	145
Closing embedded value	2,162	2,307

[1] The total return on the Asset Management business includes dividend payments of £7 million and £8 million in 1999 and 2000 respectively. In addition, there was a capital injection of £35 million in 1999.

Value added by new business

The value added by new business written in a year is the present value, at the point of sale, of the projected stream of after tax distributable surplus attributable to shareholders arising from that business. After the Effective Date 100 per cent. of new non profit, unit linked and unitised With Profits business will be attributable to shareholders. For illustrative purposes, the table below reflects 100 per cent. of the value of this business. Increments on conventional With Profits business have been valued as the discounted value of one-ninth of the cost of projected future bonuses and are included within the new business value. The values shown for 1999 and 2000 have been calculated using the same assumptions and risk discount rates as those used to determine the embedded values as at 31 December 1999 and 2000 respectively. The cost of holding solvency capital equal to the required minimum margin of solvency under UK regulations, as previously described, is shown separately.

	1999 £m	2000 £m
Value added by new business before tax	100	79
Cost of solvency capital	(6)	(6)
Effect of pension service charge	(10)	(10)
Value added by new business before tax (and after the cost of solvency capital and effect of pension service charge)	84	63
Attributed tax	(25)	(19)
Value added by new business after tax	59	44

No cash contributions to the Friends Provident Pension Scheme are anticipated within the foreseeable future because of the size of the surplus in the scheme. Consequently the value added by new business before tax shown in the above table makes no allowance for the cost of pension scheme contributions. The value added by new business before tax (and after the effect of pension service charge) makes allowance for that part of the pension service charges, calculated in accordance with FRS 17, attributable to new business.

The value added by new Life and Pensions business in 2000 (before tax, cost of solvency capital and effect of pension service charge) calculated using a risk discount rate of 8.2 per cent. per annum is £56 million, and its value assuming a rate of return on equities and properties 1 per cent. per annum higher is £89 million, all other assumptions remaining unchanged.

Achieved profit

The change in the embedded value over a year, adjusted for dividends paid and capital injected, provides a measure of a life insurance company's performance during the year. It is often referred to as the achieved profit.

In calculating the achieved profit we have complied in all material respects with the draft guidance on achieved profit reporting issued in December 1999 by the Association of British Insurers. The guidance aims to provide a realistic method for recognising shareholders profits from long term business. The guidance is still under development and in certain instances it does not fully cover the current situation. In particular:

- in dealing with Stakeholder Style pension business, where premiums are paid by means of a direct debit, the business has been treated as periodic premium business; and
- the guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. Friends Provident has hitherto been a mutual company and hence has not paid any shareholder tax; we have used the full standard rate of corporation tax to gross up the after tax profits. The rate used in the future may differ.

Achieved profit comprises the following:

- the value added by new Life and Pensions business;
- the expected return on shareholders' net worth at the start of the year;
- the expected return on the value of in force Life and Pensions business at the start of the year;
- the effect of changes in assumptions regarding future operating experience together with the differences between the actual experience in the year and the assumptions used to calculate the embedded value;
- the variation from longer term investment return, reflecting the impact of investment returns in the year differing from embedded value assumptions at the start of the year; and
- the effect of changes in economic assumptions, for example the expected level of future investment returns, expense inflation and the risk discount rate used to calculate the value of in force business.

The value added by new Life and Pensions business contributing to the achieved profit for 1999 and 2000 comprises the value of PHI and one-ninth of the cost of bonuses on conventional With Profits business, together with 60 per cent. of the value of non profit, unit linked and unitised With Profits business. This reflects the historical financial effect of the proposed structure for FPLP. After the Effective Date, 100 per cent. of the value added by all new Life and Pensions business will accrue to shareholders.

The movement in the additional pension asset on an FRS 17 basis has been excluded from the achieved profit and is shown separately in the above table setting out the movement in the embedded value of the Group for 1999 and 2000.

The components of the achieved profit of the Life and Pensions business for 1999 and 2000, grossed up at the full standard rate of corporation tax, are shown below:

	1999 £m	2000 £m
Value added by new business attributable to the Non Profit Fund[1]	61	46
Cost of solvency capital and pension service charge	(10)	(10)
Value added by new business attributable to the Non Profit Fund (after the cost of solvency capital and pension service charge)[1]	51	36
Expected return on shareholders' net worth[2]	14	16
Profits from in-force business		
– expected return	133	162
– effect of changes in operating assumptions and experience variances	(10)	(113)
Achieved Life and Pensions operating profit before tax	**188**	**101**
Variation from longer term investment return	50	(90)
Effect of economic assumption changes	86	(26)
Achieved Life and Pensions profit before tax	324	(15)
Attributed tax	(97)	5
Achieved Life and Pensions profit after tax	227	(10)

[1] The value added by new business attributable to the Non Profit Fund represents:

- 60 per cent. of the total value added by new non profit, unit linked and unitised With Profits business. After the Effective Date, 100 per cent. will be attributable to shareholders;
- 100 per cent. of total value added by new PHI business; and
- the value of one-ninth of the cost of projected bonuses on new conventional With Profits business.

[2] Excludes expected return on additional pension asset and expected return on Asset Management business. These are included in the movement in the embedded value.

Assumptions

The assumptions used (other than those used for the calculation of the additional pension asset) have been determined by B&W Deloitte and agreed with the Friends Provident Group. The main assumptions are described below. Assumptions used to calculate the pension asset are described in Part 9 of this Prospectus.

Economic assumptions

The gross rates of return on gilts have been assumed to be equal to the gross redemption yields on the 15 year gilt index at the relevant valuation date. For in-force non profit business, the gross redemption yields on the backing fixed interest securities have been used as the basis for the assumption of the future rate of investment return, adjusted appropriately to allow for credit risk on non-government backed securities.

The table below shows the principal economic assumptions used in the calculation of the value of the in force business and the value added by new business:

	1998 %	1999 %	2000 %
Risk discount rate	7.0	7.7	7.2
Investment returns before tax:			
Government fixed interest	4.5	5.2	4.7
Other fixed interest	5.0–5.6	5.7–6.3	5.2–5.8
Equities	7.0	7.7	7.2
Properties	7.0	7.7	7.2
Future expense inflation	3.4	4.1	3.6
Corporation tax rate	30	30	30

The assumed asset mix backing the With Profits business is the anticipated long term asset mix determined by the Appointed Actuary, and not the actual asset mix at the valuation date.

Expense assumptions

The expenses attributable to the Life and Pensions business have been analysed each year between acquisition, maintenance and investment related expenses, and allocated to the various product lines written by the Friends Provident Group. Exceptional expenses incurred in each year were separately identified and excluded from the derivation of maintenance expense assumptions. Maintenance expenses are assumed to increase in the future at a rate 1 per cent. per annum in excess of the assumed long term rate of retail price inflation. The assumed rates of expense inflation are shown in the table above. The assumed levels of commission paid to intermediaries are consistent with those paid by the Friends Provident Group in each year.

Although no cash contributions are currently being made to the Friends Provident Pension Scheme (and none are expected to be made for the foreseeable future), since the pension scheme surplus is included in the embedded values, the expense assumptions include allowance for pension service costs calculated in accordance with the provisions of FRS 17.

Demographic assumptions

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement have been derived from analyses of the Friends Provident Group's recent operating experience and industry studies.

Taxation

The allowance for tax in the embedded values and values of new business reflects the basis on which tax is expected to be paid following demutualisation and flotation. The rates of tax assumed are those applicable to UK life insurance companies at the valuation date. The achieved profit and values of new business have been grossed up at the full standard rate of corporation tax applicable at the respective valuation dates.

Miscellaneous

- The embedded value calculated at 31 December 2000 has been adjusted to allow for the potential impact of the introduction of Stakeholder pensions on the value of in force business and for the impact of additional lapses post demutualisation. These adjustments amount to £117 million and are included within the effect of changes in operating assumptions and experience variances for 2000;
- It has been assumed that there will be no changes to the methods and bases used to determine mathematical reserves and policy benefits;
- The value of in-force business makes no allowance for the payment of future premiums on recurring single premium contracts (except for Stakeholder Style pensions) or for non-contractual increments on existing policies. The value arising from these premiums is reflected in the value added by new business; and
- Stakeholder Style pensions contracts have been valued as periodic premium business where the policyholder has set up a direct debit for premium collection.

Opinion

In our opinion, subject to the reliances and limitations set out below, the methods and assumptions used to determine the embedded values at 31 December 1998, 1999 and 2000, the values added by new Life and Pensions business for 1999 and 2000 and the achieved profit of the Life and Pensions business for 1999 and 2000 are reasonable, consistent with the Friends Provident Group's recent operating experience and in accordance with the proposed structure and operation of the Group following Admission. The methods and assumptions have been applied consistently and, in the case of determining embedded values, comply with generally adopted principles. In calculating the achieved profit we have complied in all material respects with the current draft guidance issued by the Association of British Insurers.

Reliances and limitations

The calculations of the values shown in this report have either been performed by B&W Deloitte, or performed by Friends Provident Group and reviewed by B&W Deloitte, using computer models of Friends Provident Group's business. The methods and assumptions used for the calculations have been agreed between B&W Deloitte and Friends Provident Group. The assumptions made relate to the future operating experience and economic conditions. Changes to these assumptions could significantly affect the values shown in this report.

We have relied on data and information, including accounting data, supplied to us by the Friends Provident Group, and on data from other sources. While we have reviewed the data and information for reasonableness, we have not performed detailed checks on all the data and information received. We have in particular relied on:

- the accuracy and completeness of the computer models used for the calculations (although we have carried out certain checks on some of those models and made changes where necessary), and on tables and data, including policy data used for the embedded value and new business value calculations;
- the historical data used for the calculation of asset shares;
- the value placed on the shareholders' net worth of the London and Manchester Group;
- the values of the Life and Pensions business written within London and Manchester Assurance Company Limited (subsequently renamed Friends Provident London & Manchester Assurance Limited) prior to the Schedule 2C Transfer on 4 January 2000 and of Friends Provident Corporate Pensions Limited, although we have performed some checks on those values and have reviewed the results for reasonableness;
- the valuation of the holdings in Eureko and Eurapco companies;
- the valuation of Friends' Provident Unit Trust Managers Limited at the end of 1998 and 1999. This company was sold to Friends Ivory & Sime for £104 million on 2 March 2001 and we have used this value at the end of 2000;
- the valuation of Friends Ivory & Sime Managed Pension Funds Limited at the end of 1998 and 1999. This company was sold to Friends Ivory & Sime for £25 million on 2 March 2001 and we have used this value at the end of 2000;
- the value of the assets transferred to Royal Liver Assurance in respect of the transfer of FPLO's industrial branch business, which took place on 31 March 2001;
- the values placed on the surpluses in the Friends Provident Pension Scheme, calculated in accordance with the provisions of FRS 17; and
- an assessment of the basis on which future tax is expected to be paid in FPLP.

We have not reviewed the value of the assets held by the Friends Provident Group, nor have we reviewed the mathematical reserves or technical provisions held in respect of the Life and Pensions business, including the provision for pensions mis-selling.

Yours faithfully
For B&W Deloitte

Patrick O'Keeffe
Fellow of the Institute of Actuaries

Tim Sheldon
Fellow of the Institute of Actuaries

Part 9 - Accountant's reports

The following is the text of the accountant's reports on the Friends Provident Group and Friends Provident plc by PricewaterhouseCoopers :

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Friends Provident plc
Pixham End
Dorking
Surrey
RH4 1QA

The Directors
Friends' Provident Life Office
Pixham End
Dorking
Surrey
RH4 1QA

The Directors
Merrill Lynch
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

12 June 2001

Dear Sirs

Accountant's Report on the Friends Provident Group

We report on the financial information of Friends' Provident Life Office ("FPLO") and its subsidiaries ("the Friends Provident Group" or "the Group") set out below. This financial information has been prepared for inclusion in the Prospectus ("the Prospectus") of Friends Provident plc and is based on the audited financial statements of FPLO for the three years ended 31 December 2000.

Throughout the period under review, Friends Provident Life Office was a mutual company owned by its members.

The statutory accounts of FPLO recorded neither a profit nor a loss on the operation of its long term business because, under the mutual structure, all surpluses from the FPLO's business accrued to the benefit of With Profits policyholders through bonuses declared or through transfers to the Fund for future appropriations ("FFA").

This report comprises the consolidated financial information, including notes thereon, of the Group for the three years ended 31 December 2000, presented in such a way and after making appropriate adjustments, as to show the results which would have been attributable to shareholders had FPLO been a company owned by shareholders during the three year period.

Features of the Flotation Proposal

On the Effective Date, Friends Provident Life and Pensions ("FPLP") will establish a long term business fund, consisting of a With Profits Fund and Non Profit Fund, and a Shareholder Fund. The assets and liabilities transferred to FPLP will be split between the With Profits Fund, the Non Profit Fund and the Shareholder Fund. The profits on the business written in the Non Profit Fund are wholly attributable to shareholders. One-ninth of the cost of the bonus on the conventional With Profits business written in the With Profits Fund are attributable to shareholders with the remainder attributable to policyholders.

The assets of FPLO will be allocated amongst the With Profits Fund, Non Profit Fund and the Shareholder Fund. The value of the assets to be allocated to the With Profits Fund will be selected on an appropriate basis to match the applicable liabilities as determined by the Appointed Actuary of FPLO. All other assets, with the exception of intellectual property rights of FPLO (which are to be allocated to the Shareholder Fund), will be allocated to the Non Profit Fund.

All policies will be transferred to the With Profits Fund. Two categories of policies will be the subject of internal reassurance arrangements from the With Profits Fund to the Non Profit Fund immediately after the Effective Date, namely:

(i) all rights and liabilities arising under permanent health insurance policies written by FPLO prior to the Effective Date; and

(ii) the assets held to cover linked liabilities applicable to unit linked life insurance policies transferred under the UK Scheme.

The assets held to cover linked liabilities applicable to unit linked pension policies transferred under the Scheme are reassured to Friends Provident Corporate Pensions Limited ("FPCP"). Profits of FPCP are wholly attributable to shareholders.

Certain taxation liabilities, liabilities in respect of the review of misselling of personal pensions and the liability in respect of subordinated debt will be allocated to the Non Profit Fund.

The UK Scheme requires that, each year, assets equal to 60 per cent. of the statutory surplus emerging from that non profit business (which is transferred into the With Profits Fund on the Effective Date) will accrue to the shareholders. Following the Effective Date, all non profit business will be written in the Non Profit Fund and 100 per cent. of profits arising will accrue to shareholders. The Shareholders Fund will receive transfers from the With Profits Fund and Non Profit Fund as determined by the Appointed Actuary.

Basis of preparation

The long term business technical account and the non-technical account presented in the financial information in this report have been prepared to show those proportions of the transfers made to the FFA which would have been attributable to shareholders and With Profits policyholders respectively had the Friends Provident Group been owned by shareholders under the terms of the Schemes during the three year period.

For the purpose of preparing the financial information premiums, claims, related income, outgoings, assets and liabilities have been analysed between the With Profits Fund and the Non Profit Fund, in accordance with the Schemes as described in Part 18 of the Prospectus as described above. As all business is either written in or owned by the long term business fund of FPLO, all income and expenses are recorded in the long term business technical account.

The consolidated balance sheet does not reflect the capital and reserves that will arise on the Effective Date. Profits which would have been attributable to shareholders are reflected as a movement in the FFA.

The financial information has been prepared in accordance with accounting policies set out herein. Those accounting policies will be adopted by Friends Provident plc from the Effective Date.

The adjustments made are summarised below and are set out in detail in the Statement of Adjustments which is available for inspection as described in paragraph 15 of Part 14 of the Prospectus.

(a) Long term business provisions

The actuarial valuation bases adopted to value long term business provisions in the financial information are set out in note (e) of the accounting policies and in notes 21 and 22 of this Report. These are the bases which the life insurance subsidiaries of Friends Provident plc intend to adopt in future.

The valuation bases adopted have been applied on a consistent basis at each balance sheet date and in order to determine the opening position at 1 January 1998.

(b) Deferred acquisition costs

The basis for determining deferred acquisition costs in the financial information is set out in note (k) of the accounting policies. These are the bases which the life insurance subsidiaries of Friends Provident plc intend to adopt in future.

The bases adopted have been applied on a consistent basis at each balance sheet date and in order to determine the opening position at 1 January 1998.

(c) Profit and loss account items

Where it has been necessary to allocate underwriting transactions between With Profits Fund and Non Profit Fund in order to determine shareholders' profits, long term insurance premiums, claims and commissions and associated reinsurance have been derived from the accounting and actuarial records of FPLO by reference to the nature of the individual products giving rise to the transactions. Similarly, operating costs have been allocated to each business unit and, in the case of long term business, between With Profits Fund and Non Profit Fund, by reference to the records of FPLO.

Investment income and gains and losses on investments in each year have been allocated between policyholders and shareholders by reference to the return earned on the average funds resulting from the attribution of the Group's assets.

(d) Taxation

As a mutual, the Life and Pensions business of FPLO is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit which might arise in the shareholder environment. The tax credit attributable to the balance on the long term business technical account reflects the tax charge on the non life insurance subsidiaries that will be held outside the With Profits Fund. It is deducted in arriving at the balance on the long term business technical account.

(e) FRS17 'Retirement benefits', FRS 18 'Accounting policies' and FRS19 'Deferred tax'

These accounting standards have been implemented and applied consistently throughout the three year period as described in the accounting policies set out herein.

Responsibility

The financial statements of FPLO are the responsibility of the Directors of FPLO.

The Directors of FPLO are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the UK Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. Our work also

included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Friends Provident Group as at the dates stated and its results, total recognised gains and losses and cash flows for the periods then ended.

Accounting Policies

Introduction

The financial information set out below has been prepared for the purpose of the Prospectus in order to show the results which are attributable to the members of Friends' Provident Life Office ("FPLO"), as if the company had been a proprietary and not a mutual company during the three years ended 31 December 2000. Throughout this report, we describe the results attributable to members as the shareholder results. The financial information is based on the consolidated financial statements of FPLO after making appropriate adjustments.

The financial information has been prepared so far as is practicable, having regard to the basis of preparation, in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985 with the exception set out in note (c)(i) and in accordance with the Association of British Insurers' Statement of Recommended Practice on Accounting for Insurance Business ("ABI SORP") dated December 1998. The financial statements have also been prepared in accordance with applicable accounting standards as set out below.

The financial information within the Accountant's report on the Friends Provident Group comprises:

(i) A consolidated long term business technical account including all activities of FPLO;

(ii) A consolidated non-technical account, reflecting the profits which would have been attributable to shareholders on the bases described above;

(iii) A consolidated statement of total recognised gains and losses, reflecting the gains and losses which would have been attributable to shareholders on the bases described above; and

(iv) A consolidated balance sheet as presented in the financial statements of FPLO with no adjustment to show shareholders' capital and reserves. Note 20 details the movement in the FFA which shows the profits attributable to shareholders.

(v) A consolidated cash flow statement reflecting the cash flows which would have been attributable to shareholders on the basis described in note 29.

a. *Basis of consolidation*

The Group financial statements include the results and balance sheets of FPLO and its subsidiary undertakings each of which has a 31 December year end. The results of subsidiary undertakings acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. On acquisition of a subsidiary undertaking, all of its assets and liabilities at the date of acquisition are recorded at their fair values reflecting their condition at that date. The results of FPLO, its investment and property holding subsidiary undertakings and the technical accounts of the life assurance subsidiary undertakings are consolidated in the profit and loss account; the other results of subsidiary undertakings are included within the profit and loss account on a net of tax basis as set out in note 6.

b. *Goodwill*

Goodwill arising on consolidation is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal of a subsidiary or associated undertaking will take account of any attributable unamortised goodwill. Any amortisation or impairment charge is recorded in the long term business technical account within 'Other technical charges'. Prior to 1998, purchased goodwill was eliminated against reserves as a matter of accounting policy. Amounts previously written off to reserves have not been reinstated as an asset but will be charged to the profit and loss account on disposal of the business to which they relate.

c. *Valuation of investments*

Investments are shown in the balance sheet as follows:

(i) Land and buildings are valued each year on an open market basis, determined in rotation, approximately 90 per cent. by value by independent qualified valuers, principally DTZ Debenham Tie Leung and Insignia Richard Ellis who are both Chartered Surveyors, and 10 per cent. by value by Chartered Surveyors who are employees of the Group. Those properties which are occupied by the Group are valued on an existing use basis and with vacant possession.

In accordance with Statement of Standard Accounting Practice No. 19 (Investment Properties), no depreciation is provided in respect of freehold investment properties or amortisation in respect of leasehold properties with over 20 years to expire. This is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. However, these properties are held solely for investment purposes and the directors consider that systematic annual depreciation would be inappropriate. Depreciation or amortisation is only one of the factors reflected in the annual valuations of properties, and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. The accounting policy adopted is therefore necessary for the financial statements to give a true and fair view.

(ii) Interests in associated undertakings and participating interests which are held as part of the Group's investment portfolios are accounted for as other financial investments. Other associated undertakings are accounted for on the equity basis.

(iii) Unlisted investments, including those in participating interests, for which a market exists, are valued at the average price on the day at which they were last traded. Participations in investment pools are stated at the Group's share of the net assets of the investment pool. Other unlisted investments are valued by the directors having regard to their likely realisable value.

(iv) Listed and other quoted investments, including those in associated undertakings, are carried at market value at balance sheet date with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(v) Unit trusts are stated at the published bid prices at balance sheet date with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vi) All other investments have been valued at their likely realisable value at the balance sheet date.

(vii) Derivatives and financial instruments are included at market value under the category of investment to which the contract relates. No adjustment is made to the classification of existing investments to reflect the effect of the future settlement of these transactions. Unrealised gains and losses on derivatives and financial instruments attributable to the long term funds or held to cover linked liabilities are included in the long term business technical account.

d. **Fund for future appropriations**

In a mutual life company, the FFA comprises amounts which have not yet been allocated to policyholders. From the Effective Date, such amounts will partly be attributable to shareholders and partly be amounts that have not yet been allocated between shareholders and With Profits policyholders. The Accountant's Report reflects this by showing in note 20 the result attributable to shareholders in each financial year. Transfers between the FFA and the long term business technical account represent the changes in these amounts during the financial period.

e. **Long term business provision**

The long term business provision is derived from an actuarial valuation. For With Profits business, the calculation includes explicit allowance for vested bonuses, including those guaranteed as a result of the valuation at the balance sheet date. Implicit provision is made for certain future bonuses by means of a reduction in the valuation rate of interest. No explicit provision is made for terminal bonuses.

The basis adopted for this report has been refined from the financial statements of FPLO in order to reflect more appropriately the profits attributable to shareholders shown in this report. In particular, the valuation interest rate and the assumptions used to calculate the long term business provision have been revised to reflect a more precise estimate of the ultimate liability.

f. Foreign currencies

The results of foreign enterprises are translated at average exchange rates while their assets and liabilities are translated at year end rates. The resulting exchange differences arising within long term businesses are included within the long term business technical account and form part of the transfer to the FFA.

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling on the date on which the transaction occurs. All resulting exchange gains or losses are included within the long term business technical account.

g. Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums is accounted for on a cash basis. Premiums in respect of linked business are accounted for when the policy liabilities are created. For all other classes of business, premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment. Further details relating to the classification of new business premiums are included in note 1.

h. Pension costs

Pension schemes are in operation for employees of certain subsidiary undertakings. The principal scheme (the Friends Provident Pension Scheme), to which the majority of employees belong, is of the funded, defined benefit type with assets managed by FIS, a subsidiary undertaking. The scheme provides benefits based on final pensionable pay. The assets of the scheme are held in a separate trustee administered Fund. The pension cost relating to the principal scheme is assessed annually by an independent, qualified actuary.

The Group has adopted the requirements of Financial Reporting Standard 17 'Retirement Benefits'.

The pension asset recognised in the balance sheet is the excess, that is recoverable by the company, of the value of the assets in the scheme over the present value of the scheme liabilities. The resulting asset is net of a provision for deferred taxation.

The pension costs for the scheme are analysed into (i) current service costs, (ii) past service costs, (iii) settlements or curtailments and (iv) net expected return on pension asset. Current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period. Past service costs, relating to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits, are recognised in the profit and loss account on a straight-line basis over the period in which the increase in benefits vest. Settlements or curtailments are recognised in the profit and loss account to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties whose consent is required are irrevocably committed. Net expected return on the pension asset comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date are taken to the statement of total recognised gains and losses for the period. The attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

i. Investment return

Investment return includes dividends, interest, rents and gains and losses on the realisation of investments. Such income includes any withholding tax but excludes other taxes such as attributable tax credits. Income from fixed interest securities together with interest, rents and associated expenses are accounted for in the year in which they accrue. Dividends are included in the profit and loss account

when the securities are listed as ex-dividend. Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously valued, that valuation at the last balance sheet date.

Investment return relating to investments which are directly connected with the carrying on of long term business is initially recorded in the long term business technical account.

j. *Claims and surrenders*

All claims and surrenders due or notified are charged against revenue. Claims payable include claims handling costs. Reinsurance recoveries are accounted for in the same period as the related claim.

k. *Deferred acquisition costs*

Acquisition costs comprise all direct and indirect costs arising from the writing of insurance contracts. Deferred acquisition costs comprise the costs of acquiring new insurance contracts, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future revenue margins.

Within the financial statements of FPLO, deferred acquisition costs were amortised against the first available revenue margins. The methodology adopted for this report has been refined in order to reflect more appropriately the profits attributable to shareholders shown in this report. For this report, the rate of amortisation of deferred acquisition costs is proportional to the future margins emerging in respect of the related policies, over the full lifetime of the policies.

l. *Taxation*

Taxation in the non-technical account and long term business technical account is based on profits and income for the year as determined in accordance with the relevant tax legislation together with adjustments to provisions for prior years.

The Group has adopted Financial Reporting Standard 19 'Deferred Taxation'. Under FRS 19, provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses. In this case the attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

As a mutual company, the Life and Pensions business of FPLO is not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit which might arise in the shareholder environment. The tax credit attributable to the balance on the long term business technical account reflects the tax charge on the non life insurance subsidiaries that will be held outside the With Profits Fund. It is deducted in arriving at the balance on the long term business technical account.

m. *Tangible assets*

Tangible assets are capitalised and depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles	three to four years
Computer equipment	one to four years
Fixtures, fittings and office equipment	three to ten years
Leased assets	over the term of the lease

n. *Leases*

Assets held under finance leases are capitalised at the fair value of the asset at the inception of the lease with an equivalent liability shown under creditors. Finance charges are allocated to accounting periods over the life of each lease using the straight line method. Payments in respect of operating leases are charged to the profit and loss account in the period to which they relate.

o. *Loan notes and debenture loans*

Loan notes are included in the balance sheet at nominal value. The other debenture loan is included in the balance sheet at its fair value at the date of acquiring London and Manchester and the resulting premium over the final redemption price is being amortised over the life of the loan.

p. *Long-term reassurance contracts*

Long term business is ceded to reassurers under contracts to transfer risk. Such contracts are accounted for in the balance sheets as "reinsurers' share of technical provisions".

q. *Present value of acquired in-force business ("PVIF")*

On acquisition of a portfolio of long term insurance contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected after tax cash flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest which will be recognised as profit over the lifetime of the in-force policies is amortised and the discount unwound on a systematic basis over the anticipated lives of the related contracts.

The carrying value of the asset is assessed annually using current assumptions in order to determine whether any impairment has arisen compared to the amortised acquired value based on assumptions made at the time of the acquisition. Any amortisation or impairment charge is recorded in the long term business technical account within "Other technical charges".

r. *Cash flow statement*

In accordance with FRS 1 (Revised) – "Cash flow statements", the cash flow statement does not include any amounts relating to the long term business except cash transactions between the long term business and shareholders.

The cash flow statement presented below represent actual net cash flows of the Asset Management business together with an allocation of cash representing amounts which have been transferred to the non-technical account in respect of the Life and Pensions profits attributable to shareholders, adjusted for any non cash items.

Consolidated profit and loss account

Long term business technical account for the year ended 31 December

	Notes	1998 £m	1999 £m	2000 £m
Earned premiums, net of reinsurance				
Gross premiums written	2	1,941	3,412	3,191
Outward reinsurance premiums	2(d)	(4)	(8)	10
		1,937	3,404	3,201
Investment income (including net realised gains on investments)	4	1,662	2,066	2,290
Investment income – net profit on certain disposals	4,5	—	—	157
Investment income – net expected return on pension asset	11	25	34	48
Unrealised gains on investments	4	1,773	2,353	—
Other technical income – net of reinsurance	6	16	36	68
		5,413	7,893	5,764
Claims incurred, net of reinsurance				
Claims paid				
gross amount		(1,572)	(1,729)	(1,863)
reinsurers' share		36	24	8
Change in the provision for claims				
gross amount		(7)	1	(8)
		(1,543)	(1,704)	(1,863)
Change in other technical provisions, net of reinsurance				
Long term business provision				
gross amount	21	(2,546)	(1,521)	(2,995)
reinsurers' share	21	(11)	726	(42)
	21	(2,557)	(795)	(3,037)
Other technical provisions, net of reinsurance				
Technical provisions for linked liabilities				
gross amount	21	(1,070)	(2,244)	(43)
reinsurers' share	21	—	(1)	—
	21	(1,070)	(2,245)	(43)
		(3,627)	(3,040)	(3,080)
Net operating expenses	8	(254)	(669)	(270)
Investment expenses and charges	4	(90)	(92)	(69)
Unrealised losses on investments	4	—	—	(2,179)
Other technical charges, net of reinsurance	7	(9)	(27)	(62)
Tax attributable to the long term business	12	(244)	(197)	(36)
Equity minority interests		(8)	(4)	(3)
Transfers (to)/from the Fund for future appropriations	20	472	(2,126)	1,790
Balance on the long term business technical account		110	34	(8)

All of the amounts above are in respect of continuing operations, with the exception of Industrial Branch business. The premiums for the Industrial Branch business are shown in note 2(c).

Consolidated profit and loss account

Non-technical account for the year ended 31 December

	Notes	1998 £m	1999 £m	2000 £m
Balance on the long term business technical account		110	34	(8)
Tax credit attributable to balance on long term business technical account	12(b)	7	13	18
Profit on ordinary activities before tax		117	47	10
Analysis of profit on ordinary activities before tax:				
Life and Pensions	3	146	62	(13)
Asset Management	3	18	31	36
Total operating result before operating exceptional items	4(b)	164	93	23
Pension mis-selling costs	27	(47)	(46)	1
Operating profit before tax	3	117	47	24
Loss on sale of Personal Financial Services	5	—	—	(14)
Profit on ordinary activities before tax		117	47	10
Tax on profit on ordinary activities	12(b)	(7)	(13)	(18)
Profit/(loss) on ordinary activities after tax		110	34	(8)
Equity minority interests		(4)	(5)	(6)
Profit/(loss) after tax attributable to shareholders		106	29	(14)
Earnings per share attributable to shareholders[1]	13	11.65p	3.60p	(0.85p)
Adjusted earnings per share[1]	13	11.65p	3.60p	0.63p

1 Earnings per share is based upon the profit for the financial year attributable to shareholders divided by the 944 million Ordinary Shares expected to be issued in connection with the Demutualisation Share Allocation. No account has been taken of the shares that will be issued under the Offers to raise new capital for the Group.

Statement of total recognised gains and losses

	Notes	1998 £m	1999 £m	2000 £m
Profit/(loss) for the financial year		106	29	(14)
Pension scheme gains/(losses)	11	2	104	(104)
Deferred taxation on pension scheme gains/(losses)		—	(31)	31
Shareholders' consolidated recognised gains/(losses) arising in the year		108	102	(87)

Consolidated balance sheet
At 31 December

	Notes	1998 £m	1999 £m	2000 £m
ASSETS				
Intangible assets				
Goodwill	14	300	285	252
Investments				
Land and buildings	15	1,459	1,374	1,440
Investments in principal associated undertakings	15	135	197	19
Other financial investments	15	15,892	19,202	20,237
		17,486	20,773	21,696
Present value of acquired in-force business	16	191	181	136
Assets held to cover linked liabilities	15	7,348	9,577	9,617
Reinsurers' share of technical provisions				
Long term business provision	21	66	792	750
Claims outstanding		2	1	3
Technical provisions for unit linked liabilities	21	1	—	—
		69	793	753
Debtors				
Debtors arising out of direct insurance operations				
policyholders		25	29	10
intermediaries		4	5	5
Debtors arising out of reinsurance operations		1	2	5
Other debtors	17	94	72	75
		124	108	95
Other assets				
Tangible assets	18	47	45	42
Cash at bank and in hand		209	320	249
		256	365	291
Prepayments and accrued income				
Accrued interest and rent		132	134	157
Deferred acquisition costs		633	395	522
Other prepayments and accrued income	17	18	13	24
		783	542	703
Total assets excluding pension asset		26,557	32,624	33,543
Net pension asset	11	230	319	259
TOTAL ASSETS INCLUDING PENSION ASSET		26,787	32,943	33,802

Consolidated balance sheet

At 31 December

	Notes	1998 £m	1999 £m	2000 £m
LIABILITIES				
Subordinated liabilities	19	215	215	215
Fund for future appropriations	20	3,201	5,429	3,516
Equity minority interests		12	21	30
Technical provisions				
Long term business provision	21,22	14,673	16,194	19,202
Claims outstanding		66	64	74
		14,739	16,258	19,276
Technical provisions for linked liabilities	21	7,329	9,573	9,616
Provisions for other risks and charges	23	309	441	326
Creditors				
Creditors arising out of direct insurance operations		59	67	80
Debenture loans	24	86	82	77
Amounts owed to credit institutions	25	512	597	445
Other creditors including taxation and social security	26	271	173	164
		928	919	766
Accruals and deferred income		54	87	57
TOTAL LIABILITIES		26,787	32,943	33,802

Consolidated shareholders' cash flow statement

At 31 December

The cash flow statement has been prepared on the basis that for the Life and Pensions business, the allocation of cash to the shareholder fund is represented by the balance on the long term business technical account.

The cash flow statement also includes the actual cash flows of the Asset Management business.

	Notes	*1998* £m	*1999* £m	*2000* £m
Net cash flow from Asset Management business		11	33	42
Net cash flow from the Life and Pensions business attributable to shareholders		87	—	(79)
Net cash flow from operating activities	29	98	33	(37)
Returns on investments and servicing of finance		3	2	1
Dividends paid to minority shareholders in subsidiary undertakings		(1)	(3)	(4)
Total returns on investments and servicing of finance		2	(1)	(3)
Taxation – corporation tax paid		(2)	(8)	(6)
Capital expenditure and financial investments		(1)	(6)	(5)
Net cash inflow/(outflow) of the Group excluding long term business	30	97	18	(51)

The capital expenditure and financial investments relates to purchases of fixed assets and fixed investment assets.

1 Gross new life and investment business

(a) Gross new premiums written by type

	Annualised periodic			Single		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
LIFE AND PENSIONS						
Life						
Mortgage endowments	28	39	13	—	—	—
Protection	3	7	20	10	6	1
Savings and investment	20	38	31	474	1,156	606
Pensions						
Immediate annuities	—	—	—	159	492	549
Other – individual	34	37	32	205	315	368
Other – group	32	45	81	87	124	139
Permanent health insurance	9	9	9	—	—	—
TOTAL LIFE AND PENSIONS	126	175	186	935	2,093	1,663
ASSET MANAGEMENT						
Unit trusts sales	7	5	6	169	120	268
Segregated funds sales	—	—	—	267	225	195
Managed pension fund business	1	—	—	22	99	247
TOTAL ASSET MANAGEMENT	8	5	6	458	444	710
TOTAL	134	180	192	1,393	2,537	2,373

In classifying new business premiums the following basis of recognition is adopted:

- other Group pension new recurrent single premium contracts, excluding Department of Social Security rebates on certain pensions products, are included in periodic new business premiums, because the Group believes the policyholder will continue to pay premiums into the contracts;
- increments under existing group pension schemes are classified as new business premiums;
- pensions vested into annuity contracts during the year are included in new annuity single premium business at the annuity purchase price;
- Stakeholder Style pension contracts (included in other pensions above) have been reported as periodic premiums where the policyholder has set up a direct debit for premium collection.

Where periodic premiums are received other than annually the periodic new business premiums are included on an annualised basis.

(b) Annualised Premium Income ("API") by type

	API		
	1998 £m	1999 £m	2000 £m
Life and Pensions			
Life			
Mortgage endowments	28	39	13
Protection	4	7	20
Savings and investment	67	154	91
Pensions			
Immediate annuities	16	49	55
Other – individual	55	69	69
Other – group	41	57	95
Permanent health insurance	9	9	9
Total Life and Pensions	220	384	352
Asset Management			
Unit trusts sales	24	17	33
Managed pension fund business	3	10	25
Total Asset Management	27	27	58
Total	247	411	410

The new Life and Pensions API represents annualised periodic premiums plus 10 per cent. of single premiums.

API in 2000 by distribution channel for Life and Pensions business is £240 million for Independent Financial Advisers, £68 million for Direct Business Operations, £33 million for International and £11 million for Telesales and Direct Marketing.

(c) New business by destination

	Periodic			Single		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Life and Pensions						
United Kingdom	119	163	172	841	1,858	1,468
Rest of World	7	12	14	94	235	195
Total Life and Pensions	126	175	186	935	2,093	1,663

The majority of the Asset Management new business is derived from United Kingdom business.

2 Gross premiums written – Life and Pensions

(a) Gross premiums written by type

	Periodic			Single		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Life and Pensions						
Life						
Protection	45	44	42	10	6	1
Savings and investment including mortgage endowments	542	654	693	474	1,156	606
Pensions						
Immediate annuities	—	—	—	159	492	549
Other – individual	217	272	296	205	315	368
Other – group	111	162	185	104	156	156
Permanent health insurance	37	43	48	—	—	—
Total Life and Pensions	952	1,175	1,264	952	2,125	1,680
Managed pension fund business	8	8	—	29	104	247
Total	960	1,183	1,264	981	2,229	1,927

Recurrent single premium contracts, are included in single gross premiums written.

(b) Gross premiums written by destination

	Periodic			Single		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
United Kingdom	931	1,146	1,217	887	1,994	1,732
Rest of World	29	37	47	94	235	195
	960	1,183	1,264	981	2,229	1,927

The source of all contracts is either the United Kingdom or the Channel Islands.

(c) Individual/Group

Individual			Group		
1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
1,681	2,872	2,498	260	540	693

Included within gross premiums is an amount of £30 million (1999: £31 million; 1998: £8 million) relating to the discontinued Industrial Branch business which is not considered material.

(d) Outward reinsurance premiums

Outward reinsurance premiums include reinsurance rebates amounting to £28 million (1999: £6 million; 1998: £0).

3 Segmental analysis

The operating profit before tax and total assets are analysed below:

	Operating profit before tax		
	1998 £m	1999 £m	2000 £m
Life and Pensions	146	62	(13)
Asset Management	18	31	36
	164	93	23
Exceptional item – Pension mis-selling costs (Life and Pensions)	(47)	(46)	1
Operating profit before tax	117	47	24

The Life and Pensions results for 2000 were adversely affected by changes in the prudence within the valuation interest rate and mortality assumptions totalling some £67 million (1999: a credit of £20 million, 1998: £22 million).

If the Effective Date of the UK Scheme was 1 January 2000, the profit and loss account would include an additional amount of £134 million (before tax). This additional amount would represent the additional 40 per cent. of surplus emerging on new non profit business written in 2000 on a statutory solvency basis and an adjustment for 100 per cent. of the modified statutory adjustments in respect of new business written in 2000.

The result attributable to shareholders arising from the aggregate of all reinsurance balances in the long term business technical account for 2000 was a profit of £22 million to the Group. The results for 1999 and 1998 are not material.

	Total Assets		
	1998 £m	1999 £m	2000 £m
Life and Pensions	25,592	31,006	31,851
Asset Management	1,195	1,937	1,951
Total Assets including pension asset	26,787	32,943	33,802

4 Investment return

(a) Total investment return

	Long term business technical account		
	1998 £m	1999 £m	2000 £m
Investment income			
Income from associated undertakings	14	13	11
Income from land and buildings	96	107	112
Income from other investments	719	905	966
Gains on the realisation of investments	833	1,041	1,201
Investment income (including net realised gains on investments)	1,662	2,066	2,290
Investment income – net profit on certain disposals (note 5)	—	—	157
Investment income – Net expected return on pension asset (note 11)	25	34	48
Unrealised gains/(losses) on investments	1,773	2,353	(2,179)
Investment management expenses including interest			
Interest on bank loans	(35)	(30)	(32)
Interest on other loans	(20)	(20)	(20)
Investment management expenses	(35)	(42)	(17)
	(90)	(92)	(69)
Total investment return	3,370	4,361	247

(b) Longer term investment return

The assets held by the Non Profit Fund which are not utilised to match policyholder liabilities are predominantly the Group's investments in Friends Ivory & Sime plc, London and Manchester Group plc and Friends Provident Corporate Pensions Limited. After the Effective Date, these assets will be purchased by Friends Provident plc using the capital raised at the time of Admission. These assets do not generate an investment return and consequently no investment returns in respect of these assets are shown in the technical and non-technical accounts. Following Admission, the Group will apply the longer term investment return on investments directly attributable to the shareholders.

5 Exceptional profit/(loss) on disposals

During the year ended 31 December 2000 FP Business Holdings Limited, a subsidiary undertaking of the With Profits Fund of FPLO, disposed of part of its shareholding in Eureko B.V. attributed to the With Profits Fund for a consideration of £216 million, generating a profit before tax of £120 million. On 30 November 2000 FP Business Holdings Limited sold its entire shareholding in Friends First Holdings Limited to Eureko B.V. for a consideration of £74 million generating a profit before tax of £51 million.

Exceptional profit included within the technical account is offset by £14 million loss attributed to the Non Profit Fund, arising on the sale of the Personal Financial Services operation, which administered the discontinued Industrial Branch business, by the Group during the year. The loss for the Group is stated after the write off of unamortised goodwill of £18 million arising on the original acquisition. The Industrial Branch business assets and liabilities were transferred to Royal Liver Assurance Limited on 31 March 2001 as detailed in note 34.

6 Other technical income net of reinsurance

The results of subsidiary undertakings operating in other than life assurance, investment and property holding businesses and the results of life assurance subsidiary undertakings arising outside the long term funds were as follows:

	Other technical income		
	1998 £m	1999 £m	2000 £m
Unit trust management	4	9	8
Friends Ivory & Sime plc	14	23	27
Estate agency	—	1	—
Life assurance	12	18	11
Others	(6)	(3)	—
Realisation of surplus on Schedule 2C Transfer (See note 16)	—	—	36
	24	48	82
Less: taxation	8	12	14
	16	36	68

	1998 £m	1999 £m	2000 £m
Unit trust management – value of units sold	515	419	855
Friends Ivory & Sime plc – fee income	40	61	75
Estate agency – fee income	5	23	25

7 Other technical charges, net of reinsurance

	1998 £m	1999 £m	2000 £m
Amortisation of goodwill	4	15	15
Amortisation of acquired present value of in-force contracts	3	10	9
Write down of present value of acquired in-force business (see note 16)	—	—	36
Other charges	2	2	2
	9	27	62

8 Net operating expenses

	1998 £m	1999 £m	2000 £m
Acquisition costs			
Commission	81	143	118
Other	121	142	149
	202	285	267
Administrative expenses	87	145	130
	289	430	397
Change in deferred acquisition costs	(35)	239	(127)
	254	669	270

	1998 £m	1999 £m	2000 £m
Commission for direct insurance, (excluding payments to employees) included within net operating expenses	96	159	137

Net operating expenses for 1999 and 2000 include the impact of the London and Manchester acquisition for a full year (1998: 112 days).

In 1999, FPLO entered into a stop loss reassurance contract which provided FPLO with cover in the event FPLO failed to generate sufficient surpluses to meet its final With Profits life claim payments. To avoid double counting of the reassurance asset recorded by this contract and the deferred acquisition cost asset, the deferred acquisition cost is reduced by the corresponding reassurance asset recorded by the contract. The impact on the change in deferred acquisition costs in respect of this contract was a charge of £334 million in 1999 and a credit to expenses of £69 million in 2000. There is no direct impact on shareholder profit from these adjustments primarily as a result of the contract attaching to the With Profits life statutory provisions.

Total administrative expenses, including amounts charged within other technical income relating to non life assurance subsidiary undertakings, include:

	1998 £m	1999 £m	2000 £m
Auditors' remuneration – audit services	0.6	0.5	0.3
Depreciation of tangible assets			
Owned assets	10	14	16
Held under finance lease contracts	3	3	3
Finance lease charges	1	1	1
Operating lease rentals			
Land and buildings	6	9	10
Equipment	2	2	2

Fees paid to the Group auditors for non-audit services including work on the proposed demutualisation and flotation were £1.7 million (1999: £0.2 million; 1998: £1.6 million).

9 Staff costs

The aggregate remuneration paid or payable in respect of employees, including executive directors, during the year was:

	1998 £m	1999 £m	2000 £m
Wages and salaries	123	162	167
Social security costs	11	14	15
Pension costs	18	22	33
	152	198	215

The average number of employees, including executive directors, employed by the Group during the year was as follows:

	1998 No.	*1999* No.	2000 No.
Life and Pensions (including estate agency)	4,785	6,354	6,290
Asset Management	447	489	529
	5,232	6,843	6,819

10 Directors' emoluments

	1998 £m	1999 £m	2000 £m
Executive Directors			
Management salaries and benefits in kind	988	1,314	1,415
Results-related payments	420	667	414
Amounts receivable under long term incentive schemes	152	36	330
Non-executive Directors			
Main board fees	291	307	306
Other emoluments	116	80	67
	1,967	2,404	2,532
Other payments to Directors			
Pension contributions to money purchase schemes	27	45	58
Compensation for loss of office paid to former directors	—	—	375

At 31 December 2000, six directors (1999: five; 1998: five) were members of FPLO's principal defined benefit scheme for staff ("the pension scheme") and during the year, three of these directors (1999: two; 1998: two) were also members of an unapproved funded money purchase scheme. Martin Jackson was a member of the staff defined benefit pension scheme operated by London and Manchester Group plc, which was merged into the pension scheme on 1 December 2000.

The total of salaries, benefits in kind, results-related payments and amounts receivable under long term incentive schemes payable to executive directors include £476,733 (1999: £470,228; 1998: £566,783) in respect of the highest paid director of which £75,697 (1999: £10,833; 1998: £nil) relates to long term incentive schemes. Pension contributions to money purchase schemes include £nil (1999: £32,538; 1998: £19,372) for the highest paid director. The highest paid director is a member of a defined benefit pension scheme, under which the accrued pension to which he would be entitled from normal retirement date if he were to retire at the year end was £150,667 per annum (1999: £11,325; 1998: £9,490).

Non-executive directors' remuneration includes an amount of £25,000 (1999: £100,000; 1998: £80,613) which is subject to VAT and payable to a company, Kennedy Financial Services Limited, in which one director, D.K. Newbigging, is ultimately beneficially interested and £52,500 (1999: £49,500; 1998: £42,264) which is subject to VAT and payable to BT Consulting in relation to the services of Hon. B.S. Thomas as a director. VAT is included in the table above.

11 Staff pension schemes

Until 1 December 2000 the Group operated two principal defined benefit schemes, the FPLO Retirement and Death Benefits Scheme (1974) and the London and Manchester Group Pension Scheme, to which the majority of the Group's employees belonged.

On 1 December 2000, the London and Manchester Group Pension Scheme was merged into the FPLO Retirement and Death Benefits Scheme (1974) and this scheme was renamed the Friends Provident Pension Scheme. Details of the latest valuation for the principal scheme are given below:

	Friends Provident Pension Scheme
Date of last valuation	31 December 2000
Method of valuation	Projected Unit
Scheme actuary	Tillinghast Towers Perrin
Market value of assets at last valuation date	£846 million
Level of funding	177%

The major assumptions used by the actuary were:

	1998	1999	2000
Inflation assumption	2.25%	2.75%	2.25%
Rate of increase in salaries	5.25%	5.75%	5.25%
Rate of increase in pensions in payment	2.25%	2.75%	2.25%
Discount rate	5.75%	6.25%	6.00%

The assets in the scheme and the expected rate of return were:

	Expected longer term rate of return				Value		
	31/12/1997	31/12/1998	31/12/1999	31/12/2000	1998 £m	1999 £m	2000 £m
Fixed interest bonds	6.00%	4.50%	4.75%	4.50%	73	—	—
Index-linked bonds	5.75%	4.25%	4.50%	4.25%	72	155	165
Equities	9.75%	8.75%	9.25%	9.00%	612	772	675
Cash	7.25%	6.25%	5.50%	6.00%	5	10	6
Total market value of assets					762	937	846
Present value of scheme liabilities					(429)	(481)	(476)
Surplus in the scheme					333	456	370
Deferred tax					(103)	(137)	(111)
Net pension asset					230	319	259

Analysis of the amount charged to operating profit

	1998 £m	1999 £m	2000 £m
Current service cost	14	21	21
Past service cost	4	1	11
Curtailment	—	—	1
Total operating charge	18	22	33

The merger of the two schemes in 2000 resulted in a £10 million charge for past service enhancements as a result of aligning the terms of the two schemes.

Analysis of the net expected return on pension asset

	1998 £m	1999 £m	2000 £m
Expected return on pension scheme asset	43	60	79
Less: Interest on pension scheme liabilities	(18)	(26)	(31)
Net expected return on pension asset	25	34	48

The expected return on pension scheme asset is calculated using the assumptions and market value of pension scheme asset as stated in the table above for the preceding year end.

Analysis of the amount recognised in the statement of total recognised gains and losses (STRGL)

	1998 £m	1999 £m	2000 £m
Actual return less expected return on pension scheme assets	39	128	(140)
Experience gains and losses arising on the scheme liabilities	(9)	(1)	9
Changes in assumptions underlying the present value of the scheme liabilities	(28)	(23)	27
Actuarial gain/(loss) recognised in STRGL	2	104	(104)

Movement in surplus during the year

	1998 £m	1999 £m	2000 £m
Surplus in scheme at beginning of the year	191	333	456
Acquisition	127	—	—
Movement in year:			
Total operating charge	(18)	(22)	(33)
Contributions	6	7	3
Net expected return on pension asset	25	34	48
Actuarial gain/(loss)	2	104	(104)
Surplus in scheme at end of the year	333	456	370

History of experience gains and losses

	1997 £m	1998 £m	1999 £m	2000 £m
Difference between the expected and actual return on scheme assets:				
Amount	49	53	128	(140)
Percentage of scheme assets	7.4%	7.0%	13.6%	(16.5%)
Experience gains and losses on scheme liabilities:				
Amount	(5)	(7)	(1)	9
Percentage of the present value of the scheme liabilities	(1.4%)	(1.6%)	(0.2%)	1.9%
Total amount recognised in the statement of total recognised gains and losses:				
Amount	(4)	6	104	(104)
Percentage of the present value of the scheme liabilities	(1.1%)	1.4%	21.6%	(21.8%)

In order to ensure comparability, 1997 and 1998 experience gains and losses include a full year for the London and Manchester Group Pension Scheme.

12 Taxation

Profit and loss account

United Kingdom and overseas taxation has been charged in the profit and loss account on assessable profits and income on the bases and rates appropriate to the various classes of business.

(a) Long term business technical account

	1998 £m	1999 £m	2000 £m
Current tax			
United Kingdom corporation tax	148	61	179
Less: double taxation relief	(1)	(2)	(2)
	147	59	177
Tax relating to associated undertakings	1	1	1
Overseas taxation	3	6	7
Adjustment in respect of prior periods	—	—	(34)
Total current taxation	151	66	151
Deferred taxation:			
Origination and reversal of timing differences	93	106	(92)
Increase/(decrease) in discount	(6)	22	(28)
Movement included in long term business technical account relating to the net pension asset	6	3	5
Total deferred taxation	93	131	(115)
Tax attributable to balance on the long term business technical account	244	197	36

Included above is tax on realised and unrealised gains and losses on investments of £240 million loss, (1999: £535 million gain, 1998: £232 million gain).

Factors which may affect future tax charges

There are significant differences between the basis on which a mutual life insurance company and a proprietary life insurance company are taxed. In particular, a proprietary company is taxed at the full corporation tax rate in respect of its pension business whereas little, if any, tax on pensions business is generally paid by a mutual life insurance company. Similarly in relation to its life assurance business, a proprietary company pays additional tax on its income and gains to bring the tax on profits attributable to its life assurance business broadly up to the full corporate tax rate.

However, as noted below, no calculations have been made to re-analyse tax payable in the mutual environment between shareholder and policyholder tax, nor has any computation of additional shareholder tax been made.

(b) Non-technical account

The tax in the non-technical account reflects the shareholder tax payable by the entities in the FPLO Group that were subject to shareholder tax in the three years ended 31 December 2000.

Since no calculations have been made either to re-analyse that tax between shareholder and policyholder or to compute any additional tax charge or credit which might arise in a shareholder environment, there is no gross up of the transfer to the non-technical account in respect of FPLO's Life and Pensions business.

13 Earnings per share

For the purposes of the Prospectus, earnings per share has been calculated on the basis of the 944 million shares expected to be issued under the Demutualisation Share Allocation and profits/(losses) after tax attributable to shareholders of £(14) million (1999: £29 million, 1998: £106 million).

Adjusted earnings per share before exceptional items is calculated as follows:

	Profits			Earnings per share		
	1998 £m	1999 £m	2000 £m	1998 p	1999 p	2000 p
Profit for the financial year after tax attributable to equity shareholders	110	34	(8)	11.65	3.60	(0.85)
Add: Loss on sale of Personal Financial Services	—	—	14	—	—	1.48
Adjusted profit after tax/ earnings per share	110	34	6	11.65	3.60	0.63

14 Goodwill

	1998 £m	1999 £m	2000 £m
Cost			
At 1 January	—	304	304
Acquisition	304	—	—
Disposal	—	—	(21)
At 31 December	304	304	283
Amortisation			
At 1 January	—	4	19
Charge for the year	4	15	15
Disposal	—	—	(3)
At 31 December	4	19	31
Net book value			
At 31 December	300	285	252

The goodwill relates to the acquisition of London and Manchester Group plc and is being amortised on a straight line basis over 20 years, which is the period over which the Directors estimate that the value of the business acquired is expected to exceed the value of the underlying assets.

Cumulative goodwill written off directly to the FFA arising from acquisitions prior to 1998 amounts to £76 million for each of the three years ended 31 December 2000.

15 Investments

	Current value			Cost		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Land and buildings						
Owner occupied:						
Freehold	44	43	46	71	69	69
Long leasehold	2	2	5	6	5	8
	46	45	51	77	74	77
Other:						
Freehold	1,123	1,197	1,258	998	1,053	1,062
Long leasehold	290	132	131	293	92	90
	1,413	1,329	1,389	1,291	1,145	1,152
Total land and buildings	1,459	1,374	1,440	1,368	1,219	1,229
Investments in associated undertakings	135	197	19	119	193	19
Other financial investments						
Shares and other variable yield securities and units in unit trusts	7,883	10,111	10,717	4,790	5,216	7,171
Debt and fixed income securities at market value	7,584	8,298	8,634	6,672	8,153	8,259
Participation in investment pools	47	92	80	42	83	66
Loans secured by mortgages	22	18	10	27	20	10
Other loans	37	37	37	37	37	37
Deposits with credit institutions	319	646	679	319	646	679
Other	—	—	80	—	—	66
	15,892	19,202	20,237	11,887	14,155	16,288
Assets held to cover linked liabilities at carrying value	7,348	9,577	9,617	5,255	6,204	7,389

Listed investments included within the current values of other financial investments shown above comprise:

	1998 £m	1999 £m	2000 £m
Shares and other variable yield securities	7,095	8,995	9,573
Debt securities and other fixed income securities	7,559	8,287	8,594
	14,654	17,282	18,167

The current value of Group assets held to cover linked liabilities includes £1,736 million (1999: £1,742 million; 1998: £1,342 million) related to managed pension funds where the group administers these schemes in its own name on behalf of others.

Other investments comprise derivative contracts to hedge amounts in the long term business provision..

The movements in investments in associated companies are as follows:

	1998 £m	1999 £m	2000 £m
Current value			
At 1 January	118	135	197
Additions	—	74	93
Disposals	—	—	(119)
Transfer to other financial investments	—	—	(162)
Revaluations	17	(12)	10
At 31 December	135	197	19
Cost			
At 31 December	119	193	19

Interests in associated undertakings comprises the Group's interest in European Alliance Partners Company B.V.. Disposals relate to the sale of shares in Eureko B.V. and Friends First Holdings Limited. After the disposal of the shares in Eureko B.V., the Group exchanged its 3.5 per cent. stake in Eureko B.V. for a 3.5 per cent. stake in Eureko Holdings B.V. which will be held by the With Profits Fund. This holding has been transferred to other financial investments as the Directors consider that the Group no longer exercise significant influence over Eureko Holdings B.V..

The Group may only sell the shares representing its investment in Eureko Holdings B.V. to the other shareholders of that company and this sale can only be initiated by the Group subject to certain conditions which are set out in the agreement between the two parties.

The Group holds at least 20 per cent. of the nominal value of the equity shares of eight (1999: thirty four, 1998: twenty seven) other associated undertakings, which are included within other financial investments. In the Group balance sheet the combined value of these holdings amounts to 0.4 per cent. (1999: 0.4 per cent., 1998: 0.3 per cent.) of total assets. No additional disclosures are made regarding these associate undertakings due to their immateriality relative to the Group.

16 Present value of acquired in-force business

	1998 £m	1999 £m	2000 £m
Cost			
At 1 January	—	194	194
Acquisition	194	—	—
At 31 December	194	194	194
Amortisation			
At 1 January	—	3	13
Write down of present value of in-force	—	—	36
Amortisation during year	3	10	9
At 31 December	3	13	58
Net book value			
At 31 December	191	181	136

As part of the Schedule 2C Transfer of Friends Provident (London and Manchester) Assurance Limited into FPLO, the policyholders of FPLO realised a proportion of the surplus within that company's FFA amounting to £36 million. This amount has been transferred from the FFA and is included in other technical income. This realised surplus formed part of the Group's present value of acquired in-force business relating to Friends Provident (London and Manchester) Assurance Limited, which has therefore been written down by an equivalent amount through other technical charges.

17 Other debtors and prepayments

(a) Other debtors

	1998 £m	1999 £m	2000 £m
Investment income receivable	35	28	31
Taxation recoverable	—	1	—
Investments sold for subsequent settlement	2	1	7
Other debtors	57	42	37
	94	72	75

(b) Prepayments

Other prepayments and accrued income includes prepayments of £10 million for costs incurred in respect of the Flotation Proposal in 2000.

18 Tangible assets

	Motor vehicles £m	Computer equipment £m	Fixtures, fittings and office equipment £m	Total £m
Cost				
1 January 1998	18	29	2	49
Acquisitions	10	18	7	35
Additions	9	12	—	21
Disposals	(7)	(2)	(2)	(11)
At 31 December 1998	30	57	7	94
Depreciation				
At 1 January 1998	5	14	1	20
Acquisitions	4	12	5	21
Charge for the year	4	9	—	13
On disposals	(4)	(2)	(1)	(7)
At 31 December 1998	9	33	5	47
Net book value at 31 December 1998	21	24	2	47
Cost				
At 1 January 1999	30	57	7	94
Additions	6	12	1	19
Disposals	(8)	(17)	(3)	(28)
At 31 December 1999	28	52	5	85
Depreciation				
At 1 January 1999	9	33	5	47
Charge for the year	5	11	1	17
On disposals	(4)	(17)	(3)	(24)
At 31 December 1999	10	27	3	40
Net book value at 31 December 1999	18	25	2	45
Cost				
At 1 January 2000	28	52	5	85
Additions	7	16	1	24
Disposals	(11)	(10)	—	(21)
At 31 December 2000	24	58	6	88
Depreciation				
At 1 January 2000	10	27	3	40
Charge for the year	5	13	1	19
On disposals	(6)	(7)	—	(13)
At 31 December 2000	9	33	4	46
Net book value at 31 December 2000	15	25	2	42

The net book value includes an amount of £10 million (1999: £13 million; 1998: £14 million) in respect of motor vehicles held under finance leases.

19 Subordinated liabilities

On 18 November 1996 FP Finance plc, a wholly owned subsidiary of FPLO, issued £215 million of 9.125% Undated Subordinated Guaranteed Bonds. Redemption is at the option of the company and is not generally allowable prior to 25 November 2006. The bonds are guaranteed on a subordinated basis by FPLO after the claims of the FPLO's senior creditors including all policyholders. The proceeds of the issue were loaned to FPLO on the same interest, repayment and subordination terms as those applicable to the Bonds.

20 Fund for future appropriations

	1998 £m	1999 £m	2000 £m
Balance at 1 January	3,141	3,201	5,429
Acquisition	424	—	—
Recognised gains attributable to shareholders:			
Profit/(loss) for the year	106	29	(14)
Pension scheme gains/(losses)	2	104	(104)
Deferred tax on pension scheme gains/losses	—	(31)	31
	108	102	(87)
Transfers from/(to) long term business technical account	(472)	2,126	(1,790)
Transfer to technical account (note 16)	—	—	(36)
Balance at 31 December	3,201	5,429	3,516

In a mutual company, the FFA comprises amounts which have not yet been allocated to policyholders at the balance sheet date. The transfers from or to the long term business technical account represent the net income or outgoings for the year in respect of those policyholders.

As a shareholder company, the FFA will represent funds, the allocation of which to With Profits policyholders and shareholders has not been determined at the balance sheet date and, as a consequence, these movements will, in part, be attributable to shareholders. The movement in the FFA shown above as "recognised gains attributable to shareholders" reflects the amounts which would have been attributable had FPLO been a company owned by shareholders throughout the period.

21 Policyholder liabilities

(a) Long term business provision

	1998 £m	1999 £m	2000 £m
At 1 January			
Gross	10,430	14,673	16,194
Reinsurance	(39)	(66)	(792)
Net	10,391	14,607	15,402
Acquisition			
Gross	1,697	—	—
Reinsurance	(38)	—	—
Net	1,659	—	—
Movement in year			
Gross	2,546	1,521	2,995
Reinsurance	11	(726)	42
Net	2,557	795	3,037
At 31 December			
Reclassification*			
Gross	—	—	13
Reinsurance	—	—	—
Net	—	—	13
Gross	14,673	16,194	19,202
Reinsurance	(66)	(792)	(750)
Net	14,607	15,402	18,452

* Following the Schedule 2C Transfer certain provisions were reclassified as policyholder liabilities.

On 12 August 1999, FPLO entered into a stop loss financial reassurance contract with a number of Triple A rated reassurers. The contract provides for a maximum draw down amount of £1 billion with FPLO having the option to alter the drawdown amount at any time in the first five years subject to certain conditions being satisfied. Thereafter the amount increases in line with valuation interest rates and payments made to the reassurers and may be reduced by other factors arising from the experience of FPLO. At 31 December 2000 £600 million (1999: £600 million) had been drawn down.

The reassurers receive payments in return for which they are liable for the adjusted draw down amount in the event of FPLO having failed to generate sufficient surpluses to meet its final life policy claim payments.

Included within the reinsurers' share of long term business provision of £750 million (1999: £792 million) is an amount of £665 million (1999: £734 million). This represents the estimated amount recoverable in the event of a full claim under the stop loss contract consistent with the calculation of the long term business provision of £19,202 million (1999: £16,194 million).

In the event of demutualisation, the reassurers have the right to terminate the contract. The reassurance contract will therefore be terminated in view of the new fund structure of FPLP. The termination of the old contract and the commencement of the new contract will take place on the Effective Date. The new contract has an initial maximum drawdown of £600 million, and the reassurers are only liable in the event the With Profits Fund fails to generate sufficient surpluses to meet its final life policy claim payments. FPLP also has the right to terminate the contract after 2 years. There is no direct impact on shareholder profit from either the intended new or old contract principally as both contracts attach to the With Profits life statutory provisions.

(b) Technical provision for linked liabilities

	1998 £m	1999 £m	2000 £m
At 1 January			
Gross	3,933	7,329	9,573
Reinsurance	(1)	(1)	—
Net	3,932	7,328	9,573
Acquisition			
Gross	2,326	—	—
Reinsurance	—	—	—
Net	2,326	—	—
Movement in year			
Gross	1,070	2,244	43
Reinsurance	—	1	—
Net	1,070	2,245	43
At 31 December			
Gross	7,329	9,573	9,616
Reinsurance	(1)	—	—
Net	7,328	9,573	9,616

22 Long term business provision

The principal assumptions underlying the calculation are set out below:

	Valuation interest rates					
	With Profits			Non Profit		
	1998 %	1999 %	2000 %	1998 %	1999 %	2000 %
Class of Business						
Life Fund:						
Conventional	2.00	3.00	2.25	2.75	4.00	3.25
Unitised		4.00	3.00	2.75	4.00	3.25
Pension business and annuity Funds:						
Deferred annuities for the self-employed	2.50	3.50	2.75	3.50	4.75	4.00
Deferred annuity under pension schemes						
Main series	3.00	3.00	3.75	3.50	4.75	4.00
UK Provident series	2.50	3.50	2.75	3.50	4.75	4.00
Unitised		4.75	3.75		4.75	4.00
Annuities in payment				3.75	5.00	4.25

Cashable deferred annuities are valued as the greater of the value of the cash option or the annuity valued at 4.00 per cent. per annum in payment.

Regular premium PHI policies have been valued using a gross premium method with an interest rate of 4.00 per cent. per annum. Single premium contracts have been valued as 90 per cent. of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

The provision for linked contracts is equal to the bid value of units. A non-unit liability consisting mainly of a sterling reserve (calculated by carrying out cashflow projections on appropriate bases) is included within the long term business provision.

Accumulating With Profits business (Main series with profits deferred annuities and unitised With Profits business) was valued in a similar way to linked business in 1999 but in 2000 includes an allowance for future bonus and surrender values and is not comparable.

Allowance for future mortality and sickness has been made using standard published tables with an additional allowance for AIDS.

The total cost of reversionary, interim and terminal bonuses attributable for FPLO to the year ended 31 December 2000 was £764 million (1999: £613 million, 1998: £685 million).

23 Provisions for other risks and charges

	1998 £m	1999 £m	2000 £m
Vacant properties			
At 1 January	—	5	9
Charge in year	5	6	4
Utilised in year	—	(2)	(3)
At 31 December	5	9	10
Deferred taxation			
At 1 January	188	304	432
Acquisition	29	—	—
Effect of Discounting	(6)	22	(28)
Charge in year	93	106	(92)
At 31 December	304	432	312
Other			
At 1 January	—	—	—
Charge in year	—	—	4
At 31 December	—	—	4
	309	441	326

Vacant properties

The Group holds leases for a number of vacant and sub-let properties previously occupied by the Group. Provision has been made for the residual lease commitments and for other outgoings where significant, after taking account of existing and expected sub-tenant arrangements. The remaining terms of the leases are up to 16 years. Assumptions as to whether each leasehold property may be sub-let or assigned in the future have been made. The discount rate applied to expected future cash-flows is 6 per cent.

Deferred taxation

Details of the liability for deferred taxation are given below:

	1998 £m	1999 £m	2000 £m
Revaluation of investments	355	488	367
Accelerated capital allowances	(4)	(6)	(6)
Short term timing differences	2	12	12
Deferred acquisition costs	(49)	(62)	(61)
Discounted provision for deferred tax	304	432	312
Impact of discounting the above provisions	44	66	38

Taxation on chargeable gains relating to the net unrealised appreciation of investments within linked funds, including that relating to the deemed disposal of unit trusts, is taken into account in the calculation of technical provisions for linked liabilities.

The pension asset is recorded net of the related deferred tax in the balance sheet and details of the deferred tax are shown in note 11. The deferred tax liability relating to the pension asset is not included in the analysis above.

Other

Other provisions at 31 December 2000 includes £2.5 million for endowment review costs. In common with other insurance companies, reviews of endowment sales are continuing.

24 Debenture loans

	1998 £m	1999 £m	2000 £m
Loan Notes	32	28	24
Other debenture loan	54	54	53
	86	82	77

The Loan Notes issued by FP Business Holdings Limited ("FPBH") are fully paid and are guaranteed by FPLO. The Loan Notes are repayable at par in the year 2006 and may be redeemed at the holders request on set dates in any year until 2006. The company may redeem the Loan Notes after 31 December 1999 if 75 per cent. or more of the Loan Notes have been redeemed. The Loan Notes bear interest at a variable rate of 0.5 per cent. below London Inter Bank Offer Rate ("LIBOR").

The other debenture loan comprises a loan of £50.0 million carried at £52.9 million (1999: £53.6 million, 1998: £54.2 million) being the amortised balance of the fair value of the loan at the date of acquisition of London and Manchester Group plc by FPLO. The debenture loan is repayable in November 2004 at par, with interest at 8.125 per cent. per annum and is secured by a bank deposit of £54.4 million which matures in November 2004.

25 Amounts owed to credit institutions

	1998 £m	1999 £m	2000 £m
Bank overdrafts	31	78	99
Bank loan	209	206	—
Margin loans repayable between one and two years	—	—	346
Margin loans repayable between two and five years	272	313	—
	512	597	445

The margin loans are in respect of assets held to back guaranteed retail products and bear interest at a variable rate linked to LIBOR. They may become repayable earlier depending on the movement of the asset price.

Total borrowings, including debenture loans and subordinated liabilities, are repayable as follows:

	1998 £m	1999 £m	2000 £m
Within one year or on demand	31	312	123
Between one and two years	209	—	346
Between two and five years	272	367	53
In five years or more	301	215	215
	813	894	737

26 Other creditors including taxation and social security

	1998 £m	1999 £m	2000 £m
Taxation	188	110	106
Investments purchased for subsequent settlement	13	4	5
Obligations under finance leases	7	6	5
Other creditors	63	53	48
	271	173	164

All creditors are repayable within a period of five years.

27 Provision for pension transfers and opt-outs

In accordance with guidance issued by the Financial Services Authority and the Personal Investment Authority, FPLO and certain insurance subsidiaries, FP Life Assurance Limited ("FPLAL"), Friends Provident (London and Manchester) Assurance Limited ("FPLMAL") and Friends Provident Corporate Pensions Limited (formerly London and Manchester Corporate Pensions Limited) ("FPCP") are reviewing the appropriateness of advice given to policyholders who effected personal pensions contracts after 1988.

Where policies were sold by the representatives of FPLO and FPLAL the liability for redress and related administration costs has been included in the long term business provisions.

Where policies were sold by representatives of FPLMAL and FPCP, the estimated liability for redress and related administration costs as at the date of the acquisition of the London and Manchester Group was taken into account in the net assets acquired. The estimated total liability of FPLMAL and FPCP as at that date amounted to £131.3 million, of which £40.0 million was paid. Any subsequent change to the liability is reflected in the long term business provisions of the Group.

The projected redress and related administration costs are shown below:

	£m	£m
Amounts paid by 31 December 2000		
FPLO	76	
Insurance subsidiaries	135	211
Provision for amounts to be paid		
FPLO	91	
Insurance subsidiaries	27	118
Projected total cost before amounts received or receivable from third parties		329
Amounts recognised in London and Manchester Group at date of acquisition		(131)
Amounts received from third parties		(31)
Amounts receivable from third parties		(6)
Net cost to the Group (of which a release of £1 million relates to 2000)		161

Where policies were sold by representatives of FPLAL (formerly NM Life Assurance Limited) prior to the acquisition of the company by the Group in December 1993, any valid claims are considered by the Directors to be covered by an indemnity from the vendor to FPLO.

Amounts potentially recoverable include £42.5 million (1999: £44.8 million; 1998: £28.9 million) which will not be recognised in the accounts until the related cost has been incurred and until claims made under the indemnity have been resolved

A counterclaim has been made by the vendor that provided the indemnity, claiming that certain amounts which have previously been paid to the Group did not fall under the terms of the indemnity. Based on legal advice received, the Directors do not believe that the counterclaim will have a material impact on the Group.

The Directors consider that these provisions do not impact upon the Group's ability to fulfil the reasonable expectations of policyholders.

In those cases where the sale was made by an independent financial advisor ("IFA"), no legal liability resides with the Group. However, the Investors Compensation Scheme ("ICS") exists to fulfil such obligations if an IFA is unable to do so. The ICS is funded, *inter alia*, by levies on life offices and the Group may be required to pay such levies in the future.

28 Acquisitions

On 17 February 1998 FPLO exchanged its asset management business, Friends Provident Asset Management Holdings Limited and its subsidiaries ("FPAM") with that of FIS (formerly Ivory & Sime plc) resulting in FPLO obtaining a 63.3 per cent. holding in Friends Ivory & Sime plc including FPAM. There was no resultant goodwill on this acquisition as the Group exchanged its holding in FPAM for a holding in FIS which had an equivalent value to FPLO's holding in FPAM. Differences between the book value and fair value of net assets acquired were not considered material. The net assets of FPAM at 17 February 1998 were £3 million and FPLO's share of the net tangible assets of FIS, following the merger with FPAM, and taking account of the net placing proceeds of £8 million, was £14 million.

On 11 September 1998 the offer by FP Business Holdings plc (a wholly owned subsidiary of FPLO) for the entire issued share capital of London and Manchester Group plc was declared wholly unconditional.

The Group has used acquisition accounting to account for the purchase. The following table summarises the assets and liabilities acquired, together with the fair value adjustments to net assets:

	Book value before transfer £m	Revaluation £m	Accounting policy realignment £m	Fair value to Group £m
Investments	2,213	—	—	2,213
Present value of in-force long term business (see note 16)	—	194	—	194
Assets held to cover linked liabilities	2,329	—	—	2,329
Other assets	261	98	(5)(i)	354
Fund for future appropriations (see note 20)	(325)	(96)	(3)(ii)	(424)
Long term business provision and claims outstanding	(1,710)	—	—	(1,710)
Technical provisions for linked liabilities	(2,326)	—	—	(2,326)
Other liabilities	(182)	(4)	11(ii)	(175)
Net assets acquired	260	192	3	455
Fair value of consideration:				
Cash (including £9 million of acquisition costs)				727
Loan notes issued to shareholders				32
				759
Goodwill (see note 14)				304

The revaluation adjustment in respect of "other assets" relates to the unamortised surplus in the pension scheme of the acquired group and the adjustment in respect of "other liabilities" arises on revaluing the debenture loan held by the acquired group to its market value.

The present value of in force long term business represents the fair value of the estimated shareholders' interest in future surpluses expected to emerge from business in-force of the acquired subsidiary.

The accounting policy realignments are:

(i) the write-off of capitalised software development costs in line with the Group's policy of charging all such costs as an expenses when incurred.

(ii) the provisions for deferred taxation on unrealised gains in line with the Group's policy.

In the financial year to 31 December 1997, London and Manchester Group plc made a profit after tax of £29.9 million. For the period from that date to the effective date of the acquisition, the summarised profit and loss account for London and Manchester Group plc is set out below:

	Period from 1 January 1998 to 10 September 1998 £m
Long term business technical account	
Gross written premiums	267
Non-technical account	
Loss before tax	(24)
Tax	(6)
Loss after tax	(30)

London and Manchester Group plc had no recognised gains or losses other than the loss for the period.

The impact of the acquisition on the Group Profit and Loss account for the 1998 year was as follows:

	Acquisition £m	Other continuing operations £m	Total £m
Earned premiums net of reinsurance	106	1,831	1,937
Investment income	79	1,605	1,684
Share of results of associated undertakings	—	14	14
Unrealised gains on investments	430	1,321	1,751
Other technical income	3	26	29
Claims incurred, net of reinsurance	(83)	(1,460)	(1,543)
Change in other technical provisions, net of reinsurance	(416)	(3,280)	(3,696)
Net operating expenses	(16)	(267)	(283)
Investment expenses and charges	(2)	(88)	(90)
Other technical charges, including amortisation of goodwill and present value of acquired in-force business	(7)	(2)	(9)
Tax attributable to the long term business	(8)	(179)	(187)
Minority interests	—	(12)	(12)
Transfer from/(to) the Fund for future appropriations	(86)	491	405
Balance on the long term business technical account	—	—	—

The results of the acquired companies which are not insurance companies are reported within "Other technical income".

Costs incurred in integrating the businesses of the London and Manchester Group with those of the Friends Provident Group amounted to £0.7 million in 1998.

29 Reconciliation of operating cash flow to net cash outflow/inflow from operating activities

The cash flows presented below represent actual net cash flows of the Asset Management business together with an allocation of cash representing amounts which have been transferred to the non-technical account in respect of the Life and Pensions profits attributable to shareholders, adjusted for any non cash items. The cash outflow in 2000 relating to the Life and Pensions business is due to the operating profit before tax being based on the surplus emerging on the statutory basis as explained in note 3.

	1998 £m	1999 £m	2000 £m
Operating profit before tax	117	47	24
Amortisation of goodwill	—	2	2
Depreciation charge	1	1	1
Movement in working capital	(8)	(1)	3
Operating (profit)/loss before tax on Life and Pensions business	(99)	(16)	12
Net cash flows from the Life and Pensions business attributable to shareholders	87	—	(79)
Net cash flow from operating activities	98	33	(37)

30 Movement in opening and closing portfolio investments, net of financing

	1998 £m	1999 £m	2000 £m
Net cash inflow/(outflow) for the period	97	18	(51)
Movement in long term business	3,715	3,299	1,060
Total movement in portfolio investments	3,812	3,317	1,009
Portfolio investments, net of financing at start of period	13,070	16,882	20,199
Portfolio investments, net of financing at end of period	16,882	20,199	21,208

31 Contingent liabilities

There are no contingent liabilities other than as disclosed elsewhere in this Accountant's Report, or from the normal course of insurance business for the Group at 31 December 2000. (1999: nil; 1998: nil)

32 Capital commitments

(a) Capital expenditure for which provision has not been made in the financial statements is estimated as follows. All the capital commitments relate to property.

	1998 £m	1999 £m	2000 £m
Contracted for	46.5	23.3	31.8

(b) At 31 December 2000, the Group had annual commitments under non-cancellable operating leases, for which no provision has been made in the financial statements, as follows:

	Land and buildings			Other		
	1998 £m	1999 £m	2000 £m	1998 £m	1999 £m	2000 £m
Operating leases which expire:						
Within one year	0.4	0.3	0.9	1.7	2.0	2.1
In the second to fifth years inclusive	1.9	1.1	1.2	0.2	—	—
In over five years	8.2	4.0	6.5	—	—	—

(c) The obligations under finance leases fall due:

	1998 £m	1999 £m	2000 £m
Within one year	—	0.5	0.3
In the second to fifth years inclusive	3.5	3.8	3.5

Commitments under non-cancellable finance leases represent £5 million (1999: £6 million; 1998: £4.8 million) of obligations under finance leases and £1.2 million (1999: £1.8 million; 1998: £1.3 million) of prepaid finance charges.

33 Related party transactions

In the ordinary course of business FPLO and its subsidiary undertakings carry out transactions with related parties, as defined by FRS 8 (Financial Reporting Standard 8 – 'Related Party Transactions'). Material transactions for the year are set out below:

(a) Key management

Which includes their close family and undertakings controlled by them, had various transactions with the Group during the year. Key management consists of all Directors and executive management of the Group.

In aggregate these were as set out below:

	1998 £000	1999 £000	2000 £000
Payments during the year by key management in respect of policies and investments issued or managed by the Group:			
Periodic payments	91	110	165
Single payments	106	138	811
Payments during the year by the Group to key management in respect of such policies and investments	201	47	35

All these transactions were completed on terms which were no better than those available to staff.

Sir David Kinloch's fees as Chairman of FIS are paid to Caledonia Investments plc.

Fees payable to B.W. Sweetland and K. Satchell for their services as non-executive directors of Friends Ivory & Sime plc are paid to Friends Provident Management Services Limited. During the period to 31 December 2000 £42,000 (1999: £36,000; 1998: £14,000) was paid in respect of both these directors.

Annual fees payable amounting to £22,000 (1999: £18,500; 1998: £17,500) to B.W. Sweetland for his services as a director of Benchmark Group PLC were paid to Friends Provident Management Services Limited after 30 June 1999 and Friends Provident Life office prior to 30 June 1999.

In addition there were other incidental transactions with key management, which are not considered material.

(b) Transactions with Friends Ivory & Sime plc

Other transactions with Friends Ivory & Sime plc and its subsidiaries are as follows:

	Total invoiced and accrued during the year			Outstanding at 31 December		
	1998 £000	1999 £000	2000 £000	1998 £000	1999 £000	2000 £000
Shared services agreement	2,400	2,885	2,033	728	639	59
Management fees	23,067	38,285	46,242	2,336	5,242	4,037
Other recharges	372	1,940	1,027	88	1,441	129
Other balances:						
Due from Friends Ivory & Sime North America Inc	—	—	—	119	121	132
Interest receivable by London and Manchester Group plc	—	1,095	1,417	—	—	—

(i) Shared services agreement

Shared services agreements are shared service invoices billed and accrued by FPLO to Friends Ivory & Sime plc during the year. The amount outstanding at 31 December 2000 is included within Other debtors.

Friends Provident Management Services Limited, under a shared service agreement with Friends Ivory & Sime plc, has provided investment accounting, information technology and professional services in respect of segregated fund clients of the FP Asset Management Group. These services are charged for at an hourly rate equal to 125 per cent. of 150 per cent. of the relevant prevailing annual direct staff costs divided by 1,750.

Friends Provident Management Services Limited (FPLO until 30 June 1999) also provided services reasonably required by Friends Ivory & Sime plc at cost.

Friends Provident Management Services Limited (FPLO until 30 June 1999) made available to Friends Ivory & Sime plc the use of software either owned by it or licensed to it. Friends Ivory & Sime plc pay an agreed pro rata cost of the software and a system charge, together with a proportion of the initial costs of any new software.

(ii) *Fees are paid monthly in arrears*

The Shared Services Agreement is terminable on six months' written notice by either party.

The services described above provided by Friends Provident Management Services Limited were previously provided by FPLO for 1998 and the period to 30 June 1999.

(iii) *Management fees*

Management fees are made up of management fees invoiced by subsidiaries of Friends Ivory & Sime plc to FPLO and certain subsidiaries during the year.

Under various management agreements, subsidiaries of Friends Ivory & Sime plc manage the investment of funds on behalf of FPLO and certain subsidiaries in return for fees calculated at commercial rates.

(iv) *Other recharges*

Other recharges are made up of other amounts invoiced by Friends Ivory & Sime plc during the year. The amount outstanding at 31 December 2000 is included within Other creditors.

Rent, rates and service charges were payable by Friends Ivory & Sime plc for the lease of 15 Old Bailey, London and the FPLO paid Friends Ivory & Sime plc for the sub-lease of part of 15 Old Bailey, London. In December 2000, Friends Ivory & Sime plc paid £1 million compensation for loss of rent to FPLO for the early surrender of this lease.

(v) *Other balances*

The interest receivable by the London and Manchester Group plc is on the £17 million subordinated loan stock of Friends Ivory & Sime plc.

(vi) *Subordinated loan*

The £17 million subordinated loan issued by Friends Ivory & Sime plc was repaid in March 2001 to London and Manchester Group plc, a subsidiary of FPLO, by the issue of 3,744,493 new ordinary shares in Friends Ivory & Sime plc (see note 32). Interest is paid to London and Manchester Group plc on the loan.

(vii) *Sale of subsidiary undertakings*

In March 2001 Friends Ivory & Sime Managed Pension Funds Limited, Friends Provident Unit Trust Managers Limited and Ivory & Sime Trustlink Limited, which are subsidiaries of the Friends Provident Group were sold to Friends Ivory & Sime plc. Details of the transaction are shown in note 34.

(c) Pension scheme

The Friends Provident Pension Scheme had investments at 31 December 2000 of £305 million in funds managed by Friends Ivory & Sime plc. The former funds had investments in aggregate of £360 million at 31 December 1999 and £71 million at 31 December 1998 in funds managed by Friends Ivory & Sime plc. (see note 11)

(d) Unit Trusts

Friends Provident Unit Trust Managers Limited ("FPUTM") acts as manager and registrar to the portfolio of Friends' Provident unit trusts. During the year, £67.9 million (1999: £54.3 million; 1998: £46.1 million) of management and registration fees paid were paid to FPUTM by the portfolio of Friends' Provident unit trusts. The balance owing to FPUTM at 31 December 2000 in respect of outstanding management and registration fees is £5.6 million (1999: £5.3 million; 1998: £3.9 million). The Group holds investments of £4,069 million in Friends' Provident Unit Trusts at 31 December 2000 (1999: £3,694 million; 1998: £2,836 million).

(e) Eureko restructure

During the year FP Business Holdings Limited ("FPBH"), a subsidiary undertaking of FPLO, disposed of some of its shares in Eureko B.V. for a consideration of £216 million and exchanged its 3.5 per cent. shareholding in Eureko B.V. for a 3.5 per cent. shareholding in Eureko Holdings B.V., FPBH also sold its entire shareholding in Friends First Holdings Limited to Eureko Holdings B.V. for a consideration of £74 million. Details of this transaction are shown in note 5.

34 Post balance sheet events and new business

(a) Reorganisation of Asset Management business

In February 2001 London and Manchester Group plc, a subsidiary undertaking, entered into a conditional agreement for the sale of its managed Funds subsidiary, Friends Ivory & Sime Managed Pensions Funds Limited to Friends Ivory & Sime plc.

Also in February 2001 Friends Provident Investment Holdings Limited and FPBH entered into a conditional agreement for the sale of FPUTM and Ivory & Sime Trustlink Limited, respectively, to Friends Ivory & Sime plc.

The transactions were approved at an Extraordinary General Meeting of the shareholders of Friends Ivory & Sime plc on 28 February 2001 and became unconditional on 2 March 2001 when the new shares issued as consideration were accepted for trading on the London Stock Exchange.

The consideration for the acquisition was approximately £128.9 million based on the middle market quotation of an Ordinary Share of 454p for 30 January 2001. The consideration payable for the acquisition comprised the issue to Friends Provident Investment Holdings Limited and London and Manchester Group plc, both subsidiary undertakings of FPLO, of an aggregate of 28,392,070 ordinary shares of Friends Ivory & Sime plc. Ivory & Sime Trustlink Limited was sold for nil consideration.

An immaterial loss on sale arises in the consolidated accounts of the Group as a result of these transactions. No charge to taxation arises.

(b) Sales of Industrial Branch business

In March 2001 the High Court approved the transfer of FPLO's entire Industrial Branch business assets and liabilities to Royal Liver Assurance Limited for nil consideration. The transaction had an effective date of 31 March 2001 and £479 million of assets were transferred at that date, based on a provisional valuation of Industrial Branch business liabilities. The final valuation will be carried out in due course and any balancing settlement made in cash.

Assets transferred were in excess of transferred liabilities by an amount of £16 million representing Royal Liver's estimated liability to taxation on the unrealised gains on the assets transferred. This will result in a loss of approximately £16 million to FPLO. No charge to taxation arises to the Group as a result of the transfer.

(c) New business premiums for three months ended 31 March 2001

	Annualised Periodic £m	*Single* £m	*API* £m
Life and Pensions			
Life			
Mortgage endowments	2	—	2
Protection	7	—	7
Savings and investment	5	108	16
Pensions			
Immediate annuities	—	79	8
Other – Individual	5	71	12
Other – Group	18	107	28
Permanent health insurance	3	—	3
Total Life and Pensions	40	365	76

35 Subsidiary and associated undertakings

Principal subsidiary and associated undertakings of FPLO and the Group at 31 December 2000 are shown below. Unless otherwise stated they are undertakings incorporated in the UK and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	Percentage of allotted share capital held
Retail Operations	
FP Business Holdings Limited	100
FP Group plc (formerly FP UK Holdings Limited)	100
London and Manchester Group plc	100
Operating Companies:	
Life Assurance and Pensions:	
FP Life Assurance Limited	100
Friends Provident Corporate Pensions Limited	100
Friends Ivory & Sime Managed Pension Funds Limited (formerly London and Manchester (Managed Funds) Limited)	100
Unit Trust Management:	
Friends Provident Unit Trust Managers Limited	100
Policyholder Services:	
Friends Provident Services Limited	100
Pan European Insurance:	
European Alliance Partners Company B.V. (incorporated in Netherlands)	11.43
Asset Management Group	
Friends Ivory & Sime plc (incorporated in Scotland)	
Ordinary shares	63.3
Variable rate cumulative preference shares	100
Management Services	
Friends Provident Management Services Limited	100
Finance Company	
FP Finance PLC	100
Residential Estate Agency	
Friends Provident Estate Agencies Limited	100
Friends Provident Estate Agency Financial Services Limited	100
Trustee Company	
Box Hill Investments Limited	100
Property Companies	
Benchmark Group PLC (associated undertaking)	35
London Capital Holdings Limited	35
Ordinary shares	100
Deferred shares	100

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Friends Provident plc
Pixham End
Dorking
Surrey
RH4 1QA

The Directors
Merrill Lynch
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

Dear Sirs

Accountant's Report on Friends Provident plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus ("the Prospectus") of Friends Provident plc ('the Company').

The Company was incorporated and registered in England and Wales with registered number 4113107 on 23 November as a public limited company under the Companies Act with the name Meritkudos Public Limited Company. Its name was changed to Friends Provident plc on 19 April 2001. The Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessement of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus, a true and fair view of the state of affairs of the Company as at the date stated.

Financial information

The balance sheet of the Company at 26 April 2001 is as follows:

	Notes	£000
Current assets		
Cash		50
Net assets		50
Represented by:		
Share capital	2	50

Notes to the financial information

1 **Accounting policies**

The balance sheet has been prepared in accordance with the historical cost convention.

2 **Share capital**

The Company was incorporated with an authorised share capital of £100,000, comprising 100,000 Ordinary shares of £1 each of which two were issued for cash at par to the subscribers to the memorandum of association. On 26 April 2001, each of the 100,000 Ordinary shares of £1 each was subdivided into 10 Ordinary shares of 10p each. On 26 April 2001, 500,000 Ordinary Shares were allotted and issued for cash at per.

3 **Subsequent events**

On 6 June 2001, the authorised share capital was increased from £100,000 to £250,000,000 by the creation of 2,499,000,000 additional shares.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 10 – Pro forma financial information

The following is pro forma financial information consisting of a pro forma balance sheet and a pro forma profit and loss account of the Friends Provident Group for the year ended 31 December 2000.

10.1 Pro forma profit and loss account

Set out below is the pro forma profit and loss account of the Friends Provident Group for the year ended 31 December 2000 prepared in accordance with the notes below. The pro forma profit and loss account is prepared for illustrative purposes only to show the financial results of the Friends Provident Group as if the Effective Date was 1 January 2000 but, because of its nature, may not give a true picture of the Group's financial position or results.

The annual results shown within the Accountant's report are significantly affected by the conditions of the Schemes. The Schemes specifies that amounts equivalent to 60 per cent. of the statutory surplus on that non profit business written up to the Effective Date (which is transferred to the With Profits Fund on the Effective Date), accrues to the shareholders without the usual modifications being applied to that surplus. As a consequence, the Accountant's report has been prepared on the basis that 60 per cent. of the surplus arising on such non profit business written up to the Effective Date is attributable to shareholders. In addition, as a consequence of not applying the usual modifications to that surplus, the costs of acquiring this business have not been deferred and the prudent reserving basis required for the regulatory returns has been applied in arriving at shareholder profit.

Following the Effective Date, the results of 100 per cent. of all new business will be recorded in the Non Profit Fund. In addition, profits on all new business will reflect full deferral of acquisition costs and a realistic rather than statutory reserving basis. The adjustment shown in the pro forma reflects the additional 40 per cent. of surplus emerging on new non profit business written in 2000 on a statutory solvency basis and an adjustment for 100 per cent. of the modified statutory adjustments in respect of new business written in 2000.

Profit and loss account:
Non-technical account for the year ended 31 December 2000

	Accountant's report £m	Adjustment £m	Pro forma financial information £m
	(Note 1)	(Note 2)	
Balance on the long term business technical account	(8)	94	86
Tax credit attributable to balance on long term business technical account	18	40	58
Profit on ordinary activities before tax	10	134	144
Analysis of profit on ordinary activities before tax			
Life and Pensions	(13)	134	121
Asset Management	36		36
Total operating result before operating exceptional items	23	134	157
Pension mis-selling costs	1		1
Operating profit before tax	24	134	158
Loss on sale of Personal Financial Services	(14)		(14)
Profit on ordinary activities before tax	10	134	144
Tax on profit on ordinary activities	(18)	(40)	(58)
Profit/(loss) on ordinary activities after tax	(8)	94	86
Equity minority interests	(6)	—	(6)
Profit/(loss) after tax attributable to shareholders[4]	(14)	94	80
Earnings per share attributable to shareholders[4]	(0.85)p	9.95p	9.11p
Adjusted earnings per share[4]	(0.63)p	9.95p	9.32p

Notes:

1 The profit and loss account has been extracted from the Accountant's report included in Part 9 of the Prospectus. The long term business technical account has not been presented as the only lines impacted by the adjustment are the "Transfers (to)/from the Fund for future appropriations" and "Tax attributable to the long term business".

2 Following the Effective Date, the results of 100 per cent. of all new business will be recorded in the Non Profit Fund. This adjustment reflects the additional 40 per cent. of surplus emerging on new non profit business written in 2000 on a statutory solvency basis and an adjustment for 100 per cent. of the modified statutory adjustments in respect of new business written in 2000. The adjustment has been grossed up at a notional rate equivalent to the standard rate of corporation tax.

3 The return on the new capital is not shown in the above pro forma profit and loss account. The net capital that the Group expects to receive is £1,375 million. Assuming the Group invests the full proceeds for the entire year after Admission and attains a return of around 6.5 per cent., this will generate £89 million of return before tax for the year.

4 Earnings per share is based upon the profit for the financial year attributable to shareholders divided by the 944 million Ordinary Shares expected to be issued under the Demutualisation Share Allocation. No account has been taken of the shares that will be issued under the Offers to raise new capital for the Group.

10.2 Pro forma balance sheet

The pro forma consolidated balance sheet set out below is based on a summary of the Group's consolidated balance sheet at 31 December 2000. It is prepared for illustrative purposes only and, because of its nature, cannot give a complete picture of the financial position of the Group. The adjustments illustrate the effect of the Flotation Proposal on the assumption that new capital of approximately £1,375 million net (after estimated expenses of £125 million) is raised for the Group under the Offers.

	At 31 December 2000 £m	*Adjustments* £m	*Pro forma financial information* £m
		(Note 1)	
Assets			
Goodwill	252	—	252
Investments	21,696	1,375[a]	23,071
Present value of acquired in-force business	136	—	136
Assets held to cover linked liabilities	9,617	—	9,617
Reinsurers' share of technical provisions	753	—	753
Debtors, pension and other assets	1,348	—	1,348
Total assets including pension asset	33,802	1,375	35,177
Capital and reserves			
Share capital and share premium	—	1,375[a]	1,375
Profit and loss reserves	—	600[b]	600
Pension reserve	—	259[c]	259
Total shareholders' net assets		2,234	2,234
Equity minority interests	30		30
Total capital and reserves	30	2,234	2,264
Liabilities			
Subordinated liabilities	215	—	215
Fund for future appropriations	3,516	(859)[b]	2,657
Technical provisions including for linked liabilities	28,892	—	28,892
Provisions for other risks and charges	326	—	326
Creditors, accruals and deferred income	823	—	823
Total liabilities	33,772	(859)	32,913
Total capital and reserves and liabilities	33,802	1,375	35,177

Notes:

1 The adjustments set out are in respect of:

(a) New capital for the Group to be raised under the Offers of £1,500 million less the estimated expenses of the Flotation Proposal of £125 million. The capital will result in the issue of Ordinary Shares. The cash from the capital raised will initially increase the invested assets. The demutualisation share allocation of 944 million 10p ordinary shares with a nominal value of £94 million increases share capital with a corresponding reduction in share premium.

(b) The adjustment reflects the excess assets in the Non Profit Fund attributable to shareholders, assuming the Effective Date was 31 December 2000. The adjustment at 31 December 2000 is made up of the following components:

	£m
Net assets of the Asset Management business	74
Additional pension asset on an FRS 17 basis (see note (c) below)	212
Other net assets on a statutory solvency basis	60
Acquired goodwill (excluding that in respect of the acquired London and Manchester asset management business, and the estate agency business which will be held by the With Profits Fund)	197
Present value of the acquired in-force business	136
Deferred acquisition costs on business transferred to the Non Profit Fund	104
Other valuation differences on business transferred to the Non Profit Fund	76
	859

(c) The total pension asset at 31 December 2000 amounted to £259 million of which £47 million included in other net assets, represent the pension asset under SSAP24 and £212 million represents the additional pension asset on an FRS 17 basis.

2 No adjustment has been reflected above for the initial contingent loan of £50 million, which will be made from the Non Profit Fund to the With Profits Fund on the Effective Date. This loan will reduce the opening profit and loss reserves and increase the Fund for future appropriations on the Effective Date.

The following is the text of a letter by PricewaterhouseCoopers in relation to the pro-forma financial information of Friends Provident plc:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Friends Provident Life Office
Pixham End
Dorking
Surrey
RH4 1QA

The Directors
Merrill Lynch
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

12 June 2001

Dear Sirs

Pro forma financial information on the Friends Provident Group ("the Group")

We report on the pro forma profit and loss account, balance sheet and related notes of the Group at 31 December 2000 ("pro forma financial information") set out in this part of the Prospectus of Friends Provident plc (the "Prospectus"). The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Flotation Proposal (including the Offers) as defined in Part 18 of the Prospectus might have affected the consolidated balance sheet of the Group as at 31 December 2000 and profit and loss account of the Group for the year ended 31 December 2000.

Responsibilities

It is the responsibility solely of the directors of Friends Provident plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Friends Provident plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Friends Provident plc; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 11 – Summary of material differences between UK GAAP & US GAAP

The financial information contained in Parts 7, 9 and 10 of this Prospectus has been prepared under the historical cost convention in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The Friends Provident Group has not quantified these differences. The Friends Provident Group has not undertaken any such quantification or preparation or reconciliation, accordingly other potentially significant accounting and disclosure differences may not be identified below. Accordingly, the Friends Provident Group can provide no assurance that the identified differences in the summary below represent all the principal differences relating to the Group. Further, no attempt has been made to identify future differences between UK GAAP and US GAAP either as a result of prescribed changes in accounting standards or which may affect the financial information as a result of transactions or events that may occur in the future. Regulatory bodies that promulgate UK GAAP and US GAAP have significant ongoing projects that could effect future comparisons such as this one. The differences described below discuss any UK GAAP and US GAAP differences in respect of the pro forma profit and loss account and balance sheet.

In making an investment decision, investors must rely upon their own examination of the Group, the terms and conditions of the Offers and the contents of this Prospectus, including the financial information contained in Parts 7, 9 and 10. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and how those differences might affect the financial information herein.

Valuation of long term technical provisions and life profit reporting

Future policy benefits for traditional participating policies are calculated using the statutory reserves in a similar manner to UK GAAP.

The liability for future policy benefits for universal life and unit linked policies is usually equivalent to the account balance. No allowance is made for expected future expense or mortality profits.

In the United States, the method of calculation of the long term technical provision or the liability for future policy benefits in US terminology is dependent upon the underlying characteristics of the insurance products being valued. The movement in the liability for future policy benefits is reported in the profit and loss account or the income statement as a claims cost.

Future policy benefits for traditional life policies are calculated using the present value of future liabilities less future actuarial net premiums using assumptions as to mortality, morbidity, expected investment yields, terminations and expenses applicable at the date of issue together with a margin for adverse deviation. Actuarial net premiums are the theoretical regular premium that would need to be paid throughout the term of the contract solely to provide the contractual benefits using original assumptions. The movement in the liability for these policies is such that the profit is anticipated to emerge in proportion to premiums.

Deferred acquisition costs

Under UK GAAP, acquisition costs comprise all direct and indirect costs arising from writing new insurance contracts and are deferred to the extent that they are recoverable out of future revenue margins. Deferred acquisition costs are amortised over the full lifetime of the contract in proportion to the future margins emerging in respect of the related policies.

Under US GAAP, acquisition costs that vary with, and are primarily related to, the acquisition of insurance contracts are capitalised and amortised over the life of the policies. An explicit deferred acquisition cost asset is included on the balance sheet.

The deferred acquisition cost balance is amortised in accordance with either expected gross profits or such that the deferred acquisition cost balance as a percentage of the present value of future premiums is level. The method used depends upon the characteristics of the underlying policies.

Investment and trading securities

Under UK GAAP investments are valued at market value, and unrealised gains and losses are accounted for within the profit and loss account.

Under US GAAP, marketable equity and all debt securities must be classified, according to management's intent, in one of the following categories, trading, available-for-sale, or held-to-maturity.

Trading securities (those actively bought and sold) should be marked-to-market, with the resulting unrealised gain or loss recognised currently in the income statement. Available-for-sale securities should be marked-to-market with the resulting unrealised gain or loss, recorded directly to a separate component of shareholders' equity until realised, at which time the gain or loss is recorded in income.

Held-to-maturity securities (a classification allowed only for debt securities, not equity except for preferred stock with required redemption dates) should be carried at amortised cost other than where there are temporary impairments in value which are accounted for as realised losses.

Non-marketable equity securities are valued at the lower of cost or net realisable value.

Real estate

Under UK GAAP, properties held by the insurance businesses are reported at market value with unrealised gains included in the income statement.

These properties are termed real estate under US GAAP, with land reported at cost and buildings reported at depreciated cost.

Deferred tax

Under UK GAAP, deferred tax should be provided on timing differences recognised by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. UK GAAP also permits the discounting of deferred tax. For UK insurance companies, unrealised gains on investments including properties recognized in the profit and loss account are subject to deferred tax even though there is no obligation to sell securities at balance sheet date.

Under US GAAP, deferred tax is provided on timing differences recognised in the foreseeable future at the balance sheet date.

US GAAP permits the recognition of deferred tax assets to the extent recoverability is considered more likely than not. A valuation allowance is established to reduce any resulting deferred tax asset to the extent it is more likely than not that the related tax benefits will not be realised. US GAAP does not allow the deferred tax balances to be discounted.

Acquisitions, goodwill and fair value accounting on acquisitions.

Under US GAAP, business combinations must be accounted for as a purchase or a pooling of interests and the requirements for accounting under the latter method are more restrictive than under UK GAAP.

Under UK GAAP, from 1 January 1998, goodwill is capitalised and amortised over a period not exceeding 20 years. Prior to 1998, purchased goodwill was eliminated against reserves.

Under US GAAP, goodwill must be capitalised and amortised over a period not to exceed 40 years for acquisitions.

Under UK and US GAAP, when determining the fair value of the net assets acquired the present value of future profits on the existing in-force business is calculated and included as an asset. This is then amortised over the period in which the profits are expected to emerge. Under US GAAP the liability for future policy benefits is recalculated using best estimate assumptions at the date of acquisition.

Derivative financial instruments

Under UK GAAP, derivative financial instruments are held at market value with resulting unrealised gains and losses being included within the profit and loss account.

Under US GAAP accounting for derivative financial instruments is partially determined by the purpose for which the instrument was entered into. In general, derivative financial instruments, which are entered into for speculative or trading purposes or which do not meet the criteria for accounting for such items as hedges, are accounted for at fair value with all unrealised gains and losses recognised currently in income. Derivative financial instruments, which (i) are entered into in order to hedge certain exposures and (ii)

meet defined criteria in order to be classified as hedges, are accounted for in a manner so as to offset gains and losses applicable to the derivative financial instrument against the gains and losses on the transaction or commitment being hedged.

Revenue recognition

Under UK GAAP, premiums on all insurance contracts, including universal life and unit linked contracts are included within revenue. The movement in the liability associated with these contracts is also included within the profit and loss account.

Under US GAAP revenues do not include premiums received for certain universal life and unit linked contracts. These premiums are directly credited to the liability for future policy benefits. In a corresponding manner, benefit payments are directly charged to such liability, rather than being included in claims costs. Reported revenues include policy fees and charges, investment returns less amounts credited to balances, and expenses incurred.

Dividends payable

Under UK GAAP, dividends are recognised in the period to which they relate, which may be earlier than the date of their declaration.

Under US GAAP, dividends are recognised in the period they are declared by the Board.

Cash flow statement

Under UK GAAP, cash flows of long term business are only included to the extent that they are transferred and available to meet the obligations of the shareholders as a whole.

Under US GAAP, the policyholder cash flows are reported as part of the cash flow.

Pension cost

Under both UK and US GAAP accounting for pension plans is based on an actuarial method of calculating pension costs; however, the assumptions used differ between US and UK GAAP.

Also, under UK GAAP past service costs are recognised in the profit and loss account on a straight-line basis over the period in which the increases in benefit vest. Under US GAAP, these past service costs are recognised over the average remaining service lives of current employees.

Fund for future appropriations

Under UK GAAP, the excess assets over liabilities in the With Profits Fund is reflected in the Fund for future appropriations until appropriated between policyholders and shareholders.

US GAAP requires the excess assets and liabilities in With Profits Funds to be appropriated between shareholders and policyholders in the proportion prescribed by the legal form of the company or the terms of the contracts concerned, taking into account policyholders' reasonable expectations.

Other

In addition, US GAAP would require different formats of presentation and classification for the profit and loss account, balance sheet and additional disclosures in the related notes.

Part 12 – Regulation

12.1 General

Various members of the Friends Provident Group including FPLP, are subject to regulation by government agencies in the various jurisdictions in which they have operations in respect of insurance and investment business activities. The nature and extent of such regulation varies from one jurisdiction to another, but typically involves obtaining the prior approval of the regulator for the acquisition of a controlling or significant interest in a regulated company, any parent company or of any company controlling such a regulated company, the regulation of certain transactions entered into by a regulated company with any of its affiliates, solvency and liquidity standards, limitations on types and amounts of investments, prescription of methods of accounting, filing of annual and other reports with respect to financial condition and other matters.

12.2 UK

Insurance business – introduction

A number of companies in the Friends Provident Group, including FPLP, are UK authorised insurance companies (and FPLP is also authorised in Guernsey) and are subject to the regulation and supervision of the FSA (as this function has been delegated to it by H.M. Treasury) under the ICA. Technically, H.M. Treasury remains responsible for insurance regulation in the UK but it has delegated all day to day matters to the FSA. This will change under the Financial Services and Markets Act 2000 ("FSMA") when it comes into force later this year as the ICA will be repealed in this respect and the FSA will become responsible for insurance regulation in its own right.

Much of the framework for life insurance regulation in the EU derives from the various Life Directives. It is the responsibility of the member states which comprise the EU to implement these requirements into national law. Much of the relevant insurance requirements have been implemented into UK law through the ICA and subordinate legislation made under it.

Authorisation to transact business

Subject to the exemptions provided in the ICA, no person may effect or carry out insurance business in the UK unless authorised to do so under the ICA by H.M. Treasury acting through the FSA. The FSA, in deciding whether to grant authorisation, is required to determine whether the applicant satisfies the requirements of the ICA to be engaged in insurance business and, in particular, whether the criteria of sound and prudent management will be fulfilled with respect to the applicant. If it so chooses, the FSA may impose additional conditions.

Regulatory reporting

UK authorised insurance companies have to prepare their accounts in accordance with special provisions applicable to them under the Companies Act which require them to file, and provide their shareholders with, audited financial statements and related reports. Insurance companies are required to file with the FSA audited accounts and other prescribed documents within six months of the end of the relevant financial year. The FSA may impose additional reporting requirements.

Solvency margins

Under the ICA, companies authorised to effect or carry out insurance business in the UK are required to maintain a solvency margin, which is to say that the admissible value of their long term business assets must exceed the value of their long term liabilities by a prescribed amount, as calculated in accordance with the relevant valuation regulations.

Long term assets and liabilities

Under the ICA, separate accounting and other records must be maintained and a long term business fund must be established as a separate fund to hold assets and liabilities applicable to long term business. There are restrictions relating to the use of the assets in this fund. A life insurance company, and any parent company of a life insurance company, cannot declare a dividend at any time when the value of the assets of the long term business fund does not exceed the value of the liabilities of the long term business fund, in each case as valued in accordance with the relevant valuation regulations.

Transactions with connected persons

A life insurance company or its "subordinate company" (as defined in the ICA) is prohibited from entering into a transaction with a connected person where such transactions between the insurance company or its subordinate companies and that person exceed 5 per cent. of the amount of the long term funds or if the proposed transaction would cause the 5 per cent. limit to be exceeded.

Supervision of management and control

No UK insurance company may appoint any person as managing director or chief executive without the FSA's prior approval, and no person may become a "controller" of an insurance company without such approval. In addition, a person who is already a controller of an insurance company may not increase that holding so that it passes through one of the thresholds without the prior approval of the FSA. Failure to obtain the FSA's consent is a criminal offence. These thresholds are a holding of the shares or voting rights in an insurance company of 10 per cent. or more, 20 per cent. or more, 33 per cent. or more or 50 per cent.. Acquiring sufficient shares or voting rights such that the insurance company becomes a subsidiary is also notifiable. For the purpose of calculating these thresholds, all holdings must be aggregated with those of that person's "associates" (as defined in the ICA).

Investigation and intervention

The FSA has various powers to intervene in the affairs of an insurance company, for instance, if it considers that it is desirable for protecting policyholders or potential policyholders against the risk that the company may be unable to meet its liabilities or, in the case of long term business, to fulfil the reasonable expectations of policyholders or potential policyholders, that the criteria of sound and prudent management may not be fulfilled, that the company or its parent or its subordinate company has failed to comply with obligations under the relevant legislation, that the company has furnished misleading or inaccurate information, that satisfactory reinsurance arrangements are not made or that there has been a substantial departure from any proposal or forecast submitted to the FSA.

Asset management and other areas of regulation

Most long term insurance products are considered as investments for the purpose of the FS Act. Firms carrying on investment business, such as dealing in these products or providing advice in respect of them, must be regulated under the FS Act. This is usually achieved through membership of the PIA, which is the main regulator for the retail marketing of investment products. Various members of the Friends Provident Group are regulated by the PIA.

The asset management activities carried on by FIS and its subsidiaries also constitute the carrying on of investment business under the FS Act. The usual regulator for this is IMRO. Various subsidiaries of FIS are also regulated by IMRO.

Being a member of an SRO, such as the PIA or IMRO, introduces an additional level of regulation. SRO regulation is contractual and so a firm voluntarily agrees to be subject to the jurisdiction of the SROs. Part of this jurisdiction includes making regular returns to the regulator and being subject to its disciplinary procedure as well as having a complaints handling procedure and being part of the relevant ombudsman scheme.

Also, some of the companies in the Friends Provident Group fall within the provisions of the Investment Services Directive. This allows these firms to "passport" their services around the EU without requiring authorisation in respect of each jurisdiction where they carry on business. This also imposes a controller regime which is similar to that in respect of insurance companies.

In addition, FIS and Friends Ivory & Sime North America Inc. are regulated by the SEC.

Future regime

The regulatory position in the UK is currently expected to change by the end of November 2001. At such time, the ICA and the FS Act (along with various other statutes) will be repealed, along with much of the secondary legislation and rules made under them. At this point, the new regime under the FSMA will come into force.

Under the new regime, effecting and carrying out contracts of insurance will still be a regulated activity, as will their marketing. Asset management activities will also still be regulated. In general, the position under the new regime for regulated companies is expected to be broadly similar in substance to the current position, particularly as many of the relevant rules are derived from EU Directives which will still apply. It is very likely, however, that there will be changes to the detail of some of the regulatory requirements, some of which may have an impact on the activities of the Friends Provident Group. Any such changes will be likely to affect the sector as a whole. At this stage, while the framework of the regime has been finalised, the final version of the detail under it is not yet available.

Most of the detail of the new regime will be set out in rules due to be made by the FSA. The FSA proposes to publish final versions of various texts which will impact directly on both insurance and investment business regulation, in July 2001. These publications will include the Conduct of Business Sourcebook, the transitional rules (which will govern the transition from the current regime to the new regime) and the Interim Prudential Sourcebook (which is expected to be replaced in due course by the Integrated Prudential Sourcebook). Under the new regime, it is expected that there will be changes to the advertising regime, the ombudsman and compensation schemes and the approved persons and controllers regime.

12.3 Guernsey

Insurance Business

FPLO and FPLP are registered under the Insurance Business (Guernsey and Alderney) Laws, 1986 and 1996 (the "Insurance Law") to carry on long term insurance business in and from within Guernsey and Alderney.

FPLO and FPLP are subject to regulation and supervision in Guernsey by the Guernsey Financial Services Commission (the "GFSC").

Authorisation to transact business

Subject to the exemptions set out in the Insurance Law, no person may carry on, or hold himself out as carrying on, insurance business in Guernsey unless that person is registered. The GFSC, in deciding whether to grant an application for registration, adopts a policy of selectivity. Consideration is given to the status of the principals, directors and officers (and their track record) of the applicant. The GFSC will not grant an application for registration if it is of the opinion that either it would not be for the benefit of policyholders of the applicant or that it would not be in the best economic interests of Guernsey.

Regulatory reporting

The GFSC places emphasis on a self-regulatory approach when regulating registered insurers.

A registered insurer must, in respect of each financial year and within four months of the financial year end, submit to the GFSC its audited annual accounts accompanied by an actuary's report, a certificate from the general representative declaring that the insurer has carried on its insurance business plan, as amended during the period, and that the minimum margin of solvency has been maintained throughout that period, a new business plan and any supplementary accounting information.

Supervision of management and control

One of the conditions attached to the registration certificates of insurers is that prior written consent must be given by the GFSC whenever changes in the ultimate beneficial ownership or changes in directors or managers are proposed. The Insurance Law provides that a registered insurer may be required by the GFSC to furnish details concerning any person having for the time being any proprietary, financial or other interest in or in connection with the insurer.

Investigation and intervention

The GFSC has various powers to investigate and to intervene in the affairs of a registered insurer. It may, among other things, impose conditions upon an insurer on or after registration, which appear to the GFSC to be necessary or desirable, including a condition that the insurer be prohibited from effecting a contract of insurance of any description. It may cancel any registration if, for example, it considers it desirable for the protection of policyholders or potential policyholders of the insurer, or if the insurer or its general representative has furnished misleading or inaccurate information to the GFSC. It also has the power to require any registered insurer or any authorised insurance manager to furnish to it information concerning the insurer.

13.1 Introduction

The following summaries are included only as a general guide to taxation and are based on Friends Provident plc's understanding of the law and practice currently in force in the relevant jurisdictions. The following summaries relate only to individuals and are not necessarily applicable in the case of companies or trustees. References to shareholders, members and persons should be read accordingly. Persons who are in any doubt as to their taxation position, or who are resident in more than one jurisdiction should seek independent professional advice.

13.2 UK residents

Demutualisation Shares

The issue of Demutualisation Shares to Qualifying Members resident in the UK in respect of life and pension policies will not initially give rise to a charge to UK tax. However, it is expected that such members will be subject to capital gains tax on the full value of the Demutualisation Shares when sold. There is generally no allowable base cost in membership rights, other than a March 1982 value which the Inland Revenue has indicated that they will regard as zero. For most Qualifying Members resident in the UK this will mean that, provided the value of the Ordinary Shares sold, together with any other capital gains realised, is within the annual capital gains tax exemption, which for individuals is £7,500 for the tax year ending on 5 April 2002, no UK tax will be payable in respect of those gains. No taper relief will be available if the Demutualisation Shares are sold immediately but it will be available from the date of issue of the Demutualisation Shares until the date of disposal if the Demutualisation Shares are held for three years or more.

The Inland Revenue currently considers that the receipt of Demutualisation Shares, or of the proceeds from the immediate sale of Demutualisation Shares or of their being taken up in the Institutional Offer, by a Qualifying Member whose entitlement to such demutualisation benefits arises solely from a permanent health insurance policy should be taxed as income and not under the capital gains regime. Such Qualifying Members who are also higher rate taxpayers may wish to seek independent advice in respect of their taxation position.

Taxation of capital gains

UK capital gains tax applies to gains arising to persons resident, or ordinarily resident, in the UK. The transfer or disposal of shares may give rise to a capital gain or allowable loss, but the extent of any liability to tax will depend upon the shareholder's personal circumstances.

It is expected that the receipt of Bonus Shares by UK shareholders will give rise to a capital gain. Again, the extent of any liability to tax will depend upon the shareholder's personal circumstances.

Dividends

Under current UK taxation legislation, no tax will be withheld from dividend payments by Friends Provident plc, whether the Ordinary Shares are held in certificated or uncertificated form.

A UK resident individual shareholder will be entitled to a non-repayable tax credit on receipt of a dividend from Friends Provident plc, equal to one-ninth of the net dividend receipt. The shareholder will be subject to income tax on the total of the dividend received and the tax credit, but the tax credit will discharge that shareholder's liability to lower or basic rate income tax. If the shareholder is subject to income tax at the higher rate, he or she will have to pay further tax at 22.5 per cent. on the total of the dividend received and the tax credit.

Stamp duty and SDRT

Neither UK stamp duty nor SDRT is payable on the issue of shares, unless they are issued into depository receipt schemes or "clearance services", in which case SDRT may apply at the special rate of 1.5 per cent. of the issue price of the shares.

Any transfer of shares will be liable to ad valorem stamp duty, or SDRT if the agreement to transfer the shares is not completed by a duly stamped transfer document, at the rate of 0.5 per cent. of the actual consideration paid. If the shares are transferred to a person to whom the depository receipt or "clearance service" charge to stamp duty may apply, a special rate of 1.5 per cent. of the actual consideration paid or market value will apply.

Liability to pay any stamp duty or SDRT is generally that of the transferee or purchaser. However, Friends Provident plc will meet any stamp duty or SDRT costs arising from Voluntary Sales by Occupational Pension Scheme Trustees. The stamp duty or SDRT cost of sales through the Initial Share Sale Facility will be deducted from the amount to be remitted to the selling shareholders and is included within the administration charges levied under the Initial Share Sale Facility.

Special rules apply to agreements made by certain recognised "intermediaries".

No stamp duty or SDRT will arise on a transfer of shares into the CREST system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at the rate of 0.5 per cent.) will arise. Transfers of shares within CREST will be liable to SDRT rather than stamp duty and SDRT on relevant transactions settled within the CREST system or reported through it for regulatory purposes will be collected by CRESTCo, the operator of CREST.

Inheritance tax

For the purposes of UK inheritance tax, the right to demutualisation benefits under the Demutualisation Share Allocation will form part of the value of an estate. Ordinary Shares will represent UK situs assets for inheritance tax purposes.

Individual Savings Accounts ("ISAs")

Under current UK income tax rules, a Qualifying Member who receives Ordinary Shares in connection with the Demutualisation Share Allocation or for which he or she has applied in the Preferential Offer will not generally be able to transfer those shares directly into an existing ISA fund. This is because subscriptions to an ISA fund may be made only by way of payment of cash.

However, the individual's ISA manager may offer to sell the Ordinary Shares on behalf of the individual and use the proceeds to purchase new shares within the ISA fund. As this will constitute a disposal of the Ordinary Shares received, it may give rise to a capital gain or allowable loss for UK capital gains tax purposes, as discussed above.

An individual investor wishing to purchase Ordinary Shares through an ISA will have to make a cash subscription to their ISA fund and direct the ISA manager to purchase the Ordinary Shares. Ordinary Shares held within an ISA fund will not be subject to UK capital gains tax on subsequent disposal, nor will any loss on disposal be an allowable deduction. Tax credits in respect of dividends on shares held in an ISA are recoverable up to 5 April 2004.

13.3 Gibraltar residents

The issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to persons resident in Gibraltar will not give rise to a charge to tax in Gibraltar, either on receipt of any such shares or on any subsequent sale.

An individual who is resident in Gibraltar for tax purposes will receive any dividends from Friends Provident plc net of a non-repayable 10 per cent. tax credit. The shareholder will be subject to Gibraltan income tax on the total of the dividend received and the tax credit, but will receive relief of an amount equal to the lesser of the tax payable on that income in Gibraltar or the tax credit.

Neither UK stamp duty nor SDRT is payable on the issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to recipients resident in Gibraltar.

Persons resident in Gibraltar may wish to seek independent advice in respect of their position for UK inheritance tax purposes. In particular, it should be noted that specific rules deem certain individuals to be domiciled in the UK and subject to UK inheritance tax on their worldwide assets. In addition UK inheritance tax rules apply to certain assets located in the UK, including shares in a UK registered company.

13.4 Guernsey residents

The issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to persons resident in Guernsey will not give rise to a charge to tax in Guernsey, either on receipt of any such shares or on any subsequent sale.

An individual who is resident in Guernsey for tax purposes will receive any dividends from Friends Provident plc net of a non-repayable 10 per cent. tax credit. The shareholder will be subject to Guernsey income tax on the amount received, without relief for the tax credit amount.

Neither UK stamp duty nor SDRT is payable on the issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to recipients resident in Guernsey.

Persons resident in Guernsey may wish to seek independent advice in respect of their position for UK inheritance tax purposes. In particular, it should be noted that specific rules deem certain individuals to be domiciled in the UK and subject to UK inheritance tax on their worldwide assets. In addition UK inheritance tax rules apply to certain assets located in the UK, including shares in a UK registered company.

13.5 Isle of Man residents

The issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to persons resident in the Isle of Man will not give rise to a charge to Isle of Man tax, either on receipt of the shares or on any subsequent disposal of those shares.

An individual who is resident in the Isle of Man for tax purposes will receive any dividends from Friends Provident plc net of a non-repayable 10 per cent. tax credit. The individual will be subject to Isle of Man income tax on the amount received, without relief for the tax credit amount.

Neither UK stamp duty nor SDRT is payable on the issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to recipients resident in the Isle of Man.

Persons resident in the Isle of Man may wish to seek independent advice in respect of their position for UK inheritance tax purposes. In particular, it should be noted that specific rules deem certain individuals to be domiciled in the UK and subject to UK inheritance tax on their worldwide assets. In addition UK inheritance tax rules apply to certain assets located in the UK, including shares in a UK registered company.

13.6 Jersey residents

The issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to persons resident in Jersey will not give rise to a charge to Jersey tax, either on receipt of the shares or any subsequent disposal of those shares.

An individual who is resident in Jersey for tax purposes will receive any dividends from Friends Provident plc net of a non-repayable 10 per cent. tax credit. The shareholder will be subject to Jersey income tax on the amount received, without relief for the tax credit amount.

Neither UK stamp duty nor SDRT is payable on the issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to recipients resident in Jersey.

Persons resident in Jersey may wish to seek independent advice in respect of their position for UK inheritance tax purposes. In particular, it should be noted that specific rules deem certain individuals to be domiciled in the UK and subject to UK inheritance tax on their worldwide assets. In addition UK inheritance tax rules apply to certain assets located in the UK, including shares in a UK registered company.

13.7 Republic of Ireland residents

The issue of Demutualisation Shares to Qualifying Members resident in the Republic of Ireland is not expected itself to give rise to Irish tax. However, it is expected that persons resident in the Republic of Ireland will be subject to capital gains tax on the full value of the Demutualistion Shares when sold, without any base cost in the membership rights. Any capital gains tax liability may be reduced by the annual exempt amount, which is currently IR£740.

In the case of Ordinary Shares acquired in the Preferential Offer, persons resident in the Republic of Ireland will be subject to capital gains tax on the value of the Ordinary Shares when sold, less the amount paid on acquisition of the Ordinary Shares.

It is likely that the issue of Bonus Shares will be treated as a capital receipt. No capital gains tax liability will arise on receipt of the Bonus Shares but a capital gains tax liability may arise on subsequent sale of the shares, depending on the shareholder's personal circumstances.

A person who is resident in the Republic of Ireland for tax purposes, and who receives dividends from Friends Provident plc, will be subject to Irish income tax on the amount received.

Neither UK stamp duty nor SDRT is payable on the issue of Demutualisation Shares, Ordinary Shares acquired in the Preferential Offer or Bonus Shares to recipients resident in the Republic of Ireland.

13.8 United States Federal income taxation

The following discussion is a summary of the material US federal income tax consequences under present law of the purchase, ownership and disposition of shares by a US Holder (as defined below). The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase shares. The discussion addresses only US Holders that will hold shares as capital assets and use the US dollar as their functional currency. It does not deal with the tax treatment of investors subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10 per cent. or more of Friends Provident plc's voting shares, persons holding shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in the UK. **Prospective purchasers should consult their tax advisers about the US federal, state, local and foreign tax consequences to them of an investment in the Ordinary Shares.**

As used in this section, "US Holder" means a beneficial owner of shares who is not a resident of the UK for purposes of the UK-US income tax treaty and who is (i) a citizen or resident of the US, (ii) a corporation, partnership or other entity organised in or under the laws of the US or its political subdivisions, (iii) a trust subject to the control of one or more US Persons and the primary supervision of a US Court or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

Dividends

Subject to the passive foreign investment company rules discussed below, cash dividends paid (including any taxes withheld or deemed withheld under the UK-US income tax treaty) with respect to the shares generally will be included in the gross income of a US Holder as ordinary income to the extent paid out of Friends Provident plc's current or accumulated earnings and profits as determined under US federal income tax principles. The excess of the gross amount of any distribution over Friends Provident plc's earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the shares and, to that extent, will reduce the US Holder's tax basis in those shares. Any portion of the distribution in excess of that adjusted basis will be taxable as a capital gain. The dividends will not be eligible for the dividends-received deduction generally available to corporations. Dividends paid in pounds sterling will be included in a US dollar amount based on the exchange rate in effect on the date of receipt, whether or not the payment is converted into dollars at that time. A US Holder's tax basis in the pounds sterling received will equal that dollar amount. Any gain or loss recognised on a subsequent conversion of the pounds sterling for a different amount will be US source ordinary income or loss. There are special rules in relation to distributions to US Holders of additional shares or rights to acquire additional shares that are made as part of a pro rata distribution to all shareholders of Friends Provident plc that might cause such a distribution not to be subject to US federal income tax.

As discussed above under the heading "UK", under current law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from Friends Provident plc is entitled to claim a tax credit in the UK against the UK Holder's income tax liability attributable to the dividend. Although a US Holder who receives a dividend from Friends Provident plc will not be entitled to this UK tax credit, under the UK-US income tax treaty the US Holder may treat an amount equal to this credit as tax paid to the UK taxing authorities, for which the US Holder may claim a US foreign tax credit

(as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with the US Holder's income tax return for the relevant year. US Holders should consult their tax advisers concerning the procedures for claiming the foreign tax credit. The UK-US income tax treaty is being renegotiated, and a new or modified treaty may alter the basis on which dividends paid by Friends Provident plc are taxed.

Subject to certain limitations, a US Holder who makes the election on Form 8833 described above will generally be entitled to a credit against the US Holder's US federal income tax liability, or a deduction in computing the US Holder's US federal taxable income, equal to the UK tax credit associated with dividends paid by Friends Provident plc. Dividends paid by Friends Provident plc generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket, for foreign tax credit purposes. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date, or (ii) holds the shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial. US Holders that are accrual basis taxpayers must translate UK taxes into US Dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US Dollars at the spot rate on the date received.

Capital gains

Subject to the passive foreign investment company rules discussed below, a US Holder generally will recognise a capital gain or loss on the sale or other disposition of the shares equal to the difference between the sale price (or the US dollar value of any amount received other than in US dollars) and the US Holder's adjusted tax basis in the shares. Any gain or loss generally will be treated as arising from US sources.

A US Holder who purchases shares with previously owned foreign currency will generally recognise ordinary income or loss in an amount equal to any difference between the US Holder's tax basis in the foreign currency and the US dollar value of the foreign currency at the spot rate on the date the shares are purchased. The US Holder's basis in the shares will generally be equal to the US dollar value of the foreign currency at the spot rate on the date of purchase. A US Holder who receives foreign currency upon the sale or other disposition of the shares will realise an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised by a US Holder on a subsequent conversion of foreign currency for a different amount will be an ordinary income or loss.

Passive Foreign Investment Company

Special US federal income tax rules apply to a non-US corporation that is a passive foreign investment company ("PFIC"). A non-US company that is not a controlled foreign corporation ("CFC") is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75 per cent. of its gross income is passive income (as defined below) or (ii) at least 50 per cent. of the average value of its assets is attributable to assets that produce or are held to produce passive income.

A CFC is any non-US corporation in which US shareholders, at any time during the tax year, own more than 50 per cent., directly or indirectly, of the total combined voting power of all classes of shares or of the total value of the shares. A US shareholder is a US person who owns at least 10 per cent. of the non-US corporation's voting power.

Passive income includes certain dividends, interest, rents, royalties and annuities, and also includes gains derived from the sale of property which either gives rise to one of these types of income or which does not give rise to any income. Under a statutory exception, however, for the purposes of determining whether a non-US company is a PFIC, passive income does not include any income derived from the active conduct of an insurance business by a non-US company that is predominantly engaged in an insurance business and that would be taxable as an insurance company if it were a US domestic corporation. Generally, a US domestic corporation is an insurance company if during a tax year it derives

more than one half of its business from the issuing of insurance or annuity contracts or the reinsuring of risks underwritten by insurance companies. The legislative history of the statutory exception indicates that the exception will not apply to income attributable to financial reserves in excess of the reasonable needs of the insurance business. No regulations have been issued interpreting the statutory exception for insurance companies, and substantial uncertainty exists with respect to the application of that exception.

Friends Provident plc believes that it is not a PFIC and that it will not become a PFIC after implementation of the Flotation Proposal. It is possible, however, that it could become a PFIC in the future.

If Friends Provident plc were a PFIC in any year during which a US Holder owned shares, the US Holder would be subject to additional taxes on any "excess distributions" received from Friends Provident plc and any gain realised from a sale or other disposition of the shares (regardless of whether Friends Provident plc continued to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on shares during a taxable year exceeded 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or the gain is allocated ratably over the US Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Friends Provident plc became a PFIC is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferral of payment of the tax attributable to those years.

Friends Provident plc does not intend to furnish any US Holder with the information that would be needed in order to avoid the tax treatment described above by electing to include its share of Friends Provident plc's income on a current basis. Accordingly, should Friends Provident plc be a PFIC, it will not be possible for a US Holder to elect to treat its investment in Friends Provident plc as a qualified electing fund.

If Friends Provident plc were a PFIC, a US Holder generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of Friends Provident plc that were also PFICs. Furthermore, if Friends Provident plc were a PFIC, a US person who held an interest in a holder of shares might be treated as an indirect holder of shares and might be taxed on its proportion of any excess distribution or gain attributable to the shares. An indirect holder would also be required to treat an appropriate portion of its gain on the sale or disposition of its interest in the actual holder as a gain on the sale of the shares if Friends Provident plc were a PFIC.

If Friends Provident plc were a PFIC and then ceased to be a PFIC, a US Holder could avoid continued application of the tax treatment described above by electing to be treated as if it had sold its shares on the last day of the last taxable year in which Friends Provident plc was a PFIC. Any gain would be recognised and subjected to tax under the rules described above. A loss would not be recognised. The US Holder's basis in the shares would be increased by the amount of gain recognised on the deemed sale.

Regulations permit a US Holder of marketable stock in a PFIC to elect to mark the stock to market annually rather than to be taxed under the regime outlined above. As the Ordinary Shares will be listed on the Official List and traded on the London Stock Exchange, a US Holder could make the election if Friends Provident plc were a PFIC. A gain recognised from shares subject to a mark-to-market election would be ordinary income and a loss would be a capital loss except to the extent that it did not exceed any unreversed gain previously recognised by marking the shares to market. A US Holder considering a mark-to-market election should consult its tax advisers about the consequences of the election.

In recent years, the US Congress has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their tax advisers as to the potential application of the PFIC rules.

Information reporting and backup withholding

In general, reporting requirements will apply to payments made to non-corporate US Holders of dividends with respect to shares, and of the proceeds of sales of shares. In addition, "backup" withholding at a rate of 31 per cent. will apply to such payments if the US Holder (i) fails to furnish its taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the US Internal Revenue Service that it has failed to report payments properly or (iv) fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the US Internal

Revenue Service that it is subject to backup withholding for failure to report payments. Non-US Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements to prove their exemption. Under recently issued US Treasury regulations, a payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. US Holders who hold shares through a partnership or other pass-through entity should consult their own tax advisors regarding the application of these regulations to their situations. The amount of any backup withholding deducted from a payment to a US Holder will be allowed as a credit against such US Holder's US federal income tax liability and may entitle such US Holder to a refund, provided that the required information is furnished to the US Internal Revenue Service.

Under the UK-US income tax treaty, the UK is obliged to advise the US Internal Revenue Service of dividends paid by Friends Provident plc to US Holders.

General

14.1 Responsibility

The Directors of Friends Provident plc, whose names appear on page 9 and who are also Directors of FPLO, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Directors of Friends Provident plc (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

14.2 Incorporation

Friends Provident plc was incorporated and registered in England and Wales with registered number 4113107 on 23 November 2000 as a public limited company under the Companies Act with the name Meritkudos Public Limited Company. Its name was changed to Friends Provident plc on 19 April 2001. The registered office and head office of Friends Provident plc is Pixham End, Dorking, Surrey, RH4 1QA.

Except for necessary preliminary steps in connection with the implementation of the Flotation Proposal, Friends Provident plc has not traded or incurred any liabilities since its incorporation.

14.3 Share capital

(a) On incorporation, the authorised share capital of Friends Provident plc was £100,000 divided into 100,000 ordinary shares of £1 each, of which two were issued for cash at par to the subscribers to the memorandum of association.

(b) On 26 April 2001 each of the 100,000 issued and unissued ordinary shares of £1 each in the share capital of Friends Provident plc was sub-divided into 10 ordinary shares of 10p each.

(c) On 26 April 2001, the subscribers transferred their Ordinary Shares to David Newbigging and John Whitney.

(d) On 26 April 2001 500,000 Ordinary Shares were allotted and issued to David Newbigging and John Whitney for cash at par. These shares will be transferred at par in connection with the Offers to the CREST nominee thereby reducing by a corresponding amount the number of Ordinary Shares to be issued by Friends Provident plc.

(e) To enable Friends Provident plc and its Directors to allot and issue Demutualisation Shares to Qualifying Members and to allot and issue Demutualisation Shares and New Shares under the Offers (including Bonus Shares) and to put in place common further authorisations to allot and issue Ordinary Shares, the following resolutions described in this paragraph (e) were passed by the shareholders of Friends Provident plc by way of written resolution on 6 June 2001:

   (i) a resolution which increased the authorised share capital of Friends Provident plc from £100,000 to £250,000,000 by the creation of an additional 2,499,000,000 Ordinary Shares;

   (ii) a resolution which generally and unconditionally authorised the Directors (including a duly authorised committee of the Board) in accordance with Section 80 of the Companies Act to exercise all the powers of Friends Provident plc to allot relevant securities (within the meaning of Section 80(2) of the Companies Act) up to a maximum nominal amount of £249,949,998 representing the estimate as at 6 June 2001 of the aggregate of:

      (A) the maximum nominal amount of Ordinary Shares which could be allotted pursuant to the Demutualisation Share Allocation and the Offers (including Bonus Shares); and

      (B) one-third of the amount in paragraph (ii)(A);

   such authority, unless renewed, to expire on the fifth anniversary of the passing of the resolution, save that Friends Provident plc may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority had not expired;

(iii) a resolution authorising the capitalisation of the reserves of the Company for the purpose of the allotment and issue of Demutualisation Shares and Bonus Shares forming part of the terms of the Preferential Offer;

(iv) a resolution empowering the Directors (including a duly authorised committee of the Board) pursuant to Section 95 of the Companies Act to allot equity securities (as defined in Section 94(2) of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (ii) above as if Section 89(1) of the Companies Act did not apply to any such allotment, but this power was limited to:

(A) the allotment of equity securities in connection with the Offers (including Bonus Shares);

(B) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of Ordinary Shares on the register of members at such record date as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held or deemed to be held by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatsoever; and

(C) the allotment (otherwise than pursuant to sub-paragraphs (A) or (B) above) to any person or persons of equity securities up to an aggregate nominal amount equal to 5 per cent. of the nominal value of the Demutualisation Shares and New Shares (including Bonus Shares) allotted pursuant to sub-paragraph (A),

such authority to expire on the fifth anniversary of the passing of the resolution, save that Friends Provident plc may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer or agreement as if the power conferred by such authority had not expired.

The Directors undertake that, except in respect of the allotment of relevant securities in connection with the Offers (including the allotment of Bonus Shares) and the Demutualisation Share Allocation as described in paragraphs (ii) (A) and (iv)(A) above, following Admission the maximum number of relevant securities in respect of which they will exercise the authority referred to in paragraph (ii) (B) above will not exceed that number for which the aggregate nominal value is equal to the lesser of Friends Provident plc's authorised but unissued share capital following the allotments described in paragraphs (ii)(A) and (iv)(A) above and one-third of Friends Provident plc's issued share capital following the allotments described in paragraphs (ii)(A) and (iv)(A) above.

(f) **FIS share capital**

During the three years preceding the date of this Prospectus, FIS has issued the following FIS Shares at an average price of 175.10p per share on the exercise of options granted under its 1984 and 1995 share option schemes:

Date of issue	*No. of FIS Shares issued*
3 July 1998	45,000
27 August 1998	35,000
16 April 1999	20,000
24 September 1999	15,000
26 May 2000	16,372
23 June 2000	79,352
3 July 2000	42,000
19 July 2000	15,000
6 September 2000	49,639
13 November 2000	58,321
17 November 2000	25,000
12 December 2000	15,000
8 February 2001	30,000
2 March 2001	10,000
20 April 2001	9,692
29 May 2001	20,534

In addition, on 16 February 1998, 67,100,000 FIS Shares were issued to FPLO and placees nominated by FPLO in consideration for the acquisition by FIS of the entire issued share capital of FP Asset Management Holdings Limited (valued at the time of such issue at £132,187,000) and a further 5,211,908 FIS Shares were issued, for cash, at 197p per share. On 10 February 1999, 12,631,579 FIS Shares were issued to London and Manchester Group plc at 142.5p per share as part of the consideration for the purchase of the entire issued share capital of London and Manchester (Portfolio Management) Limited (now Friends Ivory & Sime Portfolio Management Limited) and London and Manchester Property Asset Management Limited, being the asset management businesses of London and Manchester Group plc. On 10 February 1999, 190,000 FIS cumulative preference shares in FIS ("FIS CPSs") were issued to FP Business Holdings Limited as a bonus issue paid up in full by capitalising £190,000 standing to the credit of FIS' share premium account.

In addition, on 2 March 2001, an aggregate of 28,392,070 new FIS Shares, representing 19 per cent. of the enlarged issue share capital of FIS were issued and allotted to Friends Provident Investment Holdings Limited and London and Manchester Group plc in consideration for the acquisition of the entire issued share capital of each of FPUTM, TrustLink and FISMPF. On the same date 3,744,493 FIS Shares were also issued to London and Manchester Group plc in respect of the cancellation of the £17 million subordinated loan between FIS and London and Manchester Group plc.

The new FIS Shares were issued at a price equivalent to 454p per share, based on the middle market quotation of a FIS Share as derived from the daily official list of the London Stock Exchange for 30 January 2001, representing a premium of 453.9p to the nominal value of a share in FIS.

As at the date of this Prospectus FIS' authorised share capital is £570,000 divided into 390,000 FIS CPSs and 180,000,000 FIS Shares, of which 390,000 FIS CPSs and 149,492,222 FIS Shares are in issue fully paid.

(g) **FP Business Holdings Limited ("FPBH") share capital**

On 15 December 1999, the High Court sanctioned a reduction of issued share capital of FPBH from 980,062,660 ordinary shares of £1 each to 390,062,660 ordinary shares of £1 each, by cancelling 590,000,000 ordinary shares of £1 each and the reduction of the authorised share capital of FPBH from 1,000,000,000 ordinary shares of £1 each to 410,000,000 ordinary shares of £1 each.

(h) **FPBH loan notes**

By 25 November 1998, FPBH had issued unsecured variable rate guaranteed loan notes worth £32,256,756 (the "FPBH Loan Notes") as part of the consideration for the acquistion of London and Manchester Group plc.

Since then FPBH has redeemed the FPBH Loan Notes as follows:

Date of redemption	*Amount redeemed* £	*Balance* £
31 December 1999	3,912,789	28,343,967
30 June 2000	2,107,982	26,235,985
2 August 2000	10,068	26,225,917
31 December 2000	1,896,568	24,329,349
8 March 2001	132,000	24,197,349

(i) Save as disclosed above, in the three years immediately preceding the date of this Prospectus there has been no change in the amount of the issued share or loan capital of Friends Provident plc and no material change in the amount of the issued share or loan capital of any member of the Friends Provident Group.

(j) Save as disclosed in paragraph 2.5 of Part 2 (under the heading "Institutional Offer") and paragraph 14.11 below, no commissions, discounts or other special terms have been granted by Friends Provident plc or any of its subsidiaries in connection with the issue or sale of any share or loan capital of Friends Provident plc or of any member of the Friends Provident Group.

(k) Save as referred to below, neither Ordinary Shares nor loan capital of Friends Provident plc, nor any shares or loan capital in any other member of the Friends Provident Group are under option. No agreement has been made to put such shares or loan capital, conditionally or unconditionally, under option.

As at 6 June 2001 (the latest practicable date prior to the printing of this Prospectus), the following options to acquire FIS Shares under executive share option schemes were outstanding at prices between 152.0p and 455.83p:

Exercisable before	*No. of FIS Shares*
16 July 2003	35,000
28 July 2004	5,000
13 October 2005	589,500
9 June 2008	1,814,237
16 July 2009	2,314,924
19 November 2009	40,000
28 April 2010	1,924,037
20 October 2010	364,390
1 March 2011	1,078,500

(l) Friends Provident plc will be subject to the continuing obligations of the Listing Rules with regard to the issue of securities for cash. The provisions of Section 89 of the Companies Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees' share scheme as defined in Section 743 of the Companies Act. Those provisions apply to the authorised but unissued share capital of Friends Provident plc except to the extent that they are disapplied by the resolution referred to in paragraph (e)(iv) above but subject to the limitations also set out in paragraph (e) above.

(m) The Ordinary Shares will be issued in registered form and will be capable of being held in uncertificated form in CREST.

(n) Other than Eureko B.V. and Banco Comercial Português S.A., which will be interested in approximately 5 per cent. and 3 per cent. respectively of the issued Ordinary Shares following Admission assuming the Offers are taken up in full, Friends Provident plc is not aware of any person

who, following implementation of the Flotation Proposal, would be interested, whether directly or indirectly, in three per cent. or more of the issued Ordinary Shares. Further, Friends Provident plc is not aware of any person who, directly or indirectly, jointly or severally, would be able to exercise control over Friends Provident plc upon implementation of the Flotation Proposal on this basis.

(o) The principal register of members of Friends Provident plc is kept in England and Wales in accordance with the Companies Act.

14.4 Memorandum and articles of association of Friends Provident plc

General

The current memorandum and articles of association of Friends Provident plc were adopted on 6 June 2001. The following is a summary of the memorandum and articles of association:

(a) **Memorandum of association**

The memorandum of association of Friends Provident plc provides that the company's principal object is to carry on business as a general commercial company and to invest the company's money in accordance with its objects. The objects of Friends Provident plc are set out in full in clause 4 of its memorandum of association.

(b) **Articles of association**

The articles of association of Friends Provident plc contain, *inter alia*, provisions to the following effect:

(i) *Rights attaching to shares*

(a) *Voting rights*

Subject to disenfranchisement in the event of non-compliance with a statutory notice requiring disclosure of interests in any shares in certain circumstances and subject to any special terms for voting on which any shares may have been issued or may for the time being be held, at a general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative not being himself a member entitled to vote shall have one vote and, on a poll, every member so present in person or by proxy shall have one vote for every share of which he is the holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote will be accepted to the exclusion of any votes tendered by the other joint holders.

(b) *Dividends*

Subject to the Companies Act, the company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. Subject to the Companies Act, the directors may pay interim dividends as appear to them to be justified by the profits of the company available for distribution. Except as otherwise provided by the articles or the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid and all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it is satisfied wholly or partly by the distribution of assets. Where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the basis of that value in order to adjust the rights of members, and may vest any assets in trustees.

The directors may, with the authority of an ordinary resolution of the company, offer any holders of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified in the ordinary resolution.

(c) Distribution of assets on a winding up

If the company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in kind the whole or any part of the assets of the company and, for that purpose, may value any assets and determine how such division shall be carried out. With the like sanction, the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may determine, but no member shall be compelled to accept any assets upon which there is a liability.

(ii) ***Transfer of shares***

Shares in certificated form may be transferred by an instrument of transfer which may be in any usual form or in any other form of which the directors approve. The instrument of transfer must be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. Shares in uncertificated form may be transferred in accordance with the Uncertificated Securities Regulations 1995. Subject to the requirements of the UK Listing Authority, the directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid. The directors may also refuse to register the transfer of a share in certificated form unless the instrument of transfer is in respect of only one class of share, is in favour of no more than four transferees, is lodged, duly stamped, at the registered office of the company or such other place as the directors may appoint and is accompanied by the share certificate relative to the share to be transferred and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. Subject to the requirements of the UK Listing Authority, the directors may refuse to register a transfer of a share in uncertificated form in any circumstance permitted by the Uncertificated Securities Regulations 1995 or a transfer in favour of more than four persons jointly. Subject to the Uncertificated Securities Regulations 1995, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may determine.

(iii) ***Variation of rights***

Subject to the Companies Act, if at any time the share capital of the company is divided into different classes of shares, the rights attached to any class may be varied in such manner (if any) as may be provided by those rights or, in the absence of such provisions, only with the consent of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting, the provisions of the Articles relating to general meetings shall apply except that the necessary quorum at any such meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued share capital of the class in question. At an adjourned meeting, one person holding shares of the class in question or his proxy shall constitute a quorum.

The rights attached to any shares shall, unless otherwise expressly provided by the rights attached to any class of shares, be deemed not to be varied by the purchase by the company of any of its shares.

(iv) ***Disclosure of interests***

If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under Section 212 of the Companies Act and has failed in relation to any shares (the "default shares") to give the company the information thereby required within 14 days from the date of the giving of the notice, the directors may apply sanctions.

The sanctions available are the suspension of voting (either in person or by representative or proxy) and other rights conferred by membership in relation to meetings of the company and, where the default shares represent at least 0.25 per cent. of their class, the withholding of payment of any dividends on, and the restriction of transfer of, the relevant shares.

(v) ***Alteration of capital***

The company may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares, sub-divide (subject to the Companies Act) its shares (or any of them) into shares of smaller amounts, determine that, as between the shares resulting from such a sub-division, any of them may have preference or advantage as compared with the others, cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the Companies Act, the company may, by special resolution, in any way reduce its share capital, any capital redemption reserve and any share premium account.

(vi) ***Purchase of own shares***

Subject to the Companies Act, and the requirements of the UK Listing Authority, the company may purchase its own shares (including redeemable shares).

(vii) ***Issue of shares***

Subject to the Companies Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the company may by ordinary resolution determine (or, if the company has not so determined, as the directors may determine). Subject to the Companies Act, any share may be issued which is, or is liable to be, redeemed at the option of the company or the holder in accordance with the articles. Subject to the Companies Act and to the articles, the unissued shares shall be at the disposal of the directors.

(viii) ***Directors***

Unless otherwise determined by the company by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

The directors need not be members of the company.

Unless otherwise determined by the company by ordinary resolution there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine (not exceeding £1 million per annum in aggregate or such larger amount as the company may by ordinary resolution decide). The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of the articles.

At each annual general meeting of the company there shall retire from office all the directors who held office at the two preceding annual general meetings and did not retire together with such additional number of directors as are necessary to make that number up to one-third (or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third) of the directors (excluding alternates).

A director shall not be required to retire by reason of his age, nor shall this be a bar to his appointment or reappointment.

Without prejudice to the provisions of the Companies Act, the company may remove a director by extraordinary resolution.

A director shall not vote or be counted in the quorum present on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the company) unless his interest arises only because the case falls within one of the following:

(a) the resolution relates to the giving to him of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by, him for the benefit of the company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the company or any of its undertakings for which the director has assumed responsibility in whole or in part, whether alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in, or debentures or other securities of, the company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved by, or is conditional upon, the approval of the Board of the Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the company or any of its subsidiary undertakings including, but without being limited to, an employees' share scheme which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of, or beneficially interested in, one per cent. or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent. or more of the voting rights available to members of the relevant company; or

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liabilities.

The company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

(ix) ***Gratuities and pensions***

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held, but no longer holds, any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or a predecessor in business of the company or of any such subsidiary and for any member of his family (including spouse and former spouse) or any person who is or was dependent on him and may (before, as well as after, he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or the provision of any such benefit.

(x) ***Borrowing powers***

The directors may, save as the articles of association provide otherwise, exercise all the borrowing powers of the company. The directors shall restrict the borrowings of the company and exercise all powers of control exercisable by the company in relation to its subsidiary undertakings so as to secure (insofar as they can) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all borrowings (as defined in the articles of association) by the Friends Provident Group (exclusive of intra-group borrowings other than as provided specifically in the articles of association) shall not at any time until the audited consolidated balance sheet and profit and loss account of the company and its subsidiaries for the period ended 31 December 2001 are published, save with the previous sanction of an ordinary resolution of the company, exceed the aggregate of the issued share capital and share premium account of the company as confirmed by the auditors, and thereafter shall not at any time, save with the previous sanction of an ordinary resolution of the company, exceed an amount equal to two times the aggregate of the amount paid up or credited as paid up on the share capital of the company and the aggregate amounts of the

consolidated capital and revenue reserves (including share premium account, capital redemption reserve and profit and loss account) of the company and its subsidiary undertakings.

(xi) ***Untraced shareholders***

The company may, after advertising its intention in the manner and for such a period as is prescribed in the articles, sell any shares if the shares have been held by a member for at least 12 years and during that period at least three dividends have become payable on them and no dividends have been claimed or satisfied and the company has not received any communication during the relevant periods from the holder of the shares or any person entitled to them by transmission.

(xii) ***Notices***

A member whose registered address is not within the UK and who has not provided the company with an address within the UK to which notices may be sent shall not be entitled to receive any notice from the company.

14.5 Directors

(a) There is no current or proposed arrangement in connection with the Flotation Proposal for any payment or other benefit to be made or given to any Director as compensation for loss of office or as consideration for or in connection with his retirement from office, or in respect of his endorsement of the Flotation Proposal.

(b) The Group pays competitive remuneration to its executive Directors to ensure that they are rewarded appropriately relative to competitors in order to attract, retain and motivate executives who are expected to meet stringent performance criteria. There are also incentive arrangements, which are performance related.

The Group's policy on executive Directors' remuneration is to target the median level of base salaries of leading insurance and financial services companies. Individual salaries are then placed either side of the target level to reflect the personal contribution and experience of each executive Director. Until recently, each of the executive Directors (except Howard Carter who has had a service agreement with FIS since 1998) had contracts of employment comprising exchanges of letters. To reflect best practice, each of these executive Directors has now executed a service contract with Friends Provident Management Services Limited. These service contracts reflect the terms of each executive Director's previous contract of employment in all material respects except in the case of Graham Aslet, Keith Satchell and Brian Sweetland, who are now each required to give six months (previously three months) written notice to terminate their employment and, in Martin Jackson's case, where the employer is now required to give twelve months written notice (previously six months) to terminate his service contract. As a result, all executive Directors' service contracts have identical provisions as to notice: six months from the employee and twelve months from the employer. Executive Directors' salaries continue to be reviewed annually with effect from 1 January. The executive Directors' service agreements include the following:

Director	*Basic salary (reviewed annually)*	*Maximum bonus Annual*	*Long term*
Keith Satchell	£350,001	40 per cent.	60 per cent.[1]
Graham Aslet	£150,000	40 per cent.	60 per cent.[1]
Howard Carter	£220,000	150 per cent.[2]	None[2]
Ben Gunn	£205,002	40 per cent.	60 per cent.[1]
Martin Jackson	£205,002	40 per cent.	60 per cent.[1]
Brian Sweetland[3]	£205,002	40 per cent.	60 per cent.[1]

1 The current long term cash bonus scheme will run-off over the period to 31 December 2004, having been replaced by the ESOS and LTIP Share Schemes described in paragraph 14.6 below.

2 Howard Carter's service contract is with FIS. Under its terms, he participates in the FIS Annual Bonus Scheme, the FIS Staff Share Ownership Scheme and the FIS Executive Share Ownership Scheme but has no right to participate in the FPLO bonus schemes.

[3] Pursuant to historic arrangements between FPLO, Brian Sweetland and the partnership of Sweetlands, solicitors, he received only 80 per cent. of his basic salary directly from FPLO with the balance being contributed by Sweetlands pursuant to those arrangements. The arrangements were terminated on 31 December 2000 and Brian Sweetland now receives his full basic salary and other remuneration directly from Friends Provident Management Services Limited.

(c) The non-executive Directors do not have contracts of service with any member of the Friends Provident Group. They are generally appointed under a letter of appointment for an initial term of three years, with an expectation that there will be an extension of another three years, subject to re-election. If agreed by the Board, and subject to being re-elected, they may be appointed for a third, and normally final, term of three years. No non-executive Director is entitled to compensation on leaving the Board, save that if requested to resign a Director is entitled to three months' prior notice or fees in lieu. The Chairman's entitlement, in such circumstances, is to six months' prior notice or fees in lieu.

The non-executive Directors are not part of any pension, bonus or other incentive schemes of the Friends Provident Group. They are paid fees for their role on the Board, currently £27,000 per annum, and for services on the Investment, Nomination, Remuneration and Audit & Compliance committees of the Board, which currently range between £1,000 to £5,000 per annum. In addition, fees between £500 and £5,000 per annum are paid to the chairmen of such committees. The Chairman and Deputy Chairman who chair three of the five committees, receive an inclusive annual fee only, currently £120,000 and £55,000 respectively. Non-executive Directors' fees are determined by the full Board and for a number of years have been reviewed annually, with any changes made at that review taking effect from 1 July.

Following this year's annual review, with effect from 1 July 2001, the non-executive Directors will each receive £35,000 per annum as a basic fee for their role in the Board. For services as a member on the committees of the Board mentioned above, non-executive Directors will receive fees varying between £2,000 and £5,000 per annum. The chairmen of the committees will receive an extra fee ranging from £500 to £2,500 per annum. The Chairman and the Deputy Chairman will receive an annual inclusive fee of £150,000 and £65,000 respectively.

(d) **Executive Bonus and Incentive Schemes**

(i) The executive Directors (except Howard Carter) participate in the current Friends Provident Executive Incentive Scheme ("Incentive Scheme"). Martin Jackson's and Ben Gunn's participation in the Incentive Scheme dates from 1 January 1999. The Incentive Scheme consists of two schemes: an annual scheme related to achievement against an individual's key performance indicators and profitability of sales based on the expected future profit from new business written in the year; and a three year scheme related to targeted growth in value of the business over a three year period, where the value largely comprises the future profits expected from the in-force business. At the end of each three year cycle an individual participant withdraws his or her entitlement in full, so that entitlements, if any, under the three year schemes which started on 1 January 1999, 2000 and 2001 may be paid in 2002, 2003 and 2004 respectively. As a result any unclaimed entitlements will be transferred as a liability to Friends Provident Life and Pensions and can be claimed by the executive Directors from Friends Provident Life and Pensions.

(ii) If the Flotation Proposal is implemented, Friends Provident plc will introduce an annual bonus scheme for executive Directors (except Howard Carter) with effect from 1 January 2002 in place of the existing annual scheme. Rewards will be at the discretion of the Remuneration Committee which comprises only independent non-executive Directors and will be based on achievement in key performance areas. These will be determined annually by the Board so as to focus on the changing requirements and objectives of the business. These key performance areas will include, but will not be limited to, growth in embedded value, new business profitability, achieved earnings growth and new premium growth. Executive Directors (except Howard Carter) will also benefit from the ESOS and LTIP Share Schemes described in paragraph 6 of this Part 14, which will replace the current three year scheme. They will also be eligible to participate in the AESOP and ShareSave Scheme described in paragraph 6 of this Part 14.

(e) **Executive Pension Schemes**

All the executive Directors participate in the Friends Provident Pension Scheme broadly on the same basis as other employees of FPLO. Keith Satchell, Brian Sweetland, Martin Jackson and Graham Aslet participate on enhanced terms. Martin Jackson has enhanced accrual rates which result from Friends Provident honouring his pension provisions under his former service contract with London and Manchester Group plc. Keith Satchell, Brian Sweetland and Graham Aslet have enhanced accrual rates aimed at making up the shortfall in these directors' years of service, so that at their normal retirement date they each are deemed to have 40 years of service. If the Flotation Proposal is implemented, this pension scheme is expected to continue in the same manner as at present. Howard Carter and Ben Gunn are affected by the Inland Revenue earnings cap on approved pension benefits. Howard Carter is a member of a funded unapproved money purchase pension scheme which is funded by employer contributions at the rate of 15 per cent. of the excess of basic salary over the earnings cap. Ben Gunn was awarded an Unfunded Unapproved Retirement Benefit ("UURB") by his former employer, London and Manchester Group plc, which FPLO agreed to honour on the acquisition of that company in 1998. Under the terms of the UURB, Mr Gunn will, on his retirement from the service of the Group at age 60, receive a pension which, when added to any pension he receives from the Friends Provident Pension Scheme on that date, equates to the pension he would have received if he were a member of that scheme not subject to the earnings cap.

(f) The aggregate of the remuneration paid and benefits in kind (including pension contributions) granted to the Directors by the members of the Friends Provident Group during the year ended 31 December 2000 amounted to £3.0 million. The aggregate remuneration of the Directors including pension contributions and bonuses but excluding any other benefits to be paid by any member of the Friends Provident Group during the year to 31 December 2001 under the arrangements currently in force is estimated to be £3.2 million.

(g) Friends Provident recognises that the move from a mutually owned Group into a publicly listed Group has the potential for an overlap in Directors' benefits and remuneration. While there may be some overlap between the remuneration and benefits offered prior to, and after Admission, to all Directors, the Board will ensure that there is no double payment.

(h) Except as disclosed above, there are no existing or proposed service agreements or consultancy agreements between any of the Directors and any member of the Friends Provident Group and there is no current or proposed arrangement in connection with the Flotation Proposal for any of the service agreements referred to above to be amended in any respect.

(i) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the Friends Provident Group and which was effected by any member of the Friends Provident Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

(j) No outstanding loans have been granted by any member of the Friends Provident Group to any of the Directors. No guarantee has been provided by any member of the Friends Provident Group for the benefit of any of the Directors which remains outstanding.

(k) As at 6 June 2001 (the latest practicable date prior to the printing of this Prospectus), the interests (which were all beneficial, unless stated otherwise) in the share or loan capital of the companies in the Friends Provident Group of the Directors (and their spouses and their children under the age of 18) were as follows:

Howard Carter: 9,542 FIS Shares. In addition he also has (i) 194,036 share options granted on 9 June 1998 exercisable at a price of 203.83p each; (ii) 48,437 share options granted on 16 July 1999 exercisable at a price of 232.5p; (iii) 76,580 share options granted on 28 April 2000 exercisable at a price of 214.0p and (iv) 44,500 share options granted on 1 March 2001 exercisable at 455.83p. All these options are in respect of FIS Shares and cannot be exercised until (1) a period of three years has elapsed from the date of grant; and (2) the performance goal of growth in earnings per share at a rate of 2 per cent. above the rate of inflation in respect of each year has cumulatively been met. Once both these criteria have been achieved up to one-third can be exercised, up to two-thirds after a period of six years from the date of grant and the total of any

outstanding amount after a period of eight years. The mid-market price of the FIS Shares at the close of business on 6 June 2001 (the latest practicable date prior to the printing of this Prospectus) was 395p per share.

Martin Jackson: £49,826 of outstanding loan notes issued by FP Business Holdings Limited, which were received in exchange for his shares in London and Manchester Group plc, on the acquisition of that company in 1998.

Roger Morton: non-beneficial interest in 114,760 FIS Shares.

(l) Immediately following implementation of the Flotation Proposal, the Directors listed below (and their spouses and their children under the age of 18) are expected to have the following interests (all of which are beneficial) in Ordinary Shares (received in their capacity as Qualifying Members) which will have to be notified by the relevant Directors to Friends Provident plc pursuant to Section 324 or Section 328 of the Companies Act or be required pursuant to Section 325 of the Companies Act to be entered in the register referred to in that section:

Directors	No. of Ordinary Shares
David Newbigging, O.B.E.	2,623
Keith Satchell	3,019
Hon. Barbara Thomas	204
Graham Aslet	5,308
Howard Carter	—
Ben Gunn	—
Martin Jackson	261
Brian Sweetland	4,221
Christopher Jemmett	200
The Rt. Hon. John MacGregor, O.B.E.	4,025
Roger Morton	200
Dr. Wolfgang Peiner	200
John Whitney	538

The number of Ordinary Shares shown above reflects the interests of the Directors (and their spouses and their children under the age of 18) in Ordinary Shares (received in their capacity as Qualifying Members only) on the basis that any Demutualisation Shares to which they will be entitled under the Demutualisation Share Allocation have been issued. The executive Directors have waived their entitlement to the award of 200 Demutualisation Shares to be made to Qualifying Employees. In addition the numbers shown above do not take account of any Ordinary Shares in which any Director (or their spouses or children under the age of 18) may become interested as a result of the issue to him or her of any Ordinary Shares as a result of any applications made in the Preferential Offer. Each of the Directors is an Eligible Person and is therefore entitled, subject to certain conditions, to apply for Ordinary Shares in the Preferential Offer. All of the Directors have indicated that they intend to apply for Ordinary Shares in the Preferential Offer and their commitments will be finalised by 15 June 2001.

(m) Save as disclosed above, there are no arrangements under which a Director has waived or agreed to waive future emoluments and no such waivers occurred during the past financial year.

(n) In addition to their directorships of Friends Provident plc and FPLO, the following Directors hold or have held the following directorships (other than directorships of subsidiaries of FPLO and the companies listed) within the past five years:

David Newbigging

Current directorships

Benchmark Group PLC
Faupel Trading Group plc
Kennedy Financial Services Limited
Merrill Lynch and Co. Inc
Ocean Energy Inc
PACCAR Inc.
Thistle Hotels Plc

Past directorships

DAF Trucks N.V.
Equitas Holdings Limited
Equitas Limited
Equitas Management Services Limited
Equitas Reinsurance Limited
Malon Properties plc
Norman Broadbent International Limited
Paccar UK Limited
South West Fund (General Partner) Limited
United Meridian Corporation
Wah Kwong Properties Holdings Limited
Wah Kwong Shipping Holdings Limited
William McDowall & Company Limited

Keith Satchell

Current directorships

Banco Comercial Português S.A.
European Alliance Partners Company B.V.
Swiss Mobiliar Cooperative Company

Past directorships

AF Investimentos SGPS SA
Eureko B.V.
Preferred Assurance Company Limited
Preferred Assurance Services Limited
Seguros e Pensoes Gere, SGPS, SA

Hon. Barbara Thomas

Current directorships

Allders plc
Axon Group plc
Brainspark Limited
Capital Radio plc
ENIC plc
International Rescue Committee UK
LiveNote Technologies Limited
Net Investor PLC
Portmeirion Potteries (Holdings) PLC
Quintain Estates and Development plc
School of Oriental & African Studies University of London
Second London American Trust plc

Past directorships

Alldays plc
Atlantic Group plc
Carbutt & Co Limited
Chalice Foods Limited
London American Growth Trust plc
Richard Ellis Holdings Limited
Trent Foods Limited
United Asset Management Corporation
United Optical Industries Limited
Weigh and Way Limited
Whitworths Fruit Produce Limited
Whitworths Group Limited
Whitworths Ingredients Limited
Whitworths Limited
Yorkshire Food Group plc

Graham Aslet

Past directorships

Institute and Faculty Education Limited

Ben Gunn

Current directorships

Lonmanpen Limited
Pass Loans Limited
Pass Review Limited
Pension Advisers Support System Limited

Brian Sweetland

Current directorships

Benchmark PLC
Edinburgh Park (Management) Limited
Stockley Park East Limited

Past directorships

Eureko B.V.
Madia Investments Limited

Past partnership

Sweetlands, Solicitors

Christopher Jemmett

Current directorships

The Council of the Crown Agents Foundation

Past directorships

Unilever NV
Unilever PLC

The Rt. Hon. John MacGregor

Current directorships

Associated British Foods plc
DAF Trucks NV
Slough Estates plc
Uniq plc

Past directorships

Hill Samuel & Co Limited
Hill Samuel Bank Limited
Hill Samuel Registrars Limited

Roger Morton

Current directorships

Friends Provident Ethical Investment Trust plc
(in members' voluntary liquidation)

Past directorships

Cults Brick Limited
Cults Lime Limited
JRRT (Investments) Limited
JRRT (Properties) Limited

Dr Wolfgang Peiner

Current Directorships

Aachener Bausparkasse AG
Asstel Lebensversicherung aG
Bankgesellschaft Berlin AG
Berlin-Kolnische Krankenversicherung aG
Deutsche Lufthansa AG
Eureko B.V.
European Alliance Partners Company B.V.
Gothaer Credit Versicherung AG
Gothaer Lebensversicherung aG
Gothaer Ruckversicherung AG
Gothaer Versicherungsbank V VaG
Kuhne & Nagel International AG
Parion Finanzholding AG
Parion OHG
Roland Rechtsschutz Versicherung

John Whitney

Current directorships

Bird & Co International
Buck's Club Limited
Cascade Concepts Limited
Caspian Publishing Limited
Elsworthy Gardens Limited
Far Pavilions Limited
Forever Broadcasting Limited
Friends Provident Ethical Investment Trust plc (in members' voluntary liquidation)
Radio Joint Audience Research Limited
The Theatre Investment Fund Limited

Past directorships

Artsline Limited
City of London Sinfonia
Galaxy Media Corporation plc
London School for the Performing Arts Technology
Musicians Benevolent Fund
NSM Enterprise Limited
The BRIT Performing Arts and Technology School
The Really Useful Picture Company
The Wireless Group Limited
UK TV Developments Limited
UK TV Holdings Limited
UKFM Limited
VCI Plc

(o) Keith Satchell was, until June 1994, a non-executive director of a Spanish insurance company, Compania de Seguros y Reaseguros, Kairos S.A., which went into insolvent liquidation in February 1995, with a deficiency in net assets which as at the date of this Prospectus is still to be confirmed.

(p) Save as disclosed above, none of the Directors has any unspent convictions in relation to indictable offences, received any public criticisms by a statutory, regulatory or professional authority or body, been subject to any bankruptcies or individual voluntary arrangements, or been disqualified by a Court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. None of the Directors has been an executive director of a company or a partner in a partnership at the time, or within 12 months preceding the time, at which the company or partnership entered into administration, voluntary arrangement, composition or arrangement with creditors generally or any class thereof, receivership, compulsory liquidation or creditors' voluntary liquidation.

14.6 Executive and employee share schemes

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of the shareholders of Friends Provident plc. Accordingly, Friends Provident plc has established four employee share schemes: the ShareSave Scheme, the All Employee Share Ownership Plan (the "AESOP"), the Executive Share Option Scheme (the "ESOS") and the Executive Long Term Incentive Plan (the "LTIP") (together the "Share Schemes"). The Share Schemes will confer tax advantages insofar as they are approved by the Inland Revenue. Benefits under the Share Schemes will be non-pensionable and participation by executives and directors in the ESOS and LTIP will be approved by the Remuneration Committee (which comprises only independent non-executive Directors). Non-executive Directors, and directors and employees of FIS and its subsidiaries, will not participate in any of the Share Schemes. No awards will be made under the ESOS or the LTIP until after the announcement of the results for the period ending 31 December 2001.

The terms of the ShareSave Scheme, the AESOP, the ESOS and the LTIP are summarised below.

Copies of the documents establishing the Share Schemes are on display at the address set out in paragraph 14.15 below.

(a) ShareSave Scheme

Introduction

The ShareSave Scheme has been submitted to the Inland Revenue for approval under ICTA. The ShareSave Scheme is a monthly savings plan whereby money is accumulated tax free in a designated account. At the end of a savings period of at least 3 years the employee may withdraw the accumulated savings or use them to purchase Ordinary Shares at up to a 20 per cent. discount to the value at the beginning of the period.

Eligibility

All Directors (contracted to work at least twenty five hours per week exclusive of meal breaks) and all employees who, in either case, are UK resident and who have been employed by the Group for such period of service, not exceeding five years, as may be specified before the date of grant, are eligible to participate in the ShareSave Scheme, provided that they have not given notice to terminate their employment. The Directors have a discretion to include other employees.

Grant of options

The ShareSave Scheme provides for the grant of options linked to designated savings contracts with a bank or building society ("Savings Contract"). Grants of options under the ShareSave Scheme may initially be made within 42 days of the date on which the ShareSave Scheme receives approval from the Inland Revenue or, if later, within 42 days of Admission and thereafter within 42 days of the preliminary announcement of Friends Provident plc's annual or interim results.

Options may be granted outside these periods if there are exceptional circumstances which justify the grant of options.

No option may be granted more than ten years after the adoption of the ShareSave Scheme.

Savings Contract

Option holders will be required to enter into a Savings Contract which will require contributions of not less than £5 and not more than £250 per month (or such other greater amount as may be permitted by legislation) for three or five years. Where savings are to be made for five years the option holder may be allowed to defer repayment under the Savings Contract to seven years. During the period of six months following the end of the Savings Contract, option holders may acquire Ordinary Shares up to the value of the refunded contributions, plus a bonus payable thereon (currently 2.75, 7.5 and 13.5 months' contributions for three, five and seven year contracts respectively). Alternatively, they may withdraw their contributions and bonus. If option holders cease making contributions (other than during a temporary suspension) before the repayment under the Savings Contract, the option will lapse, except as described below. Options granted prior to Admission will lapse if Admission has not taken place within four weeks of the date of grant.

Acquisition price

It is intended that the initial grant of options will be made shortly prior to Admission (and will lapse if Admission does not take place) and will have an exercise price equal to 80 per cent. of the Offer Price or 80 per cent. of the market value as agreed with the Inland Revenue, if higher. Following Admission, the price at which an Ordinary Share may be acquired under an option will be an amount which will be not less than 80 per cent. of the middle market quotation on the London Stock Exchange of an Ordinary Share (or, in the case of an option to be satisfied by the issue of Ordinary Shares, the nominal value of an Ordinary Share, if higher), on the three or five dealing days immediately preceding the day before the date of invitation, or such other price as may be agreed with the Inland Revenue.

Termination of employment

Option holders whose employment terminates before the bonus date by reason of death, injury, disability, redundancy or retirement or because the undertaking within which they work ceases to be part of the Group will be able to exercise their options, but only to the extent of their savings (and any interest). Option holders with five or seven year contracts who leave employment of their own volition more than three years from the date of grant may exercise their options within six months after the date of leaving, again to the extent of their savings contract (and any interest). In any other circumstances, the option will lapse.

(b) AESOP

Introduction

The AESOP has been submitted for the approval of the Inland Revenue under the Finance Act 2000. The AESOP is established under a UK resident trust. The AESOP will initially be used to make the award of 200 Ordinary Shares to each employee qualifying as part of the Flotation Proposal as described in Part 3 of this Prospectus and to allow employees to purchase Ordinary Shares by deductions from salary from July 2001.

Eligibility

All employees and directors of the Group who are UK resident are eligible to participate in the AESOP. The Directors have the discretion to include non-UK resident employees.

The Directors will have the discretion to set a minimum service requirement (not exceeding 18 months) in relation to any award of Ordinary Shares under the AESOP.

Principal terms

The AESOP will allow eligible employees to obtain Ordinary Shares in up to four ways: through the award of Participation Shares, the purchase of Partnership Shares, the award of Matching Shares (based on the number of Partnership Shares bought) and the allocation of Dividend Shares as described below. The Directors can, at their discretion, offer all or only some of these.

The Participation Shares, Matching Shares and Dividend Shares are subject to holding periods of at least three years by the trustees. The holding period for Participation Shares and Matching Shares can be set at between three and five years, at the discretion of the Directors. Subject to the forfeiture provisions mentioned below, all Ordinary Shares must be released from the trust to the participants who leave their employment with the Friends Provident Group.

Participation Shares

Up to £3,000 of Ordinary Shares may be awarded to each eligible employee for nil consideration each tax year ("Participation Shares"). The Directors may choose to make the award of Participation Shares subject to the prior satisfaction of performance targets. At the discretion of the Directors, Participation Shares may be subject to forfeiture if the employee leaves other than upon death, injury, disability, redundancy, retirement and upon certain business transfers ("good leaver" circumstances) within three years of the award.

Partnership Shares

Eligible employees will be able to purchase Ordinary Shares up to a maximum of £1,500 each tax year out of their pre-tax employment income ("Partnership Shares"). The AESOP permits deductions from salary to be collected over a period of time (the "accumulation period"). This period can be up to twelve months in duration. The price at which Ordinary Shares are acquired by eligible employees will be the lower of the market value of the Ordinary Shares at either the beginning or end of the accumulation period set by the Directors. Where there is no accumulation period, the price at which Ordinary Shares are acquired by eligible employees will be the market value of an Ordinary Share on the acquisition date.

Once acquired at the end of the accumulation period, the Partnership Shares may be withdrawn by the employee at any time and will not be capable of forfeiture under any circumstances.

Matching Shares

Partnership Shares purchased by eligible employees may attract, at the discretion of the Directors, an award of further Ordinary Shares ("Matching Shares") at a ratio of up to two Matching Shares for each Partnership Share (i.e. up to a maximum value of £3,000 each tax year). Such Matching Shares may, at the discretion of the Directors, be subject to forfeiture if the employee leaves (other than upon "good leaver" circumstances) within three years of the award, or if the corresponding Partnership Shares are withdrawn earlier than three years after they are acquired by the eligible employee.

Dividend Shares

The Directors may require or allow eligible employees to reinvest dividends paid on Ordinary Shares and held under the AESOP ("Dividend Shares") of up to an annual limit of £1,500. The Dividend Shares can be withdrawn by eligible employees after three years. Dividend Shares are not capable of forfeiture in any circumstances.

(c) ESOS

Introduction

The ESOS is in two parts: an Inland Revenue approved and an unapproved part. The approved part has been submitted for the approval of the Inland Revenue under ICTA and provides for the grant of options to individuals up to a subsisting limit of £30,000 worth of Ordinary Shares. Options in excess of this £30,000 limit will be granted under the unapproved part of the ESOS, which confers no tax advantages. Gains arising on the exercise of options under the unapproved part of the ESOS will be subject to PAYE and national insurance contributions. The ESOS will be operated by a committee (being the Remuneration Committee or some other duly authorised committee of the Board consisting exclusively of non-executive Directors) or the trustees of an employee share trust created by Friends Provident plc (the "Grantor").

Eligibility

Any employee of a member of the Group, and any director of a member of the Group (other than FIS and its subsidiaries) who is contracted to work at least twenty five hours per week, exclusive of meal breaks, may be selected to participate in the ESOS, provided that each such employee devotes substantially the whole of his or her working time to the business of the Group. The grant of options to Directors and senior executives will be subject to the approval of the Remuneration Committee.

Grant of options

Options to acquire Ordinary Shares will normally only be granted within 42 days of the preliminary announcement of Friends Provident plc's annual or interim results. Options may be granted outside these periods if there are exceptional circumstances which justify the grant of options.

No options may be granted more than ten years after the date of adoption of the ESOS, nor may they be granted to individuals within the 12 months preceding their normal retirement date.

The price payable for each Ordinary Share under an option will be determined by the committee before the grant of the option, and may not be less than the average value of the middle market quotations of the Ordinary Shares on the London Stock Exchange for the three or five dealing days before the date of grant.

Friends Provident plc may impose a condition that no exercise may take place unless Friends Provident plc or its nominee has been provided with sufficient funds by the participant to meet any income tax or national insurance liability in relation to rights granted under the unapproved part of the ESOS. Friends Provident plc may (and intends to) require participants under the ESOS to meet any employer's national insurance liability arising on the exercise of options under the unapproved part of the ESOS.

Individual limit

The total value of Ordinary Shares which may be awarded to individual participants in any period of 12 months will normally be limited to one times their annual remuneration. This limit will take into account awards under the LTIP, options under the ESOS and any other long term share incentive schemes for executives. It is Friends Providents plc's intention to award Ordinary Shares under the Share Schemes more restrictively so that the expected value of the Ordinary Shares (by reference to the value at vesting) of all such awards of Ordinary Shares made in a period of 12 months to a participant will not exceed an amount which equates to one times his or her annual remuneration at grant. Options exceeding this limit may be granted in exceptional circumstances.

Exercise of options

Generally, an option granted under the ESOS may not be exercised earlier than three years nor later than ten years after the grant date and then only if performance conditions (see below) attaching to the option have been met.

Early exercise of options is, however, allowed if participants cease to be employed by reason of death, injury, ill health, disability, redundancy or retirement or any other reason at the discretion of the Grantor or as a consequence of their employing company ceasing to be part of the Group or, in certain circumstances, where they are transferred to work overseas. Where early exercise is permitted under any of these provisions, it will only be allowed to the extent that the performance targets have been satisfied on a pro-rated basis given the reduction in the performance period.

Performance conditions

The ESOS is designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value. Thus options may only become exercisable if performance criteria requiring sustained improvement in the Group's underlying financial performance over a period not less than three years have been met. It is proposed that the ESOS will use a performance condition based on Total Shareholder Return ("TSR") over an initial three year performance period when ranked against that of other companies who formed the FTSE 100 at the start of the performance period. It is proposed that for below median TSR performance no options will vest. For TSR performance between 50th and first place the options will vest on a straight line basis between 50 per cent. for 50th place and 100 per cent. for first place. If the performance condition has not been met by the end of the third year, the period under which performance is measured may be extended.

If an event occurs which causes the Grantor to consider that the performance condition is no longer appropriate, the performance condition may be substituted, waived or varied as is reasonable in the circumstances and, other than in the case of a waiver, in a way which produces a fairer measure of performance and is no more difficult to satisfy than the performance condition when originally set.

(d) LTIP

Introduction

The LTIP is a discretionary share option scheme. The LTIP will not be approved by the Inland Revenue. Gains arising under the LTIP will be subject to PAYE and national insurance contributions. The LTIP will be operated by the Grantor, (in this case the Remuneration Committee or some other duly authorised committee of the Board consisting exclusively of non-executive Directors or the trustees of a trust created by Friends Provident plc). The LTIP provides long term incentivisation to participants based on the underlying financial performance of the Group. Under the LTIP, Ordinary Shares are acquired by participants at nil cost (or the nominal value of Ordinary Shares) provided that challenging performance criteria are met. The performance measure and target for the LTIP will be determined nearer the first award date and it is intended that such measures will be based on the key performance measures of the business at the relevant time. Such measures may include earnings per share, return on capital employed or economic value added.

Eligibility

Any full-time employee or director of a Group company, may participate but it is expected that only directors and possibly some senior executives will be included. Awards will be subject to the approval of the Remuneration Committee.

Making of awards

Awards may be made under the LTIP to eligible employees to acquire Ordinary Shares. Awards may normally only be granted in the periods of 42 days of the date on which the LTIP is adopted by Friends Provident plc and thereafter within 42 days of the preliminary announcement of Friends Provident plc's annual or interim results.

Awards may be made outside these periods if they consider that exceptional circumstances exist which justify the making of awards.

No awards may be made more than ten years after the date of adoption of the LTIP, nor may they be made to individuals within the 12 months preceding their normal retirement date. The price payable for each Ordinary Share on exercise will not be less than the nominal value of the Ordinary Shares if the shares are to be newly issued.

Friends Provident plc may impose a condition that no exercise may take place unless Friends Provident plc or its nominee has been provided with sufficient cash funds by the participant to meet any income tax or national insurance liability in relation to rights granted under the LTIP. Friends Provident plc may (and intends to) require participants under the LTIP to meet any employer's national insurance liability arising in respect of an award.

Individual limit

The individual limits will be the same as set out in relation to the ESOS.

Exercise of LTIP awards

The rules relating to the periods for exercise of LTIP awards are the same as set out above in relation to the periods for exercise of options granted under the ESOS.

Performance conditions

The LTIP is designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value. Thus LTIP awards may only become exercisable if performance criteria requiring sustained improvement in the Group's underlying financial performance over a period not less than three years have been met.

If an event occurs as a result of which the performance condition is no longer appropriate, the performance condition may be substituted, waived or varied as is reasonable in the circumstances and, other than in the case of a waiver which produces a fairer measure of performance and is no more difficult to satisfy than the performance condition when originally set.

If the performance condition has not been met by the end of the third year, the period during which performance is measured may be extended.

(e) Provisions relating to all the Share Schemes

Limits on the number of new Ordinary Shares

The maximum number of new Ordinary Shares which may be issued or issuable under Friends Provident plc's employee share schemes shall be as follows:

- in any ten year period under all employee Share Schemes, ten per cent. of the ordinary share capital of Friends Provident plc from time to time; and
- in any ten year period under all discretionary executive Share Schemes, five per cent. of the ordinary share capital of Friends Provident plc from time to time.

For the purposes of these limits no account will be taken of any Ordinary Shares where the right to acquire the Ordinary Shares has been released or lapsed.

Amendments

The rules of the Share Schemes may be amended by the Directors provided that no modification may be made which confers any additional advantage on eligible employees relating to eligibility, plan limits, the price payable for the acquisition of Ordinary Shares by participants, the basis of individual entitlement (including the maximum individual entitlement) and the provisions affecting the variation of share capital and amendments of the rules without the prior approval of Friends Provident plc in general meeting (except for minor amendments to benefit the administration of the Share Schemes, to obtain or maintain a favourable tax advantage, exchange control or regulatory treatment for Friends Provident plc or a member of the Group.)

No amendment may be made to the Share Schemes to the extent that such an amendment would adversely alter any of the existing rights of the participants without the approval of subsisting participants. Additionally, no amendment may be made to the disadvantage of the trustee of the AESOP without the agreement of that trustee.

Takeover, reconstruction, amalgamation and liquidation

In the event of a takeover, reconstruction, amalgamation or winding up of Friends Provident plc, participants may exercise their options early under the Share Schemes (excluding the AESOP), provided that any performance conditions attached to the options have been met on a pro-rated basis given the reduction in the performance period. Alternatively, where Friends Provident plc is taken over by another company, participants may instead be given the opportunity to exchange their options for replacement options over shares in the acquiring company.

Options not exercised or exchanged within a specified limited period will automatically lapse, unless the Grantor determines otherwise.

In respect of the AESOP, the participants may direct the trustees to deal with the Ordinary Shares by any of the methods open to shareholders.

General

Awards and options may not be assigned, charged or transferred but may be exercised by or transferred to the participant's legal personal representative in the event of death.

Transfers and allotments of Ordinary Shares

Ordinary Shares allotted or transferred to participants will rank equally in all respects with the existing issued Ordinary Shares (except that they will not participate in any dividend or distribution which is announced or has a record date falling before the date on which such Ordinary Shares are allotted or transferred to the participant). In the event of the allotment of any Ordinary Shares, Friends Provident plc shall, as soon as practicable, ensure that the Ordinary Shares allotted are admitted to the Official List.

Variations of capital

In the event of any variation of the share capital of Friends Provident plc, the number of Ordinary Shares under option or the price payable for those Ordinary Shares on exercise may be adjusted. The opinion of the auditors may be sought that any adjustment is in their opinion fair and reasonable.

Further schemes for overseas employees

The Directors have the power to establish further employee share schemes for any overseas employees based on any existing employee share schemes established by Friends Provident plc but modified to take account of local securities laws, taxes and exchange control requirements. All allocations under such further schemes will count against the limits on the number of new shares in the existing Share Schemes.

Establishment of trusts

Friends Provident plc may also establish any employee share trusts for the purposes of receiving monies and acquiring shares for the purposes of any of the Share Schemes including a qualifying employee share trust within the meaning of Schedule 5 to the Finance Act 1989. Not more than five per cent. of the ordinary share capital of Friends Provident plc will be held in such trusts without the prior approval of shareholders.

14.7 Subsidiaries and other undertakings

(a) The following table contains a list of undertakings of Friends Provident plc, FPLO and other members of the Friends Provident Group which are considered by the Board to be likely to have a significant effect in relation to the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Friends Provident Group following implementation of the Flotation Proposal:

	Date of Registration	Registered Number	Country of registration or incorporation and registered office	Nature of business	Percentage of allotted share capital held
Friends Provident Life and Pensions Limited	25 October 2000	4096141	England, Pixham End, Dorking, Surrey RH4 1QA	Life assurance	100
Friends Provident Corporate Pensions Limited	19 November 1949	475201	England, Pixham End, Dorking, Surrey RH4 1QA	Pensions	100
Friends Provident Investment Holdings Limited	21 September 2000	4078710	England, Pixham End, Dorking, Surrey RH4 1QA	Holding company	100
Friends Ivory & Sime plc	18 December 1980	73508	Scotland, 1 Charlotte Square, Edinburgh EH2 4DZ	Asset management	67.26

(b) The following table contains a list of the principal subsidiaries and associated undertakings of FPLO as at the date of this Prospectus. The audited consolidated accounts of FPLO for the year ended 31 December 2000 included the audited accounts for each of these companies. The percentage of allotted share capital of each company which will, following the implementation of the Flotation Proposal, be held, directly or indirectly by Friends Provident plc, is as specified below:

	Date of Registration	Registered Number	Country of registration or incorporation and registered office	Nature of business	Percentage of allotted share capital held
Investment Holding Companies					
FP Business Holdings Limited	22 December 1988	2330699	England, Pixham End, Dorking, Surrey RH4 1QA	Holding company	100
FP Group plc	10 September 1986	2054153	England, Pixham End, Dorking, Surrey RH4 1QA	Holding company	100
London and Manchester Group plc	2 November 1981	1594941	England, Pixham End, Dorking, Surrey RH4 1QA	Holding company	100

	Date of Registration	Registered Number	Country of registration or incorporation and registered office	Nature of business	Percentage of allotted share capital held
Life and Pensions companies					
Friends Provident Corporate Pensions Limited	19 November 1949	475201	England, Pixham End, Dorking, Surrey RH4 1QA	Corporate pensions	100
FP Life Assurance Limited	28 November 1963	782698	England, Pixham End, Dorking, Surrey RH4 1QA	Life assurance	100
Asset Management companies					
Friends Ivory & Sime plc	18 December 1980	73508	Scotland, 1 Charlotte Square, Edinburgh EH2 4DZ	Asset management	67.26
Friends' Provident Unit Trust Managers Limited	21 January 1970	970641	England, Pixham End, Dorking, Surrey RH4 1QA	Unit trust managers	67.26
Friends Ivory & Sime Managed Pension Funds Limited	6 August 1971	1020044	England, Pixham End, Dorking, Surrey RH4 1QA	Managed pension funds	67.26
FP Fund Managers Limited	29 November 1994	2996209	England, Pixham End, Dorking, Surrey RH4 1QA	Investment management	67.26
FP Asset Managers Limited	22 October 1990	2550699	England, Pixham End, Dorking, Surrey RH4 1QA	Investment management	67.26
Other companies					
Friends Provident Management Services Limited	30 June 1970	983330	England, Pixham End, Dorking, Surrey RH4 1QA	Service company	100
FP Finance Plc*	19 September 1996	3251895	England, Pixham End, Dorking, Surrey RH4 1QA	Finance company	100
London Capital Holdings Limited*	12 February 1993	2791437	England, Pixham End, Dorking, Surrey RH4 1QA	Property company	100
Benchmark Group PLC (associated undertaking)*	28 August 1967	961142	England, Pixham End, Dorking, Surrey RH4 1QA	Property company	35

* will be owned by the With Profits Fund

14.8 Litigation

Neither FPLO nor Friends Provident plc nor any other member of the Friends Provident Group is engaged in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this Prospectus, a significant effect on the financial position of the Friends Provident Group taken as a whole. Nor, so far as the Board is aware, are any such proceedings pending or threatened by or against FPLO or Friends Provident plc or any other member of the Friends Provident Group which may have such an effect.

14.9 Relationship between Friends Provident plc and FIS

FIS and FPLO entered into a relationship agreement, dated 17 February 1998, which regulates the ongoing relationship between FIS and the Friends Provident Group (the "Relationship Agreement"). This will be novated to Friends Provident plc with effect from the date of Admission. In terms of the Relationship Agreement, FPLO must procure that any member of the Friends Provident Group exercises its rights as a shareholder of FIS, and procure (insofar as it is able) that any director of FIS who is also an employee of any member of the Friends Provident Group (an "FPLO Director") votes at all times in the manner required, so as to ensure (insofar as they are able) that:

(i) any transaction and relationships between any member of the Friends Provident Group and any member of the FIS Group are at arm's length and on a normal commercial basis;

(ii) no member of the Friends Provident Group which holds FIS Shares exercises its voting rights, and no FPLO Director votes at any board meeting of the directors of FIS, in relation to any transaction or agreement, whether proposed, existing or completed, between any of FIS, FPUTM, FISMPF and Trustlink and any member of the Friends Provident Group (or the enforcement, implementation or amendment thereof); and

(iii) the provisions of the Relationship Agreement are observed.

No member of the Friends Provident Group may undertake any new business activities not undertaken at the date of the Relationship Agreement, which conflict with the business of FIS such that FIS will be unsuitable for listing under the terms of rule 3.12 of the Listing Rules, unless a further relationship agreement, in terms acceptable to the UK Listing Authority, has been entered into with FIS.

On any future issue of FIS Shares for cash (other than pursuant to any employees' share scheme established by any member of the FIS Group ("Relevant Employees Share Schemes")), FIS will use all reasonable endeavours to ensure that the issue is carried out in a manner which provides the Friends Provident Group with an opportunity to maintain its then current percentage holding of FIS Shares by subscribing for additional FIS Shares at the time of such issue at the same price as the FIS Shares are allotted pursuant to such issue. On any future issue of FIS Shares or other securities conferring rights to vote at general meetings of FIS (or securities convertible or exchangeable into FIS Shares or such other securities) for a consideration other than cash or, in the case of FIS Shares or such other securities issued pursuant to any Relevant Employees Share Scheme, for cash, FIS will use all reasonable endeavours to ensure that the issue is carried out in a manner which provides the Friends Provident Group with an opportunity to maintain its then current percentage holding of FIS Shares (or its then current percentage holding of the voting rights, if different) by subscribing for additional FIS Shares. If the Friends Provident Group wishes to subscribe for additional FIS Shares under this provision, it must give written notice to FIS of its intention to do so and must subscribe for such additional FIS Shares on the date of allotment (the "Allotment Date") of the FIS Shares or other securities which would cause or has caused the percentage holding of FIS Shares (or voting rights, if applicable) of the Friends Provident Group to be reduced within the period of 30 days thereafter and such additional FIS Shares will be subscribed:

(a) if on the Allotment Date, at a price equal to middle market quotation for a FIS Share at the close of business on the Allotment Date; and

(b) if later, at a price equal to the higher of (1) the average of the middle market quotation for a FIS Share for the business days during the period commencing on the Allotment Date and ending on the business day immediately preceding the date on which the relevant member of the Friends Provident Group agrees to subscribe for such additional FIS Shares and (2) 90 per cent. of the middle market quotation of a FIS Share on the business day immediately preceding the date on which the relevant member of the Friends Provident Group agrees to subscribe for such additional FIS Shares.

In addition, the Friends Provident Group is prohibited from purchasing or subscribing for, and FIS will not issue, any further FIS Shares if such purchase or subscription would result, at the time it is made, in the percentage of the FIS Shares in the hands of the public falling below 25 per cent. or such lower percentage as the UK Listing Authority may approve, although this prohibition will not apply if a takeover offer is made by FPLO or persons acting in concert with it for all of the FIS Shares held by persons other than members of the Friends Provident Group or any person acting on concert with FPLO.

14.10 Material contracts

With the exception of the agreements referred to below and the arrangements referred to in paragraph 14.9 above (Relationship between Friends Provident plc and FIS) and paragraph 14.11 below (Offering arrangements), neither FPLO nor any other member of the Friends Provident Group has, within the two years immediately preceding the date of this Prospectus, entered into any contract which is or may be material and is a contract not entered into in the ordinary course of business, or which was entered into at any time and contains any provision under which any such company has any obligations or entitlements which are material to the Friends Provident Group at the date of this Prospectus (not being a contract entered into in the ordinary course of business):

(a) FIS entered into an agreement dated 2 February 2001 with FPLO pursuant to which FPLO procured the sale of, and FIS purchased, the entire issued share capital of each of FPUTM, TrustLink and FISMPF.

The aggregate initial consideration for the acquisition was satisfied by the allotment and issue to members of the Group of an aggregate of 28,392,070 new FIS Shares, representing 19 per cent. of the enlarged issued share capital of FIS. 5,600,000 shares were placed with other parties, resulting in the Group now holding 67 per cent. of the issued share capital of FIS.

The acquisition agreement contains warranties and indemnities from FPLO to FIS in respect of each of FPUTM, TrustLink and FISMPF under which the aggregate liability is limited to £50 million.

FPLO's liability in respect of the warranties, excluding the tax warranties ceases on 30 April 2004, and FPLO's liability in respect of the tax warranties and indemnities ceases on 30 April 2007 in each case subject to any claim submitted in writing prior to the relevant date.

(b) FPLO ceased to sell Industrial Branch business with effect from 18 August 2000. On that date FPLO sold the infrastructure associated with its Industrial Branch business to Royal Liver Assurance Limited ("Royal Liver") and almost all of the employees engaged in the Industrial Branch business transferred to Royal Liver.

The agreement for sale contains warranties and indemnities from FPLO to Royal Liver under which the aggregate liability is limited to £7.5 million.

FPLO's liability in respect of the warranties, excluding the tax warranties ceases on 18 August 2002, and in respect of the tax warranties, ceases on 18 August 2007, in each case subject to any claim being submitted in writing prior to the relevant date.

The transfer of the Industrial Branch policies and related assets and liabilities to Royal Liver by means of a Statutory Transfer was effected on 31 March 2001.

14.11 Offering arrangements

(a) ***Sponsorship Agreement***

Friends Provident plc and Merrill Lynch have entered into a sponsorship agreement dated 11 June 2001 (the "Sponsorship Agreement") in connection with Friends Provident plc's application for Admission. The principal provisions of the Sponsorship Agreement are as follows:

(i) Merrill Lynch is appointed as sponsor in relation to the application by Friends Provident plc for Admission.

(ii) Subject to Friends Provident plc complying with its obligations under the Sponsorship Agreement, Merrill Lynch will assist Friends Provident plc in connection with the application for Admission.

(iii) Friends Provident plc provides to Merrill Lynch representations, warranties and indemnities relating, among other things, to the accuracy of information contained in the Mini-Prospectus, Share Guide and in this Prospectus.

(iv) Merrill Lynch may terminate the Sponsorship Agreement in certain circumstances which are material in the context of the Offers prior to the date of Admission.

(v) Friends Provident plc agrees to pay (together with any related value added tax) certain costs, charges, fees and expenses incurred by Merrill Lynch arising out of, or incidental to the Admission.

(b) ***Underwriting Agreement***

Friends Provident plc, Merrill Lynch and the Underwriters expect, on or about 6 July 2001 and prior to the announcement of the Offer Price, to enter into an underwriting agreement relating to the Offers (the "Underwriting Agreement"). The principal provisions of the Underwriting Agreement are as follows:

(i) the Underwriters will agree, severally and not jointly, subject to certain conditions, to procure subscribers and/or purchasers for, and failing which themselves to subscribe for and/or purchase at the Offer Price (1) the Demutualisation Shares sold by Voluntary Sellers; (2) the Demutualisation Shares allocated but not issued to Involuntary Sellers; and (3) the New Shares (which will include any New Shares issued upon exercise by Merrill Lynch of the Over-allotment Option, described in paragraph (iii) below). Collectively, these shares are referred to in the Underwriting Agreement as the "Institutional Shares" The Underwriters' obligations will not pertain to Ordinary Shares subscribed for under the Preferential Offer or issued or sold to the business partners of Friends Provident plc pursuant to the commitments described in paragraph 5 of Part 2;

(ii) the obligations of the Underwriters described in paragraph (1), above, to underwrite the sale and/or issue of the Institutional Shares will be several and not joint. Each Underwriter will be allocated a fixed number of Institutional Shares that it must underwrite, save for alterations to such number caused by a Defaulting Underwriter (as that term is defined in the Underwriting Agreement);

(iii) in addition, Friends Provident plc will agree, at the option of the Underwriters exercisable by Merrill Lynch, to allot and issue to subscribers procured by the Underwriters or, failing which, to the Underwriters, acting severally and not jointly, up to an additional number of Ordinary Shares at the Offer Price being 15 per cent. of the number of new Ordinary Shares to be issued in the Offers to raise new capital. The option to be granted to the Underwriters will expire 30 days after the date of Admission and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments (if any) which may be made in connection with the Institutional Offer and to cover short positions resulting from stabilisation transactions;

(iv) the obligations of the Underwriters to procure subscribers or purchasers for, or themselves to subscribe for, or purchase Institutional Shares will be subject to certain conditions including, amongst others: (1) the approval by the UK Listing Authority of this Prospectus in accordance with the Listing Rules; (2) on the date of Admission, the Institutional Shares having been approved for listing by the UK Listing Authority and for trading by the London Stock Exchange, subject only to the publication of an announcement under paragraph 7.1 of the Listing Rules; (3) the delivery to Merrill Lynch of certain opinions and certificates; and (4) the representations and warranties on the part of Friends Provident plc under the Underwriting Agreement not having been breached;

(v) Merrill Lynch, acting on behalf of the Underwriters, will have the right to terminate the Underwriting Agreement in certain circumstances exercisable prior to Admission. Included in the grounds for termination are: (1) that there has been a material adverse change, or a development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Group; and (2) certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(vi) Friends Provident plc will give certain representations, warranties and undertakings to the Underwriters, relating amongst other things, to the accuracy and completeness of information contained in this Prospectus, compliance by Friends Provident plc with relevant laws pertaining to the Offers, changes in the business and financial condition of the Group, and authorisations to implement the Offers;

(vii) Friends Provident plc will give certain indemnities to the Underwriters against certain liabilities, including any liabilities arising from the inaccuracy or incompleteness of this Prospectus, breaches of the warranties, representations and undertakings given by Friends Provident plc and failure by Friends Provident plc to comply with relevant laws pertaining to the Offers;

(viii) each Underwriter will give Friends Provident plc certain representations, warranties and undertakings, including that it will comply with all applicable laws in each jurisdiction in which it acquires, offers, sells or delivers Institutional Shares or in which it distributes any documentation in connection with the Offers. There are also detailed provisions dealing with the marketing of the Institutional Shares into the United States;

(ix) Friends Provident plc will agree not to issue new Ordinary Shares or other equity-related instruments except pursuant to the Offers for a period of 180 days following Admission. This commitment will be subject to exceptions for issues made with the consent of Merrill Lynch and issues made pursuant to the employee share schemes described in paragraph 14.6 above;

(x) Friends Provident plc will agree to pay any stamp duty and/or SDRT payable on or in connection with the issue, sale, subscription, distribution and/or delivery of the Institutional Shares. Friends Provident plc will also agree to pay (together with any related value added tax) certain costs, charges, fees and expenses incurred by the Underwriters in connection with the Institutional Offer; and

(xi) in the event of an Underwriter defaulting, the non-defaulting Underwriters are obliged to increase their allocations by a maximum of 10 per cent. of the number of Ordinary Shares purchased or subscribed by the Underwriters.

In consideration for their underwriting commitments, save in respect of the Ordinary Shares issued or sold to the business partners of Friends Provident plc described in (i) above, the following commissions will be paid:

- 1 per cent. of the aggregate value at the Offer Price of the Ordinary Shares subscribed for or sold in the Preferential Offer will be paid to Merrill Lynch; and
- 2.50 per cent. of the aggregate value at the Offer Price of the Institutional Shares sold in the Institutional Offer will be paid to the Underwriters. An additional incentive commission rate of up to 0.25 per cent. would be payable wholly at Friends Provident plc's discretion, for example to provide additional incentive to the Underwriters to achieve a high Offer Price and high demand.

Certain of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Friends Provident plc. They have received customary fees and commissions for these transactions..

14.12 Auditors and financial information

(a) The auditors of FPLO for each of the last three financial years ended 31 December 2000 have been PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of Southwark Towers, 32 London Bridge Street, London SE1 9SY. The auditors of Friends Provident plc are PricewaterhouseCoopers, as aforesaid.

(b) The financial information contained in this document does not constitute statutory accounts for the purposes of Section 240 of the Companies Act. Statutory accounts of FPLO in respect of the accounting periods ended 31 December 1998, 1999 and 2000 on which the auditors, PricewaterhouseCoopers, have given reports which were unqualified and did not contain a statement under Sections 237(2) and (3) of the Companies Act, have been delivered to the Registrar of Companies in England and Wales.

(c) Save as disclosed in "Current trading and prospects" at paragraph 6 of Part 7 of this Prospectus, there has been no significant change in the financial or trading position of FPLO and its subsidiaries since 31 December 2000, being the end of the last financial period for which audited financial statements for FLPO and its subsidiaries have been published and for which the Accountant's report in Part 9 is prepared.

(d) There has been no significant change in the financial or trading position of Friends Provident plc since its incorporation on 23 November 2000.

14.13 Properties

The Friends Provident Group operates from the following principal establishments:

Address	*Tenure*	*Size*
Head Office and Principal Office* Pixham End Dorking, Surrey RH4 1QA	Leasehold	174,499 sq. ft.
London Office* 15 Old Bailey London EC4M 7AP	Leasehold	32,196 sq. ft.

Address	*Tenure*	*Size*
Salisbury Offices United Kingdom House* Castle Street Salisbury Wiltshire SP1 3SH	Leasehold	209,727 sq. ft.
Warner House 123 Castle Street Salisbury Wiltshire SP1 3LR	Leasehold	54,951 sq. ft.
Manchester Office Express Building 19 Great Ancoats Street Manchester M60 4BT	Leasehold	67,893 sq. ft.
Exeter Office* Winslade Park Exeter Devon EX5 1DS	Leasehold	149,782 sq. ft.

* The freehold of these properties will be owned by the With Profits Fund.

Friends Ivory & Sime plc principal establishments:

Address	*Tenure*	*Size*
Head Office and Registered Office 1 Charlotte Square Edinburgh EH2 4DZ	Leasehold	19,149 sq. ft.
London Office 100 Wood Street London EC2V 7AN	Leasehold	40,410 sq. ft.

The Friends Provident Group also carries on business from a number of other premises in the UK and elsewhere, none of which is material in the context of the Friends Provident Group as a whole.

14.14 General

(a) The registrar of Friends Provident plc is Computershare Investor Services PLC, registered office, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London, EC2A 1BR.

(b) B&W Deloitte, actuaries and consultants, has given, and has not withdrawn, its written consent to the inclusion of its report, as set out in Part 8 of this Prospectus, and the references thereto and to its name in the form and context in which it appears and has authorised the contents of that Part of this Prospectus for the purposes of Section 152(1)(e) of the FS Act.

(c) PricewaterhouseCoopers has given, and has not withdrawn, its written consent to the inclusion of its reports, as set out in Parts 9 and 10 of this Prospectus and the references thereto and to its name in the form and context in which it appears and has authorised the contents of those Parts of this Prospectus for the purposes of Section 152(1)(e) of the FS Act.

(d) David Newbigging, the Chairman of FPLO and Friends Provident plc, is also a director of Merrill Lynch & Co., Inc., the parent company of Merrill Lynch, which is the Sponsor and investment banking adviser to Friends Provident plc.

(e) Keith Satchell, Group Chief Executive of FPLO and Friends Provident plc, is also a director of Banco Comercial Português S.A. and Swiss Mobiliar Cooperative Company. These companies (or their associates) have committed to subscribe for Ordinary Shares in the Institutional Offer worth up to £120 million and up to £40 million respectively.

(f) Dr. Wolfgang Peiner, a non-executive Director of FPLO and Friends Provident plc, is also Chief Executive of Parion OHG which has committed to subscibe for Ordinary Shares in the Institutional Offer worth up to £40 million. Dr. Peiner is also a non-executive of Eureko B.V. which has committed to subscribe in the Institutional Offer for 5 per cent. of the Ordinary Shares upon Admission.

(g) The Directors estimate that the amount of the expenses payable by the Group relating to the Flotation Proposal, including the cost of the issue of the Ordinary Shares, will be approximately £125 million. The costs in relation to the commissions payable (as set out in paragraph 14.11 above) to Merrill Lynch and the Underwriters as a whole in respect of the Offers will not be known until the completion of the Offers. Fees payable to Merrill Lynch for financial advisory services total £6 million. The costs in respect of the Offers will be paid by Friends Provident plc out of the proceeds of the Offers.

(h) The Mid-Range Price of 240p per Ordinary Share represents a premium of 230p per Ordinary Share over the nominal value of 10p per Ordinary Share. The price at the mid-point of the indicative range for the Preferential Offer Price being 228p per Ordinary Share, represents a premium of 218p per Ordinary Share over the nominal value of 10p per Ordinary Share.

(i) Except in connection with the Preferential Offer and the Demutualisation Share Allocation, none of the Ordinary Shares have been, or will be, marketed or made available to the public in conjunction with the application for listing.

(j) In connection with the Demutualisation Share Allocation, the Demutualisation Shares will be issued on the Effective Date. In connection with the Offers and pursuant to the Offering arrangements described in paragraph 14.11 above, the New Shares (excluding those to be allotted pursuant to the Over-allotment Option) will be issued, in the case of Ordinary Shares in the Preferential Offer, on Admission against proceeds already received by the Registrars acting as receiving agents, and, in the case of the Ordinary Shares in the Institutional Offer, on the Settlement Date against payment.

(k) The figure of 132 per cent. which appears in paragraph 2 of Part 1 of this Prospectus is calculated by reference to the price of 202p per share paid for FIS at the time of the merger in 1998, the price of 449p of FIS ordinary shares at 31 December 2000 and the dividends received by the Group from FIS during that period (1998: 7p; 1999: 9.5p; 2000 interim 4p).

(l) The figure of £394 million in paragraph 5.7.4 in Part 5 of this Prospectus is derived from the Chief Executives' Report in the FPLO Annual Report and Accounts 2000;

(m) There are no arrangements in place to waive or agree to waive future dividends.

(n) FPLO is a promoter of Friends Provident plc but it received no payment (whether in cash or in kind) or benefits in such capacity from any member of the Friends Provident Group.

(o) It has recently been reported that there is to be a test case concerning whether it is legally permissible to take into account demutualisation benefits when calculating compensation due for mis-selling of policies. Accordingly, Qualifying Members should be aware that:

  (a) where appropriate, companies in the Friends Provident Group may be allowed to offset the value of demutualisation benefits against any amount which might be due in the future from those companies to policyholders in respect of mis-selling of policies; and

  (b) where appropriate, any other party who is potentially liable in respect of any such mis-selling, for example IFAs who sold the policies, may also seek to take into account the value of demutualisation benefits in assessing the loss suffered by claimants.

14.15 Documents on display

Copies of the following documents will be available for inspection at Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS during usual business hours on any Business Day up to and including the date of Admission:

(a) the Order of Court approving the UK Scheme and the originating processes in Guernsey to sanction the Guernsey Scheme;

(b) the published audited consolidated accounts of FPLO and its subsidiaries for each of the two financial years ended on 31 December 2000;

(c) the reports of PricewaterhouseCoopers set out in Part 9, together with a statement of adjustments;

(d) the report of PricewaterhouseCoopers set out in Part 10;

(e) the report of the Consulting Actuaries, set out in Part 8;

(f) the memorandum and articles of association of Friends Provident plc;

(g) the material contracts referred to in paragraph 14.10 above and the relationship agreement referred to in paragraph 14.9 above;

(h) the service contracts of each of the Directors;

(i) the non-executive Directors' letters of appointment;

(j) the Sponsorship Agreement and the agreed draft of the Underwriting Agreement referred to in paragraph 14.11 above;

(k) the rules and the draft trust deed (subject to amendment) of the proposed employee and executive Share Schemes referred to in paragraph 14.6 above;

(l) the draft membership compensation deed to be executed as a deed poll by Friends Provident plc;

(m) the draft trust deed to be entered into between Friends Provident plc and the trustees of the Unclaimed Shares Trust;

(n) the draft trust deed to be entered into between Friends Provident plc and the trustees of the Unclaimed Proceeds Trust;

(o) the consents referred to in paragraph 14.14 above;

(p) the commitment letters from the business partners listed in paragraph 5 of Part 2, together with the warranty letter from the Company to the business partners; and

(q) this Prospectus, the Mini-Prospectus, the Share Guide and the Application Forms.

Securities laws and regulations

Legal and regulatory procedures

General

It is the responsibility of any person outside the UK wishing to make an application in the Offers to satisfy himself as to full observance of all applicable laws of the relevant country, including obtaining any governmental or other consents or approvals or the observance of any other formalities which may be required in that country. No person receiving this document or any accompanying document may treat the same as any form of invitation or solicitation to subscribe for or purchase Ordinary Shares pursuant to the Offers in any country in which such invitation or solicitation is unlawful. No such person should use this document or any accompanying documents unless in the relevant country such an invitation or solicitation could lawfully be made to him without contravention by any person of any registration or other regulatory or legal requirements.

Securities law

The distribution of this Prospectus and the Offers of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United States

The Ordinary Shares have not been and will not be registered under the Securities Act nor with any securities regulatory authority of any state or other jurisdiction within the United States and, accordingly, may not be offered or sold except (i) to QIBs within the United States in reliance on an exemption from the registration requirements of the Securities Act or (ii) to certain persons outside the United States in offshore transactions in reliance upon Regulation S.

In addition, until 40 days after the commencement of the Offers, an offer or sale of any of the Ordinary Shares within the United States by any dealer (whether or not participating in the Offers) may violate the registration requirements of the Securities Act if the offer or sale is made otherwise than in accordance with Rule 144A.

Rule 144A

Each purchaser of the Ordinary Shares offered in reliance on Rule 144A will be deemed to have represented and agreed or, as appropriate, undertake, as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (i) is a QIB, (ii) is aware that the sale of the Rule 144A Shares to it is being made in reliance on Rule 144A and (iii) is acquiring such Rule 144A Shares for its own account or for the account of a QIB, as the case may be;

The purchaser is aware that the Rule 144A Shares have not been, and will not be, registered under the Securities Act and may not be reoffered, sold, pledged or otherwise transferred except (1) to a person whom the seller and the person acting on its behalf reasonably believe is a QIB, purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (2) in an offshore transaction complying with Regulation S under the Securities Act, (3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), or (4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable laws of any state or territory of the United States or any other jurisdiction.

If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Rule 144A Shares, such Rule 144A Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Rule 144A Shares, if in certificated form, will bear unless otherwise determined by Friends Provident plc in accordance with applicable law:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR TERRITORY OF THE UNITED STATES OR ANY OTHER JURISDICTION. THE BENEFICIAL OWNER OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITORY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITORY BANK OTHER THAN A RULE 144A RESTRICTED DEPOSITORY RECEIPT FACILITY, SO LONG AS SUCH SHARE IS A "RESTRICTED SECURITY" WITHIN THE MEANING OF RULE 144(A)(3) UNDER THE SECURITIES ACT. EACH HOLDER, BY ITS ACCEPTANCE OF THIS CERTIFICATE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

(2) The purchaser acknowledges that prior to any proposed transfer of the Rule 144A Shares in certificated form or of beneficial interests in a global security, (in each case other than that pursuant to an effective registration statement), the holder of such Rule 144A Shares, or the holder of beneficial interests in a global security, as the case may be, may be required to provide certifications and other documentation relating to the manner of such transfer and submit such certifications and other documentation to the transfer agent.

(3) The purchaser acknowledges that the transfer agent for the Rule 144A Shares will not be required to accept for registration of transfer any Rule 144A Shares acquired by it except upon presentation of evidence satisfactory to Friends Provident plc and the trustee or warrant agent, as applicable, that the restrictions set forth herein have been complied with.

(4) The purchaser shall not sell or otherwise transfer the Rule 144A Shares to, and it is not acquiring the securities for or on behalf of, and will not transfer the Rule 144A Shares to, any pension or welfare plan (as defined in Section 3 of the US Employee Retirement Income Security Act of 1974, as amended, which is sometimes called "ERISA") or plan (as defined in Section 4975 of the Code), except that such a purchase for or on behalf of a plan shall be permitted:

(a) to the extent such purchase is made by or on behalf of a bank collective investment fund maintained by the purchaser in which no plan (together with any other plans maintained by the same employer or employee organisation) has an interest in excess of 10 per cent. of the total assets in such collective investment fund and the conditions of Section III of Prohibited Transaction Class Exemption 91-38 issued by the US Department of Labor are satisfied;

(b) to the extent such purchase is made by or on behalf of an insurance company pooled separate account maintained by the purchaser in which no plan (together with any other plans maintained by the same employer or employee organisation) has an interest in excess of 10 per cent. of the total assets in such pooled separate account and the conditions of Section III of Prohibited Transaction Class Exemption 90-1 issued by the US Department of Labor are satisfied;

(c) to the extent such purchase is made on behalf of a plan by (i) an investment adviser registered under the US Investment Advisers Act of 1940, as amended, that has, as of the last day of its most recent fiscal year, total client assets under its management and control in excess of US$50,000,000 and had stockholders' or partners' equity in excess of US$750,000, as shown in its most recent balance sheet prepared in accordance with generally accepted accounting principles, (ii) a bank as defined in Section 202(a)(2) of the US Investment Advisors Act of 1940, as amended, that has the power to manage, acquire or dispose of assets of a plan, with equity capital in excess of US$1,000,000 as of the last day of its most recent fiscal year, (iii) an insurance company which is qualified under the laws of more than one state to manage, acquire or dispose of any assets of a plan, which insurance company has, as of the last day of its most recent fiscal year, net worth in excess of US$1,000,000 and which is subject to supervision and examination by a state authority having supervision over insurance companies, or (iv) a savings and loan association, the accounts of which are insured by the US Federal Deposit Insurance Corporation, that has made application for and been granted trust powers to manage, acquire or dispose of assets of a plan by a state or federal authority having supervision over savings and loan associations, which savings and loan association has, as of the last day of its most recent fiscal year, equity capital or net worth in excess of US$1,000,000 and, in any case, such investment adviser, bank, insurance company or savings and loan is otherwise a "qualified professional asset manager," as such term is used in Prohibited Transaction Class Exception 84-14 issued by the US Department of Labor, with respect to such plan, and the assets of such plan managed by such investment advisor, bank, insurance company or savings and loan, when combined with the assets of other plans established or maintained by the same employer (or affiliate thereof, as defined in such exemption) or employee organisation and managed by such investment adviser, bank, insurance company or savings and loan do not represent more than 20 per cent. of the total client assets managed by such investment adviser, bank, insurance company or savings and loan, and the conditions of Part I of such exemption are otherwise satisfied;

(d) to the extent such purchase is made by or on behalf of an insurance company with assets in its insurance company general account, if no plan (together with any other plans maintained by the same employer or employee organisation) has an interest in the general account, the amount of reserves and liabilities for which exceed 10 per cent. of the total reserves and liabilities of the general account plus surplus, determined as set forth in Prohibited Transaction Class Exemption 95-60 issued by the US Department of Labor, and the conditions of such exemption are otherwise satisfied;

(e) to the extent such purchase is made on behalf of a plan by an "in-house asset manager," sometimes called "INHAM," as defined in Part IV of Prohibited Transaction Class Exemption 96-23 issued by the US Department of Labor, plans maintained by affiliates of the INAM and/or the INHAM have aggregate assets in excess of US$250,000,000, and the conditions of Part I of such exemption are otherwise satisfied; or

(f) to the extent such plan is a governmental plan (as defined in Section 3 of ERISA) which is not subject to the provisions of Title I of ERISA or Section 4975 of the Code.

The purchaser acknowledges that Friends Provident plc and Merrill Lynch and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and undertakings and agrees that if any of the acknowledgements, representations or undertakings deemed to have been made by its purchase of the Rule 144A Shares are no longer accurate, it shall promptly notify Friends Provident plc and Merrill Lynch. If it is acquiring the securities as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and undertakings on behalf of such account.

Regulation S

Each Underwriter has agreed that, except as permitted under the Underwriting Agreement, it will not offer or sell the Ordinary Shares made available in the Offers ("Offer Shares") within the United States. Terms used in this paragraph have the meanings given to them by Regulation S.

Each purchaser of the Ordinary Shares offered in reliance on Regulation S Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(A) the purchaser (i) is, and the person, if any, for whose account it is acquiring the Regulation S Shares is, outside the United States, (ii) is not an affiliate of Friends Provident plc or a person acting on the behalf of such an affiliate and (iii) is not in the business of buying or selling securities or, if it is in such business, it did not acquire the Regulation S Shares from Friends Provident plc or an affiliate thereof in the initial distribution of Regulation S Shares;

(B) the purchaser is aware that the Regulation S Shares have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S; and

(C) any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions shall not be recognised by Friends Provident plc in respect of the Regulation S Shares.

Availability of Prospectus

Copies of this Prospectus and the Mini-Prospectus can be:

(1) requested by calling the Friends Provident Helpline (the number of which is set out in Part 19); and/or

(2) collected from Friends Provident plc (or its agent) at the following addresses:

15 Old Bailey
London EC4M 7AP;

Pixham End
Dorking
Surrey RH4 1QA;

PricewaterhouseCoopers
Gardner House
Wilton Place
Dublin 2;

PricewaterhouseCoopers
ICC Building
Casemates Square
Gibraltar;

Collas Day
PO Box 140
Manor Place
St. Peter Port
Guernsey GY1 4EW;

PricewaterhouseCoopers
Sixty Circular Road, 3rd Floor
Douglas
Isle of Man; and

Mourant du Feu & Jeune
22 Grenville Street
St. Helier
Jersey JE4 8PX

in each case until 5 July 2001.

In addition, copies of this Prospectus and the Mini-Prospectus will be available for inspection at the Document Viewing Facility of the UK Listing Authority.

The date of this Prospectus is 12 June 2001.

Part 15 – Terms and conditions of application in the Preferential Offer

INTRODUCTION

1. If you apply for Ordinary Shares in the Preferential Offer you will be agreeing with Friends Provident plc, Merrill Lynch, and Computershare Investor Services PLC (the "Receiving Agent") as follows:

Offer to purchase Ordinary Shares

2. The Preferential Offer is being made by Friends Provident plc. Applications must be made, in the case of an application by an Eligible Member or an Eligible Customer in the Preferential Offer, on a Members' and Customers' Application Form or, in the case of an application by an Eligible Employee in the Preferential Offer, on an Employees' Application Form. By completing and delivering an Application Form, you, as the applicant, and, if you sign the Application Form on behalf of somebody else or a corporation, that person or corporation:

   (a) offer to acquire at the Preferential Offer Price the maximum number of Ordinary Shares that may be applied for with the amount that you have specified in your Application Form as the amount which you wish to invest (or any smaller amount in respect of which your application to the Preferential Offer is accepted) (provided that your application in the Preferential Offer must be for a minimum of £500 worth of Ordinary Shares at the Preferential Offer Price), subject to the provisions of this Prospectus and these terms and conditions, the terms of the relevant Application Form and the Share Guide, any supplementary prospectus and the memorandum and articles of association of Friends Provident plc. The maximum application under the Preferential Offer (whether on a Members' and Customers' Application Form, an Employees' Application Form or, if permitted, on both) is £100,000 worth of Ordinary Shares at the Preferential Offer Price. Eligible Members or Eligible Customers who are also Eligible Employees may apply separately in the Preferential Offer in each capacity using a Members' and Customers' Application Form and an Employees' Application Form, subject to the aggregate limit of £100,000;

   (b) authorise the Receiving Agent to send on behalf of Friends Provident plc a definitive share certificate for the number of Ordinary Shares for which your application is accepted or a Share Account Statement if the Ordinary Shares are to be held in the Friends Provident Share Account (the "Nominee Arrangements") and/or a sterling cheque crossed "Account Payee" for any monies returnable (without interest) or your cheque or banker's draft, in each case by post at your own risk, to your address and to do all things and to take all actions necessary to procure that your name or Computershare Company Nominees Limited, as the nominee under the Nominee Arrangements (the "Nominee"), is placed on the register of members of Friends Provident plc (and any separate register in relation to any entitlement to Bonus Shares) in respect of the Ordinary Shares (or, if relevant, some of the Ordinary Shares) for which your application is accepted;

   (c) in consideration of Merrill Lynch, the Receiving Agent and Friends Provident plc agreeing that they will not, prior to the date of Admission (or such later date as Friends Provident plc and Merrill Lynch may agree), sell to any person or assist in the sale to any person of any of the Ordinary Shares comprised in the Offers other than by means of the procedures referred to in this Prospectus, (but without prejudice to the rights of termination of Merrill Lynch and Friends Provident plc set out in paragraph 28 below) and as a collateral contract between you, Merrill Lynch, the Receiving Agent and Friends Provident plc which will become binding on despatch by post or delivery to the Receiving Agent of your Application Form, you:

      (i) agree that your application may not be revoked by you until after 3 August 2001;

      (ii) undertake to pay the Preferential Offer Price for the Ordinary Shares (payable in full on application) in respect of which your application is accepted and warrant that your cheque or banker's draft accompanying your Application Form will be honoured on first presentation and agree that, if such remittance is not so honoured, notwithstanding that you or the Nominee may have been entered on the register of members of Friends

Provident plc (or any separate register in relation to any entitlement to Bonus Shares), neither you nor any such aforesaid persons will be entitled to receive a share certificate or a Share Account Statement in respect of the Ordinary Shares applied for or to enjoy or receive any rights or distribution in respect of such Ordinary Shares unless and until you make payment in cleared funds for such Ordinary Shares and such payment is accepted by the Receiving Agent (which acceptance shall be in its absolute discretion and on the basis that you indemnify the Receiving Agent, Merrill Lynch and Friends Provident plc against all costs, damages, losses, expenses and liabilities arising out of, or in connection with, the failure of your remittance to be honoured on first presentation) and that, at any time prior to unconditional acceptance by the Receiving Agent of such late payment, the Receiving Agent may (on behalf of Merrill Lynch and Friends Provident plc and without prejudice to any other rights) terminate the agreement (if any) to allocate such Ordinary Shares to you without liability to you and may reallocate the Ordinary Shares to some other person, in which case you will not be entitled to any refund or payment in respect of such Ordinary Shares (other than the refund to you of any proceeds or remittance accompanying your Application Form at your own risk, without interest) and, in the event of termination, will pay the Receiving Agent (on behalf of itself, Merrill Lynch and Friends Provident plc), on demand, such amount as may be certified on its behalf as being necessary to compensate the Receiving Agent and Friends Provident plc for any losses, costs and expenses incurred or expected to be incurred as a result of the remittance not being honoured on first presentation or as a result of termination of the agreement. Any decision by the Receiving Agent to accept payment shall be without prejudice to the decision of Merrill Lynch to accept the whole or any part of your application as described in paragraph 5 below;

(iii) agree that any Share Account Statement or share certificate to which you or any of the persons specified in paragraph 2(c)(ii) above may become entitled and monies returnable to you be retained pending clearance of your remittance or pending investigation of any suspected breach of any of the warranties contained in paragraphs 18(a), 18(b), 18(f), 18(g), 18(i), 18(j), 18(k) and 18(l) below and any interest accruing on such retained monies shall accrue to and for the benefit of Friends Provident plc;

(iv) agree, on request by Merrill Lynch or the Receiving Agent, to disclose promptly in writing to Merrill Lynch or the Receiving Agent such information as Merrill Lynch or the Receiving Agent may request in connection with your application and authorise Merrill Lynch and the Receiving Agent to disclose any information relating to your application which it may consider appropriate;

(v) agree that any Share Account Statement or share certificate in respect of any Ordinary Shares to which you or any of the persons specified in paragraph 2(c)(ii) above may become entitled and monies returnable to you may be retained pending clearance of your remittance, investigation of any suspected breach of these terms and conditions and any verification of identity which is, or which Merrill Lynch or the Receiving Agent considers may be, required for the purposes of the Money Laundering Regulations 1993 and that any interest accruing on such retained monies shall accrue to and for the benefit of Friends Provident plc;

(vi) agree that, if evidence of identity satisfactory to Merrill Lynch and the Receiving Agent is not provided to Merrill Lynch or to the Receiving Agent on or before 3 July 2001 (or such later date as Merrill Lynch and Friends Provident plc may agree), Merrill Lynch, the Receiving Agent or Friends Provident plc may terminate the contract of allocation with you and, in such case, the Ordinary Shares, which would otherwise have been allocated to you, will be sold as soon as is reasonably practicable (and for which purpose you hereby irrevocably authorise Friends Provident plc, or any person appointed by it for this purpose, to execute on your behalf any instrument of transfer which may be necessary to effect such sale) and, as soon as is reasonably practicable after such sale, your application monies (or, if less, an amount equal to the proceeds of such sale net of all expenses of

the sale and/or any amount retained by Friends Provident plc (or its agents) as compensation for breach of contract) will be returned to the bank or other account on which the cheque or other remittance accompanying the application was drawn and you agree that, in such event, you will have no claim against Merrill Lynch, the Receiving Agent, Friends Provident plc or any of their respective officers, agents or employees in respect of the balance of your application monies, if any, retained by Friends Provident plc (or its agents) or for any loss arising from the price, the timing or the manner of such sale or otherwise in connection therewith;

(vii) agree that your Application Form is addressed to Merrill Lynch, the Receiving Agent and Friends Provident plc;

(viii) agree that you are not applying on behalf of a person engaged in, or whom you know or have reason to believe is engaged in, money laundering;

(ix) undertake to ensure that, in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor or notary) is enclosed with your Application Form; and

(x) agree that any future communications sent by Friends Provident plc to you in your capacity as a shareholder of Friends Provident plc will be in the English language.

3. If your Application Form is not completed correctly, or is amended, or is received late or if the accompanying cheque or banker's draft is for the wrong amount or if your Application Form is not accompanied by a power of attorney or other authority (or a copy certified by a solicitor or notary) where required, it is liable to be rejected. In these circumstances, Friends Provident plc's (or its agents') decision as to whether to reject or treat your application as valid shall be final and binding on you. Neither Friends Provident plc nor its agents will accept liability for any such decision.

4. Any application may be rejected in whole or in part by Friends Provident plc in its absolute discretion.

Acceptance of your offer

5. Merrill Lynch, on behalf of Friends Provident plc, may accept your application (if your application is received, validated (or treated as valid), processed and not rejected) either:

   (a) by notifying the London Stock Exchange of the basis of allocation (in which case the acceptance will be on that basis); or

   (b) by notifying acceptance to the Receiving Agent.

6. The acceptance may (at the absolute discretion of Merrill Lynch acting on behalf of Friends Provident plc) be of the whole or any part of your application and, accordingly, the amount you have offered to invest may be scaled down. Friends Provident plc will endeavour to satisfy valid applications in full but this is subject to the overall level of demand for Ordinary Shares and Merrill Lynch and Friends Provident plc reserve the right to scale down such applications in individual circumstances as they in their absolute discretion consider appropriate. In the event that applications in the Preferential Offer are scaled back, the allocation policy will favour smaller applications. Subject as aforesaid, the basis of allocation for applications will be determined by Merrill Lynch following consultation with Friends Provident plc.

Conditions

7. The contract arising from acceptance of applications (in whole or in part) in the Preferential Offer will be entered into by you (if you are a successful applicant) and Friends Provident plc under which you will be required to acquire the Ordinary Shares at the Preferential Offer Price in respect of which your application has been accepted and will be conditional upon (a) Admission on or before 9 July 2001 or such later date as Friends Provident plc and Merrill Lynch may agree (not being later than 31 July 2001); (b) the Underwriting Agreement and the Sponsorship Agreement referred to in paragraph 11 of Part 14 of this Prospectus becoming wholly unconditional and not having been terminated before Admission; (c) neither Merrill Lynch nor Friends Provident plc having exercised the right of termination under paragraph 28 below before Admission; and (d) the Offer Price having been determined before Admission.

8. You will not be entitled to exercise any remedy of rescission for innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other rights you may have.

Return of application monies

9. If any application is invalid or not accepted or if any contract created by acceptance does not become unconditional or if any application is accepted for an amount lower than that offered, subject as hereinafter provided, the application monies or the balance of the amount paid on application (as the case may be) will be returned without interest by cheque crossed "Account Payee" in favour of the relevant payee by post at your own risk thereafter and, in any case, by not later than 3 August 2001. In the meantime, application monies will be retained by the Receiving Agent in an account designated for the purposes of the Offers and any interest accrued on the application monies shall be retained by, and for the benefit of, Friends Provident plc. The cheque and/or banker's draft accompanying your application may be presented on receipt and before acceptance of your application, but this will not constitute acceptance of your application, either in whole or in part. The proceeds of this presentation will be held pending acceptance and, if your application is accepted and the conditions of paragraph 7 above are satisfied, will be applied in discharging the total amount due for the Ordinary Shares you have been allocated. Share certificates, Share Account Statements and surplus application monies (if any) may be retained pending clearance of your cheque and/or banker's draft. The right is also reserved to reject any application in respect of which your cheque or banker's draft as the case may be, has not been cleared on first presentation and, in any event, by 12 noon on 13 July 2001. Friends Provident plc may require you to pay interest or other resulting costs (or both) if the cheque or banker's draft accompanying your application is not honoured on first presentation. Amounts of less than the Preferential Offer Price of one Ordinary Share will be retained by Friends Provident plc. Sums refunded will in all cases be paid in sterling.

Members' and Customers' applications

10. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of Merrill Lynch, following consultation with Friends Provident plc. Friends Provident plc has the absolute discretion to decide in any individual case whether the conditions of eligibility for Eligible Members and Eligible Customers have been satisfied. To participate in the Preferential Offer, Eligible Members and Eligible Customers must apply on a Members' and Customers' Application Form. Eligible Members or Eligible Customers who are also Eligible Employees may also make an application in the Preferential Offer in their capacity as Eligible Employees using an Employees' Application Form, subject to the aggregate limit of £100,000. Eligible Members and Eligible Customers may not apply jointly with others in the Preferential Offer. Eligible Persons who elect to sell their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

Employees' applications

11. The number of Ordinary Shares to be allocated in the Preferential Offer will be at the absolute discretion of Merrill Lynch, following consultation with Friends Provident plc. Friends Provident plc has the absolute discretion to decide in any individual case whether the conditions of eligibility for Eligible Employees have been satisfied. To participate in the Preferential Offer, Eligible Employees must apply on an Employees' Application Form. Eligible Employees who are also Eligible Members or Eligible Customers, may also make an application in the Preferential Offer in their capacity as an Eligible Member or Eligible Customer using a Members' and Customers' Application Form, subject to the aggregate limit of £100,000. Eligible Employees may not apply jointly with others in the Preferential Offer. Eligible Persons who elect to sell their Demutualisation Shares on Admission through the Initial Share Sale Facility will not be eligible to apply for Ordinary Shares in the Preferential Offer.

Bonus Shares

12. Introduction

Eligible Persons who acquire Ordinary Shares in the Preferential Offer may be eligible to receive Bonus Shares. These Bonus Shares are available only in respect of Ordinary Shares duly acquired in the Preferential Offer and not if they are acquired subsequently or through the Institutional Offer. The Demutualisation Shares will not accrue any entitlement to Bonus Shares.

13. Bonus Shares

Subject to paragraph 15 below, Eligible Persons who acquire Ordinary Shares in the Preferential Offer will be entitled to receive one free additional Ordinary Share for every complete 20 Ordinary Shares they acquire in the Preferential Offer and hold continuously up to and inclusive of the day which falls on the first anniversary of Admission (the "Bonus Date").

Any Bonus Shares which become due will be issued fully paid to the persons entitled thereto as soon as reasonably practicable after the Bonus Date and will rank *pari passu* in all respects with the Ordinary Shares of Friends Provident plc then in issue. Friends Provident plc will make applications for admission to listing and trading of the Bonus Shares which become due to those authorities on whose official list and/or exchange the Ordinary Shares are at that time listed and/or traded.

14. Disposals of Ordinary Shares

If any Ordinary Shares acquired in the Preferential Offer are disposed of on or before the Bonus Date any entitlement to Bonus Shares may be lost or reduced (even if further Ordinary Shares are subsequently acquired).

A transfer of Ordinary Shares acquired in the Preferential Offer will not, however, result in loss of entitlement if the relevant transfer form is accompanied by a valid special certificate (obtainable from the Registrars by writing to Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH) which has been duly completed provided that Friends Provident plc or its agents (whose decision shall be final and binding) is satisfied that:

(a) the transfer involves the registration of the Ordinary Shares, following the death of the owner, in the name of one or more individuals entitled to the Ordinary Shares under that owner's will or on his or her intestacy; or

(b) the transfer will not involve any change in the beneficial ownership of the Ordinary Shares and is to:

   (i) a Permitted Nominee, in which case the Permitted Nominee may be required to claim the Bonus Shares for the benefit of the beneficial owner (as described under "Claims by Permitted Nominees" below); or

   (ii) the beneficial owner immediately prior to the transfer (for example, where Ordinary Shares were held by a Permitted Nominee for a beneficiary or by a parent for a child who has since reached the age of majority).

In any such case, the transferor's entitlement to the Bonus Shares will be added to any entitlement which the transferee may already have in respect of the Ordinary Shares acquired in the Preferential Offer.

On any request for the registration of a transfer of Ordinary Shares being submitted to the Registrars, the Registrars will, until after the Bonus Date, first transfer Ordinary Shares which carry no potential entitlement to the receipt of Bonus Shares.

15. Loss of and changes in entitlement

All rights to Bonus Shares will be lost if an individual's application (including any application made for such individual's benefit) is:

(a) a multiple application (save as provided in paragraph 17 below) or other fraudulent application; or

(b) made in breach of the eligibility conditions.

Friends Provident plc reserves the right to cancel the rights to any Bonus Shares in the event that any false representation is made in connection with any application.

The number of Ordinary Shares which will be taken into account in calculating entitlements to the Bonus Shares (and the maximum number of Bonus Shares) will be amended pro-rata (ignoring fractions) if there is any capitalisation issue or any consolidation or sub-division of the Ordinary Share capital of Friends Provident plc prior to the date of issue of the Bonus Shares.

16. Claims by Permitted Nominees

A Permitted Nominee holding Ordinary Shares for more than one beneficiary under a single entry on a share register must claim Bonus Shares for the benefit of each of such beneficiaries as may be entitled to them at the Bonus Date. In order to claim, the Permitted Nominee will be required to supply the names, addresses and client account numbers, if any, of the individuals for whose benefit it is claiming and to warrant the number of Ordinary Shares acquired in the Preferential Offer and continually held for each such individual. The claim for Bonus Shares should reach the Registrars on or before 3.00 p.m. on the fifth Business Day following the Bonus Date. Any relevant Bonus Shares will, provided that the claim is accepted, be issued to the Permitted Nominee about 3 weeks after the date of issue of Bonus Shares to individuals.

If a beneficial interest in Ordinary Shares is disposed of on or before the Bonus Date the entitlement to Bonus Shares may be lost or reduced in the same manner as on disposals of Ordinary Shares (as described under "Disposals of Ordinary Shares" above). A disposal of a beneficial interest will not result in loss of entitlement if the Permitted Nominee provides evidence satisfactory to Friends Provident plc (whose decision shall be final and binding) that such a loss of entitlement would not have resulted had it been a disposal of Ordinary Shares.

No multiple applications

17. Only one application may be made for the benefit of any person in the Preferential Offer, except that an Eligible Member or Eligible Customer who is also an Eligible Employee may make separate applications in the Preferential Offer in each capacity.

An application may not be made using funds provided by another person under an arrangement whereby any Ordinary Shares allocated to the applicant or all or substantially all of the value of such Ordinary Shares are to be transferred to that person.

Any application which breaches either of these rules is a "multiple application".

Multiple applications and suspected multiple applications are liable to be rejected.

Criminal proceedings may be instituted against anyone knowingly making or authorising a multiple application or other fraudulent application for their own benefit, or that of any other person, either solely or jointly with other persons.

The information supplied in, or in connection with, your application may also be disclosed to regulatory bodies and members of the police forces for compiling lists of, and otherwise taking action in respect of, suspected multiple or other fraudulent applications. In particular, criminal proceedings may be instituted against anyone knowingly making or authorising an application which falsely claims Eligible Person status.

Warranties

18. By completing and submitting an Application Form, you:

(a) warrant that, if the laws of any territory outside the UK are relevant to your application, in connection with your application, you have complied with all such laws, obtained all governmental and other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with your application in any territory, other than UK stamp duty or SDRT, and that you have not taken any action or omitted to take any action which will or may result in Merrill Lynch, any Receiving Bank or Friends Provident plc or any of their respective officers, agents or employees acting in breach of the regulatory or legal requirements of any territory outside the UK in connection with the Offers or your application;

(b) warrant that, if you sign an Application Form on behalf of somebody else or a corporation, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, warranties and undertakings contained in these terms and conditions and undertake to enclose your power of attorney or other appropriate authority (or a complete copy thereof duly certified by a solicitor or notary) where required by the instructions contained in the accompanying guide to completing the Application Form and otherwise comply with such instructions;

(c) confirm that, in making an application, neither you nor any person on whose behalf you are applying are relying on any information or representation in relation to Friends Provident plc, any other member of the Friends Provident Group or the Offers, or any of them, other than as is contained in this Prospectus and you agree that none of Merrill Lynch, the Receiving Agent, the Directors, Friends Provident plc or any person acting on behalf of them or any person responsible solely or jointly for this Prospectus, or any part of it, shall have any liability for any such information or representation;

(d) agree that, having had the opportunity to obtain and read this Prospectus, you shall be deemed to have noted all information and representations concerning Friends Provident plc or any other member of the Friends Provident Group contained in this Prospectus;

(e) acknowledge that no person is authorised in connection with the Offers to give any information or make any representation other than as contained in this Prospectus and, if given or made, any information or representation must not be relied upon as having been authorised by Merrill Lynch or Friends Provident plc;

(f) confirm that you have reviewed the restrictions contained in paragraphs 22 and 23 (Overseas investors) below and warrant, to the extent relevant, that you (and any person on whose behalf you apply) comply or have complied with the provisions of paragraphs 22 and 23 below;

(g) warrant that, if you are a minor on the date of your application, you are properly assisted by your parent or court-appointed guardian and have entered the name of an adult or corporate nomineee in the space provided in your Application Form to be the registered holder of your Ordinary Shares;

(h) agree that all documents in connection with the Offers and any returned monies will be sent at your risk and may be sent by post to you at your address set out in the relevant Application Form;

(i) warrant that, in the case of an application made on a Members' and Customers' Application Form, (i) you are (or, if you are signing on behalf of another person, that other person is) an Eligible Member or an Eligible Customer and that, subject as hereinafter provided, the Members' and Customers' Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person provided that, in the case of an application made on a Members' and Customers' Application Form, an Eligible Member or Eligible Customer who is a joint policyholder may make an application for the benefit of that joint policyholder and any other joint policyholders and an Eligible Member or Eligible Customer who is an Eligible Member or Eligible Customer in the capacity of a trustee of a policy held on trust may make an application for the benefit of the beneficiaries of that trust; and (ii) only one application has been made by you or on your behalf on a Members' and Customers' Application Form;

(j) warrant that, in the case of an application made on an Employees' Application Form, (i) you are (or, if you are signing on behalf of another person, that other person is) an Eligible Employee and that the Employees' Application Form is completed and delivered solely for and on behalf of the applicant and not directly or indirectly, in whole or in part, for or on behalf of any other person and (ii) only one application has been made by you or on behalf of an Eligible Employee on an Employees' Application Form;

(k) warrant that you are not applying as, or as nominee or agent of, a person who is or may be a person mentioned in any of Sections 67, 70, 93 or 96 of the Finance Act 1986 (concerning depositary receipts and clearance services); and

(l) warrant that you are not (and are not acting on behalf of) a person resident in the United States and you are not applying, nor are you applying on behalf of a party, with a view to the re-offer, re-sale or delivery of the Ordinary Shares directly or indirectly in or into the United States or to a person resident in the United States or to any person who you believe is purchasing or subscribing for the Ordinary Shares for the purpose of such re-sale, re-offer or delivery.

Money laundering

19. You agree that, in order to ensure compliance with the Money Laundering Regulations 1993, the Receiving Agent may, at its absolute discretion, require verification of identity from any person lodging an Application Form who either (i) tenders payment by way of banker's draft or cheque drawn on, or by way of telegraphic transfer or similar electronic means from, an account in the name of another person or persons or (ii) appears to that Receiving Bank to be acting on behalf of some other person. In the former case, verification of identity of the applicant may be required. In the latter case, verification of identity of any persons on whose behalf the applicant appears to be acting may be required. Failure to provide the necessary evidence of identity may result in application(s) being rejected or delays in the despatch of documents.

20. Without prejudice to the generality of paragraph 19 above, verification of the identity of applicants may be required if the value of the Ordinary Shares applied for at the Preferential Offer Price, whether in one or more applications (if permissible), exceeds £8,000. If, in such circumstances, you use a building society cheque or banker's draft you should ensure that the building society or bank enters the name, address and account number of the person whose account is being debited on the reverse of the cheque or banker's draft and adds its stamp. If, in such circumstances, you use a cheque drawn by a third party you should write the name and address of the person named in the Application Form on the back of the cheque and record the date of birth of that person, you may also be requested to provide a copy of the applicant's passport or driving licence certified by a solicitor or notary or a recent original bank or building society statement or utility bill in the applicant's name and showing his current address (which originals will be returned by post at the applicant's risk).

21. If you are making the application as agent for one or more persons, you should indicate in the relevant Application Form whether you are a UK or EU regulated person or institution and specify your status.

Overseas investors

22. It is the responsibility of any person outside the UK wishing to make an application in the Offers to satisfy himself as to full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite governmental or other consents or approvals, observing any other formalities requiring to be observed in such territory and paying any issue, transfer or other taxes required to be paid in such territory. No person receiving a copy of this Prospectus or an Application Form in any territory may treat the same as constituting an invitation or offer to him nor should he in any event use such Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used by him without contravention of any registration or other requirements. No documents relating to the Offers have been submitted to the clearance procedures of any authorities, other than the UK Listing Authority as the competent authority in the UK. Any application made by or on behalf of a person outside of a Permitted Country will be liable to be rejected.

23. (a) The Ordinary Shares have not been and will not be registered under the Securities Act. The Ordinary Shares may not be offered or sold in the United States, except to QIBs in transactions exempt from the registration requirements of the Securities Act or to certain persons in

offshore transactions pursuant to Regulation S. You are notified that the sellers of the Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

(b) The Ordinary Shares have not been and will not be qualified for sale or registered under the securities laws of Australia, Canada, Japan, the Republic of South Africa or Switzerland. Save with the prior consent of Friends Provident plc or Merrill Lynch, the Ordinary Shares may not be offered, sold, transferred or delivered, directly or indirectly, in Australia, Canada, Japan, the Republic of South Africa or Switzerland or in any of their states, provinces, territories or possessions or areas subject to their jurisdiction (together "Prohibited Territories") or as a result of a purchase order known to originate in any Prohibited Territory, or to a citizen of, or a person resident in, any Prohibited Territory or to a corporation, partnership or other entity created or organised in or under the laws of any Prohibited Territory or to an estate or trust which is subject to the taxation of any Prohibited Territory regardless of the source of its income. Accordingly, save with the prior consent of Friends Provident plc or Merrill Lynch, copies of this Prospectus, the Application Forms and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into the Prohibited Territories. Persons receiving such documents must not distribute, mail or send them in, into or from the Prohibited Territories or use the mails or any means, instrumentality or facility of the Prohibited Territories, directly or indirectly, in connection with the Preferential Offer and so doing may invalidate any related purported acceptance of the Preferential Offer. Persons applying for Ordinary Shares shall be deemed to represent and warrant that they are not resident in, or a citizen of, any Prohibited Territory and will not, as principal or agent, offer, sell, transfer or deliver, directly or indirectly, as part of the distribution of the Ordinary Shares, any Ordinary Shares being purchased to any person in any Prohibited Territory or as a result of a purchase order known to originate in any Prohibited Territory.

Miscellaneous

24. To the extent permitted by law, any liability for representations, warranties and conditions, express or implied and whether statutory or otherwise, (including, without limitation, pre-contractual representations but excluding any fraudulent misrepresentations) are expressly excluded in relation to the Ordinary Shares and the Offers, by Friends Provident plc, Merrill Lynch and the Receiving Agent.

25. Save where the context requires otherwise and as provided in paragraph 36, terms used in these terms and conditions are as defined in this Prospectus and bear the same meaning when used in the Application Forms and in the Share Guide.

26. The rights and remedies of Friends Provident plc, the Receiving Agent and Merrill Lynch under these terms and conditions are in addition to any rights and remedies which would otherwise be available to any of them and the exercise or partial exercise of any one will not prevent the exercise of others or full exercise.

27. Merrill Lynch reserves the right to delay the closing time of the Preferential Offer from 12 noon on 3 July 2001 by giving notice to the London Stock Exchange. In this event, the revised closing time will be published in such manner as Merrill Lynch in its absolute discretion determines subject, and having regard, to the requirements of the UK Listing Authority.

28. Either Merrill Lynch or Friends Provident plc may terminate the Offers in its or their absolute discretion at any time prior to Admission. If such right is exercised, the Offers will lapse and any monies received in respect of your application will be returned to you without interest.

29. You agree that all applications, acceptances of applications and contracts resulting from them under the Preferential Offer shall be governed by and construed in accordance with English law and that you irrevocably submit to the jurisdiction of the English courts and agree that nothing shall limit the right of Merrill Lynch, the Receiving Agent or Friends Provident plc to bring any action, suit or proceedings arising out of or in connection with any such application, acceptances or contracts in any other manner permitted by law or in any court of competent jurisdiction.

30. You authorise Merrill Lynch and its agents, on your behalf, to make any appropriate returns to the UK Inland Revenue in relation to stamp duty or SDRT (if any) on any contract arising on acceptance of your application and in relation to stamp duty or SDRT (if any) payable on any transfer of Ordinary Shares as a result of such contract.

31. You agree that Merrill Lynch will not treat you as its customer by virtue of an application being accepted and that Merrill Lynch will not be responsible to you for providing to you the protections afforded to its customers and that Merrill Lynch does not owe you any duties or responsibilities concerning the price of the Ordinary Shares or concerning the suitability of the Ordinary Shares for you as an investment or (save as expressly set out in these terms and conditions) otherwise in connection with the Offers.

32. You authorise the Receiving Agent or Merrill Lynch or their agents to do all things necessary to effect registration into your name(s) (or any of the persons specified in paragraph 2(c)(ii) above) of any Ordinary Shares acquired by you and authorise any representative of the Receiving Agent or Merrill Lynch to execute and/or complete any document of title required therefor.

33. Only persons applying for Ordinary Shares under the Offers may rely on the information and representations contained in this Prospectus, the Mini-Prospectus and any supplementary prospectus and/or the Share Guide and, to the extent permitted by law, any liability for this Prospectus, the Mini-Prospectus and any supplementary prospectus and/or the Share Guide to any other person is hereby excluded by Friends Provident plc, Merrill Lynch and any person responsible solely or jointly for this Prospectus, the Mini-Prospectus and any supplementary prospectus and/or the Share Guide or any part of any such document.

34. All correspondence, documents and any remittances sent or delivered to or by you will be sent or delivered at your own risk.

35. The dates and times referred to in these terms and conditions may be altered by Merrill Lynch and Friends Provident plc in their absolute discretion.

36. Without prejudice to paragraph 25 above, for the purposes of these terms and conditions only, the following words and/or references shall be interpreted as follows:

    "**Permitted Nominees**" means persons who apply for or hold Ordinary Shares on behalf of the clients and who are (a) members of The Securities and Futures Authority Limited, Investment Management Regulatory and Organisation Limited or the Personal Investment Authority Limited (including any superseding body of any of them); (b) member firms of the London Stock Exchange who are situated in the Permitted Countries; or (c) a nominee company controlled by or affiliated to any person falling within (a) or (b) above or (d) such other persons as Friends Provident plc may designate as Permitted Nominees at its sole discretion from time to time;

    References to "**registrations**" exclude registrations which were made but subsequently deleted;

    References to persons "**holding**" Ordinary Shares are to such persons being the beneficial owners of those Ordinary Shares and either the registered holders thereof on the relevant share register or recorded as the persons entitled thereto in the books of the nominee or other person holding those Ordinary Shares for their benefit (entitlements at any qualifying date being determined by reference to such register or such books, as the case may be, as at 3.00 p.m. on that date); and

    References to "**duly apply**" include, where relevant to any particular Application Form, satisfaction or deemed satisfaction of the eligibility requirements for using that form.

Part 16 – Terms and conditions of the Initial Share Sale Facility

1. Introduction

1.1 If you wish to apply to sell all of your Demutualisation Shares through the Initial Share Sale Facility you should return your CASH Form to Computershare Investor Services PLC in the reply-paid envelope provided. By completing and returning your CASH Form you agree with Friends Provident plc and the Designated Persons that you offer to sell all your Demutualisation Shares subject to these terms and conditions (which constitute a legally binding agreement between Friends Provident plc (for itself and on behalf of the Designated Persons), those persons who are purchasing your Demutualisation Shares in the Institutional Offer and you), the CASH Form, the Share Guide and this Prospectus.

1.2 Except where the context requires otherwise, expressions used in these terms and conditions have the same meaning set out in Part 18 of this Prospectus.

2. Eligibility to use the Initial Share Sale Facility

The Initial Share Sale Facility is only available to you if you:

2.1 were allocated Demutualisation Shares in connection with the Demutualisation Share Allocation;

2.2 are not an Involuntary Seller;

2.3 have given instructions to sell all, but not some, of your Demutualisation Shares; and

2.4 have given valid instructions in accordance with these terms and conditions.

3. Instructions

3.1 The Initial Share Sale Facility will only be available to you if you return your CASH Form correctly completed and it is received by Computershare Investor Services PLC not later than 12 noon on Tuesday 3 July 2001 or such later date as Friends Provident plc or its agents regard as feasible for inclusion in the Initial Share Sale Facility.

3.2 There is no guarantee that you will be able to sell all of your Demutualisation Shares through the Initial Share Sale Facility.

3.3 Any instruction to sell your Demutualisation Shares through the Initial Share Sale Facility must be made on the CASH Form. Alternative methods of instruction, including without limitation, faxes, e-mail, photocopied forms, telephone or through the internet will not be accepted under any circumstances.

3.4 Limit orders will not be accepted. This means that you will not be able to give instructions that your Demutualisation Shares are only to be sold in the event that the Offer Price is at or above a specified price of your choosing. If you do give a limit order instruction it will be processed on the basis that it is an instruction from you to sell all of your Demutualisation Shares at the Offer Price.

3.5 Raise orders will not be accepted. This means that you will not be able to give instructions that your Demutualisation Shares should only be sold if the sale will result in you receiving sale proceeds of, or in excess of, a specified amount. If you give a raise order instruction, it will be processed on the basis that it is an instruction from you to sell all of your Demutualisation Shares at the Offer Price.

4. Sale procedures

4.1 The Demutualisation Shares which Qualifying Members elect to sell through the Initial Share Sale Facility will all be offered for sale in the Institutional Offer with the other Ordinary Shares which are being offered for subscription and sale in the Institutional Offer. Friends Provident plc, on behalf of any nominee who holds your Demutualisation Shares, will instruct Merrill Lynch to seek to find purchasers through the Institutional Offer for all of the Demutualisation Shares which Qualifying Members elect to sell through the Initial Share Sale Facility.

4.2 Each Demutualisation Share sold in the Institutional Offer will be sold at the Offer Price, which will be determined by Friends Provident plc and Merrill Lynch at their absolute discretion. It is expected that the Offer Price will be announced on 6 July 2001.

4.3 The price payable to you for each of your Demutualisation Shares will be the Offer Price in pounds sterling (apart from persons with addresses in the Republic of Ireland who will receive Irish punts). The sale proceeds of your Demutualisation Shares will, where necessary, be rounded down to the nearest whole unit of currency. Any fractions remaining will be aggregated and paid to Friends Provident plc. Qualifying Members may only sell their Demutualisation Shares as part of the Offers through the Initial Share Sale Facility. Qualifying Employees are not entitled to sell their Demutualisation Shares at this stage.

4.4 If you use the Initial Share Sale Facility an administration fee of £7 (inclusive of stamp duty reserve tax and VAT, if any) will be payable to Friends Provident plc, which will be deducted from your sale proceeds before they are remitted to you.

5. Execution only

The Initial Share Sale Facility will be operated on an "execution only" basis. This means that the decision whether or not to sell your Demutualisation Shares is entirely your own responsibility. Neither Friends Provident plc nor any Designated Person will provide, or have any responsibility to provide, investment, taxation or other advice to you. If you are in any doubt as to what you should do, you should obtain your own independent professional advice from a person authorised under the Financial Services Act 1986.

6. Irrevocable authority

You irrevocably authorise Friends Provident plc and each Designated Person to sell or procure the sale (as the case may be) of all your Demutualisation Shares through the Initial Share Sale Facility and to deal with the proceeds in accordance with these terms and conditions and to do any other act which any such person may in its absolute discretion, consider necessary or desirable in connection with the sale of such Demutualisation Shares.

7. Acceptance of your offer

Friends Provident plc (or its agent, Computershare Investor Services PLC) may accept your offer to sell all your Demutualisation Shares (if your CASH Form is received, valid (or treated as valid), processed and not rejected) on behalf of those persons who purchase your Demutualisation Shares in the Institutional Offer by notifying the London Stock Exchange of the basis of allocation or by notifying the nominee of the Friends Provident Share Account.

8. Conditions

The contract arising from acceptance of your offer to sell your Demutualisation Shares through the Initial Share Sale Facility will be concluded on acceptance by Friends Provident plc (or its agent, Computershare Investor Services PLC) of your CASH Form and will be entered into by:

8.1 you and Friends Provident plc (for itself and on behalf of the Designated Persons); and

8.2 those persons who are purchasing your Demutualisation Shares in the Institutional Offer.

Under that contract, you will be required to sell all of your Demutualisation Shares at the Offer Price. The contract will be conditional upon (i) Admission on or before 9 July 2001 or such later date as Friends Provident plc and Merrill Lynch may agree (not being later than 31 July 2001); (ii) the Underwriting Agreement and the Sponsorship Agreement referred to in paragraph 11 of Part 14 of this Prospectus becoming wholly unconditional and not having been terminated before Admission; (iii) Friends Provident plc or Merrill Lynch not having exercised the right of termination under paragraph 12.5 below prior to Admission and (iv) the Offer Price having been determined before Admission.

9. Late and defective forms

If your CASH Form is not completed correctly or in accordance with the instructions on the Form or is amended or is not accompanied by a power of attorney or other authority where required or is otherwise incomplete, or if your CASH Form is not received by the time and date specified in paragraph 3.1 above, Friends Provident plc may treat your instruction as invalid, in which case your Demutualisation Shares will not be sold under the Initial Share Sale Facility, you will be deemed to have given the declaration in paragraph (ii) of section 1 on your CASH Form and you will be sent by post, at your own risk, a Share

Account Statement in respect of your Demutualisation Shares. Friends Provident plc's (or its agents') decision as to whether to reject or treat your CASH Form as valid shall be final and binding on you. Neither Friends Provident plc nor its agents will accept liability for any such decision.

10. Settlement

On the second Business Day after market settlement (which settlement is expected to be three Business Days after Admission), or as soon as reasonably practicable thereafter, you will be sent by post an advice note in respect of the Demutualisation Shares which have been sold on your behalf and which you should retain for tax purposes. The proceeds of sale of your Demutualisation Shares (after deduction of the administration fee referred to in paragraph 4.4 above) will be sent by cheque to your registered address at your own risk in accordance with these terms and conditions, the Share Guide, the Mini-Prospectus and this Prospectus. In the case of joint shareholders payment will be made in accordance with the instructions of, or in the name of, the person whose name first appears on Friends Provident plc's records. You will not be entitled to any interest in respect of the sale proceeds.

11. Undertakings, representations and warranties

By submitting an instruction to sell your Demutualisation Shares through the Initial Share Sale Facility, you:

11.1 represent and warrant to Friends Provident plc and each Designated Person that:

(a) you are a resident of the United Kingdom, the Channel Islands, Gibraltar, the Isle of Man or the Republic of Ireland;

(b) you have not sold or purported to sell any of your Demutualisation Shares or any interest in any of your Demutualisation Shares to any third party;

(c) your Demutualisation Shares will be sold free from all liens, charges or other third party rights or any encumbrance of any kind and together with all rights attaching to the Ordinary Shares;

(d) you are entitled or authorised to sell your Demutualisation Shares;

(e) the sale of your Demutualisation Shares pursuant to the Initial Share Sale Facility will not constitute a breach by you of any applicable laws;

(f) if you sign a CASH Form on behalf of another person, you have the authority to do so and that such other person will be bound accordingly and will be deemed also to have given the confirmations, undertakings, representations and warranties contained in these terms and conditions and you undertake to enclose your power of attorney or other appropriate authority or a complete copy thereof certified by a solicitor, notary or commissioner of oaths, unless you are an organisation or fund and such authority has been received by Friends Provident plc or you are signing on behalf of other joint owners;

(g) if you are under 18 on the date you sign your CASH Form you are properly assisted by your parent or legal guardian.

11.2 undertake to ensure that in the case of an application signed by someone else on your behalf, the original of the relevant power of attorney or other appropriate authority (or a complete copy certified by a solicitor, notary or commissioner of oaths) is enclosed with your CASH Form unless you are a fund or organisation and such authority has been received by Friends Provident plc in which case you will not be obliged to comply with this undertaking; and

11.3 irrevocably undertake that you will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Friends Provident plc and each Designated Person may from time to time require for the purpose of selling your Demutualisation Shares through the Initial Share Sale Facility.

12. General

12.1 Friends Provident plc and each Designated Person may disclose or permit disclosure of any information arising in connection with any transaction in the Demutualisation Shares to any relevant regulatory authority entitled to such information or to the requirements of which Friends

Provident plc or such Designated Person is subject (whether or not pursuant to compulsion of law) and Friends Provident plc and each Designated Person shall not be under any liability for any such disclosure made in good faith, believing it to be in accordance with any such requirements.

12.2 Only persons selling Ordinary Shares through the Initial Share Facility may rely on the information and representations contained in this Prospectus, the Mini-Prospectus, any supplementary prospectus and/or the Share Guide and, to the extent permitted by law, any liability for this Prospectus, the Mini-Prospectus, any supplementary prospectus and/or the Share Guide to any other person is hereby excluded by Friends Provident plc for itself and on behalf of its subsidiaries and the Designated Persons and any other person responsible or deemed responsible solely or jointly for this Prospectus, the Mini-Prospectus, any supplementary prospectus and/or the Share Guide or any part of any such document.

12.3 All correspondence and documents, including without limitation all cheques, sent to you by Friends Provident plc or any Designated Person will be sent to you at your own risk. In the case of joint shareholders, correspondence and documents will be sent to the person first named in Friends Provident plc's records. All correspondence and documents will be in the English language.

12.4 Friends Provident plc reserves the right to delay the closing date of the Offers by giving notice to the London Stock Exchange or taking such other steps as it considers appropriate. In this event, the revised closing date will be published in such manner as Friends Provident plc in its absolute discretion determines, subject, and having regard to, the requirements of the UK Listing Authority.

12.5 Either Friends Provident plc or Merrill Lynch may terminate the Offers in its or their absolute discretion at any time prior to Admission. If such right is exercised the Offers will lapse. In such circumstances, the Initial Share Sale Facility will also terminate and lapse.

12.6 You will not be entitled to allege that your contract to sell Demutualisation Shares through the Initial Share Sale Facility is voidable or claim restitution of the Demutualisation Shares as a result of innocent misrepresentation (including pre-contractual representations) at any time after acceptance. This does not affect any other right you may have.

12.7 In these terms and conditions references to "Designated Persons" are to persons who are selling, or involved in the sale of, Demutualisation Shares in the Initial Share Sale Facility and include (a) the relevant nominee who holds your Demutualisation Shares for you as nominee; (b) Merrill Lynch; (c) any member of the syndicate appointed by Friends Provident plc and Merrill Lynch; and (d) any of their respective directors, employees or agents.

12.8 In these terms and conditions references to "person" include an individual, company, employer, partnership, trust, pension fund, provident fund, retirement annuity fund, benefit fund and group insurance scheme.

12.9 In the case of joint shareholders, references in these terms and conditions to "you" or "your" shall be construed as references to each joint shareholder and the liability of joint shareholders shall be joint and several.

12.10 The dates referred to in these terms and conditions may be altered by Friends Provident plc.

12.11 These terms and conditions are governed by and shall be construed in accordance with English law. If you return a CASH Form completed and signed by you or on your behalf you submit to the jurisdiction of the English Courts and agree that nothing shall limit the right of Friends Provident plc and each Designated Person to bring any action, suit or proceedings arising out of, or in connection with, the Initial Share Sale Facility in any other court of competent jurisdiction.

12.12 You agree and acknowledge that Merrill Lynch does not act for you and will not treat you as its customer for the purposes of the rules of the Securities and Futures Authority Limited under the Initial Share Sale Facility. Merrill Lynch will not be responsible for providing to you the protections afforded to its customers, and you agree that Merrill Lynch does not owe you any duties or responsibilities concerning the price obtained for your Demutualisation Shares or the execution of the sale of them (save as expressly set out in these terms and conditions).

Part 17 – Terms and conditions of the Friends Provident Share Account

The following terms and conditions set out the basis on which Friends Provident plc's registrar, Computershare Investor Services PLC ("Computershare Services"), provides a nominee share account in relation to Ordinary Shares to the person(s) whose completed application has been accepted by Computershare Services or who are otherwise treated as having elected to use the Friends Provident Share Account. We do not provide investment advice. The service is only available to individuals resident in the United Kingdom, the Channel Islands, Gibraltar and the Isle of Man who are acting on their own behalf and is not available to persons acting as trustees. This service is not available to companies. This service is available to minors, acting through a parent or guardian (or in Jersey by a tutelle who will be asked to produce proof of appointment from the Judicial Greffier in Jersey), who received Ordinary Shares on the demutualisation of Friends' Provident Life Office. These terms will take effect when the Nominee first holds Ordinary Shares for you.

These terms and conditions are dated June 2001 and they can change from time to time. Changes are notified to clients of the Friends Provident Share Account. You can always obtain an up to date version by telephoning the Helpline on 0870 889 3100.

1. Definitions

1.1 In these terms and conditions the following words and phrases have a special meaning as set out below:

"Branch, Telephone or Internet Dealing Services" the branch, telephone or internet share dealing services provided by NatWest Stockbrokers Limited for the purchase and sale of Ordinary Shares.

"Broker" the stockbroker(s) we use to buy and sell Ordinary Shares as part of the Postal Dealing Service.

"Business Day" a day (not being a Saturday or public holiday) on which clearing banks are open for non-automated business in London

"Company" Friends Provident plc

"Company's Broker" any stockbroker who provides a dealing service in Ordinary Shares under arrangements made with the Company.

"CREST System" the computer-based system operated by CRESTCo Limited for the transfer of uncertificated securities.

"Friends Provident Share Account" the service that we provide under which the Nominee holds your Ordinary Shares.

"Holder Identification Number" the number provided to you by us on the opening of your Friends Provident Share Account.

"IMRO" the Investment Management Regulatory Organisation Limited. (After the date on which the Financial Services Authority takes over from IMRO, references to IMRO and its rules shall be read as references to the Financial Services Authority and its rules. This is expected to be in November 2001).

"Nominee" Computershare Company Nominees Limited, a wholly owned subsidiary of Computershare Services which is a company registered in Scotland with company number SC167175 whose registered office is at 8 Bankhead, Crossway North, Edinburgh EH11 4BR or any replacement company which we own and which we appoint to hold your Ordinary Shares.

"nominee register" is a record of people holding their Ordinary Shares in the Friends Provident Share Account.

"Ordinary Shares" the ordinary Shares of 10p each in the Company.

"Postal Dealing Service" the service we provide for the purchase and sale of Ordinary Shares.

"Registrar" us or any other person appointed by the Company to act as its registrar.

"Sponsor" the person (which may be the Broker) (if any) who sends and receives electronic messages to and from the CREST System on behalf of the Nominee.

"Stamp duty" UK stamp duty or stamp duty reserve tax.

"us/we" Computershare Investor Services PLC

"you" the person holding Ordinary Shares through the Friends Provident Share Account. Where there are joint holders then "you" refers to each of the joint holders.

1.2 Any provision which says that we will do something also means that we will arrange for the Nominee to do anything that needs to be done by it in order for us to provide the Friends Provident Share Account.

1.3 Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

1.4 References to any statute or statutory provisions shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provisions (including all instruments, orders or regulations made under it or deriving from it) as in force from time to time and any successor or amending legislation.

2. Friends Provident Company Nominee Service

2.1 By asking us to hold your Ordinary Shares for you, you have agreed to be bound by these terms and conditions. We are regulated by IMRO and bound by IMRO rules. We will arrange for the Nominee to be the registered owner of your Ordinary Shares, it will hold them as bare trustee for you and its name will appear on the register of members in relation to those Ordinary Shares.

The Nominee is owned by us. The Nominee will act on our instructions. We accept responsibility for the acts and omissions of the Nominee as if they were our own acts and omissions.

2.2 The nominee will hold Ordinary Shares in uncertificated form through the CREST System. It will be the legal owner of your Ordinary Shares and so will be bound by the Company's articles of association. Nothing in these terms and conditions is intended to vary any of our or the Nominee's rights or duties in relation to the Company as set out in the articles of association of the Company (as amended from time to time) and these terms and conditions must be interpreted to give that effect.

2.3 We will treat you as though you hold the Ordinary Shares in your own name so you will receive benefits equivalent to those you would receive if you held the Ordinary Shares in your own name at the relevant time. As the Nominee holds Ordinary Shares for you and other customers, your entitlements will not be identifiable by separate certificates and, if we default, any shortfall in investments registered in the Nominee may be shared pro rata among all relevant customers.

2.4 We may ask you for proof that you have the right to operate your Friends Provident Share Account. We reserve the right not to act for you until you have provided us with proof that is satisfactory to us. In particular, we reserve the right not to accept your instructions unless:

(a) you have correctly filled in any documents we may have asked for, before sending them to us (if they are incorrectly filled in you will receive notice of rejection of the documents. Save for any dividend mandate, scrip dividend mandate or similar, you may not cancel or amend any instruction once it has been submitted to us);

(b) we have all the documents and information we need to carry out your instructions. This includes any evidence we need to confirm a change to your name or address (for example a deed poll or marriage certificate);

(c) you quote your Holder Identification Number on all correspondence. This number is quoted on all statements sent to you by us. Please keep this number safe since its object is to prevent fraud. (If you lose your Holder Identification Number this may result in a delay in giving effect to an instruction from you. You should quote your Holder Identification Number in all communications or notifications to us concerning your Ordinary Shares.)

2.5 If we receive instructions from you to transfer your Ordinary Shares, you cannot cancel or change those instructions.

2.6 We will only act on instructions which are:

(a) given by you (or, if you are a minor, by a duly authorised adult if appropriate). If more than one person is named on the nominee register as the joint holder of the Ordinary Shares, we will only accept instructions given by all the joint holders; or

(b) given by someone who is legally able to give instructions concerning your Friends Provident Share Account; or

(c) given by the Company's Broker. You authorise us to transfer your Ordinary Shares in accordance with instructions given on your behalf by the Company's Broker. This will only happen if you buy or sell Ordinary Shares using a dealing service arranged by the Company.

2.7 We will act on any instructions which we reasonably believe comes from you or is given on your behalf and we will not be liable for doing so even if it is subsequently alleged that the instruction is ambiguous or not given by you or given on your behalf, unless we have been negligent or fraudulent in acting on the instruction.

2.8 If we receive proof of your death and you were the only person named on the nominee register in respect of your Ordinary Shares, we will follow the instructions of your personal representatives. If you were a joint holder we will follow the instructions of the remaining holders who will be the only persons to whom we accept any continuing duties.

2.9 If you ask us, you can hold your Ordinary Shares in your own name rather than in your Friends Provident Share Account. If you do this, we will arrange for a certificate in your name to be issued for your Ordinary Shares, which we will then send to you. In that case we will not hold the certificate for you and your Friends Provident Share Account will not apply to those Ordinary Shares. See condition 6 for details of the charges which will apply. A transfer of Ordinary Shares out of the Friends Provident Share Account will take between 5 and 10 Business Days.

2.10 We and the Nominee are only bound by your interests and cannot be bound by the interests of any third party. Therefore you must not give any other person rights over your Ordinary Shares. We will not, and the Nominee will not recognise any trust of any kind in relation to Ordinary Shares held by the Nominee and notice of any such trust will not be binding on us or the Nominee.

2.11 You must tell us immediately if you have any reason to believe that someone is claiming an interest in your Ordinary Shares or may try to stop you from transferring them.

2.12 We may require evidence of your identity or other information to comply with money laundering legislation. Delay or failure to provide satisfactory evidence may result in us refusing to hold Ordinary Shares for you or in payments to you in connection with your Ordinary Shares being withheld. If we suspect that you are breaching money laundering legislation, we may refuse to allow you to operate your Friends Provident Share Account and if appropriate may notify the relevant authorities.

3. Your benefits as a shareholder

3.1 If you have completed a dividend mandate, we will pay cash dividends and other types of payments directly to your chosen bank account. If you have not instructed us to pay dividends to a suitable account, or if you ask us to, we will arrange to pay cash dividends and other types of payments by cheque to your registered address. Cheques to joint holders are made payable to the joint holders. We will not normally hold any cash for you. If we, the Nominee or the Company, are required by law to make any deduction from any dividend or other payment due to you, we or the Company will do so. We may also make deductions for stamp duty or other taxes or charges payable by us, the Nominee or the Company on dividends or other payments to you or on related documents. If we send you a cheque and you do not cash it within twelve years we will treat you as having refused payment and will keep the money due to you for our own benefit.

3.2 All monies which are held for you will be held in a client bank account which we maintain for clients with a Friends Provident Share Account or who use the Postal Dealing Service. We will not pay interest on any such money. Cash fractions arising in respect of money due to you may be rounded down in which case we keep the difference for our own benefit. If you cancel your dividend mandate, cease to hold Ordinary Shares or in the event of death of a sole holder, then subject to paragraph 3.1, any cash residue will be paid to you.

3.3 If you are entitled to extra Ordinary Shares (for example, through a bonus or other capitalisation issue), the Nominee will automatically hold the new Ordinary Shares for you under these terms and conditions.

3.4 If you are entitled to buy extra Ordinary Shares (for example, through a rights issue), either we will ask you how you wish us to exercise your rights or we will pass those rights to you so that you can exercise them yourself. We will take all reasonable steps to ensure that, as nearly as reasonably practicable, you receive the same rights as you would have done if you held your Ordinary Shares in your own name.

3.5 If the Company offers the option of a scrip dividend (that is, the option to receive Ordinary Shares rather than a cash dividend) or a dividend reinvestment plan (that is, the option to use your cash dividend to buy existing Ordinary Shares on the stock market), and you tell us that you want to receive or buy more Ordinary Shares, we will arrange to receive or buy Ordinary Shares and hold them for you. If we do not receive any instructions from you, you will receive a cash dividend.

3.6 If there is a takeover offer, we will tell you about it. If you reply quickly enough to allow us to act, we will follow your instructions. We will not act without your instructions.

3.7 If there is a takeover offer which has become wholly unconditional and we have not received your instructions, we will ask you for your instructions by a specified date. If we do not receive your instructions by that date, we will take no action in respect of your Ordinary Shares.

3.8 If there is a takeover offer or other transaction under which control of the Company is obtained and you are entitled to receive shares or other securities in another company in exchange for your Ordinary Shares, we will decide whether those shares or other securities in the other company should be held by you in your own name or by us on your behalf. If we decide that they should be held by us on your behalf then these terms and conditions will be changed so that, with effect from the date when the transaction is completed, references to Ordinary Shares mean the shares or other securities in that other company.

3.9 Where any other rights are offered in connection with your Ordinary Shares, we will take all reasonable steps to ensure that, as nearly as possible, you receive the same rights as you would have done if you held your Ordinary Shares in your own name.

3.10 If as a result of an event which affects your shareholding, such as a rights issue, a subdivision or consolidation you are entitled to fractions of Ordinary Shares we will keep such fractions for our own account unless we notify you otherwise.

3.11 If we are required by the Company (or any other person, e.g. a bidder on a takeover) to give warranties in order to take action in relation to the Ordinary Shares we hold for you, we may require you to give us and/or the Nominee similar warranties before we act.

3.12 **If your address is outside the United Kingdom we will only make available to you documentation to the extent that we are able to do so without applying for a licence or consent from outside the United Kingdom.**

4. Information

4.1 You will be sent the same or equivalent information to that sent to registered shareholders. For example, every year we will send you:

- the Annual Review and Summary Financial Statement for the Company;
- if you ask us to, the full Annual Report and Accounts for the Company. If you ask for this and then change your mind you should notify us in writing;
- copies of any interim accounts of the Company; and

- all other documents which are issued by the Company and sent to registered holders of Ordinary Shares.

4.2 We will provide you with a statement of the number of Ordinary Shares held for you in your Friends Provident Share Account at the time when an account is first opened for you. We will also send you a statement at least every twelve months of the number of Ordinary Shares being held for you and will also notify you of any changes to the number of Ordinary Shares held for you . These statements are provided free but you will be charged a fee if you request a duplicate or additional statement.

4.3 We may choose to combine the statement with any other statement which we are required by law to provide you with.

4.4 You must check any statement which you receive from us. If you have any queries on the contents of the statement you should contact us as soon as possible following its receipt.

4.5 If we discover that we have incorrectly debited or credited your Friends Provident Share Account we reserve the right to correct that account without any reference to you and will notify you (where relevant) of any correction which we make.

5. Shareholder meetings

5.1 If your shareholding entitles you to attend a shareholder meeting:

(a) we will send you information about the meeting;

(b) you will be able to attend the meeting yourself;

(c) we will send you a form which you can use either to give us instructions as to how you want us to vote on your behalf, to advise us that you are attending the meeting in person, or to ask us to arrange for someone else who you nominate to attend the meeting instead of you. You will need to return this form to us at least 48 hours before the meeting. If we do not receive this form we will not be able to vote on your shares and/or you, or your representative will not be able to attend the meeting;

(d) although we will attend meetings if you instruct us in accordance with (c), we do not have any other duty or responsibility to attend meetings.

6. Charges (including charges on termination)

6.1 If you write to us and tell us that Ordinary Shares should no longer be held by us (eg because you want to stop using the Friends Provident Share Account) and that you (or someone else) should be registered as the holder of the Ordinary Shares, you will have to pay us a transfer fee of £10.00 (or such other reasonable fee as we may write and tell you about from time to time) together with any stamp duty and Value Added Tax (unless you are selling all or part of your holding of Ordinary Shares through the Postal Dealing Service or the Branch, Telephone or Internet Dealing Services in which case no transfer fee is payable, but dealing charges shall remain payable in this respect). We will effect the transfer on receipt of the fee and correctly completed instruction forms.

6.2 If you write to us and ask us to hold in your Friends Provident Share Account any Ordinary Shares which you hold in your own name, you will have to pay us a transfer fee of £10.00 (or such other reasonable fee as we may write and tell you about from time to time) together with any stamp duty and Value Added Tax.

6.3 If you want to transfer your Ordinary Shares to someone else you will normally have to transfer them out of the Nominee. However if you want to give your Ordinary Shares to a family member who also has a Friends Provident Share Account you can instruct us to effect this transfer. We require you to confirm the transfer is by way of a gift as there is no charge for this transfer.

6.4 If we carry out any other services or provide you with any other information which is not mentioned in these terms and conditions then we may write and ask you to pay us a charge for that service or information. Details of these charges are available on request.

7. Liability

7.1 We will take reasonable care in providing the services under these terms and conditions, and will be responsible to you for any losses or expenses (including loss of Ordinary Shares) suffered or incurred by you as a direct result of our negligence, wilful default or fraud or that of the Nominee but not otherwise. We do not accept liability for any indirect or consequential loss suffered by you including any loss of opportunity or loss of profits.

7.2 We will take reasonable care in the selection and continued use of the Sponsor, but we do not accept any responsibility for any losses or expenses suffered or incurred by you as a result of any acts or omissions of the Sponsor (unless it is a member of the same group of companies as us).

7.3 We may also employ other persons as our agents and delegates on such terms as we think fit to carry out any part of our obligations or discretions under these terms and conditions. We will take reasonable care in the selection and continued use of any such person. We accept responsibility for any investment business activity which they carry out on our behalf, and will be liable for any other acts and omissions of such agents and delegates on the same basis as if they were our acts or omissions.

7.4 We are not responsible for any acts or omissions of the Company.

7.5 You will keep us and the Nominee indemnified against any loss or liability suffered or incurred in the lawful and proper carrying out of our obligations to you or as a result of acting on instructions we receive from you or which are given on your behalf.

7.6 If we cannot provide the Friends Provident Share Account and the services related to it due to circumstances beyond our reasonable control (for example because of a failure of ours or another persons computer systems or telecommunications links or industrial disputes or postal delays) we will, where relevant, take such reasonable steps as we can to bring those circumstances to an end but we will not be liable for any losses or expenses suffered by you as a result of such circumstances or as a result of a delay or failure in the performance of our obligations caused by such circumstances.

7.7 Nothing in these terms and conditions restricts any rights you may have under the rules of IMRO or under the Financial Services Act 1986 or the Financial Services and Markets Act 2000.

8. Contacting each other

8.1 All notices and other communications sent by you to us must be sent to Computershare Investor Services PLC, PO Box 82, Bristol BS99 7NH. You must include the full name and Holder Identification Number of your account with the Nominee. We provide this information on the statements of holdings we send you.

8.2 We will send all communications and cheques to the address that we held for you when you started using your Friends Provident Share Account or the latest address that you have given us. If more than one person appears on the nominee register as the holder of shares in a Friends Provident Share Account, we will send all communications and cheques to the person first named on the nominee register. It is the responsibility of the person who receives the communications and cheques to notify and account to the other joint holders.

8.3 If we send you notices they will be treated as received by you four business days after the date on which they are posted. Any documents or cheques sent to you and any documents or cheques sent by you will be sent at your risk and we accept no liability prior to receipt of any document or cheque by us or, where relevant, after dispatch of any document or cheque to you.

8.4 If you change your name or address you should write to us straight away. You should make sure that the arrangements for receiving mail at your address are safe.

8.5 Unless these terms and conditions say otherwise, any instructions, notices or other communications that you or we send under them will only be valid if they are in writing. We may accept voting instructions electronically at our discretion.

8.6 If we receive instructions from you to transfer your Ordinary Shares to someone else or into your name, you cannot change or cancel those instructions.

8.7 We may change our address or telephone number but will notify you in writing of such change.

8.8 If:

- we have sent documents to your address on three separate occasions and they have been returned, undelivered; or
- dividend cheques or warrants have been returned undelivered or left uncashed on three occasions in a row and after making reasonable enquiries we cannot find out your current address

we will not send any more documentation or payments to you until you tell us your address.

8.9 If:

- after a 12 year period during which at least three dividends (whether interim or final) have been paid and none have been claimed, we announce that we intend to sell your Ordinary Shares by placing an advertisement in a leading national newspaper in the UK and in at least one newspaper appearing in the area of your latest address on the nominee register or the area of the address to which you have instructed dividends to be paid;
- during this 12 year period and for three months after the last of the advertisements appear, we have not heard from you or any person who is automatically entitled to your Ordinary Shares by law; and
- we have told the UK Listing Authority and the London Stock Exchange that we intend to sell your Ordinary Shares;

we can sell your Ordinary Shares at the best price that we can reasonably obtain. We will then treat you as someone to whom we owe money. The money we receive for selling your Ordinary Shares will not be held on trust and no interest will be paid. You, or any person who is automatically entitled to your Ordinary Shares by law, will be entitled to claim this money at any time in the following 12 years, after which your entitlement will lapse.

9. Changes to these terms and conditions

9.1 By giving you at least 14 days notice, we may change these terms and conditions if it is reasonable to make the change:

- to make them easier to understand or fairer to you;
- to allow us to look after your Ordinary Shares more efficiently or at less cost;
- to reflect changes to the law, codes of practice or the way we are regulated;
- to reflect changes in market conditions;
- to reflect changes in general market practice (including the terms on which similar services are offered by other nominees);
- so that we can compete effectively with other nominees in all areas of our business;
- to reflect changes to the way in which we look after your shares or shares generally;
- to correct mistakes;
- to reflect changes in technology; or
- for any other valid reason.

Where we refer to "changes" in the above list, we mean changes we know will happen or we reasonably believe will happen or changes that have already taken place.

9.2 We may also, by giving you at least 14 days notice increase our charges or introduce new charges. No change in charges will be backdated.

9.3 Up to date copies of the terms and conditions and current charges always be obtained by telephoning us on 0870 889 3100.

10. Complaints

We have a procedure to help us resolve all complaints from our customers effectively. If you have any complaints about the service provided to you by us then you may make them to Computershare Investor Services PLC, PO Box 82, Bristol BS99 7NH, please quote your Holder Identification Number. You may also complain directly to the Investment Ombudsman. You may also request from us a statement describing your rights under the Investors Compensation Scheme.

11. Other terms and conditions

11.1 Members of the Computershare Group cannot give you any investment, taxation or legal advice in connection with your Friends Provident Share Account.

11.2 If we no longer wish to hold Ordinary Shares for you, we will tell you and give you time to withdraw your Ordinary Shares from your Friends Provident Share Account. If you have not done this within the time given, we will arrange for the Ordinary Shares to be registered in your name and for a certificate to be sent to you. We will not hold certificates for you and your Friends Provident Shares Account will not apply to Ordinary Shares held in this form.

11.3 We have an absolute discretion to refuse to accept any application to transfer Ordinary Shares into a Friends Provident Share Account.

11.4 We will not offer the services described in these terms and conditions to any corporate body.

11.5 If we or the Nominee do not enforce a term or condition, this will not affect our rights to enforce the rest of the conditions or to enforce that term or condition at another time. If we or the Nominee cannot enforce a term or condition, this will not affect our right to enforce the rest of the terms and conditions. No conduct or delay on our part or on the part of the Nominee shall be taken as a waiver or variation of any rights unless we or the Nominee waive or vary a particular right in writing. No waiver or variation on a particular occasion will operate as a waiver or variation of any rights we might have in respect of any other matter.

11.6 All fees, commissions and other charges payable to us by you are exclusive of VAT. VAT is payable where relevant in addition.

11.7 Information contained on the nominee register will be held by us on computer. You have the right to inspect our computerised records of information relating to you and your Friends Provident Share Account. You authorise us and the Nominee to provide information concerning you, your Ordinary Shares and any instructions given by you in relation to your Ordinary Shares:

(a) to CRESTCo Limited (the operator of the CREST system) if the information is of a kind which CRESTCo is entitled to require us or the Nominee to provide. We and the Nominee will be required to authorise CRESTCo to disclose such information to regulatory, governmental and taxing authorities;

(b) to any person if that person has legal or regulatory powers over us or the Nominee and can, as a result, require us or the Nominee to provide such information; and

(c) to the Company, the Sponsor, the Broker or the Company's Broker or any other person carrying out functions in relation to any service which has been arranged by the Company to help people to buy and sell Ordinary Shares.

11.8 We reserve the right to delay taking any action on any particular instructions from you if we consider that we need to do so to obtain further information from you or to comply with any legal or regulatory requirement binding on us (including the obtaining of evidence of identity to comply with money laundering regulations) or to investigate any concerns we may have about the validity of or any other matter relating to the instruction.

11.9 We will not do, or refrain from doing, anything which would, or might in our judgement, break any relevant laws, rules, regulations or codes or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

11.10 We reserve the right, upon giving you two Business Days prior written notice, to sell any of your Ordinary Shares or connected rights and to keep the proceeds of sale to the extent that they cover any amount you owe us. You authorise us to execute all relevant documents or give any

instruction necessary to give effect to the sale. We also reserve the right to charge interest at 2% above the base rate on any amount which you may at any time owe us for services governed by these terms and conditions.

11.11 If we owe you money and you owe money to us (whether under these terms and conditions or in respect of the Postal Dealing Service), we may set off the amounts due from and to us and send you only the net amount (if any). Fractions of a penny arising in respect of money due to you are rounded down and retained by us for our own benefit.

11.12 Where we hold money on your account (for example in respect of a dividend which has not, for whatever reason been paid into your bank account) no interest will be payable on that money.

11.13 Neither we nor the Nominee nor any Broker will lend your Ordinary Shares to any third party or borrow money using them as security.

11.14 We may at any time transfer all or any of our rights and obligations under these terms and conditions to any person (the "Transferee") who is in our reasonable opinion able to perform our obligations under these terms and conditions. The transfer will be given effect by us and the Transferee sending a transfer notice to you specifying the date (the "Transfer Date") on and from which the Transferee will assume our rights and obligations under these terms and conditions. Any changes to the terms and conditions which will be necessary because of the transfer, for example changes of address and banking details, will be set out in the transfer notice. At least 30 days notice of the transfer will be given. If you choose to close your Friends Provident Share Account during the notice period, then we will not claim our usual charge for closing the account. The transfer will not affect any rights you may have which relate to the period before the Transfer Date. With effect from the Transfer Date:

(i) the agreement formed by these terms and conditions (as amended from time to time) shall be treated for all purposes as having been transferred to and as if entered into between you and the Transferee in place of us;

(ii) we shall be released and discharged from all of our obligations and liabilities under these terms and conditions;

(iii) references to us shall be read as references to the Transferee;

(iv) the Nominee shall be discharged from its obligations and substituted by the Transferee or a suitable nominee of the Transferee.

11.15 Nothing in these terms and conditions is intended to benefit a third party other than the Nominee. Any provision which is for our benefit or confers a benefit on the Nominee shall be enforceable not only by us but also by the Nominee under the Contract (Rights of Third Parties) Act 1999. The terms and conditions may be changed or rescinded without the consent of the Nominee.

11.16 If more than one person is named on the nominee register as the joint holder of the Ordinary Shares, we will hold them for all of them. We will hold the same Ordinary Shares for up to a maximum of four people at any one time. We accept responsibility to the joint holders taken together and not separately. Each joint holder is responsible to us and to the Nominee both for itself and for all the other joint holders, and we and the Nominee may take action against any one or more of joint holders for the failure by any joint holder to comply with these terms and conditions or to pay money which it owes to us or the Nominee.

11.17 These terms and conditions are governed by English law. It is agreed that any dispute will be dealt with by the English courts.

Issued by Computershare Investor Services PLC. Registered in England number 3498808. Registered Office: 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London, EC2A 1BR.

Computershare Investor Services PLC is regulated by IMRO.

Part 18 – Definitions and glossary of technical terms

Save where the context otherwise requires, the words used in this Prospectus have the following meanings:

Definitions

"Admission"	the admission to the Official List of the New Shares and the Demutualisation Shares becoming effective by the decision of the UK Listing Authority to admit the New Shares and the Demutualisation Shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules and admission to trading on the London Stock Exchange of the New Shares and the Demutualisation Shares becoming effective by the decision of the London Stock Exchange to admit the New Shares and the Demutualisation Shares to trading being announced in accordance with the LSE Admission Standards
"Application Form"	a Members' and Customers' Application Form and/or an Employees' Application Form, as the context may require
"API"	a measure of new sales of long term business in a period, defined as the annualised premium for new periodic premium business plus 10 per cent. of the new single premium business sales
"Appointed Actuary"	the actuary of FPLP or, as the context may require, FPLO, appointed under Section 19 of the ICA
"Asset Management" or "Asset Management business"	the asset management business of the Group
"Assignee"	the person to whom an Eligible With Profits Policy has been transferred on or prior to 4 May 2000 and who held the policy on that date (or, in the case of joint current holders, the first named holder), not being one of the persons in whose name the policy was originally written
"Assignor"	a person, in whose name an Eligible With Profits Policy was originally written (or, in the case of joint original holders, the first named or otherwise nominated original holder), who has transferred the policy on or prior to 4 May 2000 to another person, not being one of the persons in whose name the policy was originally written
"Board" or "Directors"	the board of directors of Friends Provident plc, currently comprising those persons whose names are set out in Part 6
"Board of FPLO" or "FPLO Board"	the board of directors of FPLO, currently comprising those persons whose names are set out in Part 6
"Bonus Shares"	the Ordinary Shares which may fall to be issued fully paid for no consideration by Friends Provident plc to (i) Eligible Persons who subscribe for Ordinary Shares in the Preferential Offer and who hold such shares continuously up to and inclusive of the day falling on the first anniversary of Admission or (ii) such other limited classes of persons specified in the terms and conditions of the Preferential Offer set out in Part 15
"Bonus Smoothing Account"	the account to be established within the With Profits Fund under the terms of the UK Scheme for the purposes of enabling FPLP to smooth bonuses declared on With Profits Policies transferred by the UK Scheme, so as to avoid undue fluctuations in the level of such bonuses over time
"Business Day"	a day (not being a Saturday) on which banks are open for general non-automated business in London

"CASH Form"	the green CASH Form, pursuant to which a Qualifying Member (who is not an Involuntary Seller) may elect to sell Demutualisation Shares through the Initial Share Sale Facility
"Companies Act"	the Companies Act 1985, as amended
"Consulting Actuaries"	B&W Deloitte from 1 May 2001, formed by the merger of Bacon & Woodrow's Insurance practice and Deloitte & Touche
"Court"	the UK Court or the Guernsey Court, as the context may require
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 1995) enabling title to securities to be evidenced and transferred in dematerialised form operated by CRESTCo Limited
"Demutualisation Share Allocation"	the allocation of Demutualisation Shares to Qualifying Members in recognition of the cessation of their interests as Members as set out in the membership compensation deed poll of Friends Provident plc to be entered into immediately prior to the Effective Date and to Qualifying Employees, each as described in Part 3
"Demutualisation Shares"	the Ordinary Shares to be allocated to Qualifying Persons in connection with the Demutualisation Share Allocation
"DTI"	the United Kingdom Department of Trade and Industry
"Effective Date"	the time and date upon which the UK Scheme becomes effective following its sanction by the UK Court, which is expected to be 7.50 a.m. on 9 July 2001 and includes, where the context so requires, the time and date upon which the Guernsey Scheme becomes effective following its sanction by the Guernsey Court
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of FPLO held on 6 June 2001 which approved the Flotation Proposal
"Eligible Customer"	a person, not being an Overseas Person, who on 1 May 2001 was: (i) a second or subsequent named Policyholder in respect of a policy effected with FPLO or UK Provident, where a policy is jointly held; (ii) a former Policyholder of London and Manchester Assurance Company Limited whose policy continues to be in force as a policy of FPLO; (iii) a Policyholder of FP Life Assurance Limited (formerly NM Life Assurance Limited), a wholly-owned subsidiary of FPLO, or of Friends Provident Corporate Pensions Limited; (iv) an individual who has acquired units in unit trusts managed by the Friends Provident Group; or (v) a current absolute assignee of an FPLO policy who has not become a Member by virtue of the Special Resolution, provided such person remains so on 15 June 2001
"Eligible Employee"	(i) an Eligible Pensioner and/or (ii) a Qualifying Employee as at 6 June 2001 who is neither an Overseas Person nor a Voluntary Seller
"Eligible Member"	(i) a Qualifying Member (other than any Qualifying Member who, not being an Assignor, did not hold a policy with FPLO on 4 May 2000) who is neither an Overseas Person nor a Voluntary Seller provided he or she remains a Member on 15 June 2001; or (ii) any other Member who according to the operational computer records of FPLO as at the close of business on both 1 May 2001 and 15 June 2001 is neither an Overseas Person nor a Voluntary Seller

"Eligible Pensioner"	a person who on 6 June 2001 was in receipt of a pension from the Friends Provident Pension Scheme, the Regional Properties Money Purchase Scheme, the Fulfords Staff Pension Scheme 5483 or the Fulfords Directors Pension Scheme (FP7476) and who is neither an Overseas Person nor a Voluntary Seller
"Eligible Person"	an Eligible Member, an Eligible Customer and an Eligible Employee or any of them
"Eligible With Profits Policy"	a policy written by FPLO or UK Provident which was in force at 11.59 p.m. on 31 December 1999, was a With Profits Policy as at 00.01 a.m. on 4 May 2000 and which remained in force until 6 June 2001 (or is immediately prior to the Effective Date treated by FPLO as having been in force continuously throughout this period), provided that: (i) unitised With Profits Policies must have had With Profits units attached to them on 31 December 1999; (ii) conventional With Profits Policies (excluding defined benefit pension schemes) must have had an amount of bonus attaching to them on 31 December 1999; and (iii) defined benefit pensions schemes must have had a fund of assets invested in the With Profits fund of FPLO on 31 December 1999
"Employees' Application Form"	the pink SHARES Form pursuant to which an Eligible Employee is entitled to make an application in the Preferential Offer
"EU"	European Union
"FIS", "Friends Ivory & Sime" or "FIS Group"	Friends Ivory & Sime plc and, where the context so requires, includes its subsidiary undertakings
"FISMPF"	Friends Ivory & Sime Managed Pension Funds Limited
"FIS Shares"	ordinary shares in the capital of Friends Ivory & Sime plc
"Flotation Proposal"	the proposal for the flotation of Friends Provident plc on the London Stock Exchange and all related aspects of the demutualisation and flotation, including, without limitation, the Demutualisation Share Allocation and the Offers, as described in this Prospectus
"FPLO"	Friends' Provident Life Office
"FPUTM"	Friends' Provident Unit Trust Managers Limited
"Friends Provident Group" or "Group"	FPLO and each of its subsidiary undertakings and, once the Flotation Proposal has been implemented, Friends Provident plc and each of its subsidiary undertakings
"Friends Provident Helpline"	the information lines specified in Part 19
"Friends Provident Life and Pensions" or "FPLP"	Friends Provident Life and Pensions Limited, the transferee of FPLO's business under the Schemes
"Friends Provident Share Account "	the arrangements for the holding of Ordinary Shares through a nominee, the terms and conditions of which are set out in Part 17
"FRS 17"	the Financial Reporting Standard 17 on retirement benefits issued by the Accounting Standards Board
"FSA"	the UK Financial Services Authority
"FS Act"	the Financial Services Act 1986
"FSMA"	the Financial Services and Markets Act 2000
"FTSE 100"	The Financial Times Stock Exchange Index of the largest 100 UK companies according to market value

"Guernsey Court"	the Royal Court of Guernsey
"Guernsey Scheme"	the scheme for the transfer of the long term business of FPLO carried on in Guernsey to Friends Provident Life and Pensions
"ICA"	Insurance Companies Act 1982, as amended
"ICTA"	Income and Corporation Taxes Act 1988, as amended
"IFA"	independent financial adviser
"IMRO"	Investment Management Regulatory Organisation
"Initial Share Sale Facility"	the facility through which Voluntary Sales (other than sales by Occupational Pension Scheme Trustees) will be effected at the time of Admission, the terms and conditions of which are set out in Part 17
"Institutional Offer"	the offer of Ordinary Shares to certain institutional investors at the Offer Price (including the use of the Over-allotment Option), as described in Part 2
"Involuntary Sales"	the offer for subscription of Demutualisation Shares which are allocated but not issued to Involuntary Sellers
"Involuntary Sellers"	Qualifying Members who are Overseas Persons, and Assignees whose total allocation is fewer than 200 Demutualisation Shares, in each case whose allocation of Demutualisation Shares will be offered for subscription in the Institutional Offer and who will receive the cash equivalent of the value of those Demutualisation Shares
"Life and Pensions" or "Life and Pensions business"	the life and pensions business of the Group
"Life Directives"	any or all of the following EU Directives: (79/267/EEC) First Life Co-ordination Directive, (90/619/EEC) Second Life Co-ordination Directive and (92/96/EEC) Third Life Co-ordination Directive
"LIFFE"	the London International Financial Futures Exchange
"Listing Rules"	the listing rules made by the UK Listing Authority under Section 142 of the FS Act
"London Stock Exchange"	London Stock Exchange plc
"LSE Admission Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List
"Member"	a member of FPLO whether under the Rules in force prior to the EGM or by virtue of the Special Resolution
"Members' and Customers' Application Form"	the blue SHARES Form pursuant to which Eligible Members and Eligible Customers are entitled to make applications in the Preferential Offer
"Members' Circular"	the circular dated 26 April 2001 sent to Members summarising the Flotation Proposal and including, where the context so requires, the separate document sent to non-Member Policyholders of FPLO
"Merrill Lynch"	Merrill Lynch International of Ropemaker Place, 25 Ropemaker Street, London EC2Y 9LY

"Mid-Range Price"	240p, being the mid-point of the Offer Price Range
"Mini-Prospectus"	the mini-prospectus dated 12 June 2001 issued in relation to the Offers
"MSSB"	the modified statutory solvency basis of accounting
"New Generation Pensions"	a form of unitised pensions policy sold by FPLO that has a charging structure designed to meet the recent guidance of H.M. Treasury
"New Shares"	those new Ordinary Shares to be allotted under the Offers (including the Ordinary Shares which may be allotted pursuant to the Over-allotment Option), but not including the Demutualisation Shares allocated to Involuntary Sellers
"Non Profit Fund"	the separate sub-fund of the long term business fund of FPLP to be established by the UK Scheme
"Occupational Pension Scheme Trustee"	a trustee of an arrangement under which an employer can provide retirement and death benefits to employees up to approved statutory limits in a tax efficient manner
"Offer Price"	the price per Ordinary Share payable under the Institutional Offer, which will be determined by Friends Provident plc and Merrill Lynch
"Offer Price Range"	210p to 270p per Ordinary Share, being the range within which the Offer Price is expected to fall
"Offers"	the offers of Ordinary Shares comprising the Preferential Offer and the Institutional Offer
"Official List"	the Official List maintained by the UK Listing Authority pursuant to Part IV of the FS Act
"Ordinary Shares"	ordinary shares of 10 pence each (or, where the context so requires, such other nominal value as they may then have) in the capital of Friends Provident plc
"Over-allotment Option"	the option to be granted by Friends Provident plc to Merrill Lynch over additional new Ordinary Shares, in connection with and constituting part of the Institutional Offer, as described under "Over-allotment and stabilisation" in Part 2
"Overseas Person"	a person who is resident or whose address is outside a Permitted Country according to the operational computer records of FPLO on 6 June 2001 or who is a US Person
"Permitted Country"	any of the UK, the Channel Islands, Gibraltar, the Isle of Man and the Republic of Ireland
"PIA"	Personal Investment Authority
"Policyholder"	the person who is for the time being entitled at law to a policy and includes an annuitant
"Postal Dealing Service"	the postal share dealing service to be provided by Computershare Investor Services PLC and which will be available to shareholders of Friends Provident plc and others following Admission
"Preferential Offer"	the offer of Ordinary Shares to Eligible Persons at the Preferential Offer Price as described in Part 2
"Preferential Offer Price"	the price per Ordinary Share payable under the Preferential Offer, being five per cent. less than the Offer Price
"Prospectus"	this document
"QIBs"	Qualified Institutional Buyers as defined in Rule 144A

"Qualifying Employee"	an employee of any company within the Friends Provident Group (excluding FIS and any of its subsidiaries) in service on 6 June 2001, provided that such employee shall not have given notice of termination of his or her contract of employment
"Qualifying Member"	a person who was a member of FPLO on 4 May 2000, as determined under the Rules as amended by the Special Resolution, or is otherwise treated by FPLO as having been a Member on 4 May 2000, and remains so continuously up to and including 6 June 2001 (or is on 6 June 2001 treated by FPLO as having remained so continuously) or who has become a Member by virtue of the Special Resolution
"Qualifying Person"	a Qualifying Employee and/or a Qualifying Member, as the context may require
"Registrars"	Computershare Investor Services PLC
"Regulation S"	Regulation S as promulgated under the Securities Act
"Regulation S Shares"	those Ordinary Shares offered in the Offers which are placed in reliance on Regulation S
"Reporting Accountant"	PricewaterhouseCoopers
"Rule 144A"	Rule 144A under the Securities Act
"Rule 144A Shares"	those Ordinary Shares offered in the Offers which are placed in reliance on Rule 144A
"Rules"	the rules of FPLO set out in Schedule 2 to the Friends' Provident Life Office Act 1975
"Schedule 2C Transfer"	a scheme of transfer of long term business under Section 49 of and (since July 1994) Part I of Schedule 2C to the ICA
"Schemes"	the UK Scheme and the Guernsey Scheme, or either of them as the context may require
"SDRT"	UK stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended
"Settlement Date"	the date for settlement of consideration due under the Institutional Offer only, anticipated to be 12 July 2001
"Share Account Statement"	a statement of a holding of Ordinary Shares through the Friends Provident Share Account
"Share Dealing Services"	the Postal Dealing Service and the Telephone, Branch and Internet Dealing Service or either of them or any part of either of them
"Shareholder Fund"	the assets and liabilities of FPLP, other than those attributable to or represented by its long term business fund
"Share Guide"	the explanatory guide which accompanies the Mini-Prospectus
"Share Schemes"	the ShareSave Scheme, the All Employee Share Ownership Plan (the "AESOP"), the Executive Share Option Scheme (the "ESOS") and the Executive Long Term Incentive Plan (the "LTIP"), each as described in Part 14
"Special Resolution"	the Special Resolution passed at the EGM
"Specified Date"	the day falling on the third anniversary of Admission
"SRO"	self regulatory organisation under the provisions of the FS Act
"SSAP 24"	the Statement of Standard Accounting Practice 24 on accounting for pension costs, issued by the Accounting Standards Committee

"Stakeholder"	a pension product which complies with and is registered under the UK Government's Stakeholder Pensions Regulations which came into force on 6 April 2001
"Stakeholder Style"	policies which, although not registered Stakeholder contracts, have been developed with a charging level and structure intended to mirror closely the UK Government's Stakeholder registration criteria
"Subordinated Debt"	a loan of £215 million raised by FPLO via a subsidiary, the holders of which rank behind the senior creditors of FPLO (or, following implementation of the Flotation Proposal, FPLP) including all its Policyholders, in the event of the company ceasing to trade
"Telephone, Branch and Internet Dealing Service"	the telephone, branch and internet share dealing service to be provided by NatWest Stockbrokers Limited and which will be available to shareholders of Friends Provident plc and others following Admission and the phrases "Telephone Dealing Service"; "Branch Dealing Service"; and "Internet Selling Service" or any combination thereof shall be construed accordingly
"TrustLink"	Ivory & Sime TrustLink Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Court"	The High Court of Justice of England and Wales
"UK GAAP"	generally accepted accounting principles in the UK
"UK Listing Authority"	the Financial Services Authority, as the competent authority for listing in the UK under Part IV of the FS Act
"UK Provident"	United Kingdom Temperance and General Provident Institution, which transferred the whole of its long term business to FPLO on 30 June 1988
"UK Scheme"	the scheme for the transfer of the long term business of FPLO carried on in the UK to Friends Provident Life and Pensions
"Unclaimed Proceeds Trust"	the trust to be established in order to hold until after the Specified Date (i) the unclaimed proceeds of Involuntary Sales and sales of the fixed allocation of Demutualisation Shares allocated to Occupational Pension Scheme Trustees, in each case who have not yet validated their entitlements; and (ii) the proceeds of sale of the variable allocation of Demutualisation Shares allocated to Occupational Pension Scheme Trustees referable to scheme leavers for whom Friends Provident plc does not have adequate address details
"Unclaimed Shares Trust"	the trust to be established primarily in order to hold until after the Specified Date the Demutualisation Shares (and any dividends or distributions attributable thereto) of Qualifying Members (who are not Involuntary Sellers nor Occupational Pension Scheme Trustees) who have not yet validated their entitlements to such shares
"Underwriters"	the underwriters of the Offers, being Merrill Lynch; Goldman Sachs International of Peterborough Court, 133 Fleet Street, London, EC4A 2BB; Cazenove & Co. Ltd. of 12 Tokenhouse Yard, London, EC2R 7AN; Dresdner Kleinwort Wasserstein Limited of 20 Fenchurch Street, London, EC3P 3DB; Fox-Pitt, Kelton N.V. of 35 Wilson Street, London, EC2M 2UB and HSBC Investment Bank plc of Thames Exchange, 10 Queen Street Place, London, EC4R 1BL
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US GAAP"	generally accepted accounting principles in the US

"US Holder"	means a beneficial owner of Ordinary Shares who is not a resident of the UK for the purposes of the UK-US income tax treaty and who is (i) a citizen or resident of the US; (ii) a corporation, partnership or other entity organized in or under the laws of the US or its political subdivisions; (iii) a trust subject to the control of one or more US Persons and under the primary supervision of a US Court; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source
"US Persons"	US persons as defined in Regulation S
"Validation Form"	the validation form sent to most Members in January 2001 or, in the case of persons who became Members through the former Australian branch office of FPLO, sent in September 2000
"Voluntary Sales"	(i) the sale through the Initial Share Sale Facility of Demutualisation Shares allocated and issued to nominees on behalf of Qualifying Members (who are not Involuntary Sellers) who have elected not to retain their Demutualisation Shares; and/or (ii) the sale at the time of Admission of Demutualisation Shares allocated and issued to nominees on behalf of Qualifying Members who are Occupational Pension Scheme Trustees (other than those who have indicated to Friends Provident plc in the prescribed manner that they wish to retain their Demutualisation Shares) and who have validated their entitlements; and/or (iii) the sale, at the time of Admission, of the allocations of Demutualisation Shares of Qualifying Members who are Occupational Pension Scheme Trustees who have not validated their entitlements
"Voluntary Seller"	a Qualifying Member who effects a Voluntary Sale
"Voting Form"	the voting form which accompanied the Members' Circular
"With Profits Fund"	the separate sub-fund of the long term business fund of FPLP to be established by the UK Scheme.

Glossary of technical terms

"annuity"	a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum it is termed an "immediate annuity". If it is to commence at some future date it is termed a "deferred annuity"
"asset share"	a measure of the size of a Policyholder's With Profits investment used by a life insurance company in order to assist in the determination of appropriate bonus rates. Asset shares are the accumulation of premiums paid plus earned investment returns, less the charges for expenses, risk benefits (e.g. life cover) and an appropriate allowance for taxation
"AVC"	arrangements under which individuals can augment the benefits provided under employer-sponsored pension plans in a tax efficient manner
"bonus"	surplus funds that a life insurance company allocates to its Policyholders
"CAT"	an expression (meaning "cost, access and terms") which may be applied to ISAs if they satisfy certain minimum requirements laid down by the PIA
"conventional With Profits"	With Profits business which is not unitised With Profits business
"critical illness benefits"	benefits available under certain types of policy under which the life insurance company will pay a sum upon the Policyholder suffering one or more of a defined list of critical illnesses
"embedded value"	the embedded value of a life insurance business is the sum of its shareholder net assets (including any surplus held in the long term business fund which is attributable to shareholders) and the value of its in-force business. The latter is calculated by projecting the after tax surpluses distributable to shareholders expected in respect of the in-force business and discounting them back to the present time at a risk rate of return
"equity backing ratio"	the proportion of assets backing With Profits business which is invested in real assets such as equities and properties
"free asset ratio"	the ratio of the excess of the assets of a life insurance company over the combined value of the published liabilities and the required minimum margin of solvency, to the admissible value of the assets (all valued on the basis used in published statutory returns)
"GAO"	a contract which entitles the policyholder to choose to purchase an annuity at a particular guaranteed percentage per annum of the sum paid by the policyholder, generally known as a guaranteed annuity option
"gross premiums"	the total premium income (whether or not earned) arising on business written in a period prior to reinsurance ceded
"income protection"	a long term business policy which provides cover against loss of income consequential upon certain insured events such as accident, sickness or unemployment
"in-force business"	long term business which has been written before a specified date and which has not terminated before that date

"ISA"	an individual savings account
"long term business"	insurance business which comprises life assurance business (life and pensions business) and long term disability insurance (also known as permanent health insurance)
"long term business fund"	the segregated fund of assets and liabilities established and maintained by a life insurance company under the ICA for the purpose of supporting its long term business
"mathematical reserves"	the provision made by a life insurance company to cover liabilities (excluding liabilities which have fallen due) arising under or in connection with contracts for long term business
"net premiums"	gross premiums written and insured by an insurer less premium ceded to reinsurers
"non profit business"	business represented by index linked policies, unit linked policies or policies where benefits are guaranteed
"non profit policy"	a policy, including a unit linked policy, which is not a With Profits Policy
"periodic premium"	premiums in relation to a policy which are payable throughout the duration of the policy or for some shorter fixed period
"personal pension plan"	an individual pension arrangement with particular tax advantages whereby individuals who are self-employed or those who are not members of employer-sponsored pension scheme arrangements can make provision for retirement or provide benefits for their dependants in a tax efficient manner
"PHI"	permanent health insurance, under which income is payable if the policyholder is unable to work because of illness. The income continues until recovery, death or (if earlier) the expiry of a set term
"polarisation rules"	rules established by the PIA which currently require IFAs and other persons who sell long term business products, unit trusts and ISAs either to be tied, in which case they may sell only the products of a single life insurance company (together with other associated companies in its marketing group), or to be independent, in which case they must recommend the most suitable product for their customer from amongst the products of all life insurance companies in the market
"qualifying life policy"	a life insurance policy which fulfils the conditions for the proceeds arising on maturity to be free of all UK taxation
"reinsurance"	the insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life insurance company
"single premium"	a premium in relation to a policy which is payable once at the commencement of the policy
"term assurance policy"	a policy which provides benefits which are payable on the death of the insured if it occurs before a specified date
"underwriting"	the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk

"unit linked policy"	a non profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets referred to as the unit linked fund
"unit trust"	a trust where investors (unit holders) obtain a fractional interest in a fund by purchasing units from the managers of the trust on the understanding that they can resell their units to the managers at a price closely reflecting the stock market value of the trust's investments
"unitised With Profits"	any policy under which the value of the benefits is measured in whole or in part by reference to the With Profits Units allocated to that policy
"With Profits business'	business represented by With Profit Policies and the assets and liabilities associated with them
"With Profits Policy" or "With Profits Policies"	a policy where, in addition to guaranteed benefits specified in the policy, additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part
"With Profits Units"	notional units whose value or number vary by reference to premiums paid to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies.

Part 19 – Friends Provident Helpline

Friends Provident Helpline

If calling from the UK 0845 0701170*

If calling from outside the UK +44 1722 428400

Helpline for Trustees

If calling from the UK 0845 0701800*

If calling from outside the UK +44 1722 412440

* calls are charged at local rates.

Opening hours:

Weekdays 8.00 a.m. to 8.00 p.m.

Saturdays 9.00 a.m. to 1.00 p.m.

Sundays (24 June and 1 July only) 9.00 a.m. to 1.00 p.m.

Please note that, for our joint protection, calls to the above numbers may be monitored or recorded.

You may also visit our website: www.friendsprovident.com

No investment advice will be given to any caller to any of the above numbers or any website user and no material information relating to Friends Provident plc or its Ordinary Shares which is not contained in this document will be provided. This document contains all such information as investors and their professional advisers would reasonably require, and reasonably expect to find herein, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of Friends Provident plc and the rights attaching to Ordinary Shares.

The Directors of Friends Provident plc, whose names appear on page 9 of the Prospectus and who are also the Directors of Friends' Provident Life Office, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors of Friends Provident plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for all of the Ordinary Shares to b- ...e Offers and the Demutualisation Share Allocation described in the Prospectus to be admitted to ... s been made to the London Stock Exchange for all of the Ordinary Shares to be iss... alisation Share Allocation described in the Prospectus to be admitted to tr... admission to the Official List of the Ordinary Shares issued i... location will become effective, and dealings will com...

A copy of this document, which ... ccordance with the Listing Rules made un... Registrar of Companies in England and Wales ... been delivered to the Registrar of Companies in Ireland ... panies Act, 1963 of Ireland as required by the European Commu... ge) Regulations, 1992 of Ireland. This document, which has been approved ... ance with Article 20 of Council Directive 89/298/EEC, also relates to an offer of securit... simultaneously with the Offers in the UK. A copy of this document has been delivered to the R... anies in Gibraltar and the Minister with responsibility for Trade and Industry in Gibraltar in accordance wit... 5(2) of the Prospectuses Ordinance 1998.

This document is supplemental to, and should be read in conjunction with, the Prospectus dated 12 June 2001, copies of which are available at the addresses set out at the end of this document until 23 July 2001. Words and expressions defined in the Prospectus have the same meaning when used in this document, unless the context requires otherwise.

FRIENDS PROVIDENT

Friends Provident plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4113107)

Offers of 760.1 million Ordinary Shares at an Offer Price of 225p per share and 264.8 million Ordinary Shares to Eligible Persons at a Preferential Offer Price of 213.75p per share, being a discount of 5 per cent. to the Offer Price

679.9 million Ordinary Shares are being offered for subscription by Friends Provident plc in the Offers so as to result in Friends Provident plc raising, before the exercise of the Over-allotment Option, approximately £1,500 million of new capital for the Friends Provident Group (before taking account of the expenses of the Flotation Proposal). In addition, 345.1 Demutualisation Shares are being offered for sale or subscription in the Institutional Offer on behalf of Qualifying Members who have not chosen to keep their Demutualisation Shares or who are not permitted to receive their allocation of Demutualisation Shares and the proceeds of sale and/or such subscription will be paid to those persons and/or applied towards enhancing policyholder benefits, as the case may be. Friends Provident plc will also grant Merrill Lynch International the Over-allotment Option described below.

Share capital immediately following Admission

Authorised			*Issued and fully paid*	
Nominal value	Number		Nominal value	Number
£250,000,000	2,500,000,000	Ordinary Shares of 10 pence each	£162,390,828	1,623,908,275

The information set out above in relation to the issued and fully paid share capital assumes the issue by Friends Provident plc of 944 million Demutualisation Shares in connection with the Demutualisation Share Allocation and the issue by Friends Provident plc of a further 679.9 million Ordinary Shares pursuant to the Offers to raise £1,500 million (before expenses), comprising both Ordinary Shares issued pursuant to the Preferential Offer and Ordinary Shares issued pursuant to the Institutional Offer, and that the Over-allotment Option is not exercised. The aggregate nominal value and number of issued and fully paid Ordinary Shares shown above will vary depending upon whether, and the extent to which, the Over-allotment Option is exercised. The Over-allotment Option, granted to Merrill Lynch International in its capacity as Global Co-ordinator, is exercisable until 30 days following Admission and is to subscribe or procure subscribers at the Offer Price for additional Ordinary Shares in respect of up to 15 per cent. of the number of Ordinary Shares to be offered for subscription in the Offers to raise new capital.

The Ordinary Shares offered for sale or subscription pursuant to the Offers will rank *pari passu* in all respects with all other Ordinary Shares and will carry the right to receive all dividends and other distributions declared, made or paid on Ordinary Shares.

Underwriting syndicate

Sponsor, Global Co-ordinator, Investment Banking Adviser and Bookrunner

Merrill Lynch International

Joint Lead Managers

Merrill Lynch International | Goldman Sachs International

Co-Lead Managers

Cazenove | Dresdner Kleinwort Wasserstein | Fox-Pitt, Kelton | HSBC

The Ordinary Shares described in this document and the Prospectus have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered or sold within the United States except pursuant to an exception from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Ordinary Shares are being offered, sold or delivered: (i) in the United States only to Qualified Institutional Buyers ("QIBs") in transactions exempt from the registration requirements of the Securities Act; and (ii) to persons outside the United States in reliance on Regulation S under the Securities Act. Each purchaser of the Ordinary Shares pursuant to Regulation S will be deemed to have made the representations in respect of Regulation S as set out in Part 14 of the Prospectus. Each purchaser is hereby notified that the offer and sale of Ordinary Shares to it may be made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A.

The distribution of this document, the Prospectus and the offer, sale and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by Friends Provident plc, Friends' Provident Life Office ("FPLO") or Merrill Lynch to permit a public offer of Ordinary Shares or possession or distribution of this document, the Prospectus (or any other offering or publicity material or application form relating to the Ordinary Shares) in any jurisdiction, other than in the Permitted Countries. Persons into whose possession this document or the Prospectus comes are required by Friends Provident plc, FPLO and Merrill Lynch to inform themselves about and to observe any such restrictions. Neither this document nor the Prospectus constitutes an offer of, or an invitation to purchase or subscribe for, any Ordinary Shares in any jurisdiction in which such offer or invitation would be unlawful.

In connection with the Offers, Merrill Lynch may over-allot or effect transactions which stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, Ordinary Shares at a level which might not otherwise prevail in the open market. Such transactions may be effected on the London Stock Exchange, LIFFE, the over-the-counter market or otherwise. Such stabilising actions, if commenced, may be discontinued at any time.

Merrill Lynch, which is regulated in the UK by the Securities and Futures Authority Limited, is acting for FPLO and Friends Provident plc and no one else in relation to the Flotation Proposal and the Offers described in the Prospectus. Merrill Lynch will not be responsible to anyone other than FPLO and Friends Provident plc for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Flotation Proposal and the Offers.

The Ordinary Shares have not been recommended by the US Securities and Exchange Commission or any state or foreign securities commission or any regulatory authority. The foregoing authorities have not confirmed the accuracy or determined the adequacy of the Prospectus or this document. Any representation to the contrary is a criminal offence.

Information not contained in this document or the Prospectus

No person has been authorised to give any information or make any representation other than those contained in this document or the Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor the Prospectus, nor any subscription or sale made under the Prospectus, shall, under any circumstances, create any implication that there has been no change in the affairs of Friends Provident plc or the Friends Provident Group since the date of the Prospectus or that the information in the Prospectus is correct as of any time subsequent to the date thereof, save as disclosed in this document.

Introduction

This document is supplemental to and should be read in conjunction with the Prospectus. It updates and adds to certain information set out in the Prospectus to reflect the announcement on 6 July 2001 of the Offer Price, being 225p pence per Ordinary Share, and the Preferential Offer Price, being 213.75 pence per Ordinary Share. Pricing information was previously included in the Prospectus on the basis of an indicative Offer Price range per Ordinary Share of 210p to 270p and an indicative Preferential Offer Price range per Ordinary Share of 199.5p to 256.5p per Ordinary Share and then, where applicable, taking the mid-point of each of those ranges.

Definitions

Words and expressions defined in the Prospectus have the same meaning when used in this document, unless the context requires otherwise. In this document, "Offer Price" means 225 pence per Ordinary Share and "Preferential Offer Price" means 213.75 pence per Ordinary Share.

Expected Timetable

	2001
Announcement of Offer Price, Preferential Offer Price and bases of allocation	**6 July**
Advertisements in UK national newspapers of the Offer Price and the Preferential Offer Price	**weekend of 7 and 8 July**
Admission to listing and commencement of dealings[1]	**8.00 a.m. on 9 July**
Settlement date of the Institutional Offer	**11 July**
Posting of Share Account Statements and share certificates	**from 16 July**
Posting of cheques in respect of proceeds	**from 16 July**
	2002
Payment of first dividend	**May**
Date of entitlement to Bonus Shares under the Preferential Offer	**9 July**

All references to times are to London time.

1 Applicants in the Offers should note that dealings in the Ordinary Shares will commence prior to the despatch of Share Account Statements and share certificates.

Offer Statistics

Offer Price per Ordinary Share	225p[1]
Preferential Offer Price per Ordinary Share	213.75p
Total number of Demutualisation Shares	944 million
New Shares to raise capital for the Friends Provident Group[2]	679.9 million
Number of Ordinary Shares being offered for sale and/or subscription in the Institutional Offer[2]	760.1 million
Number of Ordinary Shares being offered for subscription in the Preferential Offer[3]	264.8 million
Ordinary Shares in issue following Admission	1,624 million
Market capitalisation of Friends Provident plc on Admission at the Offer Price	£3,654 million
Estimated net proceeds receivable by Friends Provident plc[4]	£1,375 million

1 This is the price at which Demutualisation Shares will be sold through the Initial Share Sale Facility. A single £7 administration fee will be deducted from the proceeds payable to those persons who use the Initial Share Sale Facility.

2 This assumes no exercise of the Over-allotment Option.

3 The basis of allocation in the Preferential Offer is as set out at paragraph 1 of this document.

4 The estimated net proceeds receivable by Friends Provident plc are stated after the deduction of the estimated costs of the Flotation Proposal of £125 million.

1. Basis of allocations in the Preferential Offer

1.1 All valid applications in the Preferential Offer are being allocated in full.

1.2 The table below sets out the full details of such allocations for each of the application amounts:

Application amount(£)	No. of Ordinary Shares allocated
500	233
1,000	467
1,500	701
2,000	935
2,500	1,169
3,000	1,403
4,000	1,871
5,000	2,339
6,000	2,807
7,000	3,274
8,000	3,742
9,000	4,210
10,000	4,678
15,000	7,017
20,000	9,356
25,000	11,695
30,000	14,035
35,000	16,374
40,000	18,713
50,000	23,391
60,000	28,070
70,000	32,748
80,000	37,426
90,000	42,105
100,000	46,783

2. General

2.1 The Offer Price of 225 pence per Ordinary Share represents a premium of 215 pence per Ordinary Share over the nominal value of 10 pence per Ordinary Share. The Preferential Offer Price of 213.75 pence per Ordinary Share represents a premium of 203.75 pence per Ordinary Share over the nominal value of 10 pence per Ordinary Share and paragraph 14.14(h) on page 179 of the Prospectus shall be amended accordingly.

2.2 On 6 July 2001, Friends Provident plc, Merrill Lynch and the other Underwriters entered into the Underwriting Agreement described in paragraph 2.8 on page 22 of the Prospectus and in paragraph 14.11(b) on pages 175-177 of the Prospectus. It remains subject to certain conditions, including Admission taking place.

2.3 On 6 July 2001, the Directors entered into the letters precluding the disposal of Ordinary Shares held by them, their spouses and/or their children under 18, subject to minor exceptions (lock-up agreements) as described at paragraph 2.10 on page 23 of the Prospectus.

2.4 Other than Eureko B.V. which will be interested in 81.2 million Ordinary Shares representing 5 per cent. of the issued Ordinary Shares following Admission and Banco Comercial Português S.A. which will be interested in 53.3 million Ordinary Shares representing 3.3 per cent. of the issued Ordinary Shares following Admission, Friends Provident plc is not aware of any person who, following implementation of the Flotation Proposal, would be interested, whether directly or indirectly, in three per cent. or more of the issued Ordinary Shares nor who, directly or indirectly, jointly or

severally, would be able to exercise control over Friends Provident plc upon implementation of the Flotation Proposal and paragraph 14.3 (n) on page 155 of the Prospectus shall be amended accordingly.

2.5 The Guernsey Scheme setting out the terms of the transfer of FPLO's business carried on in Guernsey was sanctioned by the Guernsey Court on 12 June 2001 and paragraph 1.1 on page 11 of the Prospectus and paragraph 3.1 on page 25 of the Prospectus shall be amended accordingly.

2.6 The Settlement Date in relation to the Institutional Offer will be 11 July 2001 and not 12 July 2001 as stated in the Prospectus.

2.7 Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to the Friends Provident Group since 12 June 2001, the date of publication of the Prospectus.

2.8 Copies of this document and the Prospectus are available for inspection only (during normal business hours) at the Document Viewing Facility of the UK Listing Authority at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS up to and including 23 July 2001 and copies are available for collection (during normal business hours) on request, free of charge, up to and including 23 July 2001:

(i) by calling the Friends Provident Helpline on 0845 0701170 (or if calling from outside the UK +44 1722 428400); and

(ii) from Friends Provident plc (or its agent) at the following addresses:

15 Old Bailey
London, EC4M 7AP;

Pixham End
Dorking
Surrey, RH4 1QA;

PricewaterhouseCoopers
Gardner House
Wilton Place
Dublin 2
Republic of Ireland;

PricewaterhouseCoopers
ICC Building
Casemates Square
Gibraltar;

Collas Day
PO Box 140
Manor Place
St. Peter Port
Guernsey, GY1 4EW;

PricewaterhouseCoopers
60 Circular Road, 3rd Floor
Douglas
Isle of Man; and

Mourant du Feu & Jeune
22 Grenville Street
St Helier
Jersey, JE4 8PX.

Please note that no investment advice will be given to any caller to the Friends Provident Helpline and no material information relating to Friends Provident plc or its Ordinary Shares which is not contained in the Prospectus or this document will be provided.

2.9 The date of this document is 6 July 2001.

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

imprima de bussy — C83276

THE COMPANIES ACT 1985

And

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

-of-

FRIENDS PROVIDENT plc

(Company No. 4113107)

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 020 7374 8000
Fax: 020 7374 0888
Ref: 3189/30812511

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

FRIENDS PROVIDENT plc[1]

1. The Company's name is "FRIENDS PROVIDENT plc".

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4.1 The object of the Company is to carry on business as a general commercial company.

4.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

4.2.1 To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

4.2.2 To act as executor or administrator of any deceased person and either as executor testamentary or dative or as the representative of such executor and for that purpose to enter into all necessary bonds in connection therewith and to act as an ordinary custodian or judicial trustee and to undertake the office of receiver, treasurer or auditor, liquidator, administrator or assignee of the estate of any bankrupt or insolvent person or company and to keep for any company, Government or Authority, or body any register relating to any stocks, funds, shares or securities, and to undertake any duties in relation to the registration of transfer or issue of certificates or otherwise and generally to hold and perform the duties of any office of trust or confidence.

1 The name of the Company was changed from Meritkudos Public Limited Company to Friends Provident plc by a written resolution of the members passed on 19 April 2001.

4.2.3 To pay, satisfy or compromise any claims against the Company or its subsidiaries in respect of any contracts entered into by the Company or its subsidiaries which it may deem expedient to satisfy or compromise notwithstanding that the same may not be enforceable.

4.2.4 To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

4.2.5 To pay for any property or rights acquired by the Company, either in cash or fully or partly paid-up shares, with or without preferred or deferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Company may determines.

4.2.6 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

4.2.7 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

4.2.8 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain,

or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

4.2.9 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

4.2.10 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

4.2.11 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

4.2.12 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

4.2.13 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

4.2.14 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

4.2.15 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

4.2.16 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

4.2.17 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

4.2.18 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

4.2.19 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

4.2.20 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

4.2.21 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

4.2.22 To distribute among the members of the Company in kind any property of the Company of whatever nature.

4.2.23 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

4.2.24 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and

services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

4.2.25 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

4.2.26 To procure the Company to be registered or recognised in any part of the world.

4.2.27 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

4.2.28 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

4.2.29 AND so that:-

4.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

4.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

4.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5. The liability of the members is limited.

6. The Company's share capital is £250,000,000 divided into 2,500,000,000 shares of 10 pence each*.

*** NOTE**

The share capital of the Company was increased as follows:-

6th June 2001	From £100,000 to £250,000,000 by creation of an additional 2,499,000,000 ordinary shares of 10 pence each

THE COMPANIES ACT 1985

And

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

-of-

FRIENDS PROVIDENT plc

(Company No. 4113107)

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
Tel: 020 7374 8000
Fax: 020 7374 0888
Ref: 3189/30812511

INDEX

ARTICLES OF ASSOCIATION

of

Friends Provident plc

(adopted by written resolution passed on 6 June 2001)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

"address" in relation to electronic communications, includes any number or address used for the purposes of such communications;

"the Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"the Uncertificated Securities Regulations" means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995.

(2) In these Articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the

Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

4. Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

5. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

6. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

7. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

8. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

   If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 8(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

9. Notwithstanding anything else contained in these Articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

10. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

    (a) in such manner (if any) as may be provided by those rights; or

    (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the

sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

11. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares.

SHARE CERTIFICATES

12. (1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

14. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death

or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

15. To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

17. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

20. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

21. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

22. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

23. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

24. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

25. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

26. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

27. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

28. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

29. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned.

30. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

31. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

32. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

33. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

34. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

35. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

36. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

38. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

39. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent.of their class -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed

or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

40. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in

right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

41. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

42. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may, in the case of shares in certificated form, authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the

shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

43. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

44. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

45. All general meetings other than annual general meetings shall be called extraordinary general meetings.

46. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

47. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

48. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

49. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

50. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

51. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall

preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

52. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

53. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

54. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

55. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

56. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman; or

(b) by not less than five members (including proxies for members) having the right to vote at the meeting; or

(c) by a member or members (including proxies for members) representing not less than one-tenth of the total voting rights of all the members (including proxies for members) having the right to vote at the meeting; or

(d) by a member or members (including proxies for members) holding (or representing members who hold) shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The appointment of a proxy gives the proxy the authority to demand a poll or to join others in demanding a poll. A demand for a poll made by a proxy for a member is treated in the same way as a demand by the member himself.

57. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall

be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

58. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

59. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

61. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

FORM OF RESOLUTION

63. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in like form each executed by or on behalf of one or more of the members.

VOTES OF MEMBERS

64. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member (or proxy therefor) shall have one vote for every share of which he is the holder. A proxy representing a member (other than the chairman of the meeting in his capacity as a proxy) can vote on a show of hands but shall have only one vote even if he is also a member himself or is a proxy for more than one person.

65. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

66. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

67. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

68. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

69. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

70. Subject to article 71 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer.

71. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirement as authentication of the appointment and any limitations, restrictions or conditions as directors may think fit.

72. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment in writing be deposited at the office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communication:

(i) in the notice convening the meeting, or

(ii) in any appointment of proxy sent out by the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director;

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

73. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

74. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member). A proxy may speak at a meeting in respect of which he has been appointed as proxy.

75. The directors may at the expense of the Company send or make available invitations to appoint instruments of proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental

omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

76. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

77. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

78. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

79. A director shall not require a share qualification.

80. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine (not exceeding £1,000,000 per annum in aggregate or such larger amount as the Company may by ordinary resolution decide). The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

81. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

82. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

83. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

84. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

85. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

86. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

87. (1) (a) Until the audited consolidated balance sheet and profit and loss account of the Company and its subsidiaries for the period ended 31 December 2001 is issued, the directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of

the Company, exceed the aggregate of the issued share capital and share premium account of the Company as confirmed by the auditors.

(b) Thereafter, the directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the aggregate of share capital and consolidated reserves.

In this article "share capital and consolidated reserves" means the aggregate of:-

(i) the amount paid up or credited as paid up on the share capital of the Company; and

(ii) the aggregate amounts of the consolidated capital and revenue reserves (including share premium account, capital redemption reserve and profit and loss account) of the Company and its subsidiary undertakings

all as shown by the then latest audited consolidated balance sheet of the Company and its subsidiary undertakings but:-

(A) adjusted as may be appropriate in respect of (i) any subsequent variation in the paid up share capital or share premium account of the Company, and so that for this purpose if the Company has issued any shares for cash and the issue has been underwritten then the amount (including any premium) of the subscription moneys (not being moneys payable later than three months after the date of allotment) shall be deemed to have been paid up at the date when the underwriting became unconditional; (ii) any unconsolidated subsidiary undertaking; (iii) any companies which since the date of such balance sheet have become or have ceased to be subsidiary undertakings; and (iv) any companies which will become or cease to be subsidiary undertakings as a result of the transaction in relation to which the calculation falls to be made;

(B) after making an appropriate deduction in respect of any distribution other than to the Company or another subsidiary undertaking out of profits earned prior to the date of such balance sheet and not provided for therein;

(C) excluding any amounts set aside for taxation and any amounts attributable to minority interests in subsidiary undertakings;

(D) deducting a sum equivalent to any debit balance of profit and loss account; and

(E) after making such other adjustments (if any) as the auditors may consider appropriate.

The certificate of the auditors as to the amount of the share capital and consolidated reserves at any time shall be conclusive and binding upon all concerned.

(2) In this article -

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated

or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

88. (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

89. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

90. At the annual general meeting in every year there shall retire from office by rotation:-

(a) all directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them; and

(b) if the number of directors retiring under (a) above is less than one-third of the directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

91. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 90(b) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

92. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

93. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

94. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

95. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

96. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

97. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

98. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

99. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing by all the other directors to resign.

100. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

101. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit..

102. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body

corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

103. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

104. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A

director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

105. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

106. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

107. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

108. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

109. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and

effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

110. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs -

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent.or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

111. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

112. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

113. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

114. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

115. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

116. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

117. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

118. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

119. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

120. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

121. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any

member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

122. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

123. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

124. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

125. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any

person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

126. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

127. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

128. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

129. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not either be in writing or given using electronic communications.

130. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where:-

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that Article 48 shall apply to such notice as it does to any other notice of meeting.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom (not being an address for the purposes of electronic communications) at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

131. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

132. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

133. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under Article 130 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

134. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by

advertisement in at least one leading national daily newspaper published in the United Kingdom.

135. A notice sent by post to a registered address in the United Kingdom shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 130. Proof that a notice contained in an electronic communication was sent in accordance with the Guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

136. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

137. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

DESTRUCTION OF DOCUMENTS

138. (1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

139. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

140. Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled -

(a) every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability, loss or expenditure incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted to be done by him as an officer or auditor of the Company and in which judgment is given in his favour or in which he is acquitted, or

incurred in connection with any application in which relief is granted to him by the court from liability in respect of any such act or omission or from liability to pay any amount in respect of shares acquired by a nominee of the Company; and

(b) the directors may purchase and maintain insurance at the expense of the Company for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a director, officer or auditor.